Form 20-F
period 1999-12-31
MADGE NETWORKS NV
filed 2000-03-31
CIK 1002210

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                   FORM 20-F

(Mark One)
   [ ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
   [X]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended DECEMBER 31, 1999
                                         OR
   [ ]       TRANSITION REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES
                                EXCHANGE ACT OF 1934
                    For the transition period from           to
                          Commission file number: 0-21944

                              MADGE NETWORKS N.V.
             (Exact name of Registrant as specified in its charter)

                (Translation of Registrant's name into English)

                                THE NETHERLANDS
                (Jurisdiction of incorporation or organization)

     TRANSPOLIS SCHIPHOL AIRPORT, POLARIS AVENUE 23, 2132 JH HOOFDDORP, THE
                                  NETHERLANDS
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

             Title of each class                 Name of each exchange on which registered
                                            None

     Securities registered or to be registered pursuant to Section 12(g) of the Act.

              Common Shares, par value one Dutch Guilder per share
                                (Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

       Common Shares, par value one Dutch Guilder per share:  40,511,345

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                        Yes [X]                      No [ ]
     Indicate by check mark which financial statement item the registrant has elected to follow.
                    Item 17 [ ]                  Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              MADGE NETWORKS N.V.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward Looking Statements................................................   1
PART I
Item 1        Description of Business.....................................   3
Item 2        Description of Property.....................................  28
Item 3        Legal Proceedings...........................................  29
Item 4        Control of Registrant.......................................  29
Item 5        Nature of Trading Market....................................  30
Item 6        Exchange Controls and Other Limitations Affecting Security
                Holders...................................................  31
Item 7        Taxation....................................................  31
Item 8        Selected Financial Data.....................................  35
Item 9        Management's Discussion and Analysis of Financial Condition
                and Results of Operations.................................  36
Item 9A       Quantitative and Qualitative Disclosures About Market
                Risk......................................................  42
Item 10       Directors and Officers of Registrant........................  43
Item 11       Compensation of Directors and Officers......................  44
Item 12       Options to Purchase Securities From Registrant or
                Subsidiaries..............................................  45
Item 13       Interest of Management in Certain Transactions..............  45

PART II
Item 14       Description of Securities to be Registered..................  47

PART III
Item 15       Defaults Upon Senior Securities.............................  47
Item 16       Changes in Securities and Changes in Security for Registered
                Securities and Use of Proceeds............................  47

PART IV
Item 17       Financial Statements........................................  47
Item 18       Financial Statements........................................  47
Item 19       Financial Statements and Exhibits...........................  48
Signatures................................................................  49

                           FORWARD LOOKING STATEMENT

     Our operating results have in the past and may be in the future affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Form 20-F express our "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, regarding:

     -  the success and growth of Madge.web

     -  economies of scale being achieved by Madge.web

     -  expected dates for the launch of our products and services

     - the adequacy of our financial resources and our ability to raise additional financing

     - the success of cost reduction plans in Madge.connect and accounting therefor

     - the size of and potential growth or decline in markets for our products and services

     -  our expected gross margins and expense levels

     - our plans to continue investing in new products, services and core technologies

     -  belief regarding our tax status as PFIC or FPHC

     -  the anticipated outcome of litigation involving us

     - expectations regarding future special charges and other accounting treatment

     -  ability to maintain existing partnerships and develop new ones

     -  ability to attract and retain skilled employees

     Such statements as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties referred to in this Form 20-F under "Description of Business -- Risk Factors' and elsewhere herein. Actual results, actions or events could differ materially. Risks include, among other factors:

     -  management of growth and integration of acquisitions

     -  our ability to raise the additional funds we require

     -  potential for quarterly fluctuations in revenues

     -  our continued dependence upon revenue from Token Ring products

     -  our dependence upon a limited number of suppliers

     - the need for regulatory approvals for certain telecommunications services

     -  our dependence upon third party distributors

     -  frequent new product introductions by competitors

     - any defects in our products or services would direct our attention from product development and could result in loss of customers

     -  loss of key personnel could harm our results of operations

     -  intense industry competition

     -  rapid or unexpected changes in technologies

     We believe that future operating results will also depend on, among other factors:

     -  demand for our products and services

     - our ability to identify and develop new product and service opportunities

     -  our ability to differentiate our products and services from competitors

     -  general economic conditions

     See "Description of Business-Risk Factors" below. You are urged to carefully consider these factors as well as other information contained within this Form 20-F and in our other periodic reports and documents filed with the Securities and Exchange Commission.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

OVERVIEW

     Madge Networks N.V. ("Madge") is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. Our goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol (IP) solutions. We operate through two subsidiary groups, Madge.web and Madge.connect. Madge.web provides network infrastructure and application services to address the specific needs of multinational finance and media companies. Madge.connect is a global supplier of advanced networking products including Token Ring solutions, ISDN switching and IP based video networking for large enterprises. Our main business centers are located in New York and Dallas, Texas, in the United States (for the Americas region), Singapore (for Asia-Pacific region) and Wexham Springs in the United Kingdom (for the rest of the world). We market our Madge.web services primarily directly to business customers, and we serve our customer base for our Madge.connect products through a global network of distributors and resellers.

     Our Madge.web group provides network infrastructure and application services to address the specific needs of multinational finance and media/publishing companies. These value-added voice and data networking services, include managed IP services over our own network (the "Madge net"). Our acquisition of Gains International in February 1999 provided us with a global network and allowed us to move quickly to roll out the Madge net on a world-wide basis. Our strategic alliances, including alliances with RealNetworks and Engage Technologies, will allow Madge.web to offer high value services for the financial and media/publishing markets with a focus primarily in Europe. The internet is fundamentally changing these two industries. We provide network and hosting services to support their network-centric applications and communications. We anticipate that Madge.web revenues of $29.5 million for 1999 will grow significantly over the next 12 months and will increase as a proportion of our total revenues.

     Our Madge.connect group produces products for data and video networking. We offer products in two main areas: (1) Token Ring products including High Speed Token Ring ("HSTR") and asynchronous transfer mode ("ATM") backbone products for the Token Ring network and (2) Video Networking products that meet the network infrastructure needs of companies using video conferencing. Our Token Ring and HSTR product offerings were enhanced by our acquisition of the Token Ring business of Olicom A/S ("Olicom") on August 31, 1999. We expect the market for our Token Ring products will continue to decline. Our strategy has been to increase our market share and our acquisition of Olicom's Token Ring business reflects this. We will also be enhancing our product portfolio further by the release (planned for 2000) of products that will allow end users to connect a Token Ring network to a Gigabit (1000 Mbps) backbone. This will enable our customers to retain their investment in Token Ring technology and yet benefit from the high speed backbones now available. In fourth quarter 1999 we created two specific groups within Madge.connect research and development, one focusing on enhancing our existing enterprise products and the other on new internet related access products. Our networking products are used primarily by large organizations that rely on network infrastructure for their enterprise-critical applications. These organizations require networks that provide a high degree of stability, reliability, performance and functionality. We are marketing our Madge.web managed network services directly to similar organizations.

     Certain corporate services were provided by both Madge.web and Madge.connect and from January 1, 2000 these services are being supplied by a group services company incorporated in the UK.

     Madge Networks N.V. (Nasdaq: MADGF), a public limited liability company, was incorporated in The Netherlands in April 1993 and completed an initial public offering in August 1993. Our registered offices in The Netherlands are located at Transpolis Schiphol Airport, Polaris Avenue 23, 2132 JH, Hoofddorp, The Netherlands, and our telephone number is (31) 23 5649 123. Our Director of Investor and Public Relations is Ms. Lisa Ellis, who may be contacted at One State Street Plaza, 12th Floor, New York, New York 10004, telephone number (212) 709-1007.

     Unless the context otherwise requires, references to "Madge", "our" or "we" herein are to Madge Networks N.V., together with our direct or indirect wholly-owned subsidiaries.

MADGE.WEB

     Our Madge.web group provides network infrastructure and application services, particularly focused on serving the specific needs of multinational finance and media/publishing companies. These value-added voice and data networking services, include managed IP services over our own network (the "Madge net").

SERVICES WE OFFER

     The following is a list of the services we offer or, in the case of Streaming Media, anticipate we will offer by mid-2000. Our currently available services are provided with no reliance on a third party, other than upon the carriers to provide us with the bandwidth required.

- Managed Hosting

     - A variety of customized hosting solutions, based on one or more dedicated servers, providing customers with a managed server platform, and associated management of operating systems and web hosting software.

- Managed Virtual Private Networking

     - Managed end-to-end virtual private networks, based on IP, used by customers for a variety of applications.

     - Managed end-to-end virtual private network, based on IP, for closed communities of users.

     - Managed firewalls and other security measures, used by customers to protect the integrity of their networking.

     - Remote dial-up a network, used by customers for tele-workers and preferred partners.

     - Internet connectivity, enabled at various Internet links in different countries, used by customers to allow outward access to the Internet from their virtual private network, and inward access to security-enabled users.

- Managed Private Networking

     - Managed end-to-end open voice networks, specifically for broker/trader applications.

     - Managed end-to-end private networks, used by customers for a variety of applications, delivered by dedicated circuits within the Madge net.

     - End-to-end private bandwidth used by customers for a variety of applications, delivered by dedicated circuits.

- Application Hosting and Management

     - Internet application service for advertising delivery, deployed in alliance with Engage Technologies as Engage AdBureau Europe, to host and deliver banner advertisements and other profile-driven content, allowing customers to outsource all the activities associated with the delivery of Internet advertising and to link up with the Engage Knowledge profile database.

- Streaming Media - expected to be in operation by mid-2000, offered and jointly marketed in alliance with RealNetworks

     - Madge Broadcast Network - a service utilizing the Madge net to by-pass the backbone of the public Internet in Europe, giving providers of rich media content a high quality storage and delivery service of streaming media.

     - A service to encode rich media content, providing content provider customers a one stop shop for converting television-quality and audio signals into Internet-ready streaming data.

OUR NETWORK - MADGE NET

     We operate a network backbone that overlays and bypasses the public internet (hence called an "overnet") that we call Madge net. A backbone is a high capacity element of an infrastructure that interconnects a number of workgroups and network-based services. Madge net has evolved from two primary components: the Madge.web core ATM/IP infrastructure and the installed network facilities acquired from Gains International. The historical Gains network infrastructure was designed and deployed for the specific operational requirements of compressed voice services within the financial services (dealing room) environment. These requirements are to minimize voice delays on an end-to-end basis, and to provide distributed voice conditioning throughout the network. Consequently, the network platform installed for these services utilizes Time Division Multiplexing (TDM) technology. In contrast, the core IP services depend on an ATM/IP infrastructure.

     The two core network components have been integrated to allow connectivity of any service (IP, managed data or voice) across the existing world-wide network. This network currently spans 33 countries with 55 principal Points of Presence (POPs). The backbone network bandwidth varies, depending on geographical region and customer requirements.

     Madge net will continue to be developed via the deployment of ATM/IP nodes, probably to all existing countries that currently have TDM facilities. Our current projection is that all existing TDM nodes will be interconnected with the ATM/IP nodes so that the voice traffic is transported across the ATM backbone along with all IP services by mid 2001 so that ultimately all customer applications and services will be transmitted and supported across a wholly ATM network with world-wide coverage. Additional countries have been identified in line with the market opportunities for IP and compressed voice services.

     To ensure maximum internet connectivity for us, we plan future POPs in locations within or in close proximity to public internet exchange points and with multiple, diverse telecommunications services from multiple providers.

     Within our core Wide Area Network (WAN) technology we currently utilize ATM platforms from Nortel, IP platforms from Cisco and Time Division Multiplexer platforms from Newbridge Networks. Each platform is available in a number of configurations and is deployed as per the size and reliability needs of a particular location.

DESIGN PRINCIPLES USED FOR OUR ATM/IP NETWORK

     We have designed the Madge net for resilience, diversity, scalability, performance and rapid customer deployment.

Resilience

     - All core network components are deployed in a redundant, fault-tolerant manner, including multiple network connectivity in key locations.

     - All core network connectivity is implemented using SDH (Synchronous Digital Hierarchy) or Sonet technology. This means that the telecommunications services themselves are fault-tolerant.

     - Each POP or data center location is supported by fault-tolerant power feeds that provide uninterruptible power supply and a back-up generator plant.

Diversity

     - All core network backbone services are deployed using multiple telecommunication routes, which is particularly important with international services.

     - Where appropriate, multiple telecommunications services are deployed from a number of different telecommunication operators to safeguard against failure conditions within a specific operator's network.

     - Where required, back-up services utilizing integrated services digital networking ("ISDN") technology are implemented, to further diversify the service options to end user customers.

Scalability

     - Our POP switch and router equipment has been specialized to support our estimated connectivity and service needs.

     - Current backbone network services can be simply and seamlessly upgraded to meet growing customer demand.

     - Our network capacity planning group typically forecast network capacity three to six months ahead, allowing us to carry out any necessary network upgrades in a controlled and seamless manner.

Performance

     - The network is designed to offer a minimum number of hops to each Public / Open Internet Exchange point.

     - The network is deployed so that it will only take a relatively small maximum volume of traffic to ensure minimum packet (data) loss and minimum end-to-end delays.

Rapid customer deployment

     - While our services typically meet the complex needs of our customers, they are designed so that they can be rapidly implemented.

     - As new customer connections are required the customer-connecting telecommunication services deployed within the POP require only software programming, thereby minimizing installation lead-times.

BANDWIDTH UTILIZATION AND DEPLOYMENT

     We procure fiber-based telecommunications facilities from a number of major carriers selected on the basis of service and performance levels and upon their implementation lead-times as well as cost. We are currently not building or buying our own fiber installation. This is largely due to the fast dynamics within the bandwidth arena, particularly related to falling prices, introduction of new providers and new technologies.

     The bandwidth available on our network can be increased in line with the overall network capacity required by customer demand. In this way, costly spare network capacity is not lying idle on the network.

NETWORK MANAGEMENT AND CUSTOMER SUPPORT

     Our global network infrastructure is monitored from two primary, state-of-the-art Network Operations Centers (NOCs). These are full support facilities within the United Kingdom (Wokingham) and North America (New York) that together provide coverage to our customers 24 hours a day, every day of the year. A further NOC is planned for Singapore during 2000 or early 2001. Our NOCs manage the end-to-end customer IP and TDM services, as required by our service level agreements with our customers. Our NOCs allow fast and easy customer access to the required level of engineering support. In addition, these support centers also offer customer "self-service" facilities, so that customers can access service information (for example, trouble tickets and usage statistics), via the internet. We do this by using the latest generation of customer care and billing systems (systems including Clarify, Geneva and ACD), in addition to a range of network and system controls and monitoring systems, utilising HP OpenView as an umbrella management system. As of December 31, 1999 94 operations personnel supported these centers. The engineering personnel undertake industry-recognized accreditations where appropriate and provide multi-lingual language support, in line with our international customer base.

STRATEGIC ALLIANCES

     We have so far established two alliances with U.S. based internet technology companies, RealNetworks and Engage Technologies. A key element of our strategy is to leverage our strength in Europe as a provider of network infrastructure and application services to enter into partnerships with leading American internet companies who wish to accelerate their moves into Europe.

RealNetworks(R) Inc.

     In December 1999, we entered into an agreement with RealNetworks to extend Real Broadcast Network services to Europe. The Real Broadcast Network is an internet broadcast service providing streaming media distribution services on behalf of broadcasters and content providers. Currently deployed only in North America, it offers full turnkey services, including the hardware, software, personnel, network connectivity and bandwidth necessary to enable businesses to deliver real-time and playback of rich multimedia streaming content over the internet. The Real Broadcast Network operates a network backbone that by-passes the public internet (overnet) and features a distributed multi-tier architecture designed to improve internet broadcasts by routing consumers to the nearest broadcast hub on the internet or within an internet service provider.

     Through our agreement with RealNetworks, we will be setting up an affiliate network and broadcast operations (encoding) center in Europe, the Madge Broadcast Network, utilizing RealNetworks technology. RealNetworks will also provide consultancy services to help put the service into operation. The two companies will exchange the traffic of content providers seeking trans-Atlantic distribution of their rich media content. As this arrangement rolls out we will incur costs, including capital investment in equipment needed to establish a connection of sufficient bandwidth between our networks and additional people will need to be hired to implement and run this arrangement. We do not expect to generate revenue from this roll-out until the third quarter of 2000. We will jointly market the European service, with marketing funds being contributed by RealNetworks. Each company has unlimited geographical rights to market the services of the other company's Broadcast Network.

Engage Technologies, Inc.

     We entered into a three year agreement with Engage Technologies, a subsidiary of CMGI, in May 1999. Under this agreement we obtained exclusive rights to operate the Engage AdBureau, a turnkey service for the scheduling, targeting, delivery, and reporting of internet advertising in Europe. In June 1999 we established the hosting service for AdBureau at our own cost, and the revenue generated based upon the number of advertising views that take place is divided according to a formula agreed with Engage Technologies.

     Currently Engage Technologies markets the AdBureau service directly to their customers. In May 1999 we were granted the rights to sell the service to end users. Engage Technologies co-operates in joint marketing activities with us, and provides us with introductions to potential customers for our web hosting services.

MARKETING, SALES & DISTRIBUTION

     As of December 31, 1999 we employed 85 marketing and sales personnel in Madge.web. Madge.web markets its global services directly to business customers and to a limited extent through partners who take commissions. While we employ a combination of direct sales and indirect channels for both target markets, our emphasis is on direct sales, for which we employ sales techniques such as local telemarketing, individual referrals, and trade shows. We also have an established network of resellers who sell our trade voice service (part of the Managed Virtual Private Networking suite of services listed above). These resellers operate in addition to our direct sales force. We do not enter into reseller agreements in any geographic market that would prevent our selling direct in the future. We currently sell services direct to customers in all major European countries. To expand our sales activities we plan to add sales personnel in several European countries during 2000 including Germany and Holland in the second quarter. In addition to Europe our direct sales force covers the United States, the United Kingdom, Singapore, Australia, Hong Kong, Malaysia and Japan.

     Engage Technologies also provide additional customer access for Madge.web, by effectively serving as resellers of certain Madge.web services. We are also targeting web site design companies as a means to obtain further access to the media/publishing market. An example of this is our relationship with flg21, a leading UK-based web site designer, whose web services we now host and deliver.

     The telecommunications industry continues to be subject to regulation, which is still particularly restrictive in parts of Asia, Eastern Europe, Africa and the Middle East. We have operating licenses or have developed relationships with the major telecommunication operators in all our key markets. This gives us an entry point for the further development of our IP-based activities in these countries. For more information on the regulation in these markets see "Madge.web - Services we offer" and "Madge.web Services Regulation" both in this Item 1.

     We believe that Europe has the greatest potential revenue growth for our Madge.web business over the next three years as the market for internet services in Europe increases substantially, and we will be concentrating our efforts on this region. We derived approximately $26.7 million or 91% of our net Madge.web revenue from operations outside of the Americas in 1999. We expect that sales from outside the Americas will continue to represent a majority of our net service revenue. Multinational business is subject to various risks, including exposure to currency fluctuations, the greater difficulty of administering business globally, regulatory requirements and other risks associated with international sales, such as import and export licenses, political and economic instability, overlapping or differing tax structures, trade restrictions and changes in tariff and freight rates.

     Madge.web enters into customer contracts, typically for one year or more, that provide for either monthly or quarterly payments to be made and as such, Madge.web revenue is also subject to fluctuations as customer contracts end, tariffs rates change and new contracts are signed.

CUSTOMERS

     Madge.web is concentrating in particular on providing services to companies in the financial and media/publishing markets. The following provides a list of some of the companies to whom Madge.web provides one or more services:

    FINANCIAL SERVICES                            MEDIA/PUBLISHING
    ------------------                            ----------------
    ABN Amro                                      Centaur Communications
    Bangkok Bank                                  EMAP Online
    Banque Nationale de Paris                     Flg21
    Carl Kliem SA                                 Hurst Publishing
    Commerzbank AG                                IPC Electric Limited
    Credit Suisse First Boston (Europe)           MGN Limited
    Limited                                       WAM!NET UK Limited
    Deutsche Bank AG                              SNAI International Limited
    Goldman Sachs                                 Medialand
    Merrill Lynch                                 Film World Limited
    Sanwa Bank


MADGE.CONNECT


     Madge.connect is a global supplier of our traditional Token Ring local area network and video networking solutions and offers a range of data and video networking products.

TOKEN RING SOLUTIONS

     We provide Token Ring users product solutions for their local area network ("LAN") infrastructure, from the desktop through to the backbone. Our portfolio of Token Ring products and customer base was increased significantly with the acquisition of the Token Ring business of Olicom A/S in August 1999. See Item 9 -Management's Discussion and Analysis of Financial Condition and Results of Operations - General. We are carrying out a review of our Token Ring product portfolio in light of the Olicom acquisition and intend to streamline our product portfolio to maximize volume efficiency and customer value.

- Token Ring Adapter Cards

     We provide Token Ring adapter cards for workstations, servers and mobile users. Adapter cards plug into an expansion bus of a personal computer, workstation or server to provide the physical connection to the network cable and to control data exchange over the network. We deliver a range of Token Ring adapter cards for all the major industry standard PC bus architectures.

     Our "Smart" product line is a set of high performance, high functionality Token Ring adapters suitable for demanding applications in all Token Ring environments. In addition to this line we also produce the Presto PCI adapter, which is designed as a more cost effective solution and an adapter which supports HSTR (High Speed Token Ring) operation at 100 Megabytes per second ("Mbps"). Our most recent adapters all use the Ringrunner(TM) family of silicon, which we developed. These adapters are shipped with our Madge Perspective(TM) LAN Tools, a suite of driver and support software that allows users to run the same software across desktops, laptops and servers. This allows easier installation and support of Token Ring networks.

     Our Olicom brand adapters are also high performance devices performing the same function as the Madge branded adapters, ranging in speed from 4/16 Mbps to 100 Mbps. These adapter products include a 100/16/4 Mbps adapter, a cost effective 16/4 adapter and a Personal Computer Memory Card International Association ("PCMCIA") card.

     Our Unidriver software will help us with our program of streamlining our product portfolio as this software will enable our customers to migrate between Olicom and Madge brand adapters. The current version of the Unidriver software simplifies the migration between different versions of Madge branded adapter cards. The next version, due to be released mid-2000, will allow users of the larger volume Olicom-branded cards to migrate to Madge-branded adapter cards and vice versa, usually only by changing their hardware, which is typically easier than having to change the software.

     According to the independent research firm Cahners In-Stat ("In-Stat"), we were second to IBM in world-wide unit shipments for Token Ring adapter card products in 1999 with approximately 27.4% of the Token Ring adapter market share. Since September 1999 our sales have included the sales of the Olicom Token Ring adapters we acquired. This is reflected in the fact that for the fourth quarter 1999 our share of the market was 41.3%, again second to IBM.

- Stackable Token Ring Hubs

     We offer hub solutions for the backbone, workgroup and branch office. We provide an intelligent Token Ring stackable hub that provides fully automated fault recovery and management capabilities. The product range includes our SmartCAU Plus(TM), SmartLAM(TM) and SmartRAM(TM) products. The Olicom branded products (the OC3000 family) are very similar to the Madge brand (and other products on the market) but were usually sold by Olicom to different customers from ours. Following our acquisition of Olicom's Token Ring business, our primary competitors in the Token Ring switching market are IBM, Nortel and Cisco. According to estimates by Dell'Oro (an independent research firm), our world-wide market share for Token Ring switches in 1999 ranked us first. In 1998 Dell'Oro ranked us fifth.

- Token Ring Switches

     - Smart Ringswitch(TM) Products

     The Smart Ringswitch family is designed to provide the functionality that was previously addressed by bridges and routers, but at a higher performance level and a lower price. The Smart Ringswitch family offers increased performance of network traffic between workgroup rings and facilitates the centralization of servers into a single location where they can be easier to manage and maintain. This product family supports virtual LANs on a per port basis and/or spread across multiple switches. The switch incorporates a unique method of reducing broadcast traffic, running alongside other traffic control processes, and passes only necessary broadcast traffic to each and every ring. The Smart Ringswitch Plus product provides comprehensive broadcast control on most Token Ring LAN protocols commonly in use.

     Our Smart Ringswitch product family also offers a choice of connection types, such as HSTR, DTR (Dedicated Token Ring with full duplex operation allowing the switch to simultaneously send and receive data for increased efficiency), FDDI (Fiber Distributed Data Interface) and ATM links. The Smart Ringswitch Plus is a modular product, which means customers can add or change its physical characteristics to suit their requirements.

     Our Smart Ringswitch Plus(TM) and Smart Ringswitch Express(TM) Token Ring switches are designed to ease congestion on Token Ring backbones. During 1999 new modules were launched for Smart Ringswitch Plus to increase the maximum number of HSTR connections, in addition to new models of Smart Ringswitch Express, which offer HSTR connectivity. These HSTR options offer greater bandwidth for Token Ring backbones than was previously available, allowing faster transfer of data with less congestion.

     Our Ringrunner family of silicon devices are designed to enable "cut-through" switching for Madge.connect's switch products. "Cut-through" switching allows data to be switched with lower latency delays that can result from "store-and-forward" switching - the alternative to "cut-through" switching. However "cut-through" cannot be used for every switch application.

     - Olicom-branded 8600 family

     The Olicom branded 8600 family of switches are resilient, stackable switches used for workgroup or small backbone applications where a more costly device such as Smart Ringswitch is not appropriate. The 8600 switch family connects either hubs or individual devices to the network. It features a flexible stacking arrangement to allow customers a choice of configuration. In addition to its Uplinks (allowing connection to a backbone switch), it provides for the translation between different media types (e.g. Token Ring to Ethernet).

     - Smart DeskStream(TM) Products

     Our Smart DeskStream Token Ring Switch has been designed to provide the benefits of full Token Ring switching for direct PC connections. These products offer more bandwidth for each connection, are more secure and more reliable, and are priced comparable to Token Ring hubs. The Switch also enables the connection of the workgroup to the backbone via a higher speed connection. The adoption of switching technology has allowed Token Ring backbones to deliver increased performance and resilience throughout the network and also gives users the ability to add capacity to the network as demand increases and to design a flexible network that meets their needs. By leveraging the power of installed Token Ring network interface cards, each switched desktop connection can benefit from a dedicated 16 Mbps (full-duplex) of bandwidth to each PC, and the capability of a high-speed uplink to the network backbone. This is a significant increase in the bandwidth available to users on conventional, shared-media Token Ring. In addition, dedicated connections can improve both manageability and reliability and therefore reduce support costs.

     Our Smart DeskStream employs high speed, low latency cut-through switching between user ports to deliver wire-speed bandwidth to every desk, optimizing network-application performance. The highly scaleable stacking architecture offers simple, gradual expansion, as additional network connections are required. A variety of connection modules are available to connect Smart DeskStream to other networks, including Token Ring (fiber and copper), and HSTR. The ATM connection module is planned for release by mid-2000.

     The Smart DeskStream allows workgroups to be instantly upgraded from shared to switched connections without needing re-configuration. It is able to do this because it has auto-speed and media sensing ports and can support both source route and transparent methods of information routing.

ATM BACKBONE PRODUCTS

     Our ATM products are designed to protect our customers' existing investments in Token Ring by allowing them to integrate their Token Ring networks with an ATM backbone. An ATM module is available to link the Ringswitch family of Token Ring switches into an ATM backbone and an ATM uplink for the Smart DeskStream is planned for release by mid-2000.

     Our Collage(TM) 700 series are a range of high performance ATM backbone switches that are designed to support our LAN emulation software for Token Ring networks at speeds of up to 622 Mbps.

     Our Collage 155 PCI adapter is a 155 Mbps ATM adapter card that supports the server environment. We have provided this ATM card throughout 1999, but we anticipate that it will be discontinued during 2000 due to a rapidly falling demand. Sales of ATM products into Token Ring networks are declining and are expected to be a decreasing proportion of our net sales.

HIGH SPEED TOKEN RING PRODUCTS

     To serve the needs of Token Ring users who need to scale network performance, particularly in the backbone, without having to introduce alternative technologies such as ATM or Ethernet, the leading Token Ring vendors have developed the HSTR extension to the Institute of Electrical and Electronics Engineers ("IEEE") 802.5 Token Ring Standard for 100 Mbps. HSTR supports native Token Ring protocols and frame formats (the structure of the information of the traffic in Token Ring as defined by the IEEE) to enable easy integration into existing Token Ring networks.

     The HSTR Alliance, an alliance of leading Token Ring vendors including Madge.connect, IBM, and Olicom (until Madge.connect acquired their Token Ring business in August 1999), has developed specifications for HSTR with the IEEE. Madge is the vice-chair of the HSTR Alliance.

     We have developed and are now shipping a range of HSTR products operating at 100 Mbps, including HSTR modules for the Ringswitch and the DeskStream family of switches and a HSTR adapter for server and power users. HSTR modules for the 8600 family are also available. Olicom also shipped its 100/16/4 HSTR adapter (model 3450) in 1999, although the volumes were modest. Madge.connect intends to discontinue the Olicom card during 2000 and to concentrate our efforts on our own brand equivalent (model 51-05) in order to optimize manufacturing efficiency and customer value.

GIGABIT NETWORKING PRODUCTS

     Recent industry advances now permit customers to implement a backbone running at Gigabit (1000 Mbps) speed. However such a backbone uses Ethernet, an alternative networking technology to Token Ring. A customer may want to use a Gigabit backbone for a number of reasons, including the increased speed and the widely perceived performance and cost benefits. For a customer to maintain the maximum flexibility and choice in their backbone and to continue to utilize their existing Token Ring network, we intend to release a Gigabit IP switch during 2000. This will enable our customers with a Token Ring network to enhance their network with connectivity to a Gigabit backbone. If we are unable to release such products, for whatever reason, this could have a material adverse affect upon our Token Ring revenue and our business.

VIDEO NETWORKING PRODUCTS

     Our video networking products include a family of wide area network, ISDN access switches primarily used for global video communications (AccessSwitch(TM)). These products support more than 40 signaling protocols and are able to consolidate a variety of voice, data and video traffic and dynamically allocate consolidated traffic to a broad range of private and public carriers in a cost-effective manner. The AccessSwitch 60 and the AccessSwitch 200 products offer varying numbers of ports and provide high-capacity, high-performance, integrated network access for large networks. The AccessSwitch 20 is designed for smaller sites and remote locations.

     The Madge LAN Video Gateway(TM) product enables organizations of any size to enhance communications through deployment of desktop video conferencing over a local area network. The product provides call control for video calls within the LAN and seamless connectivity with remote conferencing systems across the telephone network.

     Our "Video-In-A-Box," is a desktop video conferencing package that allows our resellers to provide customers with an integrated LAN video conferencing solution. In 1999 we introduced an ISDN based personal VideoPhone designed to be used either in the home or in the office, which is easy to install and use on a standard telephone. We do not anticipate growth in demand for this product set and are looking to find a strategic partner for our Video Networking products business.

MARKETING, SALES AND DISTRIBUTION

     As of December 31, 1999 we employed over 300 marketing and sales personnel world-wide in Madge.connect. We have sales offices or local independent agents in regions with high market potential for our products throughout the world. As part of a restructuring of the Madge.connect group currently being undertaken this number will be decreased by 14% during three quarters starting fourth quarter 1999. This headcount reduction will mainly be from the sales and marketing and research and development groups.

     A majority of our Madge.connect sales are fulfilled and distributed world-wide through a network comprised of distributors, VARs ("Value Added Resellers") and OEMs ("Original Equipment Manufacturers"). Our indirect distribution channels vary by product and from country to country. In the United States, the distribution channel includes major national distributors, such as Ingram Micro, Inc. and Tech Data Corporation, Inc. for our Token Ring products, and specialized resellers for the our video networking products. In Europe, Asia and other geographic markets, we sell our products predominately through distributors and resellers but also, in certain circumstances, directly to end users. The loss of any significant distributor or reseller could have a material adverse effect on our results of operations until alternative distribution channels could be established. In addition, as we continue our use of VARs and extend credit to resellers, distributors, other channel partners and end users, we may be exposed to increased credit risks, which could lead to losses that could be material to us and the results of our operations. For the year ended December 31, 1999 no one distributor or reseller accounted for more than 10% our consolidated net sales. Madge.connect generally operate with little backlog, although we sometimes receive end-of-quarter product orders that are not shipped until the following quarter.

     Our marketing activities include a web site through which we market our products and services. We also have a web site (Madge-on-line) specifically to allow our resellers and distributors to order products via the Internet. We participate in industry trade shows and seminars, advertise in trade publications, publish technical articles in the trade press, distribute sales and technical literature to communicate with resellers and with end users of our products and services. We also mount targeted campaigns through direct mailings and telemarketing. In addition, we produce a technical information service in newsletter format that provides an update on matters of technical interest to end users of our products. From time to time we also produce "white papers" that deal with broader issues of interest to network managers.

     We grant to our distributors limited rights to return unsold inventories of our products in exchange for new purchases. Although we provide allowances for projected returns and believe our existing policy results in the establishment of adequate allowances, there can be no assurance that any such allowance will be sufficient to offset product returns in the future. In addition, we provide price protection to our distributors, and a significant decrease in the price of our products that exceeds the amounts that we have reserved could have a material adverse effect on results of operations.

     We derived approximately $252.6 million, $199.7 million and $116.3 million, or 66%, 66% and 71%, of our net Madge.connect sales from operations outside of the Americas in fiscal years 1997, 1998 and 1999, respectively. We expect that sales from outside the Americas will continue to represent a majority of our net sales, which are subject to the same risks as described above for Madge.web.

END USERS

     The following list provides a sampling of the diverse organizations world-wide that have purchased our Madge.connect products:

3M France                          Daimler Chrysler AG                KLM (UK) Ltd
Allied Domecq plc                  Deutsche Post AG                   Kraft Jacob Suchard
Alfa Industrie GmbH                Esso                               Lincoln National Corp
American Electric Power            Euro Disney                        Lloyds TSB
Arizona Government Agencies        First Chicago National Bank        Lombard Bank
Axa                                First Direct                       Lufthansa Systems GmbH
Banc One                           Ford Motor Co                      Mannesmann
Bankers Trust Corporation          HM Treasury                        National City
Blue Cross/Blue Shield of          HSBC                               Novartis Pharma GmbH
  Michigan                         US Department of Housing and       Nuclear Electric
British Airways                      Urban Development                The British Post Office
BVG Berliner                       Genossenschafts-Rechenzentrum      Pfizer Ltd
  Verkehrsbetriebe                 GRZ                                State of Washington
Chase Manhattan Bank               Honda (UK) Ltd                     SITA
Citizens Bank                      IZB Soft GmbH & Co. KG             Whitbread Beer Co
Cram                               KfW Kreditanstalt fur              Virgin Atlantic Airways Ltd
Credit Agricole                      Wiederaufbau                     Visa International
Credit Suisse

CUSTOMER SUPPORT AND SERVICE

     Madge.connect provides various levels of product technical support to end users or to channel partners through our web site, the operation of toll-free telephone hot lines, on-site systems engineers and a centralized, multi-lingual organization from our support centers in Wexham Springs, England and Dallas, Texas. The majority of our Madge.connect sales are fulfilled through indirect distribution channels and we train our channel partners to provide support services to our end users. If they wish to become a Madge Authorized Service Partner and sell service of our products to end users, channel partners have to meet certification and educational requirements. Since our acquisition of Olicom's Token Ring business, we have integrated the support of Olicom's customers into our existing technical support organization.

     Our technical support staff work closely with end users during the evaluation period prior to their purchasing decision and during initial system implementation. We assist end users in configuring our software to optimize product performance, help resolve network implementation problems, whether or not they are attributable to our products, and provide advice on long-term networking strategies. In addition, close relationships with end users provide feedback to us, which helps guide continuing product development efforts. We continue to invest in strategies that bring support services closer to our customers including enhanced electronic support tools and strategic alliances that provide on-site support. Our founding affiliation with the industry cooperative organization Technical Services Alliance ("TSAnet") exemplifies our commitment to solving our customers' problems although the fault may not be with a Madge product. TSAnet allows all members to access each other's technical support engineers free of charge in order to resolve compatibility and interoperability problems that may arise.

     We believe that strong customer support leads to customer satisfaction and to additional purchases of our products. However, the declining Token Ring market means service and support is an increasing percentage of our net sales. We are actively looking to decrease our service and support costs, and we are seeking a strategic partner to undertake our technical support and training.

     We generally provide a limited lifetime warranty to users of our adapter card products and a one-year warranty on our Token Ring hubs and switches and our video networking solutions products. We believe that our reserves are adequate to cover future warranty costs, although there can be no assurance that warranty reserves will be adequate in the future to cover actual warranty costs.

MANUFACTURING

     Our Madge.connect products are manufactured to our specifications largely by subcontractors. We also have manufacturing facilities in Eatontown, New Jersey where we assemble and test certain of our products. We expect to meet our manufacturing requirements in the future by continued use of subcontract suppliers. Our United Kingdom product distribution facility and principal subcontractor have achieved ISO 9002 certification.

     In 1998 we sold our Irish manufacturing facility to Celestica, which agreed to serve as our subcontract manufacturer for our Token Ring products for a number of years. This arrangement has resulted in reduced manufacturing expenses and increased operating efficiencies. Celestica remains a significant subcontractor of Madge products. Ongoing product requirements for the products we acquired from Olicom are currently produced in Thailand, by the subcontract manufacturers that Olicom used before we acquired their Token Ring business.

     Our subcontract manufacturing suppliers not only provide manufacturing and assembly services, but also testing and other activities. We develop detailed test procedures and test specifications for each product and require the subcontractor to use those procedures and specifications before shipping finished products. We pay only for fully tested products meeting our determined standards.

     We may from time-to-time manufacture products for resale by customers on an OEM basis and may have products manufactured by our partners for resale by us under the customer's label.

     The chipsets and components used in certain of our products are currently available only from a single source or limited sources, for example chipsets used in certain of our Token Ring adapter card products that are currently available only from Texas Instruments or NEC Corporation. The nature of the high technology components business is such that the vendors supplying such chips and components are few and it takes time and effort to identify and qualify alternative sources for such components. While our operating results have not, to date, been materially adversely affected by any shortages, we have experienced delays in the receipt of certain of our key components. For instance, we have encountered difficulties in acquiring adequate and timely quantities of two of our custom Application Specific Integrated Circuits ("ASIC") used in certain of our products and in acquiring sufficient quantities of memory. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, could result in increased costs and delays or reductions in product shipments, which, in turn, could have a material adverse effect on our results of operations.

     Our continued reliance upon third-party manufacturers and suppliers involves several potential risks, including the absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over delivery schedules, manufacturing yields and costs. In the event that a significant subcontract manufacturer or supplier were to become unable or unwilling to continue to manufacture our key products in required volumes, we would be required to identify and qualify acceptable additional sources for its products or to manufacture the products ourselves. The identification and qualification process could lead to delays and additional costs and no assurances can be given that additional sources will become available to us on a timely basis or that we could manufacture such products ourselves on a timely or cost-effective basis. In addition, if any other significant source partner were to establish a strategic working relationship with one or more of our competitors or were to enter into direct competition with us, our business could be materially adversely affected.

RESEARCH AND DEVELOPMENT

     The Madge.web network architecture group is responsible for the design and integration of the underlying network and systems infrastructure and architecture, together with the specification, design, test and integration of Madge.web products and services to customers. The network architecture group undertakes all technical evaluations of both products and vendors to ensure utilization of best of breed technology and cost effective and competitive products for our customers. In addition to the choice of technology, hardware and software platforms, this group is responsible for ensuring a careful and efficient design of the integrated infrastructure and products to give network resilience and the highest possible service availability to our customer base by integrating control and management systems. Intrinsic to the function of this group is the research and analysis of new, leading edge technology and products to ensure the applicability of Madge.web products within the fast moving Internet and IP market.

     Our Madge.connect research and development effort is focused on developing new product lines and on core technologies to further enhance the functionality, reliability and flexibility of existing products including our newly acquired Olicom products. Our world-wide sales force obtains extensive input concerning product development from sellers and end users and we actively participate in industry groups responsible for establishing technical standards.

     The market for our products and services is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Our success will depend upon our ability to develop in a timely manner new products and services that achieve market acceptance and to enhance our existing products. Another key element of our ability to compete successfully in the market for Token Ring and video networking products is the continued compatibility and interoperability of our products with products from other leading networking vendors, as well as with various personal computer architectures and network operating systems. To this end our testing laboratories in the United Kingdom and New Jersey test our products for interoperability with the products of other leading vendors and also performance benchmark testing. We act as a beta partner of IBM, Novell and Microsoft, which provides us with timely access to new versions of these vendors' network operating system software, thereby allowing us to ensure our products remain compatible with these major networking environments. Certain of our products must also comply with industry standards. Some of these industry standards are still evolving and may be subject to change.

     In 1997, 1998 and 1999 our research and development expenditures in continuing operations were approximately 17%, 15% and 17%, respectively, of net sales from continuing operations. All of our research and development costs have been expensed as incurred. We consider research and development expenditures to be important to future net sales and expect these expenditures to continue to be a significant percentage of net sales. However given the mature nature of the Token Ring market place, there has been a decline in actual expenditure from 1998 to 1999, reflecting our strategy (discussed above see "Item 1 -- Overview") to reduce research and development headcount and create two separate groups within Madge.connect, with one focusing on Token Ring products and the other on developing new product lines. We expect research and development expenditure on Token Ring products to continue to decline over future periods.

     To the extent that the level of our research and development expenditures do not result in revenue-generating products, our results of operations could be adversely affected. We focus a significant portion of our resources on the development of products and services for unproven or developing technology markets. We will face risks to our business in the event that the markets for these new products and services do not develop as expected. We will also need to invest in making our existing and future products easier to understand and install and in educating our sales force, technical support, engineers and other personnel on changing technology, evolving industry standards and new product offerings. There can be no assurance that we will be able to respond effectively to technological changes, or new industry standards or will be successful in our current or future product and/or service development efforts. From time-to-time we may announce plans to develop new products, new product features and services. Although we have announced and may in the future announce expected shipment dates for certain products and features, or dates for launching new services, schedules for high technology products and services are difficult to predict, and there can be no assurance that we will achieve our expected shipment dates or launch dates for new services. Our business could be adversely affected if we were to incur significant delays, if any of our development projects were to be unsuccessful or were not to gain market acceptance. Our services need certain licenses and have to meet certain regulatory approvals for us to be able to market them in different countries. Our products may also be subject to safety and Federal Communications Commission standards in the United States and other regulatory approvals. Failure to meet these standards or to obtain those approvals/licenses could have an adverse impact on our business.

COMPETITION

     The computer networking industry in which we are engaged, both for Madge.web services and Madge.connect products is intensely and increasingly competitive and is significantly affected by service launches and product introductions and the market activities of the participants in each respective market.

     We expect that competition within the Madge.web field of managed network and data network services will increase as the need for efficient data communications becomes an increasingly important factor in the business operations of multinational corporations. Competition will also increase as telecommunications regimes are further liberalized, new technologies emerge and domestic and international transmission capacity becomes more available. We believe that established telecommunications and data networking companies and new competitors such as large computer hardware, software, media and other technology and communications enterprises will enter the market for managed network and data services. Our ability to compete successfully will depend on our continuing development and deployment of the Madge net, our development of strategic alliances, our ability to attract customers and to hire and retain skilled management and technical personnel. There can be no assurance that we can succeed in this competitive market as competitive pressures increase.

     Our Madge.web current and prospective (based on publicly available information) competitors include:-

     - Providers of co-location or high-end Web site hosting and related services, including, AboveNet Communications, a wholly owned subsidiary of Metromedia Fiber Networks, Inc., Digex, Inc., Digital Island, Inc., Exodus Communications(TM), Inc., Interliant, Inc., Intel Corporation and a large number of local and regional hosting providers. We believe our strength in competing against these companies is our global Overnet, Madge net, and our ability to tightly integrate the management of the network with the management of content and applications within the data centers, thereby providing a guaranteed service level for an integrated application/content/network solution. Our hosting solutions are normally part of an integrated managed service for finance and media companies, and therefore we do not compete directly with the generic co-location services.

     - National and regional Internet service providers, including, Concentric Network Corporation(TM), (due to merge with NEXTLINK), British Telecommunications Plc. (BT), PSINet, Inc. and UUNet, an MCI WorldCom Company. Although we compete in specific cases with services of these companies (most of whom also offer web hosting), traditional Internet Service Provider (ISP) services such as Internet access are only a peripheral part of our offering. Our solutions are normally part of an integrated managed service for finance and media companies, and this specialization and in-depth vertical offering we consider sets us apart from normal ISPs.

     - Companies focusing on customized Internet application services, including, Navisite, Inc., Corio, Inc., IBM Global Services, USWeb/CKS (due to merge with Whittman-Hart), and US Internetworking, Inc. We are active as an Application Service Provider (ASP) only for specialized Internet-centric applications (such as Internet advertising delivery) which form part of our integrated solutions for our target markets. As such, we do not believe we consider ourselves to compete directly with generic ASPs.

     - Large system integrators and information technology outsourcing firms, including, Electronic Data Systems Corporation (EDS), and International Business Machines Corporation (IBM). We see these companies more as potential partners than as competitors, and believe that we can complement the solutions of large systems integrators through our specialized net-centric services, backed by our global Overnet. There is of course no guarantee we will reach any such agreements with these firms but even if we do not, we do not compete directly with them.

     - Global telecommunications companies, including, BT, Cable & Wireless Plc, AT&T Corporation, and MCI WorldCom, Inc. We compete against large multinational telecommunication companies in specific instances but we believe we have successfully distinguished ourselves through our specialization and ability to provide a very high level of flexibility and customer service.

     - Specialized telecommunication companies, including, Equant N.V. and IXnet, Inc. (due to be acquired by Global Crossing Ltd.) In the area of managed end-to-end network services, we compete on flexibility and customer service, and on the ability to integrate these services with other offerings of hosting and application management, all of which we believe Madge.web is able to offer.

     - Streaming media distribution companies, including, iBeam Broadcasting(R) Corporation, Akamai Technologies, Inc. and Digital Island, Inc. Once we have the Madge Broadcast Network launched in mid-2000, we will compete with other streaming media distributors for this market but believe that through our operation of a fully-managed terrestrial streaming network, and our customer-sharing relationship with RealNetworks we will have a competitive advantage.

     - Internet Advertising Service Providers, including DoubleClick. We compete in Internet advertising delivery services but believe we have a competitive advantage because of our exclusive European deployment of the Engage AdBureau service, backed up by the Engage Knowledge user profiling system.

     Our Madge.connect products compete on the basis of performance, features and price. Other principal competitive factors include product reliability, service, and compatibility with users' network architectures and flexibility of use within a user's networking environment.

     In August 1999, we acquired the Token Ring business of Olicom, our primary competitor in the market for Token Ring adapter remains IBM. To a lesser extent, we also compete against 3Com Corporation (3Com) and other smaller providers of adapter cards, such as Xircom, Inc. According to In-Stat, we were second in world-wide market share for Token Ring adapters in 1999, although our combined Madge and Olicom share of 41.3% for the fourth quarter 1999 brought us closer to IBM's lead position of 49.6 %. In the market for Token Ring hubs, we principally compete with IBM, Nortel Networks Corporation (Nortel), Cabletron Systems, Inc and 3Com. According to estimates by In-Stat, we were fourth in world-wide market share for Token Ring hubs in 1999. In the Token Ring switching market, our primary competitors following our acquisition of Olicom's Token Ring business are IBM, Nortel and Cisco Systems, Inc (Cisco). According to Dell'Oro, we had the largest world-wide market share for Token Ring switches in 1999. In the ATM backbone products market, our primary competitors are Fore Systems, a wholly owned subsidiary of Marconi Plc, IBM, Cisco and Nortel. In the ATM adapter card market, our primary competitor is Fore Systems.

     Our video networking products compete with video access and multipoint conferencing unit ("MCU") manufacturers. Our primary competitors are Lucent Technologies, Inc and Adtran, Inc in the video access market and Ezenia! Inc (formerly VideoServer, Inc) in the MCU and gateway markets.

     IBM is both a key supplier of Token Ring network products and an established vendor of computer and networking systems, products and services to a substantial number of existing and potential end users of our products. IBM and Cisco dominate the market for networking products and from time to time these companies establish strategic working relationships with independent networking vendors. The selection, on a preferential basis, of one or more of our competitors for such relationships, could materially adversely affect our business. In addition to IBM and Cisco, there exists substantial competition from a number of established communications and computer networking companies, including 3Com, Nortel and Cabletron, all of which have greater name recognition, more extensive engineering, manufacturing, marketing and distribution capabilities and greater financial, technological and personnel resources than we do. We have also experienced competition from discount providers of Token Ring adapter cards (including brokerage firms) and from other competitive products and technologies, mainly Ethernet. We may also face competition from potential new entrants into our segments of the computer networking industry, many of which have substantially greater resources than we do, however, this is unlikely in the Token Ring products sector given the mature state of this market.

     We have experienced intense price competition in our markets, especially for Token Ring adapter cards, and expect this competition to continue. Increased competitive factors could force us to reduce prices further and could adversely affect our market share and results of operations. New product architectures permitting a significantly lower cost structure or significantly better price/performance characteristics could also increase competition in the markets in which we compete. There can be no assurance that we will be able to compete successfully in the future against existing or potential competitors or successfully adapt to changes in the market for our products. An increase in competition could have a material adverse effect on our business and results of operations.

INTELLECTUAL PROPERTY

     Our ability to compete successfully depends, in part, on our ability to protect the proprietary technology contained in our products, services and network. We currently rely on a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect proprietary rights in our products. We generally enter into confidentiality and/or license agreements with our employees, distributors, customers and suppliers that limits access to and distribution of our proprietary information. Olicom has warranted that the intellectual property we acquired from it does not infringe third party rights. We also rely upon a number of third party licenses that Olicom had in order to continue to produce their products. All material licenses have been assigned.

     There can be no assurance that these protections will be adequate to deter misappropriation of our technology or independent third-party development of similar technologies. As at December 31, 1999 we held 20 United States patents, have two patents under notice of allowance and numerous other patent applications pending, all of which relate to Madge.connect products. There can be no assurance that patents will issue with respect to the pending applications or that any issued patents will be upheld as valid or will prevent the development of competitive products. The laws of some countries do not protect proprietary rights to the same extent as do the laws of the United States and The Netherlands. Moreover, our efforts to enable our products to adhere to industry standards can limit the opportunities to provide proprietary features that may be protected. In addition, adherence to industry standards may require licensing the proprietary technology of others. As is common in the computer networking industry, we are subject to the risk of litigation alleging infringement of third party intellectual property rights. We have received letters alleging or implying that our products infringe certain patents of third parties, including a letter from Lucent Technologies and a letter from Hitachi and may receive similar claims in the future. In 1999 we entered into a three year license with IBM whereby we licensed from them a number of their patents and they licensed from us a number of our patents. There can be no assurance that we will obtain a future license from IBM when this license expires or from any other third party, if required in the future, on commercially acceptable terms. We can similarly give no assurances that third parties will not assert infringement claims against us in the future with respect to current or future products. Any such assertion could require expending significant sums in litigation, could require the payment of damages, and could require the development of non-infringing technology or the acquisition of licenses to the technology that is the subject of asserted infringement.

     Teleos Communications Inc., now known as Madge Networks (New Jersey) Inc. (hereinafter "Madge New Jersey"), was sued in U.S. District Court for the District of New Jersey on August 22, 1995 by Datapoint Corporation ("Datapoint") prior to its acquisition by us in February 1996. Datapoint alleged that certain of Madge New Jersey's multipoint videoconferencing products infringed two patents owned by Datapoint. Datapoint had previously filed an action in the U.S. District Court for the Northern District of Texas to enforce the same two patents against PictureTel Corporation ("PictureTel"). In that case, a jury determined in April 1998, after trial, that PictureTel did not infringe either of the patents and that certain claims of both patents were invalid. Subsequent to the PictureTel decision, Datapoint dismissed the suit against Madge New Jersey in the District of New Jersey without prejudice. Datapoint's appeal in the PictureTel case was unsuccessful and it is now out of time to make a further appeal. Madge New Jersey has reserved its rights to counterclaim for patent invalidity and unenforceability and non-infringement should any suit be reinstituted.

MADGE.WEB SERVICES REGULATION

     Madge.web, in common with other international network services providers, faces regulatory and market access barriers in various countries resulting from restrictive laws, policies and licensing requirements. With the exception of Singapore, our major markets are all now open to competition in relation to the services we offer. However in some countries, a license is required, typically for the operation of voice services. Some restrictive telecommunications laws and practices give rise to residual constraints, risks and uncertainties and this could affect our ability to fully develop and market our Madge.web services.

     In all countries where we intend to operate through 2000 we either hold or are applying for the required license with the government agency directly or have an agreement with a local licensed carrier to allow us to offer our full range of services. We are focusing the development of our services in the United States, the United Kingdom, Germany, France, the Netherlands, Scandinavia, Italy, Spain, Australia/New Zealand, Japan, Hong Kong and Singapore. In each of these countries, with the exception of Singapore, the telecommunications sector has been largely liberalized. The telecommunications market in Singapore is due to be opened up to competition by April 2000. Countries in Latin America, Eastern and Central Europe, and some parts of Asia, have begun the process of liberalizing their telecommunications sectors and have already introduced competition in some services. Countries elsewhere in Asia, the Middle East and Africa are still characterized by public telecommunications operators with exclusive rights, although data transmission services have started to be opened to competition.

     We hold direct licenses to operate voice services in the United States (a FCC214 licence) and in the United Kingdom (a ISVR license). In all other countries we are currently entitled to operate voice, and, if required, other services due to agreements we have with third party local carriers, who themselves hold the required licences. We believe that we are substantially in compliance with applicable telecommunications regulations in the markets we have entered and in the markets we intend to enter in the next two quarters. In countries where some or all telecommunications services are subject to a monopoly we may be required to enter into an arrangement with the incumbent Public Telecommunications Organization before providing services. Compliance issues may exist for certain services in a number of countries. There can be no assurance that we will be able to either enter into or maintain the requisite commercial agreements in the countries in which we do currently or in the future intend to offer services or will be able to comply with local regulatory requirements at a reasonable cost or at all.

CORPORATE PRESENCE

     In a number of jurisdictions, we will be permitted to provide service to local customers only after first establishing a corporate presence, by way of either the incorporation of a subsidiary or the registration of a branch. It is our policy to establish a local legal presence in each of the jurisdictions where such a presence is legally required. For the places in Europe we have or intend to have a sales team or a data center, we will need to establish such a legal presence in order to apply for a registration under the European Union Data Protection Regulations and to register domain names in each country. The registration of a suitable domain name will be essential for us to be able to sell our services into a new country.

ADDITIONAL LEGAL OBLIGATIONS

     In recent years there have been a number of United States and foreign legislative and other initiatives seeking to control or affect the content of information provided over the internet. Some of these initiatives would impose criminal liability upon persons sending or displaying, in a manner available to minors, indecent material or material harmful to minors. Liability would also be imposed on an entity knowingly permitting facilities under its control to be used for such activities or other illegal purpose. These initiatives would also greatly increase our obligations with respect to the tracking, storage and retrieval of information carried by our network. These initiatives may decrease demand for internet access, deter the development of internet content, substantially increase our costs of operation and/or have other adverse effects our business.

EMPLOYEES

     As of December 31, 1999, we had approximately 749 full-time employees and approximately 51 individuals working on a temporary or contract basis. Of the 749 full-time employees, approximately 418 employees were employed by Madge.connect and approximately 216 were employed by Madge.web. Another 115 employees performed corporate and administrative functions. We believe that our future success will depend in large part upon our ability to continue to attract, retain, train and motivate highly skilled and dedicated employees. None of our employees are represented by a labor union and we have not experienced a work stoppage. We believe that our employee relations are very good.

     MADGE, THE MADGE LOGO, ACCESSSWITCH, COLLAGE, GROUPSWITCH, MADGE LAN VIDEO GATEWAY, MADGE NET, MADGE PERSPECTIVE LAN TOOLS, RINGRUNNER, SMART DESKSTREAM, SMART RINGSWITCH, SMART RINGSWITCH EXPRESS, SMART RINGSWITCH PLUS, SMARTCAU PLUS, SMARTLAM, SMARTRAM AND VIDEOSWITCH ARE TRADEMARKS, AND IN SOME JURISDICTIONS MAY BE REGISTERED TRADEMARKS, OF MADGE OR OUR AFFILIATED COMPANIES. OTHER TRADEMARKS APPEARING IN THIS DOCUMENT ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

RISK FACTORS

     From time to time, in connection with the United States Private Securities Litigation Reform Act 1995, reference may be made to risks addressed in our public filings with the Securities and Exchange Commission. All the following factors should be considered carefully before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our securities could decline, and you may lose part or all of your investment.

           RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS

- We have had difficulty managing our changing operations and acquisitions, which has harmed and may continue to harm our business

     We reorganized our operational and internal reporting structure in 1999 into two products and services subsidiary groups, Madge.connect and Madge.web, which became separate legal entities at the end of 1999. Madge.connect is a global supplier of our traditional Token Ring local area network and video networking solutions. Madge.web provides global managed communications and electronic content delivery with a focus on supporting the specialized applications of the financial services and media/publishing industries. Our ability to operate within this corporate structure, which includes our recent acquisition of Gains within the Madge.web group, is untested and our Madge.web business largely unproven. If we are unsuccessful developing the Madge.connect and Madge.web businesses, our business and results of operations will be further strained.

     We acquired several businesses over the last four years, including Lannet Data Communications, Ltd. in November 1995, Teleos Communications, Inc. in February 1996, Gains International in February 1999 and the Token Ring business of Olicom A/S in August 1999. These companies previously operated independently, and we have had some difficulties integrating their operations into our own. We sold Lannet to Lucent Technologies in August 1998; however, we may experience integration problems with regard to the remaining entities, which may be similar to those experienced in the past or possibly new problems.

     The restructuring of our business, the sale of our Token Ring manufacturing facility in 1998 and the sale of Lannet resulted in a net reduction in headcount of approximately two-thirds between July 1997 and September 1998. Previous centers of business, including San Jose, California, Tokyo and Hong Kong, were substantially downsized or closed. These events have adversely affected and are expected to continue to adversely affect our business. The challenge of managing expenses to changing sources of revenue may lead us to adjust further our business priorities and resource allocation. Further restructuring within the Madge.connect group in the fourth quarter of 1999 created two specific groups, one focusing on enterprise products and the other on new internet related access products. The sales and marketing and research and development functions within Madge.connect were also reorganised along these lines and costs will be reduced by reducing the headcount in Madge.connect by approximately 14% during the three quarters, starting the fourth quarter 1999. As a result a number of sales offices in Europe will be closed or substantially downsized as we have moved to a model of using independent sales agents in certain countries rather than our own employees.

     As a result of our reorganisation, acquisitions and ongoing restructuring and downsizing, our management personnel have had increased responsibilities, which has strained and may continue to strain operational, management, financial and other resources and weaken our ability to retain employees. In addition, there can be no assurance that we will successfully integrate any future acquisitions into our operations.

- We will need additional funds to support our growth.

     We did not generate cash from operations in the year ended December 31, 1999. Although spending levels are influenced by many factors, based upon our current plans we will need to raise additional capital during the fiscal year 2000 or generate sufficient cash flow from operations to meet our anticipated needs for working capital and capital expenditure. During the third quarter of 1999, we announced plans to invest approximately $85 million in Madge.web over the next two years. We plan to fund this investment primarily through lease funding and other sources of financing including $29.2 million in net proceeds from our public offering of common shares in January and February 2000. We are currently exploring the options available to meet these investment plans including a public or private offering of a portion of the shares of Madge.web or the issuance of additional shares of Madge Networks N.V. We believe that we will be able to obtain additional funds through private or public equity, bank credit facility or capital lease facilities. There can be no assurance at this time that our currently projected requirements will be sufficient or that our requirements will remain the same given the fact our business is changing and we actively review business priorities, resource allocation and new business opportunities. If during such period, or thereafter, we are not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on acceptable terms, these failures could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities of the parent company or any subsidiary, the percentage ownership of our shareholders may be reduced.

- Our revenue, expenses, liquidity and operating results are subject to significant fluctuation, which could contribute to disparate quarterly results

     We have experienced quarterly fluctuations in operating results and anticipate that these fluctuations will continue. Various factors contribute to this uncertainty, including:

     -  the timing of operating expenditures;

     -  the size and timing of customer orders;

     -  the mix of products sold;

     -  the mix of distribution channels through which our products are sold;

     - economic conditions specific to the personal computer and computer networking industries including any ongoing impact that Year 2000 issues may have on the purchase and installment of computer and computer networking equipment;

     -  the pattern of end-user purchasing cycles;

     -  the introduction of new products by us and our competitors; and

     -  general economic conditions;

     Typically in our industry, net sales in the first quarter of each year are generally weak, and we believe that pattern may be exacerbated as a result of Year 2000 issues. Madge.web enters into customer contracts, typically for one year or more, that provide for either monthly or quarterly payments, and as such Madge.web revenue is also subject to fluctuations as customer contracts end, tariff rates change and new contracts are signed. Madge.connect generally operates with little backlog, although we sometimes receive end-of-quarter orders that are not shipped until the following quarter. Additionally, a significant portion of our operating expenses are fixed expenditures, based primarily on sales forecasts determined months or years in advance. If net sales do not meet our expectations in any period, our operating results will be adversely affected. Moreover, restructuring expenses have strained and may continue to strain our cash resources. In the year ended December 31, 1999 we did not generate cash from operations. If actual expenditures exceed estimates or if the timing of the restructuring charges changes, we will need to expense additional amounts in future quarters. Any one or combination of these factors and our failure to adequately anticipate their effect could contribute to wide period-to-period fluctuations and could materially and adversely affect our business.

- We continue to be dependent upon revenue generated by our Token Ring business

     Our revenue has largely been derived from the sale and licensing of Token Ring products and technology. We derived approximately 65%, 72% and 74% of our net sales from our Token Ring products for the years ended December 31, 1997, 1998 and 1999, respectively. Thus, we depend upon the continued market acceptance of Token Ring and related technologies. Our total sales of Token Ring adapter cards have declined over for the last three years and we believe they could continue to decline. If the Token Ring market remains static, or declines further, our net sales and profitability could further decrease unless we are successful in our strategy of building market share.

- We are dependent upon a limited number of suppliers and subcontractors

     The chipsets and components used in certain of our products are currently available only from a single source or limited sources, for example, chipsets used in certain of our Token Ring adapter card products that are currently available only from Texas Instruments or NEC Corporation. The nature of the high technology components business is such that the vendors supplying such chips and components are few and it takes time and effort to identify and qualify alternative sources for such components. While our operating results have not, to date, been materially adversely affected by any shortages, we have experienced delays in the receipt of certain of our key components. For instance, we have encountered difficulties in acquiring adequate and timely quantities of two of our custom Application Specific Integrated Circuits ("ASIC") used in certain of our products and in acquiring sufficient quantities of memory. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, could result in increased costs and delays or reductions in product shipments which, in turn, could have a material adverse effect on our results of operations.

     Our continued reliance upon third-party manufacturers and suppliers involves several potential risks, including the absence of adequate capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over delivery schedules, manufacturing yields and costs. In the event that a significant subcontract manufacturer or supplier were to become unable or unwilling to continue to manufacture our key products in required volumes, we would be required to identify and qualify acceptable additional sources for its products or to manufacture the products ourselves. The identification and qualification process could lead to delays and additional costs and no assurances can be given that additional sources will become available to us on a timely basis or that we could manufacture such products ourselves on a timely or cost-effective basis. In addition, if any other significant source partner were to establish a strategic working relationship with one or more of our competitors or were to enter into direct competition with us, our business could be materially adversely affected.

     The switches and routers used in the Madge net are provided primarily by Nortel and Cisco. The components we use are, however, based on industry standards, and alternate sources of comparable equipment exist. Our suppliers also sell products to our competitors and may become competitors themselves. There can be no assurance that we will not experience delays in receiving components from our suppliers, or that such suppliers will not enter into exclusive arrangements with our competitors or stop selling their products to us at commercially reasonable terms or at all. In the event that we are required to seek alternate sources of switches and routers, we are likely to experience delays in obtaining the requisite equipment and may be required to pay higher prices for such equipment. Such delays, while unlikely in management's view to adversely affect the provision of services to our customers, is likely to result in delays or increased costs of expanding and maintaining the Madge net.

- We rely on third-party suppliers of Internet capacity, the interruption or loss of which would harm our Madge.web operations

     Madge.web leases transmission capacity from many suppliers, both to link customers to our network and for other transmissions. We could experience delays or interruptions in transmission capacity from these suppliers. Additionally, we may be unable to obtain such services within the requisite time periods or at a reasonable cost. We may also be unable to purchase international capacity where it is economically and legally feasible. Any failure to obtain transmission capacity in a particular jurisdiction or any interruption of local access could disrupt our service and harm our Madge.web operations and customer relationships and could restrict our planned growth.

- We operate our Madge.web services in a regulated industry that is evolving quickly and we are unable to predict these changes, some of which could restrict our ability to generate revenue

     We hold direct licences to operate voice services in the United States (a FCC214 licence) and in the United Kingdom (a ISVR licence). In all other countries in which we operate we are currently entitled to operate voice, and, if required, other services pursuant to agreements we have with third party local carriers, who themselves hold the required licences. We believe that we are substantially in compliance with applicable telecommunications regulations in the markets we have entered and in the markets we intend to enter in through 2000. In countries where some or all telecommunications services are subject to a monopoly we may be required to enter into an arrangement with the incumbent public telecommunications organization before providing services. Compliance issues may exist for certain services in a number of countries. There can be no assurance that we will be able to either enter into or maintain the requisite commercial agreements in the countries in which we currently or in the future intend to offer services or will be able to comply with local regulatory requirements at a reasonable cost or at all.

     In recent years there have been a number of United States and foreign legislative and other initiatives seeking to control or affect the content of information provided over the internet. Some of these initiatives would impose criminal liability upon persons sending or displaying, in a manner available to minors, indecent material or material harmful to minors. Liability would also be imposed on an entity knowingly permitting facilities under its control to be used for such activities or other illegal purpose. These initiatives would also greatly increase our obligations with respect to the tracking, storage and retrieval of information carried by our network. These initiatives may decrease demand for internet access, deter the development of internet content, substantially increase our costs of operation and/or have other adverse effects our business.

- Loss or modification of our relationships with third-party distributors and resellers would harm our operations and sales

     A majority of our product sales are fulfilled and distributed world wide through a network of distributors, value-added resellers and original equipment manufacturers. Our indirect distribution channels vary by division and from country to country. In the United States, the distribution channels include major national distributors, such as Ingram Micro, Inc. and Tech Data Corporation, Inc. In Europe, Asia and other markets, we sell our products predominantly through distributors and resellers, but also in certain circumstances, directly to end-users. We generally do not have long-term contracts with these distributors and resellers. We must now also depend on distributors of the former Olicom product line, many of which do not have an established relationship with us. The loss of a distributor or reseller in a particular region could impair our operations in that region. Any resulting declines in sales could decrease revenue. Until alternative distribution channels could be established, if at all, our business would suffer. The loss of a significant number of key sales personnel would also affect our ability to manage our distributors and resellers and continue to secure revenue from them.

- If we do not develop revenue-generating products from our research & development group, our business will be harmed

     To the extent that the level of our research and development expenditures do not result in revenue-generating products, our results of operations could be adversely affected. We focus a significant portion of our resources on the development of products and services for unproven or developing technology markets. We will face risks to our business in the event that the markets for these new products and services do not develop as expected. We will also need to invest in making our existing and future products easier to understand and install and in educating our sales force, technical support, engineers and other personnel on changing technology, evolving industry standards and new product offerings. There can be no assurance that we will be able to respond effectively to technological changes, or new industry standards or will be successful in our current or future product and/or service development efforts. From time to time we may announce plans to develop new products, new product features and services. Although we have announced and may in the future announce expected shipment dates for certain products and features, or dates for launching new services, schedules for high technology products and services are difficult to predict, and there can be no assurance that we will achieve our expected shipment dates or launch dates for new services. Our business could be adversely affected if we were to incur significant delays, if any of our development projects were to be unsuccessful or were not to gain market acceptance. Our services need certain licenses and have to meet certain regulatory approvals for us to be able to market them in different countries. Our products may also be subject to safety and Federal Communications Commission standards in the United States and other regulatory approvals. Failure to meet these standards or to obtain those approvals/licenses could have an adverse impact on our business. Another key element to our success will be our ability to ensure continued compatibility and interoperability of our products with products from other leading networking vendors, as well as with various personal computer architectures and network operating systems. To this end our testing laboratories in the United Kingdom and New Jersey test our products for interoperability with the products of other leading vendors and also performance benchmark testing. There can be no guarantee we will be able to maintain this compatibility.

- Our products or services may contain defects that may cause us to incur significant costs, divert our attention from product development and/or result in the loss of customers

     Networking products frequently contain undetected software and hardware defects when first introduced or as new versions are released. Our products are complex and defects may occasionally be found. In addition, our products are often embedded in or deployed in conjunction with our customers' products, which incorporate a variety of components produced by third parties. We may on occasion sell products which are manufactured by others and for which we lack resources and familiarity to trouble-shoot and service effectively. As a result, when problems occur, it may be difficult to identify the source of the problem. Our services rely upon an often complex series of network, connections and transmissions, some of which are, or will be brand new and as yet untested. If problems are found, in either the products or services division, we may divert resources to address the problem and may incur significant damages or warranty and repair costs. We may divert the attention our engineering personnel from product and/or services development and we could face significant customer relation problems or the loss of customers. These problems may then adversely impact our business.

- Returns or warranty costs in excess of our budgeted amounts could harm our results of operations

     The terms of our reseller and distributor relationships subject us to certain risks. We grant some resellers and distributors limited rights to exchange unsold products for new purchases. Although we allow for projected returns, these allowances may not be sufficient to offset product returns in the future. In addition, we provide price protection to certain distributors. A significant decrease in the price of our products, which exceed the amounts that we have reserved, could have an adverse effect on our operating results. Moreover, the warranty reserves may not cover actual costs. If any one of these allowances is inadequate, our profitability could decrease.

- The loss of the services of our management and other key employees could harm our results of operations and inhibit growth

     Our success depends significantly on the contributions of Robert H. Madge, our principal founder and chief executive officer. The loss of Mr. Madge's services could harm our results of operations and competitive position. We also depend upon a limited number of members of senior management and other key employees. The loss of the services of key personnel following our 1997 and 1998 restructuring compromised and may continue to compromise the efficiency of our operations. We may also lose key personnel as a result of the Madge.connect restructuring in 1999. In addition, our acquisitions and subsequent restructurings strained and may continue to strain operational, financial and other resources and may weaken our ability to attract and retain employees. Due to the level of technical and management expertise necessary to our industry, we must recruit and retain highly qualified and well-trained personnel. Competition for these employees is intense. If we cannot attract and retain qualified personnel, our business and prospects will suffer.

- If we fail to establish or maintain relationships with parties that agree to resell our products on an original equipment manufacturer basis, our revenue will decrease

     We anticipate that a portion of our future revenue will be derived from sales to customers that integrate our products into their own or resell our products under their own brand names. Therefore, our revenue will be increasingly dependent upon the ability and willingness of these original equipment manufacturers to promote products that incorporate our products and technology. Their ability and willingness to do so is based upon a number of factors, including:

     - our timely development of new products with increased reliability, functionality, speed and performance at acceptable prices to end users;

     -  the compatibility of our technology with changing industry standards;

     -  general industry competition; and

     -  overall economic conditions.

     Many of these factors are beyond our control. Additionally, these customers may have profitability or other incentives to promote internal solutions or competing products in lieu of products incorporating our technology. Sales by these customers also could compete with our products, possibly impacting our sales, reducing our margins and adversely affecting the marketability of our products. Our inability to promote sales through these manufacturers could decrease our revenue.

     We may also enter into agreements to obtain products from another manufacturer or manufacturers for resale on a Madge-labeled or OEM basis, such as our agreement with Intel. We are dependent in any such arrangement upon the manufacturer of products to provide us with timely shipments on a cost-effective basis, and may also depend upon our OEM supplier for technology, intellectual property indemnification, support and other assistance. There is no guarantee that an OEM supplier can or will continue to provide such things on a cost-effective basis.

- We depend upon our international operations, which subject us to currency exchange rate fluctuations

     We derived approximately $252.6 million, $199.7 million and $145.0 million, or 66%, 66% and 74%, of our total net sales from operations outside of the Americas in the years ended December 31, 1997, 1998 and 1999, respectively. We expect that international sales will continue to represent a majority of our net sales. A significant portion of this international business outside of the United States is conducted in currencies other than the U.S. dollar. As a result, we are subject to currency exchange rate fluctuations and the associated difficulty of administering business globally. Fluctuations in the value of foreign currencies cause revenue or other numbers tied to the U.S. dollar to change in comparison with similar numbers in previous periods. Due to the number of currencies involved, the constantly changing currency exposures, and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. These exchange rate fluctuations could distort the results of our operations.

- We may not have adequately protected our intellectual property

     Our ability to compete successfully depends, in part, on our ability to protect the proprietary technology contained in our products, services and network. We currently rely on a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect proprietary rights in our products. We generally enter into confidentiality and/or license agreements with our employees, distributors, customers and suppliers, that limit access to and distribution of our proprietary information. Olicom has warranted that the intellectual property we acquired from it does not infringe third party rights. We also rely upon a number of third party licenses that Olicom had in order to continue to produce their products. All material licenses have been assigned; however we have reached only oral agreements regarding a number of licenses of lesser importance.

     We have received letters alleging or implying that our products infringe certain patents of third parties, including a letter from Lucent Technologies and a letter from Hitachi and may receive similar claims in the future. In 1999 we entered into a three year license with IBM whereby we licensed from them a number of their patents and they licensed from us a number of our patents. There can be no assurance that we will obtain a future license from IBM when this license expires or from any other third party, if required in the future, on commercially acceptable terms. We can similarly give no assurances that third parties will not assert infringement claims against us in the future with respect to current or future products. Any such assertion could require expending significant sums in litigation, could require the payment of damages, and could require the development of non-infringing technology or the acquisition of licenses to the technology that is the subject of asserted infringement.

- Undetected Year 2000 compliance issues could still harm our business

     We are still assessing possible impacts of the Year 2000 problem and may still suffer as a result of the defects relating to Year 2000 compliance that have not yet been detected. Worst-case scenarios for us could include material difficulties in obtaining finished products from our contract manufacturers, material difficulties processing orders for our products, material difficulties with management information systems relied upon by us which might affect collections, management decisions and financial reporting. There can be no assurance that Year 2000 issues will not result in disruption to our business resulting from third party suppliers' or service providers' business disruption, will not result in additional risks to our product supply, internal systems or will not result in claims from external users of our products, all of which could result in a material adverse effect on our business, operating results and financial position.

- Our common share price has been, and is likely to continue to be, volatile and could drop unexpectedly

     The trading price of our common shares has been volatile and may continue to be volatile in response to the following factors:

     -  quarterly variations in our operating results;

     - announcements of technical innovations, new products or services by us or our competitors;

     - investor perception of us, the market we operate in or the Internet in general;

     -  changes in financial estimates by securities analysts; and

     -  general economic and market conditions.

     The stocks of many technology companies have experienced significant fluctuations in trading price and volume. Often these fluctuations have been unrelated to operating performance. Declines in the market price of our common shares could also materially adversely affect employee morale and retention, our access to capital and other aspects of our business.

- If our share price remains volatile, we may become subject to securities litigation, which is expensive and could divert our resources

     In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many Internet-related companies have been subject to this type of litigation. If the market value of our common shares experiences adverse fluctuations, and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted, causing our business to suffer.

                     RISKS RELATED TO OUR CAPITAL STRUCTURE

- Our founder continues to exercise control over us and could have interests that differ from shareholders' interests

     Various trusts established by Robert Madge, our principal founder and chief executive officer indirectly owned approximately 47.4% of the outstanding common shares as of December 31, 1999. Therefore, the trustees have the power to control or influence matters submitted for shareholder approval, including the election of directors. Certain transactions, which also require shareholder approval, will be more difficult to consummate without the support of the trusts. Such transactions include proxy contests, acquisitions, tender offers, open market purchase programs or other purchases of common shares that could give our shareholders the opportunity to realize a premium over the then-prevailing market price for their shares. In addition, Mr. Madge personally holds options to purchase common shares, of which options with respect to 1.1% of our outstanding common shares have vested or will vest within 60 days from December 31, 2000.

- Our charter documents and the laws of The Netherlands could make it more difficult for a third party to acquire us

     The shareholders have authorized our Management Board to issue preferential shares and common shares for a fixed period of time without further shareholder approval. The issuance of such preferred shares and common shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting shares of Madge.

Because judgments against Netherlands corporations are not enforceable in the United States, you may have difficulty asserting claims against us

     Judgments of United States courts, including judgments against us or our officers and directors based upon allegations of violations of United States federal or United States state securities laws, may not be enforceable in The Netherlands or elsewhere outside the United States.

ITEM 2.  DESCRIPTION OF PROPERTY.

     Our registered office in The Netherlands is located in Hoofddorp, and we have more than 40 other offices around the world.

     Our European headquarters are located in Wexham, England where we lease four buildings. These buildings were all leased in December 1996 and our leases for the four buildings will expire in 2021 with an option to terminate in 2011. The four buildings comprise approximately 100,000 square feet, approximately 44,000 square feet of which is subleased for periods that expire in 2003 through 2011. These buildings house administrative, sales and marketing, service and support, the principal research and development facility and operational facilities and incorporate both Madge.web and Madge.connect personnel.

     Madge.web's European network service and support facilities are located in London, England and Wokingham, Berkshire, England and comprised of an aggregate of approximately 23,000 square feet. The London premises, which also houses part of Madge.web's administrative facilities, were leased in August 1999, which lease will expire in September 2007. The Wokingham premises were leased in December 1999, and which lease will expire in December 2014 with an option to terminate in June 2009.

     Madge.web's U.S. network service and support facilities are located in New York, New York and are comprised of approximately 24,000 square feet. The lease for this facility expires in February 2015.

     Madge.connect's U.S. headquarters are located in Dallas, Texas and are comprised of approximately 5,500 square feet. The building houses administrative, sales and marketing, service and support and operational activities. The lease for this building expires in February 2005.

     We believe that our facilities in Europe are adequate to meet our current business requirements, and that suitable additional space will be available as needed to accommodate further physical expansion of corporate operations and for additional sales and support offices.

     An aggregate of approximately 130,000 square feet of our Eatontown, New Jersey and San Jose facilities in the U.S. are currently surplus to the requirements of our U.S. operations and we are in discussions to sublet or assign these facilities.

     See Notes 3 and 6 of Notes to Consolidated Financial Statements for additional information regarding our properties and related commitments.

ITEM 3.  LEGAL PROCEEDINGS.

     In August 1996, a class action lawsuit was filed in the U.S. District Court for the Northern District of California, San Jose Division, naming Madge, Madge Networks, Inc. and certain of our former and current executive officers as defendants. The complaint alleged that the defendants misrepresented or failed to disclose material facts about our operations, anticipated financial results and the anticipated success of our products, in violation of the U.S. federal securities laws. The suit was brought by two individuals, purportedly as representatives of a class of purchasers of our stock during the period from October 12, 1995 to June 13, 1996. In November 1996 and August 1997, the plaintiffs filed amended complaints, each of which the Court dismissed without prejudice. On February 6, 1998, the plaintiffs filed another amended complaint. On April 3, 1998, we and the individual defendants moved to dismiss that complaint. A hearing on that motion was held on July 17, 1998. Before the Court ruled on that motion to dismiss, plaintiffs sought permission from the Court to file another amended complaint. The Court granted plaintiffs request and on February 4, 2000 the plaintiffs filed a fifth amended complaint. On March 3, 2000, we moved to dismiss the most recent complaint. We believe the allegations in the complaints to be without merit and intend to continue to defend against the newly amended complaint vigorously.

     The suit brought by Datapoint Corporation against us for patent infringement has been dismissed. This is more fully described in "Item 1 - Intellectual Property".

     In addition, from time to time, Madge and our subsidiaries are involved in disputes relating to claims arising out of its operations in the normal course of business. Among other things, such claims may relate to allegations of patent infringement, employment-related claims, product warranty claims and service claims. If the class action litigation described above were to be decided against us, our results of operations and financial position could be adversely affected. In spite of this claim, as of the date of this report, we are not a party to any legal proceedings the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on our financial position. See also "Description of Business - Risk Factors -
We may not have adequately protected our intellectual property."

ITEM 4.  CONTROL OF REGISTRANT.

     The following table sets forth certain information regarding the beneficial ownership of common shares as of December 31, 1999 by (i) each person who is known to beneficially own more than 5% of our outstanding common shares; (ii) each director of Madge Networks N.V.; (iii) each of the four most highly compensated executive officers of Madge Networks N.V.; (iv) all of the directors and the individuals listed under Item 10 below together as a group.

                                                            AMOUNTS AND NATURE OF    PERCENT
                                                           BENEFICIAL OWNERSHIP(1)   OF CLASS
                                                           -----------------------   --------
Robert H. Madge(2).......................................        19,639,583            47.4%
  Madge Networks N.V.
  Schiphol Airport
  Polaris Avenue 23
  2132 JH Hoofddorp
  the Netherlands
Michael D. Wilson(3).....................................           180,416                *
Denis H. Pomroy(4).......................................           155,000                *
Michael D. Fischer(5)....................................           103,878                *
Michael F. Keilty(6).....................................            95,207                *
Christopher Bradley(7)...................................            28,802                *
Management and directors as a group (6 Persons)..........        20,202,886           48.85%

---------------

*   Less than one percent.

(1) The stock ownership information has been furnished to us by the named persons. Except as described below, each person has sole voting power and investment power with respect to the common shares listed in the table. Percentages in the table are based on 40,510,554 common shares issued and outstanding as of December 31, 1999, plus such number of common shares as the indicated person or group has the right to purchase pursuant to outstanding options exercisable within 60 days after such date.

(2) Includes (i) 100,750 shares owned by a registered U.K. charitable trust, the income and assets of which may only be used for charitable purposes, established by Mr. Madge who serves as a trustee, and (ii) 19,083,000 shares owned directly or indirectly by trusts established by Mr. Madge for the direct or indirect benefit of, among others, members of Mr. Madge's immediate family and for which trusts Mr. Madge does not act as a trustee. Mr. Madge disclaims beneficial ownership of all such shares. Includes 455,833 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after December 31, 1999. Mr. Madge is Chairman of the Board, Managing Director, President and Chief Executive Officer of Madge and Chief Executive Officer of Madge.web.

(3) Includes 159,998 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after December 31, 1999. Mr. Wilson is Senior Vice President, of Madge and Chief Executive Officer of Madge.connect.

(4) Includes 110,000 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after December 31, 1999. In addition, 45,000 common shares are held by Equitable Investments Ltd., a company within family trusts established by Mr. Pomroy and over which Mr. Pomroy disclaims beneficial ownership. Mr. Pomroy is a supervisory director of Madge.

(5) Includes 10,000 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after December 31, 1999. Mr. Fischer is a supervisory director of Madge.

(6) Includes 88,541 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after December 31, 1999. Mr. Keilty is Senior Vice President of Madge and Chief Operating Officer of Madge.web.

(7) Includes 24,582 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after December 31, 1999. Mr. Bradley is Chief Financial Officer of Madge.

ITEM 5.  NATURE OF TRADING MARKET.

     Our common shares are listed under the symbol "MADGF" on the Nasdaq National Market. Our common shares are not listed on any other exchange.

     The price range of our common shares for the two years ended December 31, 1999, as reported on the Nasdaq National Market, is as follows:

                                                                 HIGH      LOW
                                                                ------    ------
1998
First Quarter...............................................    $7.063    $3.250
Second Quarter..............................................     7.750     3.938
Third Quarter...............................................     6.000     2.625
Fourth Quarter..............................................     5.188     1.750
1999
First Quarter...............................................    $4.500    $2.500
Second Quarter..............................................     4.000     2.250
Third Quarter...............................................     3.563     2.000
Fourth Quarter..............................................    10.250     1.438

     On December 31, 1999 there were approximately 511 holders of record of our common shares. Of these holders of record, approximately 219 (holding approximately 44% of our common shares) were listed on our share register with addresses outside the United States.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     Currently there are no exchange control limitations in the Netherlands affecting payments by us to non-residents of the Netherlands with regard to the remittance of dividends, or any other payments to or from non-resident holders of our common shares. There are withholding tax requirements, see below "Taxation". Currently there are no limitations on the right of non-resident or foreign owners to hold or vote our common shares imposed by Dutch law or by our Articles of Association.

ITEM 7.  TAXATION.

     The following discussion is a summary of certain U.S. federal income tax and Dutch tax consequences to a holder of common shares. The discussion does not deal with all possible tax consequences relating to an investment in the common shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g. non-U.S., non-Dutch) tax laws. Accordingly, each holder of common shares are advised to consult their own tax advisor to determine the U.S. federal income tax and Dutch tax consequences arising out of the purchase, ownership and disposition of the shares. The descriptions of the Dutch tax laws and U.S. federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations.

DUTCH TAXATION

     The following is a summary of material Dutch tax consequences to an owner of common shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder"). The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the dividend withholding tax, individual income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

DUTCH WITHHOLDING TAX ON DIVIDENDS

     We do not expect to pay dividends in the foreseeable future. To the extent that dividends are distributed by us, such dividends would be subject under Dutch tax law to withholding tax at a rate of, generally, 25%. Dividends comprise, for example, cash and non-cash distributions, undisclosed profit distributions and revenue from liquidation proceeds in excess of, for Dutch tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax unless distributed out of our paid-in share premium as recognized for Dutch tax purposes. The repayment of nominal share capital may also count as dividends under certain circumstances.

     No withholding tax applies on the sale or disposition of common shares to persons other than us and our affiliates.

     A non-resident shareholder can be eligible for a reduction or a refund of Dutch dividend withholding tax under a tax convention, which is in effect between the country of residence of the shareholder and The Netherlands, provided that certain conditions are met. The Netherlands has concluded such conventions with, among others, the United States, most European Community countries, Canada, Switzerland and Japan. Under most of these conventions, Dutch dividend withholding tax is reduced to a rate of 15% or less.

     Under the Tax Convention between the United States and The Netherlands, dividends paid by us to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof (each a "U.S. Shareholder") are generally eligible for a reduced 15% rate of withholding tax unless such U.S. Shareholder has a permanent establishment in The Netherlands with which the common shares are effectively connected. The dividend withholding tax rate is reduced to 5% in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of the company paying the dividend. The Tax Convention provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein.

DUTCH INDIVIDUAL INCOME TAX AND CORPORATE INCOME TAX

     In general, a shareholder not resident nor deemed to be resident in The Netherlands will not be subject to Dutch individual income tax or corporate income tax with respect to dividends distributed by us on the common shares or with respect to capital gains derived from the sale or disposal of common shares, provided that:

     1. the non-resident Shareholder does not carry on a business in The Netherlands through a permanent establishment or a permanent representative or a fixed place to which or to whom the common shares are attributable; and

     2. the non-resident Shareholder does not have, directly or indirectly, a substantial interest (aanmerkelijk belang) or a deemed substantial interest (fictief aanmerkelijk belang) in Madge or, in the event that the non-resident Shareholder has such an interest, it is attributable to an enterprise carried on by him or for his account according to Dutch tax principles.

     A non-resident Shareholder generally has a substantial interest in our share capital if he, solely or with his spouse or with certain persons sharing his residence (for example, a non-married partner), directly or indirectly:

     1. owns shares, or holds other rights, amounting to 5% or more of the total issued share capital (or 5% or more of the issued shares in a class of ordinary shares); or

     2. holds rights to acquire shares that have or have not yet been issued amounting to 5% or more of the total issued share capital (or of the issued share capital of a class of shares); or

     3. holds rights to share in our profit or share in our liquidation revenue amounting to 5% or more of annual profits or of our liquidation revenue.

     A deemed substantial interest exists, for example, when the non-resident Shareholder does not hold any substantial interest as described above but a participation of this type is held by a direct relative (for example, children) or by a direct relative of his spouse, or when the non-resident Shareholder has had a (deemed) substantial interest at a time during the last 10 years.

     The above description does not include all cases in which a deemed substantial interest can occur. In case of doubt, Shareholders should seek the advice of their tax advisers.

     If the non-resident Shareholder has a (deemed) substantial interest in Madge in accordance with the above-mentioned regulations, income from this (deemed) substantial interest is generally subject to Dutch tax at a flat rate tax of 25% for natural persons and 35% for enterprises.

     As a general rule, under a tax convention which is in effect between the country of residence of the non-resident Shareholder and The Netherlands, such non-resident Shareholder may benefit from treaty protection against Dutch income tax under the "substantial interest" regulations on any gains from the alienation of Shares, depending on the contents of the specific tax convention and provided that certain conditions are met.

DUTCH NET WEALTH TAX

     A shareholder not resident in The Netherlands who is an individual is not subject to Dutch net wealth tax with respect to the common shares, provided the non-resident shareholder does not carry on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares are attributable. Joint stock corporations are not subject to Dutch net wealth tax.

DUTCH GIFT AND INHERITANCE TAX

     A gift or inheritance of common shares from a non-resident Shareholder will not be subject to Dutch gift and inheritance tax, provided that the Shareholder does not own a business which is in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the shares are attributable.

     For the purposes of Dutch gift or inheritance tax, an individual of Dutch nationality is deemed to be a resident of The Netherlands if he has been a resident of The Netherlands at any time during the ten years preceding the time of the gift or death. For the purposes of Dutch gift tax any person, regardless of nationality, is deemed to be a resident of The Netherlands if he/it has resided therein at any time in the 12 months preceding the time of the gift. Any gift made by an individual within 180 days of the death of this individual while being resident or deemed resident in The Netherlands will be covered by the provisions of inheritance tax.

UNITED STATES FEDERAL INCOME TAX

     This summary of principal United States federal income tax consequences of an investment in common shares does not discuss all of the tax consequences that may be relevant to a particular investor, a "U.S. Person" (defined below) who is not a "U.S. Holder" (defined below) or to certain investors subject to special treatment under U.S. tax laws, such as banks, insurance companies, dealers and tax-exempt entities, and persons for whom the U.S. dollar is not their functional currency.

     This discussion is limited to those investors who are "U.S. Persons" that hold common shares worth less than 10 percent of the value of Madge (a "U.S. Holder"). For these purposes, a "U.S. Person" means: (i) an individual citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organised in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

TAXATION OF DIVIDENDS

     Distributions (whether in cash or stock), to the extent paid out of the current or accumulated earnings and profits of Madge, as determined under U.S. tax accounting principles, will be treated as dividends for U.S. federal income tax purposes. Such dividends (including Netherlands withholding taxes (see "Dutch Withholding Tax on Dividends"above) deducted therefrom) will be taxed to U.S. Holders as ordinary income and will not be eligible for the dividends received deduction generally available to corporate U.S. shareholders. In addition, such dividends generally will be considered (i) dividends from sources outside of the United States for foreign tax credit purposes and (ii) in the "passive income" or "financial services income" foreign tax credit basket. Such dividends will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax in the hands of persons who are not U.S. Holders unless such dividends are effectively connected with the conduct of a trade or business in the United States. Distributions in excess of current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder's basis in the common shares and thereafter as capital gain. A U.S. Holder may elect annually either to deduct The Netherlands withholding tax (see "Dutch Taxes") from its income or take the withholding taxes as a credit against its U.S. federal income tax liability, subject to U.S. foreign tax credit limitation rules.

TAXATION OF CAPITAL GAINS

     Any gain or loss on a sale or exchange of common shares by a U.S. Holder will generally be capital gain or loss for U.S. federal income tax purposes if such common shares are held as a capital asset. If held for more than one year, such gain or loss will generally be long-term capital gain or loss. The amount of the gain or loss will be the difference between the amount realised and the U.S. Holder's adjusted tax basis in the common shares. Holders of common shares who are not U.S. Persons will generally not be subject to U.S. income tax on the gain or loss realised on disposition unless such gain or loss is effectively connected with the conduct of a trade or business in the United States or, in the case of an individual, such holder is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met.

PASSIVE FOREIGN INVESTMENT COMPANIES

     Based on the manner in which we currently operate our business, we believe that Madge is not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. If, however, we were determined to be a PFIC, then certain U.S. Holders may, with respect to their common shares, have to (i) pay an interest charge on distributions and gains that are deemed as having been deferred and/or (ii) recognise ordinary income on dispositions that, but for the PFIC provisions, would have been treated as long-term or short-term capital gain.

     A U.S. Holder who owns Madge shares in any year in which Madge is a PFIC must file Internal Revenue Service Form 8621 with the Holder's tax return for the year.

FOREIGN PERSONAL HOLDING COMPANIES

     We or any of our non-U.S. subsidiaries may be classified as a "foreign personal holding company" ("FPHC") if in any taxable year five or fewer persons who are U.S. citizens or residents own more than 50% of our common shares (a "U.S. group") and more than 60% of the gross income (50% after the first year) of Madge or of any of our non-U.S. subsidiaries consists of passive income for purposes of the FPHC rules. Because substantially all of our income is likely to consist of dividends from subsidiaries, which generally is passive income for purposes of the FPHC rules, we are likely to meet the income test. Similarly, if more than 60% of the gross income of a non-U.S. subsidiary of Madge were to consist of dividends, interest, royalties (other than active business computer software royalties) or other types of passive income, the subsidiary would meet the FPHC income test.

     If we or any of our subsidiaries are or become an FPHC, each U.S. Holder (including a U.S. corporation) who held Madge shares on the last day of the taxable year, or, if earlier, the last day of its taxable year on which a U.S. group existed with respect to Madge would be required to include in gross income as a dividend such shareholder's pro rata portion of the undistributed income of Madge or the subsidiary, even if no cash dividend were actually paid. In such case, if we were the FPHC, a U.S. Holder would be entitled to increase its tax basis in the shares of Madge by the amount of a deemed dividend from us. If a subsidiary of Madge were the FPHC, an U.S. Holder in us should be afforded similar relief, although the law is unclear as to the form of the relief.

     Various family trusts established by Robert Madge own approximately 47.4% of our common shares. If under FPHC rules these shares were deemed to be held by Mr. Madge and he were to become a U.S. citizen or resident, or were to marry a U.S. citizen or resident, a U.S. group might then exist based in part upon the shares considered owned by him. Moreover, if under FPHC rules the trusts' shares were deemed to be held by a member of Mr. Madge's family and the family member were to become a U.S. citizen or resident, or were to marry a U.S. citizen or resident, such shares might be considered as part of a U.S. group. Although we believe that at the present time no U.S. group exists, and that no U.S. group will exist, we can give no assurances regarding future ownership of our shares by members of the Madge family, or future changes in citizenship or residence of Madge family members which could contribute to the creation of a U.S. group and thus cause Madge to be treated as an FPHC. Moreover, we can give no assurance that we will have timely knowledge of the formation of a U.S. group. In this regard, we do not assume any obligation to make timely disclosure with respect to such status. Moreover, since we do not intend to maintain our books and records in accordance with U.S. tax accounting principles, U.S. Holders may not have information available with which to determine accurately any deemed dividend in the event we become an FPHC and would have to estimate such deemed dividend. If we become an FPHC, a U.S. Person who acquires shares from a decedent would be denied the step-up of tax basis of such shares to fair market value on the decedent's date of death which otherwise would have been available and instead would have a tax basis equal to the lower of fair market value or the decedent's basis. As noted above, certain U.S. tax consequences turn on the composition of the income of Madge and our subsidiaries. The tax law is not entirely clear as to the proper classification of all relevant types of income, which Madge and our subsidiaries may realize. Accordingly, there can be no assurance that management's expectations described above will be fulfilled.

UNITED STATES BACKUP WITHHOLDING

     A holder of common shares may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on such common shares if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of sale, exchange or redemption of common shares may be subject to backup withholding if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

     Backup withholding may be avoided by the holder of common shares if such holder (i) is a corporation or comes within certain other exempt categories or
(ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of common shares who are not U.S. Persons are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided the amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund (or, in the case of holders who are not U.S. persons, an income tax return) in order to claim refunds of withheld amounts.

ITEM 8.  SELECTED FINANCIAL DATA.

     The following selected consolidated financial data is qualified by reference to and should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 20-F. The statements of operations data set forth below for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from the audited Consolidated Financial Statements of Madge included elsewhere in this Annual Report, which have been audited by Ernst & Young, independent auditors. The statements of operations data set forth below for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, and 1996 and 1997 have been derived from audited consolidated financial statements not included in this Annual Report.

STATEMENT OF OPERATIONS DATA:
(includes Lannet Division results to August 27, 1998 inclusive. At that date the Lannet Division was sold)

                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1995       1996       1997       1998       1999
                                          --------   --------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..............................   $427,350   $482,101   $384,059   $301,372   $196,152
Cost of sales..........................    197,268    243,133    201,729    147,103    115,547
                                          --------   --------   --------   --------   --------
Gross profit...........................    230,082    238,968    182,330    154,269     80,605
Operating expenses:
Sales and marketing....................    102,282    142,227    116,204     81,667     73,145
Research and development...............     47,617     67,326     67,906     48,021     33,230
General and administrative.............     20,961     28,386     27,542     18,556     23,365
Special charges (gain).................     39,111     27,846     48,733    (34,837)    (7,565)
                                          --------   --------   --------   --------   --------
Total operating expenses...............    209,971    265,785    260,385    113,407    122,175
                                          --------   --------   --------   --------   --------
Income (loss) from operations..........     20,111    (26,817)   (78,055)    40,862    (41,570)
Net interest income....................      5,105      2,266         31      3,272      2,195
                                          --------   --------   --------   --------   --------
Income (loss) before income taxes......     25,216    (24,551)   (78,024)    44,134    (39,375)
Provision (benefit) for income taxes...     27,201     (4,054)    (2,052)     3,085        938
Extraordinary charge...................         --         --         --      5,226         --
                                          --------   --------   --------   --------   --------
Net income (loss)......................   $ (1,985)  $(20,497)  $(75,972)  $ 35,823   $(40,313)
                                          ========   ========   ========   ========   ========
Net income (loss) per share
Basic..................................     $(0.05)    $(0.47)    $(1.69)     $0.81     $(1.00)
Diluted................................     $(0.05)    $(0.47)    $(1.69)     $0.80     $(1.00)
Shares used in per share calculation
Basic..................................     42,777     43,976     45,085     44,404     40,420
Diluted................................     42,777     43,976     45,085     44,624     40,420

BALANCE SHEET DATA:

                                                              DECEMBER 31,
                                          ----------------------------------------------------
                                            1995       1996       1997       1998       1999
                                          --------   --------   --------   --------   --------
                                                             (IN THOUSANDS)
Cash and cash equivalents..............   $ 74,652   $ 31,590   $ 62,106   $130,494   $ 19,471
Working capital........................    133,210     96,594     77,715     87,118    (24,171)
Total assets...........................    324,278    294,455    251,749    224,992    192,498
Long term obligations, net of current
  maturities...........................      2,279      1,673     35,239        899      3,563
Shareholders' equity...................   $175,863   $168,177   $ 99,596   $116,393   $ 69,176

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

     Madge Networks N.V. ("Madge") is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. Our goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol (IP) solutions. We operate through two subsidiary groups, Madge.web and Madge.connect. Madge.web provides network infrastructure and application services to address the specific needs of multinational finance and media companies. Madge.connect is a global supplier of advanced networking products including Token Ring solutions, ISDN switching and IP based video networking for large enterprises. We market our Madge.web services primarily directly to business customers and serve our customer base for Madge.connect products through a global network of distributors and resellers.

     We reorganized our operational and internal reporting structure in 1999 into services and products segments. Madge.web, formerly known as the Managed Network Services Division, provides services, and Madge.connect, formerly known as Enterprise Network Products Division, provides products.

     The results of Lannet, the Ethernet business we used to own, are consolidated in the financial statements up to the time we sold it August 1998. To the extent that results for periods prior to September 30, 1998 include Lannet's results, the results will not be comparable to results for later periods. Results presented in the discussion below for our "continuing" operations exclude Lannet, while "total" results include Lannet for periods prior to the date of sale.

ACQUISITION OF OLICOM A/S TOKEN RING BUSINESS

     On August 31, 1999 we completed an agreement with Olicom A/S, under which we purchased the intellectual property and the rights to manufacture, sell and develop Olicom's Token Ring product portfolio. The transaction also included Olicom's Token Ring customer base and we hired 55 Olicom employees. (Although see above reference to Madge.connect current planned headcount reduction). The purchase price for the acquisition was $21.5 million, which included an initial payment of $12.3 million, $8.5 million placed in escrow relating to future minimum guaranteed payments to be made over three years based on a percentage of our Token Ring revenues and $0.7 million related to the assumption of a warranty liability. In addition, we are committed to a further payment of $2.0 million, which has been placed in escrow and is to be released upon Olicom fulfilling certain technical support milestones which have been met. We were also committed to purchase certain Olicom Token Ring inventory in the quarters following the sale. The agreement, inclusive of $1.2 million of acquisition related expenses, resulted in $22.5 million of specific intangible assets, which are being amortized utilizing a reducing percentage method, which approximates the forecast reduction in Token Ring sales over a three year period. Accumulated amortization as of December 31, 1999 was $1.4 million.

ACQUISITION OF GAINS

     On February 5, 1999 we acquired all the outstanding shares of Gains International (C.I.) Limited, Gains Hong Kong Limited and Gains Japan Co. Limited, private companies incorporated in Guernsey, Channel Islands, Hong Kong and Japan, respectively (collectively, "Gains"). Gains is an international carrier supplying the financial sector. The purchase consideration was $46.0 million in cash. After taking into account the cash balances of Gains and capitalized acquisition costs, the net cash outflow was $37.7 million. The acquisition was accounted for under the purchase method, resulting in goodwill of $33.9 million, which is being amortized on a straight-line basis over 20 years. Accumulated amortization as of December 31, 1999 was $2.9 million.

FOREIGN CURRENCY EXCHANGE RATES

     The functional currency of Madge Networks N.V. is the U.S. dollar and a substantial portion of net sales are collected in U.S. dollars. A significant portion of our net sales are also collected in currencies other than the U.S. dollar, principally the British pound, the German mark, the French franc and the Euro. Because we have a substantial portion of its operations located outside the United States, principally in the United Kingdom, a significant portion of our manufacturing, logistics, research and development expenses, and general administrative expenses are incurred in British pounds rather than U.S. dollars. Although it is impossible to predict future exchange rate fluctuations between the U.S. dollar and other currencies, it can be anticipated that to the extent the U.S. dollar strengthens or weakens against the British pound, or to a lesser extent other currencies, a substantial portion of our reported net sales, cost of goods sold and operating expenses will be commensurately lower or higher than they would have been with a stable foreign currency relationship. A portion of our operations are effectively hedged by the distributed nature of our world-wide sales and expenses. To the extent that we do not have balanced assets and liabilities in one or more currencies, we can attempt to estimate the exposure and we typically purchase or sell foreign currencies forward one month to hedge the exposure. These transactions do not eliminate our foreign currency risks or exposures as they involve inexact estimates based on incomplete information. These foreign currency contracts are marked-to-market on the balance sheet date and the resulting gains or losses are included in general and administrative costs for the period.

     Foreign currency gains or losses are charged to, or offset against, general and administrative expenses. Madge and our subsidiaries periodically record gains and losses from transactions in, and remeasurements of foreign currency balances and accounts denominated in, currencies other than their respective functional currencies. This permits Madge and our subsidiaries to present our financial statements in their respective functional currencies. As a result of these foreign currency transactions and remeasurements, we booked net losses of approximately $577,000 in 1997, net gains of $1,254,000 in 1998, and net loss of $220,000 in 1999.

     The cumulative translation adjustment in shareholders' equity results from the consolidation of the net assets of those of our subsidiaries that do not use the U.S. dollar as their functional currency. An adjustment to shareholders' equity is made based upon a comparison of the U.S. dollar value of the net assets of the subsidiary at the beginning of the year at then current exchange rates with the U.S. dollar value of the same net assets at the end-of-the-year exchange rates. In addition, an adjustment is recorded from a comparison of the U.S. dollar value of the net profit or loss of the subsidiary recorded monthly during the year at then current exchange rates with the U.S. dollar value of the same net profit or loss translated at end-of-the-year exchange rates. As of December 31, 1999, cumulative translation adjustments decreased shareholders' equity by approximately $6,832,000.

RESULTS OF OPERATIONS

     The following table shows the percentage of net sales represented by certain items in our statements of operations for both total operations and continuing operations:

                                                                   YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------------------------
                                                  1997                      1998                      1999
                                         -----------------------   -----------------------   -----------------------
                                           TOTAL      CONTINUING     TOTAL      CONTINUING     TOTAL      CONTINUING
                                         OPERATIONS   OPERATIONS   OPERATIONS   OPERATIONS   OPERATIONS   OPERATIONS
                                         ----------   ----------   ----------   ----------   ----------   ----------
Net sales............................      100%          100%         100%         100%        100%          100%
Cost of sales........................        53           51           49           49           59           59
                                            ---          ---          ---          ---          ---          ---
Gross profit.........................        47           49           51           51           41           41
Operating expenses:
Sales and marketing expenses.........        30           30           27           26           37           37
Research and development expenses....        18           17           16           15           17           17
General and administrative expenses..         7            7            6            6           12           12
Special charges (gain)...............        12                       (12)                       (4)
                                            ---                       ---                       ---
Total operating expenses.............        67                        37                        62
                                            ---                       ---                       ---
(Loss) income from operations........       (20)                       14                       (21)
Net interest income..................        --                         1                         1
                                            ---                       ---                       ---
Income (loss) before income taxes....       (20)                       15                       (20)
Benefit (provision) for income taxes.        --                        (2)                       --
Extraordinary charge.................        --                        (1)                       --
                                            ---                       ---                       ---
Net (loss) income....................       (20)%                      12%                      (20)%
                                            ===                       ===                       ===

NET SALES

     Net sales from continuing operations, which consist of Madge.web and Madge.connect, decreased from $277.2 million in 1997 to $242.4 million in 1998 and then decreased further to $196.2 million in 1999. The decrease in net sales from continuing operations in 1998 compared to 1997 reflected decreased sales in the Americas, Europe and Asia resulting from disruption to our business and sales organizations following the 1997 restructuring, as well as competitive pressures and macroeconomic conditions in Europe. The decrease in net sales in 1999 compared to 1998 is explained in detail below and is mainly due to reduced demand for our networking products.

     Net sales of Madge.web, which includes the trader voice business acquired with Gains, were $29.5 million, or 15% of continuing net sales, in 1999. Madge.web did not generate any revenues prior to the first quarter of 1999. We anticipate significant sales growth from Madge.web during 2000.

     Net sales from continuing operations in Madge.connect, which consist of Token Ring and video networking products and other services, decreased from $277.2 million in 1997 to $242.4 million in 1998 and then decreased further to $166.7 million in 1999. Sales of these products represented approximately 100%, 100% and 85% of our continuing net sales in 1997, 1998 and 1999, respectively. Our plans take into account the fact that the market for our Token Ring products (principally adapter cards) is declining. We are focused on gaining market share in this difficult market segment and the acquisition of the Olicom A/S Token Ring business is part of that strategy.

     Total net sales, including those from discontinued operations, decreased from $384.1 million in 1997 to $301.4 million in 1998 and $196.2 million in 1999. In the Americas net product sales decreased from $129.7 million (34% of net sales) in 1997 to $97.5 million (32% of net sales) in 1998 and decreased further to $44.3 million in 1999 (23% of net sales). Outside of the Americas, net product sales decreased from $246.2 million (64% of net sales) in 1997, to $196.2 million (65% of net sales) in 1998 and decreased further to $116.1 million in 1999 (59% of net sales). These declines reflected the factors referenced above affecting the decline of net sales from continuing operations. The decrease in sales in 1998 compared to 1997 also reflected the sale of Lannet in 1998. Net sales of Madge.web were $29.5 million (15% of net sales) in 1999. Service and technology revenue decreased from $8.2 million (2% of net sales) in 1997 to $7.7 million (3% of net sales) in 1998 and $6.3 million (3% of net sales) in 1999.

     Net product sales of Lannet decreased from $106.8 million (28% of net sales) in 1997 and to $59.0 million (20% of net sales) prior to its sale in 1998.

GROSS PROFIT

     Gross profit from continuing operations increased from 49% in 1997 to 51% in 1998 and then decreased to 41% of net sales in 1999. The higher gross margin in 1998 compared to 1997 resulted from both supply chain efficiencies realized since the sale of our Irish manufacturing plant in the first quarter of 1998, and a fourth quarter 1998 pre-tax credit of $3.1 million relating to the settlement of third party warranty claims. The lower gross margins in 1999 compared to 1998 resulted primarily from the increased proportion of revenue derived from Madge.web and also competitive pricing pressures in Madge.connect.

     Gross profit for Madge.connect was 51.7% for 1999. We believe that gross profit for Madge.connect will remain under pressure primarily because of continued price competition. The Madge.web gross profit for the 1999 was (18.7%) due to investment in the division for future growth. Economies of scale in relation to revenue have not yet been realised in Madge.web business and are reflected in the negative gross profit. Long-term gross margins in the our Madge.web division are expected to remain lower than margins achieved by the Madge.connect division, and in the near-term to remain substantially lower until anticipated economies of scale can be realized for Madge.web.

     Our gross margins including discontinued operations increased from 47% in 1997 to 51% in 1998 and then declined to 41% in 1999.

SALES AND MARKETING

     Sales and marketing expenses from continuing operations declined from $81.9 million in 1997 to $64.2 million in 1998 and then increased to $73.1 million in 1999. These expenses represented 30% of continuing sales in 1997, declined to 26% of continuing sales in 1998 and then increased to 37% of continuing sales in 1999. The decrease in sales and marketing expenses in 1998 when compared to 1997 reflected a realignment of resources, including office closings and reduced headcount following the 1997 restructuring. The increase in sales and marketing expenses as a percentage of revenue in 1999 compared to 1998 reflected increased sales and marketing operations associated with the launch and expansion of Madge.web and the acquisitions of Gains and the Token Ring business of Olicom. We expect that sales and marketing expenses will continue to be a significant percentage of net sales in the future, but should decline as a percentage of sales as Madge.web sales grow and the planned headcount reductions in Madge.connect occur. Sales and marketing expenses including those from discontinued operations decreased from $116.2 million in 1997 to $81.7 million in 1998 and declined further to $73.1 million in 1999. These expenditures represented 30%, 27% and 37% of net sales in 1997, 1998 and 1999, respectively. The reduction in 1998 resulted in part from the sale of Lannet in August 1998.

RESEARCH AND DEVELOPMENT

     Research and development expenses for continuing operations decreased from $46.0 million in 1997 to $36.0 million in 1998 and decreased further to $33.2 million in 1999. These expenses represented 17%, 15% and 17% of sales from continuing operations in 1997, 1998 and 1999, respectively. The decrease in research and development expenses in 1998 compared to 1997 reflected reduced research and development headcount after the 1997 restructuring. Research and development expenditure is incurred in both Madge.web and Madge.connect, and the decline in expenditure from 1998 to 1999 reflected the strategy discussed above to reduce research and development headcount focussed on Token Ring. As a result, we expect research and development expenditure to decline over future periods. All of our research and development costs have been expensed as incurred.

     Research and development expenses including those from discontinued operations decreased from $67.9 million in 1997 to $48.0 million in 1998 and then decreased further to $33.2 million in 1999. These expenditures represented 18%, 16% and 17% of net sales in 1997, 1998 and 1999, respectively. The decline in total research and development expenses in 1998 compared to 1997 also reflected reduced expenses following the sale of Lannet.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses from continuing operations decreased from $19.7 million in 1997 to $14.9 million in 1998 and increased to $23.4 million in 1999. These expenses represented 7%, 6% and 12% of sales from continuing operations in 1997, 1998 and 1999, respectively. Our efforts to reduce operating expenses during the 1997 restructuring included significant decreases in the general and administrative headcount and a smaller number of business centers. The reduction in expenditures in 1998 compared to 1997 included gains from the sale of our Irish manufacturing plant of $2.8 million. The increase in expenditures in 1999 compared to 1998 reflected Madge.web general and administrative costs that include the amortization of goodwill in relation to the acquisition of Gains in February 1999, network infrastructure depreciation and point of presence expenses. Madge.connect general and administrative expenses included amortization of the intangible asset relating to the acquisition of Olicom's Token Ring business in September 1999. General and administrative expenses including those related to discontinued operations declined from $27.5 million in 1997 to $18.6 million in 1998 and increased to $23.4 million in 1999. These expenses represented approximately 7%, 6% and 12% of net sales in 1997, 1998 and 1999 respectively.

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION

     Earnings before interest, tax, depreciation and amortization ("EBITDA") for the year ended December 31, 1997 was a loss of $45.0 million or $(1.00) per share. This compared to income of $58.0 million or $1.30 per diluted share for the year ended December 31, 1998 and a loss of $24.1 million or $(0.60) per share for the year ended December 31, 1999.

SPECIAL CHARGES, GAINS AND MERGER-RELATED EXPENSES

     In the fourth quarter of 1999 Madge.connect created two separate groups, one focusing on enterprise products (Token Ring and ISDN) and the other on new internet related access products. The sales and marketing and research and development functions within Madge.connect were also re-organized along these lines and costs will be reduced by reducing the headcount in Madge.connect by approximately 14% during the three quarters beginning October 1999. A special charge of $6.2 million was taken in the fourth quarter in relation to this restructuring.

     Offset against the charge of $6.2 million described above was a release of reserves taken in relation to the sale of Lannet in the third quarter of 1998. The release of $15 million was a special credit to operating expenses in the fourth quarter and was in relation to original estimates for representations and warranties that did not occur. In addition in June 1999, as part of our regular reviews of the provisions originally created as a special charge on the sale of Lannet in the third quarter of 1998, we reversed $4.1 million of the special charge. The reversal related to forecast product returns and professional fees estimated at the time of sale we did not incur.

     During the third quarter of 1999 we incurred special charges of $1.2 million in connection with the acquisition of the Token Ring business of Olicom A/S. The charges consisted of integration costs, legal fees and financing charges relating to the acquisition.

     Special charges incurred in the second quarter of 1999 related to the reorganization of operating activities connected with the establishment of the Enterprise Network Products Division (now Madge.connect). The charges consisted of costs relating to facilities of $3.0 million, leasehold costs relating to buildings of $0.6 million and provisions for writing off fixed assets of $0.5 million. Facilities and leasehold costs are expected to be realized through cash payments whereas fixed assets costs are expected to be non-cash transactions. Planned headcount reductions were provided for previously under provisions made at the time of the sale of Lannet in August 1998.

     We recorded a special gain of $34.8 million on the sale of Lannet in the third quarter of 1998. The gain consisted of cash received for the acquisition, less the write-off of the book value of Lannet, disposal related provisions and other costs of disposal.

     We also recorded an extraordinary charge in the third quarter of 1998 of $5.2 million relating to the redemption of our $30.0 million Convertible Subordinated Notes issued in October 1997.

INCOME TAXES

     Our provision for income taxes as a percentage of pre-tax income has ranged from a net benefit of approximately 3% in 1997 to a net expense of approximately 7% in 1998 and a net expense of 2% in 1999.

     The low tax benefit in 1997 was principally the result of losses that could not be utilized in certain of our entities. In 1998, the low tax expense was principally the result of no income tax expense from gains in the sales of Lannet and of our Irish manufacturing facility. We also experienced operating losses in certain entities for 1998 that we could not realize for tax purposes.

     The tax expense in 1999 was principally the result of losses that we cannot utilise in certain of our entities. We recognized approximately $51,000 current deferred tax assets at December 31, 1998 and 1999, compared with $44,000 at December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     We are currently satisfying our liquidity and capital resource requirements primarily through available cash, cash equivalents and bank financing facilities. At December 31, 1999, we had total cash and cash equivalents of approximately $19.5 million. Madge and our subsidiaries finance working capital in part through a $30 million two-year financing arrangement secured by accounts receivable generated by U.K. and U.S. Madge.connect entities. We also have a $3.5 million facility that allows borrowing up to an equal compensated cash balance. Amounts outstanding under these arrangements as at December 31, 1999 were $6.3 million and $0.8 million, respectively.

     Net cash used in operating activities for 1999 was $39.2 million. The negative cashflow was primarily attributable to the net loss for the year of $40.3 million (before adjustments for non-cash items).

     Net cash used in investing activities for 1999 was $79.7 million. This consisted of a net $37.7 million paid for the acquisition of Gains and $13.5 million as a net cash payment for the acquisition of Olicom's Token Ring business and related acquisition costs, as well as additions to property and equipment of $28.5 million. In February 1999 we acquired Gains for $46.0 million cash. After taking into account the cash balances held by Gains, our net cash outflow for the purchase was approximately $37.7 million. In September 1999 we acquired Olicom's Token Ring business for an initial cash payment of $12.3 million which excludes amounts placed in escrow relating to future minimum guaranteed payments and assumed warranty liabilities in respect of Olicom products. An amount of $1.3 million was paid to Olicom in January 2000 in relation to the future guaranteed payments and $2.0 million was payable in the first quarter of 2000 as further technical milestones defined in the purchase agreement have now been achieved. Purchases of property and equipment were primarily for new or existing facilities and equipment, including information systems, to support our business.

     Net cash provided by financing activities of $7.8 million represented borrowings drawn on the financing facility and net receipts on leasing arrangements offset by expenditures for the repurchase of common shares through our share repurchase program. A total of $3.4 million was spent in 1999 for repurchase of our common shares.

     In December 1997 we announced a common share repurchase program, which was subject to certain approvals by our shareholders. From December 1997 through December 31, 1999, we repurchased approximately 5,776,000 common shares (approximately 12.6% of the 45,747,351 common shares outstanding as of August 14, 1998). Substantially all of those shares have been returned to the status of authorized (but not issued) common shares.

     During January and February 2000, we sold 2,663,900 common shares in a public offering pursuant to a shelf registration statement on Form F-3 filed with the Securities and Exchange Commission at per share prices ranging from $10.50 to $13.63. The gross proceeds of the offering were approximately $29.9 million, expenses were approximately $0.7 million and our net proceeds were approximately $29.2 million.

     We did not generate cash from operations in the year ended December 31, 1999. Although spending levels are influenced by many factors, based upon our current plans we will need to raise additional capital during the fiscal year 2000 or generate sufficient cash flow from operations to meet our anticipated needs for working capital and capital expenditure. During the third quarter of 1999, we announced plans to invest approximately $85 million in Madge.web over the next two years. We plan to fund this investment primarily through lease funding and other sources of financing including $29.2 million in net proceeds from our public offering of common shares mentioned above. We are currently exploring the options available to meet these investment plans including a public or private offering of a portion of the shares of Madge.web or the issuance of additional shares of Madge Networks N.V. We believe that we will be able to obtain additional funds through private or public equity, bank credit facility or capital lease facilities. There can be no assurance at this time that our currently projected requirements will be sufficient or that our requirements will remain the same given the fact our business is changing and we actively review business priorities, resource allocation and new business opportunities. If during such period, or thereafter, we are not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on acceptable terms, these failures could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities of the parent company or any subsidiary, the percentage ownership of our shareholders may be reduced.

YEAR 2000

     We are still assessing possible impacts of the Year 2000 problem and may still suffer as a result of defects relating to Year 2000 compliance that have not yet been detected. Worst-case scenarios for us could include material difficulties in obtaining finished products from our contract manufacturers, material difficulties processing orders for our products, material difficulties with management information systems relied upon by us which might affect collections, management decisions and financial reporting. There can be no assurance that Year 2000 issues will not result in disruption to our business resulting from third party suppliers' or service providers' business disruption, will not result in additional risks to our product supply, internal systems or will not result in claims from external users of our products, all of which could result in a material adverse effect on our business, operating results and financial position.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     For purposes of specific risk analysis, we use sensitivity analysis to determine the effects that market risk exposures may have on the fair values of our financial instruments. The financial instruments included in the sensitivity analysis consist of all of our cash and cash equivalent balances and all derivative financial instruments. Currency forward contracts constitute our portfolio of derivative financial instruments.

     To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates on market sensitive instruments. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 1999. The differences in this comparison are the hypothetical gains or losses associated with each type of risk. A 10% movement in levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in approximately a $415,000 change in the fair value of our financial instruments at December 31, 1999.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

     The following table sets forth the names and positions of our executive officers and supervisory directors, and such persons' ages as of December 31, 1999:

NAME                                     AGE    POSITION
----                                     ---    --------
Robert H. Madge......................    47     Chairman of the Board, Managing Director, Chief
                                                Executive Officer and President of Madge; Chief
                                                Executive Officer of Madge.web.
Christopher Bradley..................    38     Chief Financial Officer
Michael F. Keilty....................    48     Senior Vice President of Madge; Chief Operating
                                                Officer of Madge.web
Michael D. Wilson....................    42     Senior Vice President of Madge; Chief Executive
                                                Officer of Madge.connect
Michael D. Fischer...................    49     Supervisory Director
Denis H. Pomroy......................    49     Supervisory Director

     Robert H. Madge has served as Chairman of the Board, Managing Director, Chief Executive Officer and President since June 1993. Mr. Madge founded Madge in 1986 and was its Chairman and Chief Executive Officer from inception through June 1993.

     Christopher Bradley joined in September 1996 as Finance Director, becoming Vice President, Finance in November 1998 and Chief Financial Officer in March 1999. Prior to joining Madge, Mr. Bradley served seven years at Nortel as Finance Director in the United Kingdom, North America and Asia. Prior to that time, Mr. Bradley held financial management positions with COMAG, a subsidiary of Hearst Corporation, Digital Equipment and 3M.

     Michael F. Keilty became Chief Operating Officer of Madge.web in September 1999 after being Senior Vice President, North America since March 1999. Mr. Keilty joined Madge as Vice President and General Manager of Madge's former Video Networking Division in October 1998 and became Senior Vice President of such division in November 1998. Prior to joining Madge, Mr. Keilty served eleven years at British Telecom North America, the U.S.-based subsidiary of British Telecom, most recently as Senior Vice President, Sales & Marketing. Previously he served as Vice President of product sales, where his role encompassed a domestic and international focus. Mr. Keilty joined British Telecom North America in 1988 from FTCC, an international record carrier, where he held the position of Vice President of Sales.

     Michael D. Wilson was appointed Senior Vice President, Multimedia Network Division (comprised primarily of the former Token Ring Solutions and Video Networking Divisions) in March 1999 and was appointed Chief Executive Officer of Madge.connect in August 1999. Prior to that time Mr. Wilson served as Senior Vice President, Token Ring Solutions Division from November 1998 and as Vice President and General Manager of such division from July 1997. Mr. Wilson previously served as Vice President, Manufacturing and Logistics from January 1994. Prior to joining Madge in 1994, Mr. Wilson served as Engineering Software and Service Business Manager for Manufacturing Systems Portfolio Ltd., a subsidiary of International Computers Limited from May 1993 to January 1994.

     Michael D. Fisher served as a director of Madge Networks Limited from 1988 until June 1993, and has served as a supervisory director since June 1993. Mr. Fischer is a non-executive president of Research Machines, a U.K. personal computer company which he co-founded in 1973. Mr. Fischer's current term as a supervisory director will end with the 1999 Annual General Meeting of Shareholders.

     Mr. Pomroy has served as a supervisory director since May 1997. Since 1996, Mr. Pomroy has been President of Volendum Capital Advisors Inc., a venture capital management and advisory company. Under a consulting arrangement between Madge Networks N.V. and Pomroy Finance S.A.R.L., of which Mr. Pomroy is principal, Mr. Pomroy served as Interim Vice President Finance and Chief Financial Officer from October 1997 through July 1998. Mr Pomroy also acted as a consultant on a number of projects advising Madge. The last project was completed in April 1999. Pomroy Finance S.A.R.L., among other activities, provides financial advice and consultancy to companies that directly or indirectly own approximately 47.4% of our outstanding common shares. Prior to April 1996, Mr. Pomroy served as Vice President and Chief Financial Officer from June 1993 and served as Vice President, Finance of Madge Networks Limited from October 1989. Mr. Pomroy serves as a director of Heska Corporation and Superscape VR Plc. and also serves on the boards of several other private companies in the United Kingdom and United States, mainly in the emerging growth technology sector.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

     The following tables set forth certain information concerning compensation paid or accrued for services rendered to Madge in all capacities during 1999 by Madge's Chief Executive Officer and the three most highly compensated current executive officers of Madge or our subsidiaries:

                      SUMMARY COMPENSATION TABLE FOR 1999

                                                                   ANNUAL COMPENSATION
                                                         ---------------------------------------
                                                                                      OTHER
NAME AND PRINCIPAL POSITION(S)                            SALARY     BONUS(1)    COMPENSATION(2)
------------------------------                           --------    --------    ---------------
Robert H. Madge
  Chairman of the Board, Managing Director,
  Chief Executive Officer, President and
  Chief Executive Officer, Madge.web.................    $439,000    $     --       $201,196
Michael F. Keilty
  Senior Vice President and Chief Operating
  Officer, Madge.web.................................    $250,000    $125,000       $ 17,706
Michael D. Wilson
  Senior Vice President and Chief Executive
  Officer of Madge.connect...........................    $241,861    $175,519       $ 41,368
Chris Bradley(3)
  Chief Financial Officer............................    $196,621    $ 57,194       $ 36,763

---------------

(1) Excludes bonuses earned in 1998 and paid in 1999, and includes bonuses earned in 1999 and paid in 2000.

(2) Represents amounts paid or accrued by us for pension plan contributions, company cars and other. See "Pension Arrangements" below.

(3)  Mr. Bradley was appointed to this position in March 1999.

     The aggregate cash compensation paid or accrued by us for services rendered during 1999 to all directors and executive officers as a group at December 31, 1999 consisted of $1,154,032 in base salary and $357,713 in bonuses. Amounts reflected as bonuses were based on personal performance or in the case of newly-hired executives included amounts paid in connection with initiation of their employment with us. The table above excludes individuals who may have been executive officers during 1999 and who were no longer executive officers or who had left our employment as of December 31, 1999.

OPTION EXERCISES

     The following table provides certain information concerning the exercise in 1999 of options by each of the persons named in the Summary Compensation Table For 1999 above, including the aggregate value of gains on the date of exercise. In addition, the table includes the number of shares covered by both exercisable and unexercisable options as of December 31, 1999. Also reported are the values of "in the money" options, calculated as the difference between the exercise prices of any such existing options and the fair market value of our common shares as of December 31, 1999.

                      AGGREGATED OPTION EXERCISES IN 1999
                     AND OPTION VALUES AT DECEMBER 31, 1999

                                                                  NUMBER OF               VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                   SHARES                ---------------------------   ---------------------------
NAME                              EXERCISED   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              ---------   --------   -----------   -------------   -----------   -------------
Robert H. Madge.................        --         --      416,666        523,334       $542,455       $616,911
Michael F. Keilty...............        --         --       78,125        221,875       $332,070       $943,080
Michael D. Wilson...............        --         --      149,726        112,780       $375,294       $373,640
Chris Bradley...................        --         --       22,603         99,897       $ 40,101       $364,335
Denis Pomroy....................                           105,833         64,167       $ 77,374       $ 63,306

PENSION ARRANGEMENTS

     Madge Networks N.V. does not operate a pension plan. Some of our subsidiaries provide pension contributions to employee plans at defined contribution rates. Contributions are expensed as they become payable. The amount of contributions expensed was $128,587 in 1999 ($112,595 in 1998). Amounts paid in 1999 to personal pension plans for the benefit of each of the persons named in the Summary Compensation Table For 1999 are included in "Other Compensation" in such table.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1999, the compensation of our executive officers (excluding Robert Madge) was determined by Mr. Madge. Mr. Madge's 1999 compensation was determined by our Supervisory Board, including these supervisory directors serving on our Compensation Committee. No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     At December 31, 1999, options to purchase a total of 6,114,399 common shares were outstanding at exercise prices ranging from $0.580 to $27.875 and with expiration dates ranging from February 12, 2000 to December 31, 2009. At December 31, 1999, the persons named in Item 10 as a group (6 persons) held options to acquire 1,851,725 common shares. Reference is also made to the information contained in Item 4 above.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     Until March 1998 we occupied a facility located in Chalfont St. Giles, U.K. owned by Hartland Holdings Ltd. ("HHL"), a private limited company beneficially owned by family trusts established by Robert Madge. In June 1995 we entered into a written lease covering the lease of this property through March 1998. The lease for this property terminated in March 1998, and we no longer occupy this facility. In April 1999, we paid HHL $121,000 to settle reinstatement and other obligations relating to our withdrawal from the property after termination of the lease.

     Under a consulting arrangement with Pomroy Finance S.A.R.L., of which Mr. Pomroy is principal, Mr. Pomroy served as a consultant to Madge Networks N.V. and also served as Interim Vice President Finance and Chief Financial Officer from October 1997 through June 1998. Mr. Pomroy also acted as a consultant on a number of projects advising Madge, the last of which was completed in April 1999. Mr. Pomroy was elected a supervisory director in May 1997. Pomroy Finance S.A.R.L., Paris, France, among other things, provides financial advice and consultancy to companies or trusts that directly or indirectly own approximately 47.4% of our outstanding common shares.

     We have entered into indemnification agreements with each of our executive officers and directors. In general these agreements require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is, or was, a director or an executive officer of Madge or any of our affiliated enterprises. In the opinion of the Securities and Exchange Commission, indemnification against violations of the Securities Act is against public policy.

     We have entered into agreements with certain of our senior executive officers that provide for payments, benefits and vesting of options for periods of time ranging from six months to a year following the termination of their employment in certain circumstances.

     We believe that all related-party transactions described above were on terms no less favorable than would be obtained from unrelated third parties. Any future transactions between Madge and our officers, directors and affiliates will be on terms no less favorable to us than can be obtained from unaffiliated third parties, and any material transactions with such persons will be approved by a majority of our disinterested directors.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

     Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

     None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

     None.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS.

     We have responded to Item 18.

ITEM 18.  FINANCIAL STATEMENTS.

     Reference is made to Item 19(a) for a list of all financial statements filed as a part of this Annual Report on Form 20-F.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young are filed as part of this Annual Report.

                                                              PAGE
                                                              ----
     Report and Consent of Independent Auditors.............   F-1
     Consolidated Balance Sheets as of December 31,
      1998 and 1999.........................................   F-2
     Consolidated Statements of Operations for the years
      ended December 31, 1997, 1998 and 1999................   F-4
     Consolidated Statements of Shareholders' Equity for the
      years ended December 31, 1997, 1998 and 1999..........   F-5
     Consolidated Statements of Cash Flows for the years
      ended December 31, 1997, 1998 and 1999................   F-6
     Notes to Consolidated Financial Statements.............   F-7
     Schedule for the years ended December 31, 1997, 1998
      and 1999 -- Schedule II Valuation and Qualifying
      Accounts..............................................  F-24
(b) Exhibits
     4.1 Consent of Ernst & Young...........................   F-1

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          MADGE NETWORKS N.V.

                                          /s/ ROBERT MADGE
                                          --------------------------------------
                                          Robert H. Madge
                                          Chairman and Chief Executive Officer

Date: March 31, 2000

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and
Shareholders of Madge Networks N.V.

     We have audited the accompanying consolidated balance sheets of Madge Networks N.V. as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. Our audit also included the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madge Networks N.V. at December 31, 1998 and 1999, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1999, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

                                          ERNST & YOUNG

Reading, England
January 19, 2000

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-9772, 333-6252, 33-99830, 33-84768 and 33-70684 and related prospectuses of Madge Networks, N.V. of our report dated January 19, 2000, on the consolidated financial statements and schedule included in the Annual Report on Form 20-F of Madge Networks N.V. for the year ended December 31, 1999.

                                          ERNST & YOUNG

Reading, England
March 30, 2000

                              MADGE NETWORKS N.V.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1998        1999
                                                                --------    --------
                                                                   (IN THOUSANDS)
Assets
Current assets:
  Cash and cash equivalents.................................    $130,494    $ 19,471
  Restricted cash...........................................                  10,500
  Accounts receivable, net of allowances for doubtful
  accounts of $2,604 - 1998 and $4,152 -- 1999..........          38,966      38,655

  Inventories
     Raw materials..........................................       3,114         833
     Finished goods.........................................       8,360      15,327
                                                                --------    --------
                                                                  11,474      16,160
  Current deferred tax assets...............................          51          44
  Prepaid expenses and other current assets.................      13,833      10,758
                                                                --------    --------
     Total current assets...................................     194,818      95,588

Property and equipment, at cost
  Land and buildings........................................         247          --
  Leasehold improvements....................................      17,050      18,913
  Motor vehicles............................................         124          55
  Furniture and fixtures....................................       8,269       6,408
  Electronic office equipment...............................       1,224       1,450
  Computer equipment........................................      36,906      57,193
  Manufacturing equipment...................................       2,341         640
  Construction in progress..................................          --       2,358
                                                                --------    --------
                                                                  66,161      87,017
  Accumulated depreciation..................................     (39,946)    (42,183)
                                                                --------    --------
  Property and equipment, net...............................      26,215      44,834

Goodwill, net of accumulated amortization...................          --      32,528
Intangible asset, net of accumulated amortization...........          --      19,548

Investments.................................................       3,624          --
Non-current deferred tax assets.............................         335          --
                                                                --------    --------
Total assets................................................    $224,992    $192,498
                                                                ========    ========

                             See accompanying notes

                              MADGE NETWORKS N.V.

                           DECEMBER 31, 1998 AND 1999

                                                                      DECEMBER 31,
                                                                ------------------------
                                                                   1998          1999
                                                                ----------    ----------
                                                                (IN THOUSANDS EXCLUDING
                                                                     SHARE NUMBERS)
Liabilities and Shareholders' Equity
Current liabilities:
  Short-term borrowings.....................................     $  1,633      $  7,107
  Accounts payable..........................................       13,977        13,514
  Deferred consideration....................................           --         8,500
  Accrued wages and related liabilities.....................        4,477         5,196
  Other accrued liabilities.................................       72,207        65,429
  Income taxes payable......................................       13,228        16,715
  Current portion of lease obligations......................        2,178         3,298
                                                                 --------      --------
  Total current liabilities.................................      107,700       119,759

Long-term portion of lease obligations......................          899         3,563
                                                                 --------      --------
Total liabilities...........................................      108,599       123,322

Commitments

Shareholders' equity:
  Common Shares, 1 NLG par value, 100,000,000 shares
  authorized; 44,251,070 and 40,511,345 shares issued and
  outstanding at Dec. 31, 1998 and 1999, respectively.......       25,182        23,340
  Additional paid-in capital................................      123,658       110,009
  Treasury stock, 2,560,763 and 130,000 shares held at
  Dec. 31, 1998 and 1999, respectively......................      (10,703)         (404)
  Retained earnings (deficit)...............................      (16,624)      (56,937)
  Accumulated other comprehensive income....................       (5,120)       (6,832)
                                                                 --------      --------
  Total shareholders' equity................................      116,393        69,176
                                                                 --------      --------
Total liabilities and shareholders' equity..................     $224,992      $192,498
                                                                 ========      ========

                             See accompanying notes

                              MADGE NETWORKS N.V.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                    YEAR ENDED DECEMBER 31,
                                                               ---------------------------------
                                                                 1997        1998        1999
                                                               ---------   ---------   ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                                           AMOUNTS)
Madge.connect net sales:
Continuing..................................................   $277,236    $242,356    $166,677
Discontinued................................................    106,823      59,016          --
                                                               --------    --------    --------
                                                                384,059     301,372     166,677
Madge.web net service sales:................................         --          --      29,475
                                                               --------    --------    --------
                                                                384,059     301,372     196,152
Cost of Madge.connect sales:
Continuing..................................................    141,699     117,670      80,564
Discontinued................................................     60,030      29,433          --
                                                               --------    --------    --------
                                                                201,729     147,103      80,564
Cost of Madge.web service sales.............................         --          --      34,983
                                                               --------    --------    --------
Total cost of sales.........................................    201,729     147,103     115,547
                                                               --------    --------    --------
Gross profit................................................    182,330     154,269      80,605

Operating expenses:
Sales and marketing:
Continuing..................................................     81,897      64,194      73,145
Discontinued................................................     34,307      17,473          --
                                                               --------    --------    --------
                                                                116,204      81,667      73,145
Research and development:
Continuing..................................................     46,012      36,013      33,230
Discontinued................................................     21,894      12,008          --
                                                               --------    --------    --------
                                                                 67,906      48,021      33,230
General and administrative:
Continuing..................................................     19,681      14,903      23,365
Discontinued................................................      7,861       3,653          --
                                                               --------    --------    --------
                                                                 27,542      18,556      23,365
Special charges (gain)......................................     48,733     (34,837)     (7,565)
                                                               --------    --------    --------
Total operating expenses....................................    260,385     113,407     122,175
                                                               --------    --------    --------
  Income (loss) from operations.............................    (78,055)     40,862     (41,570)

Interest income.............................................        788       4,196       3,175
Interest expense............................................        757         924         980
                                                               --------    --------    --------
  Income (loss) before income taxes.........................    (78,024)     44,134     (39,375)

Provision (benefit) for income taxes........................     (2,052)      3,085         938
Extraordinary charge........................................         --       5,226          --
                                                               --------    --------    --------
  Net income (loss).........................................   $(75,972)   $ 35,823    $(40,313)
                                                               ========    ========    ========
Net income (loss) per share
  Basic.....................................................     $(1.69)      $0.81      $(1.00)
  Diluted...................................................     $(1.69)      $0.80      $(1.00)

Weighted average shares outstanding
  Basic.....................................................     45,085      44,404      40,420
  Diluted...................................................     45,085      44,624      40,420

                              MADGE NETWORKS N.V.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                               ACCUMULATED
                                           ADDITIONAL                             OTHER           TOTAL
                                 COMMON     PAID-IN     TREASURY   RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                                 SHARES     CAPITAL      STOCK     EARNINGS      INCOME          EQUITY
                                 -------   ----------   --------   --------   -------------   -------------
                                                               (IN THOUSANDS)
Balance at, January 1, 1997....  $25,333    $122,316    $     --   $ 23,525      $(2,997)       $168,177
Net loss.......................                                     (75,972)                     (75,972)
Unrealized (loss) on short-term
investments....................                                                       37              37
Foreign currency translation
adjustments....................                                                      290             290
Comprehensive income...........                                                                  (75,645)
Shares issued..................      559       7,653                                               8,212
Shares repurchased.............                           (1,274)                                 (1,274)
Tax benefit from option
exercises......................                  126                                                 126
                                 -------    --------    --------   --------      -------        --------
Balance at December 31, 1997...   25,892     130,095      (1,274)   (52,447)      (2,670)         99,596

Net income.....................                                      35,823                       35,823
Foreign currency translation
adjustments....................                                                   (2,450)         (2,450)
                                                                                                --------
Comprehensive income...........                                                                   33,373
Shares issued..................      149       2,814                                               2,963
Shares repurchased.............     (859)     (9,251)     (9,429)                                (19,539)
                                 -------    --------    --------   --------      -------        --------
Balance at December 31, 1998...   25,182     123,658     (10,703)   (16,624)      (5,120)        116,393

Net (loss).....................                                     (40,313)                     (40,313)
Foreign currency translation
adjustments....................                                                   (1,712)         (1,712)
Comprehensive income...........                                                                  (42,025)
                                                                                                --------
Shares issued..................       98         349       1,365                                   1,812
Shares repurchased.............                           (7,004)                                 (7,004)
Shares cancelled...............   (1,940)    (13,998)     15,938                                      --
                                 -------    --------    --------   --------      -------        --------
Balance at December 31, 1999...  $23,340    $110,009    $   (404)  $(56,937)     $(6,832)       $ 69,176
                                 =======    ========    ========   ========      =======        ========

                              MADGE NETWORKS N.V.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEARS ENDED DECEMBER 31,

                                                               1997        1998        1999
                                                             ---------   ---------   ---------
                                                                      (IN THOUSANDS)
Cash flows from operating activities
  Net (loss) income.......................................   $ (75,972)  $  35,823   $ (40,313)
  Adjustments to reconcile net (loss) income to Net cash
  (used in) provided by operating activities:

  Profit on sale of subsidiary............................          --     (34,837)         --
  Profits on sale of property and equipment...............          --          --         868
  Depreciation............................................      38,419      22,230      13,389
  Amortisation of Goodwill................................          --          --       1,414

  Amortisation of other intangible assets.................          --          --       2,936
  Changes in assets and liabilities:
  Restricted cash.........................................          --          --     (10,500)
  Accounts receivable.....................................      25,021      18,891       3,511
  Prepaid and other current assets........................      (3,989)      5,298       6,371
  Inventories.............................................      18,087       9,941      (4,472)
  Net deferred tax asset..................................      11,833         (51)        342
  Accounts payable........................................      (8,578)    (19,912)     (9,505)
  Deferred consideration..................................          --          --       8,500
  Other accrued liabilities...............................       7,799      20,695     (15,259)
  Income taxes payable....................................      (6,115)      6,275       3,487
                                                             ---------   ---------   ---------
Net cash (used in) provided by operating activities.......       6,505      64,353     (39,231)

Cash flows from investing activities
  Additions to property and equipment.....................     (26,521)    (13,162)    (28,451)
  Sales and maturities of short-term investments..........       6,467          --          --
  Investments, net........................................       2,823      60,397          --
  Purchase of Gains.......................................          --          --     (37,743)
  Purchase of Olicom......................................          --          --     (13,498)
  Proceeds from sales of property and equipment...........         958      14,091          21
                                                             ---------   ---------   ---------
Net cash (used in) generated by investing activities......     (16,273)     61,326     (79,671)

Cash flows from financing activities
  Proceeds from (redemption of) long-term debt............      30,000     (36,592)         --
  Proceeds from capital leases............................       4,069          --       6,542
  Repayment of capital leases.............................        (672)     (3,900)     (2,651)
  Short-term loan.........................................          --        (229)      5,474
  Repurchase of common shares.............................      (1,274)    (19,399)     (3,380)
  Net proceeds from issue of common shares................       8,212       2,823       1,812
                                                             ---------   ---------   ---------
Net cash provided by (used in) financing activities.......      40,335     (57,297)      7,797

Net (decrease) increase in cash and cash equivalents......   $  30,567   $  68,382   $(111,105)
                                                             =========   =========   =========
Cash and cash equivalents, beginning of year..............      31,590      62,106     130,494
Effect of exchange rate changes on cash...................         (51)          6          82
                                                             ---------   ---------   ---------
Cash and cash equivalents, beginning of year, at year-end
  rate....................................................      31,539      62,112     130,576
                                                             ---------   ---------   ---------
Cash and cash equivalents, end of year....................      62,106     130,494      19,471
                                                             ---------   ---------   ---------
Net (decrease) increase in cash and cash equivalents......   $  30,567   $  68,382   $(111,105)
                                                             =========   =========   =========
Interest paid in the year.................................   $     283   $     924   $     537
Income taxes paid (refunded) in the year..................   $   4,957   $    (133)  ($  1,911)

                              MADGE NETWORKS N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   THE COMPANY

     Madge Networks N.V. is a global managed network services and product solutions provider specializing in mission-critical enterprise needs. Our goal is to optimize the implementation of enterprises' voice, video and data networks with the ultimate aim of converging all networking needs on Internet Protocol
(IP) solutions. We operate through two subsidiary groups, Madge.connect and Madge.web. Madge.connect is a leading global supplier of advanced Token Ring local area network and video networking solutions. Madge.web provides global managed communications and electronic content delivery, with a focus on supporting the specialized applications of the financial services and media/publishing industries. Our main business centers are located at Wexham Springs in the United Kingdom, Dallas, Texas and New York in the United States and Singapore. We serve our international customer base for Madge.connect products through a global network of distributors and resellers and market our Madge.web services primarily directly to business customers.

     At December 31, 1999, our unrestricted cash and cash equivalents totalled $19.5 million and we had a working capital deficit of $24.2 million. For the year ended December 31, 1999, we utilized $39.2 million of cash in operations. In order to meet our planned level of expansion for Madge.web, we will need to incur significant levels of additional capital expenditures. Based upon the necessary levels of capital expenditures and forecast continued operating cash outflow, we will need to raise additional financing during fiscal year 2000.

     As discussed in Note 15, we have begun to raise additional financing through the filing of a $30 million shelf registration statement on Form F-3 and as of March 1, 2000, the issuance of shares under this registration statement was completed, raising funds of $29.2 million. Our plans also include obtaining additional financing which may include a public or private offering of a portion of the shares of Madge.web or the issuance of additional shares of Madge Networks N.V. We believe that we will be able to obtain additional funds through private or public equity, bank credit facility or capital lease facilities. In the event that adequate funds are not available from these sources, the Company will need to reduce its level of capital expenditure and discretionary spending.

2.   BUSINESS COMBINATIONS, SPECIAL CHARGES AND GAINS

     We recorded a restructuring charge of $48.7 million in the third quarter of 1997, which related to the reorganization of our business. This charge consisted of approximately $15.0 million for employee severance and related matters, $12.0 million for fixed asset write-offs; $9.0 million for lease severance and abandonment charges, $8.0 million for inventory write-offs and $4.7 million for other expenses. Of the total charge, approximately $23.0 million related to write-off of assets, approximately $7.0 million involved cash outflows in 1997, and the remaining $18.7 million was accrued for future cash outflows, principally relating to operating leases and employee severance expenses.

     In the third quarter of 1998, we sold the entire issued share capital of Madge Networks (Israel) Ltd. ("Lannet"), our ethernet division, effective as of August 27, 1998. A gain of $34.8 million was recorded upon disposal of Lannet and this has been shown as a special gain within operating expenses. Lannet represented a significant portion of our operating results. Substantially all the volume of ethernet revenue and business was lost as a result of the disposal. As such, the results of Lannet have been presented separately within the statement of operations and are described as discontinued.

     An extraordinary charge was recorded during 1998 relating to the redemption of our $30.0 million Convertible Subordinated Notes (the "Notes"). The extraordinary charge of $5.2 million represented the redemption premium, accrued interest and other items relating to the redemption of the Notes. The redemption was financed using part of the proceeds generated from the sale of Lannet. The impact of this extraordinary charge was $(0.12). Excluding this extraordinary charge, Madge's diluted net income per share would have been $0.92.

                              MADGE NETWORKS N.V.

     Special charges incurred in the second quarter of 1999 related to the reorganization of operating activities connected with the establishment of the Enterprise Network Products Division (now Madge.connect). The charges consisted of costs relating to facilities of $3.0 million, leasehold costs relating to buildings of $0.6 million and provisions for writing off fixed assets of $0.5 million. Facilities and leasehold costs are expected to be realized through cash payments whereas fixed assets costs are expected to be non-cash transactions. Planned headcount reductions were provided for previously under provisions made at the time of the sale of Lannet in August 1998.

     In June 1999, as part of our regular review of the provisions originally created as a special charge on the sale of Lannet in the third quarter of 1998, we reversed $4.1 million of the special charge. The reversal related to forecast product returns and professional fees estimated at the time of sale that we did not incur.

     During the third quarter of 1999 we incurred special charges of $1.2 million in connection with the acquisition of the Token Ring business of Olicom A/S. The charges consisted of legal fees, financing charges and integration costs relating to the acquisition.

     On August 31, 1999 we completed an agreement with Olicom A/S, under which we purchased the intellectual property and the rights to manufacture, sell and develop Olicom's Token Ring product portfolio. The transaction also included Olicom's Token Ring customer base and we hired 55 Olicom employees. The purchase price for the acquisition was $21.5 million, which included an initial payment of $12.3 million, $8.5 million placed in escrow relating to future minimum guaranteed payments to be made over three years based on a percentage of our Token Ring revenues and $0.7 million related to the assumption of a warranty liability. In addition, we are committed to a further payment of $2.0 million, which has been placed in escrow and is to be released upon Olicom fulfilling certain technical support milestones which have been met. We were also committed to purchase certain Olicom Token Ring inventory in the quarters following the sale. The agreement, inclusive of $1.2 million of acquisition related expenses, resulted in $22.5 million of specific intangible assets, which are being amortized utilizing a reducing percentage method, which approximates the forecast reduction in Token Ring sales over a three year period. Accumulated amortization as of December 31, 1999 was $2.9 million.

     On February 5, 1999 we acquired all the outstanding shares of Gains International (C.I.) Limited, Gains Hong Kong Limited and Gains Japan Co. Limited, private companies incorporated in Guernsey, Channel Islands, Hong Kong and Japan, respectively (collectively, "Gains"). Gains is an international carrier supplying the financial sector. The purchase consideration was $46.0 million in cash. After taking into account the cash balances of Gains and capitalized acquisition costs, the net cash outflow was $37.7 million. The acquisition was accounted for under the purchase method, resulting in goodwill of $33.9 million, which is being amortized on a straight-line basis over 20 years. Accumulated amortization as of December 31,1999 was $1.4 million.

                              MADGE NETWORKS N.V.

     Unaudited pro forma results relating to the acquisition of Gains in February 1999 are shown in the table below. Pro forma net sales, income before extraordinary items, net income/(loss) and net income/(loss) per share are presented as if Gains had been acquired prior to January 1, 1998.

                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                   1998          1999
                                                                ----------    ----------
                                                                     (IN THOUSANDS)
Net sales...................................................     $339,252      $199,494

Income (loss) before extraordinary items....................     $ 44,819      $(40,809)

Net income (loss)...........................................     $ 37,922      $(40,809)

Net income (loss) per share

  Basic.....................................................     $   0.85      $  (1.01)

  Diluted...................................................     $   0.85      $  (1.01)

Weighted average shares outstanding

  Basic.....................................................       44,404        40,420

  Diluted...................................................       44,624        40,420

     Our unaudited pro forma net sales, including Gains and Olicom for the years ended December 31, 1998 and 1999 were $498,359 and $248,185 respectively. Information with respect to income before extraordinary items and net income for Olicom's business acquired in September 1999 is not available.

     We reorganized our operational and internal reporting structure in 1999 into products and services segments. Madge.connect, formerly known as Enterprise Network Products Division, provides products, and Madge.web, formerly known as the Managed Network Services Division, provides services. In the fourth quarter of 1999 Madge.connect created two separate groups, one focusing on enterprise products (Token Ring and ISDN) and the other on new internet access products. The sales and marketing and research and development functions within Madge.connect were reorganized along these lines and costs will be reduced by reducing the headcount in Madge.connect, by 71 or approximately 14% during the three quarters starting fourth quarter 1999. We incurred a special charge in the fourth quarter of $6.2 million relating to headcount costs of $4.6 million, fixed assets of $0.5 million, legal fees of $0.5 million and facilities costs of $0.6 million in relation to this restructuring. Payments prior to December 31, 1999 in relation to the restructuring for employee costs were $0.8 million and $0.3 million in relation to non-employee termination related restructuring charges.

3.   SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

     The consolidated financial statements are prepared under U.S. generally accepted accounting principles and are presented in U.S. dollars.

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidation

     The consolidated financial statements include the accounts of Madge and our wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

                              MADGE NETWORKS N.V.

Revenue recognition

     Contract service revenue is recognized on an accrual basis ratably over the life of the contract. Contract revenues invoiced in advance of revenues earned are recorded as deferred revenue. Telecommunications revenues are recognized when services are rendered in accordance with customer usage.

     We recognize revenue from product sales upon shipment of product. Net sales from non-recurring technology licensing or engineering is recognized on customer acceptance. Software license royalty revenue is recognized upon notification by the licensee that products incorporating our software have been shipped by the licensee.

     Subject to certain limitations, we permit some distributors to exchange products or to return products in exchange for credits against future purchases. In addition, in the event we reduce our selling prices, we credit our distributors for the difference between the purchase price of products remaining in the customers' inventories and our reduced price for such products, subject to certain limitations. An allowance for sales returns and price reduction adjustments is accrued concurrently with the recognition of revenue.

Inventories

     Inventories are stated at the lower of cost or market value, determined on a weighted average cost method.

Property and equipment

     Property and equipment are stated at cost. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful lives of the assets as follows:

Commercial buildings........................................   20 years
Furniture and fixtures......................................    4 years
Computer equipment..........................................  3-5 years
Network equipment...........................................    4 years
Motor vehicles..............................................    3 years
Manufacturing equipment.....................................  1-3 years
Electronic office equipment.................................    3 years

Goodwill and other intangible assets

     We amortize goodwill and other intangible assets on a systematic basis over the estimated useful lives, which range from three to twenty years. Goodwill has been calculated as the excess of the purchase consideration paid over fair value of the net assets acquired. The basis for other intangible assets has been calculated through cash flow analysis to determine the fair value of the specific intangible assets. The carrying amounts of goodwill is reviewed on a regular basis for indicators of impairment. Indicators of impairment include an adverse change in the opportunities or business climate in which we operate. Should indicators of impairment exist, such impairment will be reviewed through the examination of discounted cash flows.

Investments

     Investments in companies in which we hold less than a 20% interest are carried at cost or estimated realizable value, if less.

                              MADGE NETWORKS N.V.

Capital leases

     Assets held under capital leases are capitalized in the balance sheet and are depreciated over their useful lives. Amortization of these assets is included in the income statement with depreciation and amortization of purchased assets.

Research and development

     All research and development expenses are charged to operations as incurred. Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalisation of certain software development costs subsequent to the establishment of technological feasibility.

     Based on our product development process, technological feasibility is established on completion of a working model. Costs incurred by Madge between completion of the working model and the point at which the product is ready for release have been insignificant. All research and development costs have been expensed as incurred.

Accrued warranty costs

     We provide limited warranties on our software and hardware products. Warranty periods range from 90 days for some software products to lifetime warranties for some hardware products. We have the option to either repair or replace defective products or return the price paid. We accrue for expected future warranty costs.

Cash equivalents and short-term investments

     We include in cash equivalents all highly liquid investments with maturity dates of three months or less at the purchase date. Short-term investments consist of highly liquid investments that generally mature within two years from acquisition. The fair value of investments is based on quoted market prices. We determine the appropriate classification of debt securities at the time of purchase and reevaluate such designation as of each balance sheet date. At December 31, 1999, all debt securities were classified as available-for-sale under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Securities classified as available-for-sale are reported at fair market value with the related unrealised gains and losses included in retained earnings. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in general and administrative expenses. The cost of securities sold is based on the specific identification method. At December 31, 1999 and 1998 there were no short-term investments held by us. Realized gains and losses on sales of securities for all years presented were not material.

Foreign currency translation

     Madge accounts for foreign currency in accordance with SFAS No. 52, "Foreign Currency Translation". Under this Statement, assets and liabilities of our non-U.S. dollar subsidiaries are translated into U.S. dollars at exchange rates in effect at the close of the period. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of shareholders' equity. The income and expenses of these operations are translated at monthly market exchange rates.

     Foreign currency transaction gains and losses are included in results of operations in the periods in which they occur. The total amount of currency transaction loss recorded in the 1999 statement of operations was $0.2 million (1998 -- gain $1.3 million, 1997 -- loss $0.6 million).

                              MADGE NETWORKS N.V.

Advertising costs

     We account for advertising costs as an expense in the period in which they are incurred. Advertising expenses for 1999 were approximately $1.4 million (1998 - $3.8 million, 1997 - $4.6 million.)

Per share data

     Basic earnings per share is calculated using the weighted average number of common shares outstanding. The diluted EPS is calculated based on the weighted average number of common shares plus the dilutive common shares from the exercise of employee share options. In periods when we report a net loss, diluted EPS is not reported because the effect of potential common shares is anti-dilutive.

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997        1998        1999
                                                              --------    --------    --------
                                                                       (IN THOUSANDS)
Numerator for the basic and diluted earnings per share -
(Net loss) profit.........................................    $(75,972)   $ 35,823    $(40,313)
                                                              --------    --------    --------
Denominator for basic earnings per share -
Weighted average shares...................................      45,085      44,404      40,420
                                                              --------    --------    --------
Effect of dilutive securities-employee stock options......          --         220          --
                                                              --------    --------    --------
Denominator for diluted earnings per share................      45,085      44,624      40,420
                                                              ========    ========    ========
(Loss) profit per share:
Basic.....................................................    $  (1.69)   $   0.81    $  (1.00)
                                                              ========    ========    ========
Diluted...................................................    $  (1.69)   $   0.80    $  (1.00)
                                                              ========    ========    ========

Comprehensive Income (Loss)

     Under SFAS No. 130, "Reporting Comprehensive Income", foreign currency translation adjustments are included in other comprehensive income (loss).

     The following are the components of comprehensive income (loss):

                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                   1999          1998
                                                                ----------    ----------
                                                                     (IN THOUSANDS)
Net (loss) income...........................................     $(40,313)     $ 35,823
Foreign currency translation adjustments....................       (1,712)       (2,450)
                                                                 --------      --------
Other comprehensive (loss) income...........................       (1,712)       (2,450)
                                                                 --------      --------
Total comprehensive (loss) income...........................     $(42,025)     $(33,373)
                                                                 ========      ========

     The components of accumulated other comprehensive loss are as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                                ------------------------
                                                                   1999          1998
                                                                ----------    ----------
                                                                     (IN THOUSANDS)
Cumulative translation adjustments..........................     $ (6,832)     $ (5,120)
                                                                 --------      --------
Total accumulated other comprehensive loss..................     $ (6,832)     $ (5,120)
                                                                 ========      ========

                              MADGE NETWORKS N.V.

     As of December 31, 1999 and 1998, the balance of accumulated other comprehensive income of $6,832,000 and $5,120,000 respectively, was comprised entirely of accumulated foreign currency translation adjustments. No income tax effect has been recorded related to the comprehensive income.

4.   BORROWING ARRANGEMENTS

     We finance working capital in part through a $30.0 million two-year financing arrangement secured by accounts receivable generated by U.K. and U.S. Madge.connect entities. This agreement was entered into in September 1999 and expires in September 2001. We also have a $3.5 million facility that allows borrowing up to an equal compensated cash balance. Amounts outstanding under these arrangements as at December 31, 1999 were $6.3 million and $0.8 million respectively.

5.   RELATED PARTY TRANSACTIONS

     We leased an office property pursuant to a lease that expired on March 5, 1998 from an entity in which a director had a material interest. We paid $121,000 to settle reinstatement and other obligations relating to our withdrawal from the property after termination of the lease.

6.   COMMITMENTS

Capital Lease Obligations and Operating Leases

     In connection with our business combinations, and restructurings, future payments of certain duplicate office leases have been charged to expense as part of the special charges. Such lease payments are also included within the table below. Gross rental expense was $9,019,329 in 1999 (1998 - $9,505,000, 1997 -
$12,923,000). Sublease rental income was $2,310,000 in 1999 (1998 - $2,823,000,
1997 -- $nil).

     Madge's principal operating leases are for office buildings. In most cases, it is expected that the operating leases will be renewed or replaced by other leases in the normal course of business.

     At December 31, 1999, future minimum gross rental payments and sublease rental income under leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

                                                           CAPITAL LEASES      OPERATING LEASES
                                                           --------------    --------------------
                                                                              GROSS     SUB-LEASE
                                                                             RENTALS     RENTALS
                                                                             -------    ---------
                                                                       (IN THOUSANDS)
Year ended December 31,
  2000.................................................       $ 3,717        $ 9,562     $ 2,274
  2001.................................................         2,490          8,954       2,054
  2002.................................................          1307          9,454       2,108
  2003.................................................            --          9,225       2,035
  2004.................................................            --          7,364       2,035
  2005 and thereafter..................................            --         43,504       4,649
                                                              -------        -------     -------
Total..................................................         7,514        $88,063     $15,155
                                                                             =======     =======
  Less amount representing interest....................           653
                                                              -------
  Less current portion of lease obligations............         3,298
                                                              -------
  Long-term portion....................................       $ 3,563
                                                              =======

                              MADGE NETWORKS N.V.

     As of December 31, 1999 the gross amount of assets held under capital leases included in property and equipment, principally fixtures and fittings, was approximately $12,804,000 with accumulated amortization of approximately $5,913,000.

7.  INCOME TAXES

     Significant components of the deferred tax assets at December 31, 1998 and December 31, 1999 were as follows:

                                                                  AS OF DECEMBER 31,
                                                                ----------------------
                                                                  1998         1999
                                                                ---------    ---------
                                                                    (IN THOUSANDS)
Long-term deferred tax assets:
  Difference in tax/book depreciation.......................    $     335    $       0
                                                                ---------    ---------
Total long-term deferred tax assets.........................    $     335    $       0
                                                                =========    =========
Current deferred tax assets:
  Net operating losses......................................       23,066       69,351
  U.S. research and development credits.....................        1,289        1,629
  Inventory provisions......................................           --           --
  Warranty accruals.........................................        1,657        1,717
  State tax and employee benefit accruals...................          567          320
  Allowances for bad debts..................................        1,308        1,998
  Other general provisions, net.............................        8,865        4,833
  Other losses..............................................      150,000           --
                                                                ---------    ---------
Total current deferred tax assets...........................      186,752       79,848
Less valuation allowance for deferred tax assets............     (186,701)     (79,804)
                                                                ---------    ---------
Current deferred tax assets after valuation allowance.......           51           44
                                                                ---------    ---------
Net deferred tax assets.....................................    $     386    $      44
                                                                =========    =========

     At December 31, 1999, we had net operating loss carryforwards of approximately $214.2 million worldwide with various expiration dates in different countries. In addition, we have research and development credits in the United States of approximately $1.6 million that expire in the years 2002 to 2012. For financial reporting purposes, a valuation allowance has been recognized to offset all deferred tax assets related to the carryforwards as it is not certain that the carryforwards will be utilized before their expiration dates.

     For financial reporting purposes, income (loss) before income taxes includes the following components:

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997        1998        1999
                                                              --------    --------    --------
                                                                       (IN THOUSANDS)
United Kingdom............................................    $(19,184)   $(11,737)   $(41,378)
United States.............................................     (15,304)     (4,486)    (18,457)
Israel....................................................     (35,813)    (19,321)         --
Rest of World.............................................      (7,723)     79,678      20,460
                                                              --------    --------    --------
Total.....................................................    $(78,024)   $ 44,134    $(39,375)
                                                              ========    ========    ========

                              MADGE NETWORKS N.V.

     Significant components of the provision (benefit) for income taxes attributable to continuing operations are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997        1998        1999
                                                              --------    --------    --------
                                                                       (IN THOUSANDS)
Current:
  United Kingdom..........................................    $ (7,124)   $   (237)   $   (508)
  United States...........................................      (2,825)         27          --
  Israel..................................................         166        (208)         --
  Rest of World...........................................      (4,604)      3,370       1,111
                                                              --------    --------    --------
  Total current...........................................     (14,387)      2,952         603
                                                              --------    --------    --------
Deferred:
  United Kingdom..........................................       5,494          --         335
  United States...........................................       6,691          --          --
  Israel..................................................          16         184          --
  Rest of World...........................................         134         (51)         --
                                                              --------    --------    --------
  Total deferred..........................................      12,335         133         335
                                                              --------    --------    --------
                                                              $ (2,052)   $  3,085    $    938
                                                              ========    ========    ========

     The following table presents the differences between The Netherlands tax rate and the effective tax rate:

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997        1998        1999
                                                              --------    --------    --------
                                                                       (IN THOUSANDS)
The Netherlands statutory tax rate (benefit)..............      (35.0%)      35.0%      (35.0%)

Utilization of net operating losses.......................        (2.3)      (9.96)     (20.37)
Higher effective rates in other countries.................          --        0.27        0.86
Lower effective rates in other countries..................        (4.5)      (4.35)         --
Losses, not utilized......................................        48.3       40.48       29.42
Non-deductible expenses...................................        (8.5)     (53.51)      27.47
Other-net.................................................        (0.6)         --          --
                                                              --------    --------    --------
Effective tax rate (benefit)..............................       (2.6%)      7.93%       2.38%
                                                              ========    ========    ========

                              MADGE NETWORKS N.V.

8.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities in the balance sheet consist of:

                                                                AS AT DECEMBER 31,
                                                                ------------------
                                                                 1998       1999
                                                                -------    -------
                                                                  (IN THOUSANDS)
Corporate accruals..........................................    $13,865    $10,038
Sales and marketing accruals................................     15,532     13,652
General and administrative accruals.........................      3,744     16,092
Distributors accruals.......................................      1,877      1,756
Warranty accruals...........................................      6,115      6,339
Restructuring and integration accruals......................     29,229     10,627
Other accruals..............................................      1,845      6,925
                                                                -------    -------
                                                                $72,207    $65,429
                                                                =======    =======

9.   SHAREHOLDERS' EQUITY

     We have the following classes of shares in addition to common shares:

        Preferred A shares 1 NLG par value, 2 million shares authorized Preferred B shares 1 NLG par value, 2 million shares authorized

     There were no such shares issued or outstanding at December 31, 1999 or 1998.

     We have no retained earnings under either Netherlands law or U.S. generally accepted accounting principles as of December 31, 1999. In the future, our earnings available for distribution by way of dividends will be determined in accordance with the laws of The Netherlands in the financial statements of the parent company, Madge Networks N.V.

     As of December 31, 1999 the number of common shares outstanding were 40,511,345 compared to 44,251,070 outstanding at December 31, 1998. During 1999 we issued 164,199 common shares under our share option plans and 100,920 under our Employee Share Purchase Plan, and we repurchased 4,004,844 shares under our Share Repurchase Program.

10. SEGMENTAL INFORMATION AND SIGNIFICANT CUSTOMERS

     Our businesses are organized, managed and internally reported as separate services and products segments which are reportable under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The service segment of Madge supplies networking services to businesses, with expertise in IP-enabled networks. The product business segment develops, manufactures and markets networking products. Our services segment established its business in the second half of 1998, and generated its first revenue in the first quarter of 1999. During 1998, the services segment incurred immaterial costs and as a result this segment is included within the "Corporate and Other" results in the table below.

     Lannet, Madge's ethernet division, was disposed of in the third quarter of 1998 and is included as a reconciling item between the results reviewed by the chief operating decision maker and the reported results in the tables below.

                              MADGE NETWORKS N.V.

     We are an integrated enterprise characterized by substantial intersegmental co-operation, cost allocation and inventory transfers. Therefore, management does not represent that these segments, if operated independently, would report the operating income and other financial information shown.

BUSINESS SEGMENT INFORMATION

                                                          YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------------------
                                                                                 ITEMS TO
                                                                                RECONCILE     RESULTS PER
                                  CONNECT    CORPORATE     WEB       TOTAL     TO FINANCIAL    FINANCIAL
                                  PRODUCTS   AND OTHER   SERVICES   COMPANY     STATEMENTS     STATEMENTS
                                  --------   ---------   --------   --------   ------------   ------------
                                                               (IN THOUSANDS)
Net Sales
1999............................  $164,621   $   2,056   $ 29,475   $196,152           --       $196,152
1998............................  $239,330   $   3,026         --   $242,356     $ 59,016       $301,372
1997............................  $274,831   $   2,405         --   $277,236     $106,823       $384,059

Inter-Segment Sales
1999............................  $107,608   $(107,751)  $    143         --           --             --
1998............................  $162,636   $(163,127)        --   $   (491)    $    491             --
1997............................  $385,998   $(437,364)        --   $(51,366)    $ 51,366             --

Special Charges
1999............................  $ (7,565)         --         --   $ (7,565)          --       $ (7,565)
1998............................        --          --         --         --     $(34,837)      $(34,837)
1997............................  $ 48,733          --         --   $ 48,733           --       $ 48,733

Operating Income
1999............................  $(40,733)  $  15,694   $(16,531)  $(41,570)          --       $(41,570)
1998............................  $ 15,508   $  28,902         --   $ 44,410     $ (3,548)      $ 40,862
1997............................  $ 22,646   $ (97,895)        --   $(75,249)    $ (2,806)      $(78,055)

Long-Life Assets
1999............................  $ 13,176   $  60,457   $ 23,277   $ 96,910           --       $ 96,910
1998............................  $ 20,626   $   5,589         --   $ 26,215           --       $ 26,215
1997............................  $ 24,469   $  23,810         --   $ 48,279     $  7,718       $ 55,997

Depreciation and Amortization
1999............................  $  8,841   $   5,445   $  3,453   $ 17,739           --       $ 17,739
1998............................  $ 11,762   $     627         --   $ 12,389        9,841       $ 22,230
1997............................  $ 15,100   $   8,630         --   $ 23,730     $ 14,689       $ 38,419

Additions To Long-Life Assets
1999............................  $  5,174   $  56,428   $ 23,277   $ 84,879           --       $ 84,879
1998............................  $  8,983   $   1,301         --   $ 10,284     $  2,878       $ 13,162
1997............................  $ 12,954   $   9,243         --   $ 22,197     $  4,324       $ 26,521

     The above table is based on management estimates and includes differences to U.S. generally accepted accounting principles, including estimates of costs and allocation of overheads between divisions.

                              MADGE NETWORKS N.V.

GEOGRAPHIC INFORMATION

     Information in the table below is presented on the basis required by SFAS No. 131. We are internally managed by service and product business units, not by geographical area as represented in the table below:

Net sales:

                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1997         1998         1999
                                                          ---------    ---------    ---------
                                                                    (IN THOUSANDS)
United Kingdom sales..................................    $  44,408    $  33,796    $  51,311
United Kingdom intra-group sales......................      259,827      128,835       81,102

Germany sales.........................................       49,523       52,349       44,148
Germany intra-group sales.............................           --           --        2,107

Rest of Europe Sales..................................       98,178       47,564       35,338
Rest of Europe Intra-group sales......................       91,042       16,635        3,939

Americas sales........................................      131,427      101,631       51,104
Americas intra-group sales............................       23,477       13,790       17,746

Israeli sales -- domestic.............................        6,883        3,152           --
Israeli sales -- export...............................       22,323       55,379           --
Israeli intra-group sales.............................       51,366          384           --

Rest of World net of intra-group......................       31,317        7,501       14,251
Eliminations..........................................     (425,712)    (159,644)    (104,894)
                                                          ---------    ---------    ---------
Total.................................................    $ 384,059    $ 301,372    $ 196,152
                                                          =========    =========    =========

Operating income (loss):

                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1997         1998         1999
                                                          ---------    ---------    ---------
                                                                    (IN THOUSANDS)
United Kingdom operations.............................    $ (27,231)   $   7,330    $ (38,446)
Germany operations....................................          625        1,219          489
Rest of Europe operations.............................       (3,615)       1,121       (1,316)
Americas operations...................................      (21,329)      (6,317)     (18,678)
Israeli operations....................................      (36,173)     (15,027)          --
Rest of World.........................................        9,668       52,536       16,381
                                                          ---------    ---------    ---------
Total.................................................    $ (78,055)   $  40,862    $ (41,570)
                                                          =========    =========    =========

                              MADGE NETWORKS N.V.

Total assets:

                                                                    AS OF DECEMBER 31,
                                                             --------------------------------
                                                               1997        1998        1999
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
United Kingdom operations................................    $ 74,051    $ 60,546    $167,501
Germany operations.......................................       8.495       7,287       1,136
Rest of Europe operations................................      35,246       9,451       8,647
Americas operations......................................      45,875      66,860      30,973
Israeli operations.......................................      54,371          --          --
Rest of World............................................      33,711      80,848     (15,759)
                                                             --------    --------    --------
Total....................................................    $251,749    $224,992    $192,498
                                                             ========    ========    ========

11. STOCK BASED BENEFIT PLANS

     We have reserved a total of 14,500,000 common shares, 500,000 common shares and 3,600,000 common shares for issuance under our 1993 Stock Plan, 1993 Directors' Stock Option Plan and 1993 Employee Share Purchase Plan (collectively the "Plans"), respectively. On November 28, 1995 and February 28, 1996, the options outstanding under various Lannet and Teleos stock option plans were assumed by the Plans.

     As of December 31, 1999, options to purchase 5,655,802 common shares were outstanding under the Plans of which options for 2,252,090 common shares were exercisable, and an additional 3,732,792 common shares were available for grant under the Plans. Through December 31, 1999 5,611,406 common shares had been issued upon exercise of options under the Option Plans. Each outstanding option at December 31, 1999 entitled the holder to purchase one common share at an exercise price of between $0.580 and $27.875. Share options are generally granted with an expiration date of seven to ten years from the date of grant and vesting normally occurs over a four-year service period.

     As of December 31, 1999, we had issued 2,535,175 common shares and had 1,064,825 common shares available for future grant under our 1993 Stock Employee Share Purchase Plan.

     We grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly, recognize no compensation expense for stock option grants. We have an Employee Stock Purchase Plan under which eligible employees may designate up to 10% of their cash compensation to be deducted each pay period for the purchase of common shares. Twice each year, common shares are purchased with the employees' payroll deductions for the previous six months at a price per share of 85% of the lesser of the market price of the common shares on the purchase date or the market price on the first day of the offering period. We recognize compensation expense for the 15% discount from market price and recorded expense of $188,000 in 1999 (1998 -- $1,442,000, 1997 -- $637,000).

                              MADGE NETWORKS N.V.

     Share option activity under the Plans and the predecessor plans for each of the three years in the period ended December 31, 1999, was as follows:

                             Option Exercise Price

                                 $ 0.000 -     $4.000 -      $10.000 -                  WEIGHTED AVG.
                                   $4.000       $10.000       $47.880        TOTAL      EXERCISE PRICE
                                 ----------   -----------   -----------   -----------   --------------
Outstanding December 31,
  1996........................      626,534       933,659     6,421,129     7,981,322       $17.9

Granted.......................           --            --            --    10,671,221         7.9
Exercised.....................           --            --            --      (446,331)        2.8
Canceled......................           --            --            --   (10,526,903)       16.4
                                 ----------   -----------   -----------   -----------       -----
Outstanding December 31,
  1997........................      279,364     6,562,553       837,392     7,679,309       $ 6.9

Granted.......................           --            --            --     3,682,667         4.9
Exercised.....................           --            --            --      (226,851)        3.2
Canceled......................           --            --            --    (5,078,105)        7.2
                                 ----------   -----------   -----------   -----------       -----
Outstanding December 31,
  1998........................    1,643,115     4,254,386       159,519     6,057,020       $ 5.6

Granted.......................           --            --            --     2,354,250         3.1
Exercised.....................           --            --            --      (164,199)        3.2
Canceled......................           --            --            --    (2,591,269)        5.3
                                 ----------   -----------   -----------   -----------       -----
Outstanding December 31,
  1999........................    2,805,850     2,838,952        11,000     5,655,802       $ 4.8
                                 ==========   ===========   ===========   ===========       =====
Weighted average remaining
  life........................   8.21 years    5.96 years    1.76 years    7.06 years
Exercisable at December 31,
  1999........................      488,135     1,752,955        11,000     2,252,090

Weighted average exercise
  price of options
  exercisable.................        $3.41         $6.53        $26.26         $6.01

     Companies that continue to apply APB 25 are required to disclose pro forma net income and pro forma earnings per share calculated as if the measurement provisions of SFAS No. 123 had been adopted in their entirety. The pro forma disclosures include the effects of all awards granted in fiscal years 1997, 1998 and 1999. In management's opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options because such models were developed for traded options that have no vesting provisions and are fully transferable. In addition, stock option pricing models require the input of highly subjective assumptions, including the expected future stock price volatility.

     The fair value of options at the date of grant estimated using the Black-Scholes multiple option model contained the following weighted average ten-year assumptions:

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1998        1999
                                                             --------    --------    --------
Expected option term from vest date......................    3 months    3 months    3 months
Risk free interest rate..................................       5.53%       4.83%       6.62%
Volatility...............................................         51%         60%         70%
Dividend yield...........................................           0           0           0

                              MADGE NETWORKS N.V.

     Using the assumptions listed above, share based compensation costs reduced our income or increased the loss on a pro forma basis to those shown below:

                                                                 YEAR ENDED DECEMBER 31,
                                                           -----------------------------------
                                                             1997         1998         1999
                                                           ---------    ---------    ---------
                                                                     (IN THOUSANDS)
Reported income (loss) before income taxes.............    $ (78,024)   $  44,134    $ (39,375)

Pro forma compensation expense from stock options......       28,790        8,044        3,966
Pro forma provision (benefit) for income tax...........       (2,178)       2,522          846
                                                           ---------    ---------    ---------
Pro forma net income (loss)............................    $(104,636)   $  33,568    $ (44,187)
                                                           =========    =========    =========
Pro forma net income (loss) per share..................    $   (2.32)   $    0.75    $   (1.09)
                                                           =========    =========    =========

     Based on the above methodology, the per-share weighted-average fair value of options granted during the years ended December 31, 1997, 1998 and 1999 was $2.98, $2.71 and $1.84, respectively.

12. PENSION PLANS

     We contribute to defined contribution pension plans for the benefit of employees in the United Kingdom. Contributions to the plans are based on employees' salaries. The rate of contribution has been consistent throughout the periods presented. The assets of these plans are held separately from those of Madge in independently administered funds. Contributions are expensed as they become payable. We also maintain a 401(k) retirement savings plan for our full-time U.S. employees. Each participant of the United Kingdom plan may elect to contribute from 1% to 6% of his or her annual compensation to the plan, and we match the employees' compensation up to 6% of the employees' annual compensation. A participant of the U.S. plan may elect to contribute from 1% to 10% of their annual compensation and we match 50% of the employees' contribution to a maximum of 3% of the employee's annual compensation.

     The amount of contributions expensed by us under these pension plans was $1.5 million for the year ended December 31, 1999 (1998 - $1.3 million, 1997 - $3.9 million).

13. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISKS

     Potential concentrations of credit risk to Madge consist principally of short-term cash investments and trade receivables.

     We sell our products and services to customers in diversified industries worldwide and perform on-going credit evaluations of our customers' financial condition and generally requires no collateral. Allowances for potential credit losses are maintained and actual credit losses have been within management's expectation.

     We deposit cash surpluses only with high credit quality banks and institutions. At December 31, 1999 approximately $19,471,000 of cash and cash equivalents was held in bank deposits.

     We typically purchase or sell foreign currencies forward one month to hedge expected currency exposure. Contracts hedging anticipatory transactions matured at the balance sheet date and were rolled over for a further month in appropriate amounts. Gains or losses resulting from the roll over of these contracts are included in the results of operations of the period. At December 31, 1999, we had approximately $49.6 million of forward currency purchases and sales that mature in approximately one month.

                              MADGE NETWORKS N.V.

14. LEGAL PROCEEDINGS

     From time to time Madge and our subsidiaries are involved in disputes relating to claims arising out of its operations in the normal course of business. Among other things, such claims may relate to allegations of patent infringement, employment and related claims and product warranty claims and service claims. If the class action litigation filed in the United States District for the Northern District of California in August 1996 were to be decided against us, our results of operations and financial position could be adversely affected. In spite of this claim, as of the date of filing of this Annual Report, we are not party to any legal proceedings the adverse outcome of which, in management's opinion, individually, or in aggregate, would have a material adverse effect on our financial position.

15. SUBSEQUENT EVENT

     On January 27, 2000 we filed a universal shelf registration statement on Form F-3 with the Securities and Exchange Commission that allowed us to offer and sell, various types of securities including, but not limited to, common shares and debt securities, up to a total value of $30 million. As of March 1, 2000 the issuance of shares was completed with 2,633,900 common shares with an aggregate share value of $29.2 million being issued and sold pursuant to such registration statement.

                          SUPPLEMENTAL FINANCIAL DATA

     Selected unaudited quarterly financial data for the years ended December 31, 1998 and 1999 is as follows:

                                          MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,    TOTAL
                                            1998        1998       1998        1998       1998
                                          ---------   --------   ---------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..............................   $ 90,577    $ 87,296   $ 70,183    $ 53,316   $301,372
Gross profit...........................     43,786      43,908     36,614      29,961    154,269
Special (gain).........................         --          --    (34,837)         --    (34,837)
Extraordinary charge...................         --          --      5,226          --      5,226
Net income.............................   $  3,057    $  2,232   $ 27,840    $  2,694   $ 35,823
Net income per share...................   $   0.07    $   0.05   $   0.61    $   0.08   $   0.80

                                          MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,    TOTAL
                                            1999        1999       1999        1999       1999
                                          ---------   --------   ---------   --------   --------
Net sales..............................   $ 48,813    $ 53,342   $ 42,193    $ 51,804   $196,152
Gross profit...........................   $ 20,914    $ 23,324   $ 16,114    $ 20,253   $ 80,605
Special charge/(gain)..................         --          --   $  1,212    $ (8,777)  $ (7,565)
Net income/(loss)......................   $ (8,478)   $(10,138)  $(16,442)   $ (5,255)  $(40,313)
Net income per share...................   $  (0.20)   $  (0.25)  $  (0.41)   $  (0.14)  $  (1.00)

                                  SCHEDULE II
                              MADGE NETWORKS N.V.
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                             ADDITIONS
                                       BALANCE AT   ---------------------------
                                       BEGINNING    CHARGED TO     CHARGED TO                  BALANCE AT
                                           OF       COSTS AND    OTHER ACCOUNTS                  END OF
DESCRIPTION                              PERIOD      EXPENSES         (A)         DEDUCTIONS     PERIOD
-----------                            ----------   ----------   --------------   ----------   ----------
YEAR ENDED DECEMBER 31, 1997
Allowance for doubtful accounts.....     7,158        8,549           (585)         (8,858)      6,264

YEAR ENDED DECEMBER 31, 1998
Allowance for doubtful accounts.....     6,264        6,597           (865)         (9,392)      2,604

YEAR ENDED DECEMBER 31, 1999
Allowance for doubtful accounts.....     2,604        4,502           (113)         (2,841)      4,152

---------------

(a)  Currency translation adjustments