Form 20-F
period 2000-12-31
MADGE NETWORKS NV
filed 2001-07-12
CIK 1002210

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 20-F

(MARK ONE)

         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE ------- SECURITIES EXCHANGE ACT OF 1934


OR

   X     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
-------  EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                   ---------------------------------------------
OR

         TRANSITION REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT ------- OF 1934
         FOR THE TRANSITION PERIOD FROM               TO
                                       ---------------  ----------------

Commission file number:                       0-21944
                        --------------------------------------------------------

                               MADGE NETWORKS N.V.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 The Netherlands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                Transpolis Schiphol Airport, Polaris Avenue 23,
                       2132 JH Hoofddorp, The Netherlands
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class                    Name of each exchange on which registered
                                                          None
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.
              Common Shares, par value one Dutch Guilder per share
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2000).

        Common Shares, par value one Dutch Guilder per share: 53,928,726
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                              [X]Yes     [ ]No

Indicate by check mark which financial statement item the registrant has elected
to follow.                                             [ ] Item 17  [X] Item 18

                               MADGE NETWORKS N.V.

                                TABLE OF CONTENTS

Forward Looking Statements..................................................................................                2
Introductory Note...........................................................................................                3

PART I                                                                                                                      4
      Item 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.................................                4
      Item 2.         OFFER STATISTICS AND EXPECTED TIMETABLE...............................................                4
      Item 3.         KEY INFORMATION.......................................................................                4
         A.           Selected Financial Data...............................................................                4
         B.           Capitalization and Indebtedness.......................................................                6
         C.           Reasons for the Offer and Use of Proceeds.............................................                6
         D.           Risk Factors..........................................................................                7
      Item 4.         INFORMATION ON OUR COMPANY............................................................               18
         A.           History and Development...............................................................               18
         B.           Business Overview.....................................................................               21
         C.           Organizational Structure..............................................................               36
         D.           Property, Plants & Equipment..........................................................               37
      Item 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................................               38
         A.           Operating Results.....................................................................               39
         B.           Liquidity and Capital Resources.......................................................               46
         C.           Research and Developments, Patents and Licenses, etc..................................               49
         D.           Trend Information.....................................................................               49
      Item 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................................               50
         A.           Directors and Senior Management.......................................................               50
         B.           Compensation..........................................................................               51
         C.           Board Practices.......................................................................               54
         D.           Employees.............................................................................               54
         E.           Share Ownership.......................................................................               55
      Item 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................................               56
         A.           Major Shareholders....................................................................               56
         B.           Related Party Transactions............................................................               57
         C.           Interests of Experts and Counsel......................................................               58
      Item 8.         FINANCIAL INFORMATION.................................................................               58
         A.           Consolidated Statements and Other Financial Information...............................               58
         B.           Significant Changes...................................................................               60
      Item 9.         THE OFFER AND LISTING DETAILS.........................................................               60
         A.           Offering and Listing Details..........................................................               60
         B.           Plan of Distribution..................................................................               60
         C.           Share Price and Market................................................................               60
         D.           Selling Shareholders..................................................................               61
         E.           Dilution..............................................................................               61
         F.           Expense of Issue......................................................................               61
      Item 10.        ADDITIONAL INFORMATION................................................................               61
         A.           Share Capital.........................................................................               61
         B.           Memorandum and Articles of Association................................................               61
         C.           Material Contracts....................................................................               64

         D.           Exchange Controls.....................................................................               67
         E.           Taxation..............................................................................               67
         F.           Dividends and Paying Agents...........................................................               72
         G.           Statement by Experts..................................................................               72
         H.           Documents on Display..................................................................               72
         I.           Subsidiary Information................................................................               72
      Item 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.............................               72
      Item 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES................................               73

      PART II.                                                                                                             73
      Item 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.......................................               73
      Item 14.        MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..............               73

     PART III.                                                                                                             73
      Item 15.        RESERVED..............................................................................               73
      Item 16.        RESERVED..............................................................................               73

      PART IV                                                                                                              74
      Item 17.        FINANCIAL STATEMENTS..................................................................               74
      Item 18.        FINANCIAL STATEMENTS..................................................................               74
      Item 19.        EXHIBITS INDEX........................................................................               74

Signatures..................................................................................................               77

FORWARD LOOKING STATEMENTS

         Our operating results have in the past and may be in the future affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report on Form 20-F express our "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, including those regarding:

- our ability to complete the planned sale of Madge.web's global Trader Voice business by mid July 2001 and to sell some other assets of Madge.web

- the adequacy of our financial resources and our ability to raise additional financing

- events that could reduce the value of our Red-M shareholding or dilute our holding in Red-M

- the success of cost reduction plans in Madge.connect and the corporate functions of the Company

-        the size of markets for our products and services

         Such statements as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties referred to in this Annual Report on Form 20-F under Item 3D "Risk Factors" and elsewhere herein. Actual results, actions or events could differ materially. Risks include, among other factors:

- our inability to complete the planned sale of Madge.web's global Trader Voice business and the fact that if we cannot do this by mid July, we will have to liquidate additional Madge.web legal entities and may have increased difficulty in operating as a going concern

- our inability either to sell the Madge.web's global Trader Voice business and pass on the operational guarantees we entered into in relation to this business or to otherwise mitigate our obligations in relation to guarantees given regarding the Madge.web business

- our inability to maintain our existing sources of capital or raise additional capital we may require and the fact that if we cannot maintain or obtain this funding on commercially reasonable terms we may not be able to continue as a going concern

- our continued dependence upon revenue from Token Ring products for the forseeable future

- the likelihood that our common shares will be delisted from the Nasdaq National Market

-        our ability to reduce our costs in line with our reduced business

- our dependence upon a limited number of suppliers for our Token Ring products

-        intense industry competition

-        rapid or unexpected changes in technologies

         You are urged to carefully consider these factors as well as other information contained within this Annual Report on Form 20-F and in our other periodic reports and documents filed with the Securities and Exchange Commission.

INTRODUCTORY NOTE

         Madge Networks N.V. ("Madge") is a global provider of advanced Internet-centric network services and products, and mission-critical enterprise solutions. Until April 2001, we operated through three subsidiary groups, Madge.connect, Red-M and Madge.web: Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Red-M is a pioneering developer of Bluetooth networking solutions that enable access to a range of voice, video and data from a range of mobile devices. As of April 2001 we no longer own a majority of the voting or equity interests of Red-M. Madge.web was a global provider of rich content applications, content distribution and managed network services. We are seeking purchasers for Madge.web's business and assets. Madge.connect is, therefore, our only continuing operating business.

         In April 2001, we secured additional funding for Red-M as a result of which our share holding fell to 49.6% of the voting rights and 41.6% of the equity, which percentages will decrease further upon the occurrence of various events. From April 12, 2001 Red-M is classified as an associated company and we will no longer receive any direct revenues from Red-M. In accordance with United States generally accepted accounting principles ("U.S. GAAP"), Madge will recognize our allocable percentage of Red-M's net income or loss on our income statement but will only receive cash if Red-M pays a cash dividend or makes a distribution to its shareholders. See Item 4A "History and Development" and Item 4B "Business Overview - Red-M" for additional information on the ownership and operation of Red-M.

         On April 27, 2001, we publicly announced that, after 16 months of seeking additional financing for Madge.web, the Board of Madge Networks decided not to further fund the operations of Madge.web and that we were searching for a purchaser of Madge.web. In order to provide for orderly administration of Madge.web and to further the ability to sell it as a going concern, Madge.web Limited in the United Kingdom and Madge SE Asia Pte Ltd in Singapore were put into Administration and Interim Judicial Management, respectively, in accordance with their local laws in processes broadly similar to Chapter 11 in the United States. Madge Networks has provided limited funding of the administration process for these two entities. On June 12, 2001 we announced that we had signed a letter of intent to sell Madge.web's global Trader Voice business and that we are not likely to be able to sell the rest of the Madge.web business (the Internet Protocol business) as a going concern. Thereafter, we received permission from the Dutch courts for an Insolvent Liquidation of Madge.web B.V., the Dutch registered European sales subsidiary of Madge.web with branches in France, Germany, Italy, Spain and Sweden.

         In accordance with U.S. GAAP, Madge.web is presented as a discontinued business within this Annual Report on Form 20-F and the results for 1998 and 1999 have been reclassified accordingly. See Item 4A "History and Development",
Item 5 "Operating and Financial Review and Prospects" and Note 2 to the financial statements for additional information with respect to the Administration and possible sale of the parts of the Madge.web business.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         NOT APPLICABLE.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         NOT APPLICABLE.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The following selected consolidated financial data is qualified by reference to and should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The statements of operations data set forth below for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 have been derived from the audited consolidated financial statements included elsewhere in this Annual Report, which have been audited by Ernst & Young LLP, independent auditors. The statements of operations data set forth below for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 have been derived from our audited consolidated financial statements not included in this Annual Report.

         This Statement of Operations data includes Lannet Division results to August 27, 1998 inclusive. At that date the Lannet Division was sold. The Madge.web business which commenced business in 1998 is presented as a discontinued business.

STATEMENT OF OPERATIONS DATA:
YEAR ENDED DECEMBER 31,                         1996          1997            1998          1999            2000
 (in thousands, except per share amounts)
 Total sales from continuing operations     $482,101      $384,059       $301,372        $166,677       $125,909
                                            --------      --------       --------        --------       --------
 Total cost of sales from continuing         243,133       201,729        147,103          80,564         66,628
   operations

 Gross profit                                238,968       182,330        154,269          86,113         59,281
 Operating expenses:
 Sales and marketing                         142,227       116,204         80,644          60,896         37,669
 Research and development                     67,326        67,906         47,663          28,809         15,135
 General and administrative                   28,386        27,542         17,042          10,932         10,391
 Special charges (gain)                       27,846        48,733         (34,837)         (7,565)       (2,618)
                                            --------      --------        --------        --------      ---------
 Total operating expenses                    265,785       260,385        110,512          93,072         60,577

 Operating (loss) income from                (26,817)      (78,055)        43,757           (6,959)       (1,296)
   continuing operations
 Net interest income (expense)                 2,266            31          3,272           2,195            (710)
 (Loss) income from continuing               (24,551)      (78,024)        47,029           (4,764)       (2,006)
 operations
  before income taxes

 (Benefit) provision for income taxes         (4,054)       (2,052)         3,085             938            201
 Extraordinary charge                              --           --          5,226              --             --
 (Loss) income from continuing              $(20,497)     $(75,972)       $38,718           $(5,702)     $(2,207)
   operations

 Discontinued operations:
 Loss from operations of discontinued
 business                                          --            --         (2,895)        (34,611)      (107,662)
Loss from discontinued business,
including provision of $2,780 for
operating losses during the sale period.           --            --              --              --       (41,680)
                                            --------      --------         --------       --------       ---------
 Net (loss) income                          $(20,497)     $(75,972)         $35,823       $(40,313)     $(151,549)
                                            ========      ========         ========       ========       =========
Net (loss) income per share from
continuing operations:

 Basic                                        $(0.47)       $(1.69)         $0.87           $(0.14)        $(0.05)
 Diluted                                      $(0.47)       $(1.69)         $0.86           $(0.14)        $(0.05)

 Net (loss) income per share from
discontinued operations:

 Basic                                             --            --         $(0.06)         $(0.86)        $(3.20)
 Diluted                                           --            --         $(0.06)         $(0.86)        $(3.20)

 Net (loss) income per share:

 Basic                                        $(0.47)       $(1.69)         $0.81           $(1.00)        $(3.25)
 Diluted                                      $(0.47)       $(1.69)         $0.80           $(1.00)        $(3.25)
 Shares used in per share calculation
 Basic                                        43,976        45,085         44,404          40,420          46,672
 Diluted                                      43,976        45,085         44,624          40,420          46,672

 BALANCE SHEET DATA (in thousands):
 DECEMBER 31,                                  1996          1997           1998            1999            2000
 Cash and cash equivalents                   $31,590       $62,106       $130,494         $18,417         $18,405
 Working capital (deficiency)                 96,594        77,715         87,393         (29,061)        (55,632)
 Total assets                                294,455       251,749        224,992         192,498         104,339
 Long-term obligations, net of current
 maturities                                    1,673        35,239            899           3,563           1,700
 Shareholders' equity (deficit)             $168,177       $99,596       $116,393         $69,176        $(23,360)
 Common shares                                25,333        25,892         25,182          23,340          29,146
 Working capital (deficiency) of
 discontinued operations                          --            --            (275)        (6,051)        (51,624)
 Total assets of discontinued operations          --            --            301          67,532          17,484

EXCHANGE RATES - US$/GBL                         1996         1997            1998           1999            2000
------------------------                         ----         ----            ----           ----            ----
Average                                       1.5521        1.6386          1.6569          1.6194         1.5274
December 31, 2000                             1.4695
March 31, 2001                                1.4357
June 30, 2001                                 1.4170

SIX MONTH HIGH/LOW                              HIGH           LOW
                                                ----           ---
January 2001                                  1.5108        1.4463
February 2001                                 1.4841        1.4314
March 2001                                    1.4771        1.4154
April 2001                                    1.4507        1.4142
May 2001                                      1.4455        1.4081
June 2001                                     1.4276        1.3684



B.       CAPITALIZATION AND INDEBTEDNESS

         NOT APPLICABLE.

C.       REASONS FOR OFFER AND USE OF PROCEEDS

         NOT APPLICABLE.

D.       RISK FACTORS

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

            RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS

                           RISKS RELATED TO MADGE.WEB

The failure to complete the sale of the global Trader Voice business of Madge.web by the middle of July 2001 and its other assets in a short time period will adversely affect our entire business and could affect our ability to operate as a going concern.

         We have concluded that we will not be able to sell the entire Madge.web business as a going concern. In June 2001, we signed a letter of intent to sell the Madge.web Trader Voice business and hope to complete this sale by mid July. The Administrators appointed to Madge.web's Administration in the United Kingdom, partners of PricewaterhouseCoopers, have been unable to find a purchaser for Madge.web's IP business and other assets as a going concern. While we believe certain customer contracts and associated assets may be sold, Madge.web has ceased to support substantially all of its IP operations. Our ability to mitigate group level operational guarantees given in relation to Madge.web will depend on the final terms of any sale of the Madge.web global Trader Voice business and other assets, which could still leave us with significant liabilities even if we can secure a sale of substantially all of the businesses and assets of Madge.web. In addition, if we cannot complete a sale of the Trader Voice business by the middle of July, we will have to decide whether to provide more funds to the Administrators appointed to Madge.web Limited in the United Kingdom and the Interim Judicial Managers appointed to Madge SE Asia Pte Ltd in Singapore, and whether to put other Madge.web companies into administration (or the local equivalent) or, alternatively, to liquidate some or all of the remaining Madge.web legal entities (as we did with Madge.web B.V. on June 12, 2001). Liquidation would effectively mean we would have no likelihood of transferring our liabilities under those operational guarantees, that Madge Networks has little chance of collecting the bulk of the monies owed to it by the Madge.web group, including the funds given to the Administrators and Interim Judicial Management and that we would be continuing to devote significant financial and operational resources to Madge.web rather than supporting and developing our remaining business. If these circumstances do occur, there would be substantial uncertainty about our ability to continue as a going concern. Therefore, our independent auditors have modified their unqualified opinion on our consolidated financial statements to include an explanatory paragraph related to our ability to continue as a going concern, although the consolidated financial statements do not include any adjustment that result from the outcome of that uncertainty. Please see our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

As time passes, it is more difficult to sell the global Trader Voice business of Madge.web and its other various assets at an acceptable purchase price.

         As time progresses, our ability to collect the receivables due to Madge.web and to continue to receive services from our suppliers of goods and services to Madge.web is deteriorating as Madge.web's negotiating power diminishes and it has ceased to support substantially all of its IP operations. This affects our ability to keep operating the Madge.web global Trader Voice business so that it can be sold to a purchaser as a going concern and at an acceptable price.

Claims against Madge.web by suppliers or customers have been made against Madge Networks.

         As Madge.web Limited, Madge SE Asia Pte Ltd and Madge.web B.V. have been placed, respectively, in Administration, Interim Judicial Management and Insolvent Liquidation, these legal entities cannot pay any debts due to their suppliers and customers. Madge.web has also ceased to support substantially all of its IP operations. As a result, claims have been made, and may be made in the future, against Madge Networks under the terms of operational guarantees given by or contracts entered into by Madge Networks and otherwise. If one or more significant claims are successful, our business and resources will be materially adversely affected.

Madge.web's data centers, points of presence and the networks it relies on are sensitive to harm from human actions and natural disasters. Any resulting disruption could significantly damage Madge.web's business and our ability to sell Madge.web.

         Madge.web's ability to provide reliable service largely depends on the performance and security of its network infrastructure, including points of presence ("PoP's"), network operation centers ("NoC's") and data centers and of the network infrastructure of its bandwidth providers. In addition, Madge.web's customers may store confidential information on its servers. The data centers, points of presence and equipment, the networks used by Madge.web, and its customers' information are subject to damage and unauthorized access from human error, breaches of security, natural disasters, power loss, capacity limitations, software defects, telecommunications failures, intentional acts of vandalism, including computer viruses, and other events and factors that can cause interruptions in service or reduced capacity for its customers, and could potentially jeopardize the security of its customers' information. Despite precautions we have taken and may take in the future, the occurrence of a security breach, a natural disaster, interruption in service or other unanticipated problems could seriously damage Madge.web's business and reputation and may make it difficult to secure a sale of Madge.web's global Trader Voice business or other assets. Such factors could also affect the price we could receive for the sale of any other Madge.web business or assets.

         Madge.web also typically provides its customers with service level agreements. If it does not meet the required service levels, Madge.web may have to provide credits to its customers and could lose repeat business from them, which could significantly reduce its revenues. In addition, although these agreements disclaim Madge.web's liability for any lost profits or other consequential damages, a customer could still bring a lawsuit against it claiming such damages as the result of a problem that the customer may ascribe to Madge.web. There can be no assurance a court would enforce any limitations on Madge.web's liability, and the outcome of any lawsuit would depend on the specific facts of the case and legal and policy considerations beyond its control. If Madge.web do not prevail in any such claim, it could be liable for substantial damage awards. Such damage awards might not be covered by our insurance policy or exceed our liability insurance by significant amounts, both of which would seriously harm Madge.web's business and our ability to sell Madge.web as a going concern.

International regulatory uncertainties could restrict Madge.web's ability to operate and our ability to sell Madge.web's global Trader Voice business.

         Madge.web faces regulatory and market access barriers for its services in various countries resulting from restrictive laws, policies and licensing requirements, in particular with respect to its trader voice connectivity services. Even though all the major markets for Madge.web's services are now open to competition and the regulatory regimes have been streamlined significantly, in some countries, voice services still remain heavily regulated and licenses are still required. It is unclear whether other Madge.web services require a license in the countries in which it currently operates and whether the licenses it does have will be transferable to any purchaser of Madge.web's global Trader Voice business. Some restrictive telecommunications laws and practices give rise to, and may in future give rise to, residual constraints, risks and uncertainties that could affect our ability to sell Madge.web's global Trader Voice business as it may restrict a future purchasers ability to fully develop and market these services.

         In countries where some or all telecommunications services are subject to a monopoly or provided by a few suppliers only, Madge.web may be required to enter into an arrangement with the incumbent public telecommunications organization before providing its services. Compliance issues may exist for certain services in a number of countries. There can be no assurance that Madge.web will be able either to enter into or maintain the requisite commercial agreements in the countries in which it does currently offer its services or will be able to comply with local regulatory requirements at a reasonable cost or at all. The uncertainties surrounding local regulatory requirements and the transferability of the licences held by Madge.web may well deter a purchaser of the Madge.web global Trader Voice business.

                         RISKS RELATED TO MADGE.CONNECT

We will be wholly dependent upon revenue generated by our Token Ring business for the foreseeable future.

         Our revenue has increasingly been derived from the sale and licensing of Token Ring products and technology. We derived approximately 72%, 87% and 88% of our net sales from our Token Ring products for the years ended December 31, 1998, 1999 and 2000, respectively. Thus, we depend upon the continued market acceptance of Token Ring and related technologies. Our total sales of Token Ring adapter cards have declined over the last four years. We saw a dramatic decline in net sales between the first quarter and the second quarter of 2000, from $44.6 million to $25.8 million and although the third quarter's sales were slightly higher at $29.0 million and the fourth quarter's sales were only slightly down, at $26.5 million, we expect Token Ring sales to continue to decline. Following the sale or liquidation of Madge.web and because since April 2001 we hold only an equity investment in Red-M, we will be totally dependent on sales and licensing of Token Ring products and technology for revenues and it is expected that our net sales will continue to decrease. Our net income or loss will also be adversely affected by the results of Red-M at least in the short term because there is no certainty whether Red-M will ever achieve profitability and we may only recognize our allocable portion of the net income or loss of Red-M on our statements of operation.

Loss or modification of Madge.connect relationships with third-party distributors and resellers would harm our operations and sales.

         Substantially all of our Madge.connect sales are fulfilled and distributed world-wide through a network comprised of distributors, value-added resellers and original equipment manufacturers. Our Madge.connect indirect distribution channels vary from country to country. In the United States, the majority of our products are sold through two major national distributors, Ingram Micro, Inc. and Tech Data Corporation, Inc. In Europe, Asia and other markets, we sell our Madge.connect products predominantly through marketing representatives, distributors and resellers. We have undertaken a restructuring of our channel relationships world-wide and substantially reduced the number of channel partners and third party sales agents we deal with directly in order to streamline our business to reflect the declining Token Ring market. Any contracts we have with our channel partners and third party sales agents are typically not long-term. The loss of a distributor or reseller or a sales agent in a particular region could impair our operations in that region. Any resulting declines in sales could decrease revenue. Until alternative distribution channels could be established, if at all, our business would suffer. The loss of a significant number of key sales personnel including sales agents would also affect our ability to manage our distributors and resellers and continue to secure revenue from them, particularly during this period when we are trying to reduce the number of channel partners we deal through.

If we fail to establish or maintain relationships with parties that agree to resell our Madge.connect products on an original equipment manufacturer basis, our revenue will decrease.

         We anticipate that a portion of our future Madge.connect revenue will be derived from sales to customers that integrate our products into their own or resell our products under their own brand names. Therefore, our revenue will be increasingly dependent upon the ability and willingness of these original equipment manufacturers ("OEMs") to promote products that incorporate our products and technology. The ability and willingness by OEMs to do so is based upon a number of factors, including:

- our timely supply of products with the required reliability, functionality, speed and performance at acceptable prices;

- the compatibility of our technology with emerging and changing industry standards and with the products being developed by the potential OEM partners;

-        general industry competition; and

-        overall economic conditions.

         Many of these factors are beyond our control. Additionally, these customers may have profitability or other incentives to promote internal solutions or competing products in lieu of products incorporating our technology. Sales by these customers also could compete with our products, possibly impacting our sales, reducing margins and adversely affecting the marketability of our products. Our inability to promote sales through these manufacturers and provide ongoing support to existing OEM partners could decrease our revenues.

         We may also enter into agreements to obtain products from another manufacturer or manufacturers for resale on a Madge labelled or OEM basis. We are dependent in any such arrangement upon the manufacturer of products to provide us with timely shipments of quality products on a cost-effective basis, and may also depend upon our OEM supplier for technology, intellectual property indemnification, support and other assistance. There is no guarantee that an OEM supplier can or will continue to provide such things on a cost-effective basis or that such relationships will last if our product strategy changes.

We are dependent upon a limited number of product suppliers and subcontractors.

          The chipsets and components used in certain of our Token Ring products are currently available only from a single source or limited sources. For example, the ASIC we have designed that are used in certain of our Token Ring adapter card products are currently available only from NEC Corporation. The nature of the high technology components business is such that the vendors supplying such chips and components are few and it takes time and effort to identify and qualify alternative sources for such components. While our operating results have not, to date, been materially adversely affected by any shortages, we have experienced delays in the receipt of certain of our key components. The inability to obtain sufficient key components as required, or to develop alternative sources as we anticipate could be required in the future, could result in increased costs and delays or reductions in product shipments, which, in turn, could have a material adverse effect on our results of operations. Texas Instruments withdrew its Token Ring components from the market in June 2000. We used a number of the Texas Instruments components and purchased a volume of these components to meet our sales projections through 2001 when these customers will be transitioned to products not using these components from Texas Instruments. Our strategy is also to migrate our customers to the latest Madge technologies (e.g. Smart PCI MK4 adapter and Smart DeskStream switch) reducing our exposure to other component manufacturers, thereby lessening our dependence on certain suppliers.

         Our continued reliance upon third-party manufacturers and suppliers involves several potential risks, including the absence of adequate capacity, manufacturing yields and costs. In the event that a significant subcontract manufacturer or a significant supplier were to become unable or unwilling to continue to manufacture our key products in required volumes, we will be required to identify and qualify acceptable additional sources for our products or to manufacture the products ourselves. The identification and qualification process could lead to delays and additional costs and no assurances can be given that additional sources will become available to us on a timely basis or that we could manufacture such products ourselves on a timely or cost-effective basis. In addition, if any other significant suppliers were to establish a strategic working relationship with one or more of our competitors or were to enter into direct competition with us, our business could be materially adversely affected. We are currently trying to secure alternative sources of supply for our products, moving away from Celestica as our sole subcontract manufacturer. There is a risk that these attempts may not be successful and our business would suffer as a result if there was any disruption in supply of our products or problems with the quality of the products received from our new supplier.

Our products or services may contain defects that may cause us to incur significant costs, divert our attention from our core Madge.connect business and/or result in the loss of customers.

         Information Technology products frequently contain undetected software and hardware defects when first introduced or as new versions are released. Our Madge.connect products are complex and defects may occasionally be found. In addition, such products are often embedded in or deployed in conjunction with customers' products, which incorporate a variety of components produced by third parties. We may on occasion sell products that are manufactured wholly or partly by others and for which we lack resources and familiarity to trouble-shoot effectively. As a result, when problems occur, it may be difficult to identify the source of the problem. If problems are found in our Madge.connect products, we may divert resources to address the problem and may incur significant damages or warranty and repair costs. We may divert the attention of our engineering personnel from product and/or services development and we could face significant market acceptance or customer relation problems or the loss of customers.

         Although the Madge.connect product range is mature, customers report defects from time to time. Because of a loss of research and development staff with the necessary Token Ring product expertise caused by customary attrition, restructuring and personnel movements to Red-M, we may encounter technical issues that we are unable to remedy in a timely fashion. Although Red-M has retained some of our Token Ring Research and Development skills that could be temporarily re-deployed into Madge.connect in order to resolve any technical problems with Madge.connect products, we cannot be assured that any such re-deployment will be possible, timely or effective.

We have outsourced our technical support function for Madge.connect and our customers are now required to pay for support, this could adversely affect our Token Ring sales.

         In April 2000, we began outsourcing our technical support function for our Token Ring products to Vital Networks LLC ("Vital"). Vital agreed to provide our Madge.connect customers with certain measurable levels of support until at least April 2005. This relationship, and Vital's ability to deliver the kind of service Madge.connect had previously been providing directly to its customers, is untested. Our Madge.connect customers will ultimately all be required to pay for the limited range of technical support services that we had provided ourselves free of charge. This may reduce customer satisfaction and could have an adverse impact on our future product revenues. However, as Vital are able to offer a more comprehensive range of services, we believe that customers will, on balance, receive an improved service. Although many customers would prefer to continue with Madge.connect's free service, the chargeable nature of Vital's support services will help to maintain the viability of support for Madge's Token Ring products in the long term, thus helping customers to retain and build upon their investment of Madge Token Ring products. There is a possibility that some customers may decline to pay for support services from Vital, which could have an adverse effect on Token Ring sales, although we do not believe any decline in our Token Ring sales will be attributable directly to our agreement with Vital. If Vital were to cease business or to withdraw its support for Token Ring, sales of our Token Ring products could be adversely affected.

Returns or warranty costs from our Madge.connect business in excess of our budgeted amounts could harm our results of operations.

         The terms of our Madge.connect reseller and distributor relationships subject us to certain risks. we grant some resellers and distributors limited rights to exchange unsold products for new purchases. Although we allow for projected returns, these allowances may not be sufficient in the future to offset future Madge.connect product returns. In addition, we provide price protection to certain of our distributors. a significant decrease in the price of our Madge.connect products, which exceeds the amounts that we have reserved, could have an adverse effect on our operating results. Moreover, we generally provide a limited warranty to users for our adapter cards and a one year warranty on our Token Ring hubs and switches. There can be no assurance that our warranty reserves will be adequate to cover future warranty costs. if any one of these allowances is inadequate, our business could be materially adversely affected.

                             RISKS RELATED TO RED-M

We do not control Red-M and future events will further reduce our holding.

         On April 12, 2001, we secured additional funding for Red-M from outside investors (the "Red-M Investors"). As a result of the funding transactions, as of May 1, 2001, we held 49.6% of the voting rights and 41.6% of the equity in Red-M, the Red-M Investors held 49.6% and 57.8% of the voting and equity rights, respectively, and the management of Red-M held the balance. The Red-M Investors also have the right to convert their non-voting shares into voting shares, thereby possibly acquiring voting control of Red-M, upon the occurrence of certain events, including Red-M failing to meet certain revenue and profit targets, Red-M going into liquidation or administration, a change of control of Madge Networks N.V. or its liquidation or administration and the Madge group of companies competing with Red-M. The employees of Red-M have all been offered an opportunity to purchase shares in Red-M. The effect of all these events together with the fact that all shares issued have certain tag-along, rights of first refusal and pre-emptive rights attached to them and that we, Red-M and the Red-M Investors are seeking further funding from strategic trade investors, mean that our shareholding in Red-M will likely be further diluted over time. There are also certain events, such as the liquidation of Madge Networks N.V., in which we would be required to sell our shares in Red-M to the Red-M Investors, under certain circumstances at a discount to the value at the time.

         We do not have control of the Red-M board or its operations. Of the seven members of the new Red-M board of directors, we have designated two, the Red-M Investors have also designated two, two directors will be independent non-executives nominated by all parties and the chief executive officer of Red-M is the remaining director. It is possible that additional investors in Red-M may also require board representation. In addition, although certain of the officers of Red-M were employed by Madge, their employment arrangements with Madge have terminated as their employment was transferred to Red-M.

         Since April 12, 2000, Red-M is no longer a subsidiary of the Madge group but is classified as an associated company and we will no longer consolidate the results of Red-M in the accounts of Madge Networks. Therefore, in accordance with U.S. GAAP, we will account for Red-M under the equity method and we will recognize our allocable percentage of Red-M's net income or loss on our income statement based upon our holding of the ordinary shares in Red-M, which is currently 100%. We will receive cash only if Red-M makes a cash dividend or distribution to its shareholders generally. Because Red-M is a start-up venture with minimal revenues and projected net losses, we expect the carrying value of our investment on our balance sheet to fall.

The value of our shareholding in Red-M will fluctuate and we may not be able to sell our Red-M shares to realize any value.

         Red-M operates in the largely unproven mobile-Internet marketplace and the success of this business is dependant upon numerous factors including:-

- Bluetooth may not be accepted as the ubiquitous technology for devices communicating over a local wireless connection or may not develop as projected;

- Red-M may not develop revenue generating products from its research and development efforts;

- Red-M may not secure development partners, manufacturing subcontractors, key component suppliers and reseller relationships it will need if it is to become successful;

- Red-M may require additional funding if it does not meet its cash flow projections;

- Red-M's ability to protect its intellectual property and not infringe on the rights of others;

- Red-M's ability to develop products that meet the regulatory and product certification requirements to sell its products, which will be especially complex if Red-M moves into the consumer market, as planned;

- Red-M's ability to agree with original equipment manufacturers to promote products that incorporate Red-M's products and technology;

- Red-M's ability to ensure compatibility and operability of Red-M products with products of other leading vendors, as well as with various personal computer architectures and network operating systems; and

-        Competition in this marketplace.

         If Red-M fails to generate significant revenues, or to become profitable, for the reasons listed above, or any other reason, the fair market value of our shareholding will decline and we may never be able to realize any value from our Red-M shareholding. Our agreement with the Red-M Investors restricts our ability to sell our Red-M shares and may well reduce the value we could realize in any sale of some or all of our interest.

                             GENERAL BUSINESS RISKS

If we are unable to realise sufficient funds from the sale of Madge.web's global Trader Voice business and Madge.web's other assets, we will need more funds and if we are unable to secure them, we may not be able to continue as a going concern.

         We believe that our current liquidity levels and committed financial resources are sufficient to meet the needs of our ongoing operations for at least twelve months from the date of the filing of this Annual Report on Form 20-F. However, our belief is based on the following assumptions, some or all of which may not prove accurate, in which case, we would need to raise money sooner and there would be substantial uncertainty about our ability to continue as a going concern:

- that the sale of Madge.web's Trade Voice business will be completed in the middle of July 2001;

- that funds provided to the Administrators and Interim Judicial Management will be returned to us;

- that we will be able to mitigate substantial liabilities under the operational guarantees that we made on behalf of Madge.web, the maximum value of which we estimate to be approximately $11.8 million for equipment leases and loans, $6.7 million for leasehold improvements (of which $5.0 million is held on deposit against leased assets and is restricted cash) and $2.0 million for property leases;

- that our currently available sources of funding will remain available to us;

- that the further cuts in our overhead and headcount we must make over the next six months will be sufficient to cause Madge.connect together with our corporate function to continue to have positive cashflow in 2001;

- that we will be able to sell the remaining assets of Madge.web and not have to put further entities into liquidation; and

- that we will be able to sell some or all of our Red-M shares at a reasonable price.

         Should further liquidity be required, we would attempt to raise additional funds through working capital financing and other sources of finance such as bank credit, or a further sale of our shares in Red-M, though our ability to sell our shares in Red-M are subject to certain contractual restrictions that could affect our ability to sell and the price that could be obtained for our Red-M shares. We may also attempt to raise additional funds through an equity offering of our shares, but if our common shares are delisted from the Nasdaq National Market, as we expect them to be, this would be difficult to do.

Our difficulty in managing our changing operations and acquisitions has harmed and may continue to harm our business.

         In recent years, we have reorganized our operational and internal reporting structures more than once, including establishing Madge.web in 1999 and Red-M in May 2000, each of which will no longer be a part of the future of Madge, and reducing headcount on several occasions at Madge.connect to better align it with the declining market for Token Ring products. These ongoing restructurings have placed great strain on our operational, management, financial and other resources as well as weakened our ability to retain employees. The expected sale or liquidation of Madge.web will also result in further job cuts in our corporate function, putting increased strain on those individuals who remain.

         We are continually working towards restructuring our Madge.connect group to create a more simplified business model. As a result, a number of sales offices world-wide have been or will be closed or substantially downsized as we have moved to a model of using independent sales agents in countries where it is cost-effective to do so either in addition to, or more often, instead of our own employees. Although we believe the use of sales agents will have a lower commercial risk than retaining a direct Madge presence, there can be no assurance that sales will not suffer. The challenge of managing expenses to changing sources of revenue may lead us to adjust further our business priorities and resource allocation.

We depend upon our international operations, which subject us to currency exchange rate fluctuations and other additional risks.

         We are a global company, with our headquarters and most of our operations based outside the United States. We derived approximately $199.7 million, $145.0 million and $114.8 million, or 66%, 74% and 73% of our total net sales from operations outside of the Americas in the years ended December 31, 1998, 1999 and 2000, respectively. We expect that international sales will continue to represent a majority of our net sales. A significant portion of our transactions are in currencies other than the U.S. dollar, principally the British pound. As a result, we are subject to currency exchange rate fluctuations and the associated difficulty of administering business globally. Fluctuations in the value of foreign currencies cause revenue or other numbers tied to the U.S. dollar to change in comparison with similar numbers in previous periods. Due to the number of currencies involved, the constantly changing currency exposures, and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. These exchange rate fluctuations have in the past and could in the future, distort the results of our operations. As well as exposure to currency fluctuations, we as a multinational business, are subject to the risks associated with the greater difficulty of administering business globally, regulatory requirements and other risks, such as import and export licenses, political and economic instability, overlapping of differing tax structures, trade restrictions and changes in tariff and freight rates.

         At certain points throughout the year we hedge our currency exchange rate exposure by purchasing or selling foreign currencies one month forward. These transactions do not eliminate our foreign currency risks as they involve estimates based on incomplete information. The use of forward contracts is actively reviewed throughout the year and the decision to hedge using these instruments depends upon our view of the foreign exchange market at the time the decision whether or not to hedge was taken. At December 31, 2000, there were no outstanding foreign exchange contracts.

We have experienced fluctuations in operating results and anticipate that these fluctuations will continue.

         We have experienced fluctuations in operating results and anticipate that these fluctuations will continue. Various factors contribute to this uncertainty, including:

-        the timing of our operating expenditures;

-        the size and timing of customer orders;

-        the mix of Madge.connect products sold;

- the mix of distribution channels through which our products and services are sold;

-        the pattern of end-user purchasing cycles;

- the introduction of new products and services by us and our competitors; and

-        general economic conditions.

         Madge.connect ships products to order and generally operates with little backlog, although we experienced some product supply issues that caused a backlog on December 31, 2000 and may do so in the future. A significant portion of our operating expenses are fixed expenditures, based primarily on sales forecasts determined months or years in advance. If net sales do not meet our expectations in any period, our operating results will be adversely affected. Moreover, restructuring expenses have strained and will continue to strain our cash resources.

If we lose the services of our management and other key employees and are unable to recruit high caliber new employees, our results of operations will be harmed and our growth inhibited.

         We depend upon a limited number of members of senior management and other key employees. Loss of the services of key personnel in previous restructurings compromised the efficiency of our operations and there is no assurance that our future restructurings would not have the same effect. Due to the level of technical and management expertise necessary to our industry, we must recruit and retain highly qualified and well-trained personnel. Competition for these employees is intense. If we cannot attract, hire and retain qualified personnel, our business and prospects will suffer.

As is common in the computer networking industry, we are subject to the risk of litigation alleging infringement of third party intellectual property rights.

         We have received letters alleging or implying that our Madge.connect products infringe certain patents of third parties, including a letter from each of Lucent Technologies, Nortel and Hitachi and may receive similar claims in the future. In 1999 we entered into a three year license with IBM whereby we licensed a number of its patents and IBM licensed a number of our Madge.connect patents. There can be no assurance that we will obtain a future license from IBM when this license expires or from any other third party, if required in the future, on commercially acceptable terms. We can similarly give no assurances that third parties will not assert infringement claims against us in the future with respect to current or future Madge.connect products. Any such assertion could require expending significant sums on external advisors fees whether or not the case goes to court, could require the payment of damages, and could require the use of other, more expensive and/or less suitable technology, the development of non-infringing technology or the acquisition of licenses to the technology that is the subject of asserted infringement.

We may not adequately protect our intellectual property, which could increase our costs of sales.

         Our ability to compete successfully depends, in part, on our ability to protect the proprietary technology contained in our products and services. We currently rely on a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect the proprietary rights in Madge.connect products and Madge.web services. We generally enter into confidentiality and/or license agreements with our employees, distributors, customers, suppliers and fellow developers that limit access to and distribution of our proprietary information. Olicom, which sold us its Token Ring business in 1999, has warranted that the intellectual property we acquired from it does not infringe third party rights and has provided us with an indemnity to this effect. We also rely upon a number of third party licenses that Olicom had in order to continue to produce their products. All material licenses have been assigned; however, we have only oral agreements regarding a number of licenses of lesser importance. There can be no assurance that these protections will be adequate to deter misappropriation of our technology or independent third-party development of similar technologies.

                     RISKS RELATED TO OUR CAPITAL STRUCTURE

We expect our common shares to be delisted from the Nasdaq National Market.

         Our common shares trade on the Nasdaq National Market ("Nasdaq"), which has certain compliance requirements for continued listing. One criterion is that a company's net tangible assets are at least $4 million. As at December 31, 2000 and March 31, 2001, Madge did not satisfy this requirement and as of the date of filing of this Form 20-F, we do not believe that our net tangible assets as of June 30, 2001, will satisfy this criterion. In addition, since the minimum closing bid price per share of our common shares has been less than $1.00 for a period of 30 consecutive trading days, our shares may be delisted from the Nasdaq National Market following a 90 day notice period which expires on September 5, 2001 during which the minimum closing bid price must be $1.00 or above per share for a period of 10 consecutive trading days. In either case, we will have the right to file an appeal from the notice of delisting, which will require that we demonstrate how we can remedy the failure to meet the applicable listing criteria. The results of delisting from the Nasdaq National Market are likely to be a reduction in the liquidity of our common shares and a further adverse effect on the trading price of our common shares. Lack of liquidity would also make it more difficult for us to raise capital in the future. If our common shares are delisted, we will attempt to have them available for quotation on the Over-the-counter Bulletin Board governed by the Nasdaq.

Our common share price has been, and is likely to continue to be, volatile and could drop unexpectedly.

         The trading price of our common shares has been volatile and may continue to be volatile in response to the following factors:

-        our inability to sell Madge.web and mitigate related guarantees;

-        the perception of the value of our Red-M share holding;

-        a continuing decline in sales of Token Ring products of Madge.connect;

- quarterly variations in our operating results and our financing efforts;

- announcements of technical innovations, new products or services by us or our competitors;

- investor perception of us, the markets we operate in or the Internet in general;

-        changes in financial estimates by securities analysts; and

-        general economic and market conditions.

         Declines in the market price of our common shares could also materially adversely affect employee morale and retention, our access to capital and other aspects of our business.

If our share price remains volatile, we may become subject to securities litigation, which is expensive and could divert our resources.

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

Our founder continues to exercise control over us and could have interests that differ from shareholders' interests.

         Various trusts established by Robert Madge, our founder and chief executive officer, indirectly owned approximately 53.40% of the outstanding common shares as of March 31, 2001. Therefore, the various trustees, as a group, have the power to control matters submitted for shareholder approval, including the election of directors, proxy contests, acquisitions, tender offers, open market purchase programs or other purchases of common shares that could give our shareholders the opportunity to realize a premium over the then-prevailing market price for their shares. In addition, Mr. Madge personally holds options to purchase common shares, of which options with respect to 1.4% of our outstanding common shares have vested or will vest within 60 days from March 31, 2001.

The pledgee could foreclose upon Madge Networks shares that have been pledged by certain of the trusts established by Robert Madge.

         Of the 28,494,763 shares owned directly or indirectly by trusts established by Mr. Madge, 17,378,000 shares have been pledged to J P Morgan H&Q pursuant to a margin loan agreement by Hartland Holdings Ltd., the registered holder thereof, in respect of an $8 million loan. Under that agreement, as revised, events of default allowing foreclosure on the shares include the failure to pay any installment on the loan when due or if the closing price per common share on the Nasdaq is less than $1.00 per share, as it has been recently. The Company has been advised by Hartland Holdings that JP Morgan H&Q has not indicated that it intends to foreclose on the shares. However, under applicable federal securities laws, JP Morgan H&Q could currently be deemed a beneficial holder of those 17,378,000 shares either separately or together with Hartland Holdings. If JP Morgan H&Q were to foreclose on all of the pledged shares for these or any other event of default, the number and percentage ownership of shares would be 11,945,013 and 21.8%, respectively, for Mr. Madge, and 17,378,000 and 32.1%, respectively, for JP Morgan H&Q. The interests of J P Morgan H&Q could differ from the interests of our general shareholders.

Our charter documents and the laws of The Netherlands could make it more difficult for a third party to acquire us.

         The shareholders have authorised our Management Board to issue preferential shares and common shares for a fixed period of time without further shareholder approval. The issuance of such preferred shares and common shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting shares of Madge Networks N.V.

It may be difficult to enforce a U.S. judgement against us and our executive officers and directors or to serve process on a substantial majority of our executive officers and directors.

Because substantially all of our assets and the assets of our executive officers and directors are located outside the United States, a judgment obtained in the United States against us or any of these individuals may not be collectible within the United States. Furthermore, service of process upon these individuals, most of whom reside outside the United States, may be difficult to obtain. In addition, judgments of U.S. courts, including judgments against us or our executive officers and directors based upon allegations of violations of U.S. federal or state securities laws, may not be enforceable in The Netherlands or elsewhere outside the United States.

ITEM 4.  INFORMATION ON OUR COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Madge Networks N.V. is a public Dutch limited liability company incorporated on April 13, 1993 under the laws of and domiciled in The Netherlands. We are a global provider of advanced Internet-centric network services and products, and mission-critical enterprise solutions. In October 2000, we completed the reorganization of our operations into three subsidiary groups and we operated through these three groups until April 2001:
Madge.connect, Red-M and Madge.web. Madge.connect is a global supplier of Token Ring LAN product solutions, for mission-critical enterprise networks. Red-M is a pioneering developer of Bluetooth networking solutions that enable access to a range of voice, video and data from a range of mobile devices. Madge.web was a global provider of rich content applications, content distribution and managed network services.

         In April 2001 we secured additional funding for Red-M and Red-M became an associate company of Madge Networks instead of a fully consolidated subsidiary company. On April 27, 2001 we announced our plans to seek a buyer for Madge.web and on June 12, 2001 we announced that we had signed a letter of intent with a third party to sell the global Trader Voice business of Madge.web and that the sale of Madge.web's IP business as a going concern is unlikely. Madge.web is consequently accounted for as a discontinued business and is not part of Madge Networks continuing business. Madge.connect is the ongoing operational business of Madge Networks.

         Madge Networks N.V. is the ultimate parent company of each company in the Madge group of companies. The first company in the Madge group, Madge Networks Limited, was incorporated in April 1986. In June 1993 all the shares of Madge Networks Limited were transferred to Madge Networks N.V. and in August 1993 the Company completed an initial public offering on Nasdaq. Throughout this document references to "us", "we", and the "Company" mean Madge Networks N.V. and all its subsidiary companies unless otherwise indicated. Our registered office is at Transpolis Schipol Airport, Polaris Avenue 23, 2132 JH Hoofddorp, The Netherlands, telephone number +31 (23) 5649-123.

         Our Company began as a developer and supplier of Token Ring Adapter cards and quickly expanded in this market place to supply Token Ring hubs and switches. Following two acquisitions we expanded our business to include ethernet switching products (Lannet) and video networking and ISDN products (Teleos) to complement our initial Token Ring product offering.

         In subsequent years, the focus of our business changed as we sold our interest in Lannet and acquired the Token Ring business of Olicom in August 1999 in order to align our product offering in the Token Ring market. Also in 1999, we officially launched Madge.web as our managed network service provider and acquired Gains, an international carrier supplying the financial sector and a subsidiary of Tullett & Tokyo, to give us a head start in developing our Overnet (our private overlay network that bypasses the congestions of the public Internet and incorporates our strategically located network operations centers, data centers and points of presence (PoPs)) to provide a global service to our customers.

         In September 2000, we sold our Video Networking business to Initia, Inc. (formerly YorkTel Acquisition Corporation) ("Initia"), a provider of scalable, multi-service network solutions for video conferencing and distance learning applications, based in New Jersey. This completed the consolidation of the Madge.connect business in Token Ring.

         In May 2000, we launched Red-M as the newest of our three divisions. On April 12, 2001, we secured additional funding for Red-M from Apax Partners Funds, a private equity firm, and Amadeus Capital Partners, a venture capital firm specializing in new technology (collectively, the "Red-M Investors"). The Red-M Investors invested $21.3 million directly in exchange for newly-issued shares of Red-M shares, purchased a portion of our shareholding in Red-M for $8.65 million and agreed either to find other investors to invest up to an additional $5.9 million in Red-M or to make such investment themselves within 18 weeks of the April 12 closing. Red-M also issued additional shares to the Red-M Investors as a fee for their placement services in seeking additional strategic trade investors. The Red-M Investors also agreed to purchase an aggregate of an additional $7.5 million worth of shares in Red-M between January 2002 and April 2002, at Red-M's option, subject to certain conditions including the revenue and profit targets of Red-M being met and there being no material adverse change in the Red-M business or the Bluetooth market. Red-M also granted the Red-M Investors a seven-year option to acquire up to an additional $15 million of shares.

         As a result of these transactions, as of May 1, 2001, we held 49.6% of the voting rights and 41.6% of the equity in Red-M, the Red-M Investors held 49.6% and 57.8% of the voting and equity, respectively, and the management of Red-M held the balance. The Red-M Investors acquired both voting and non-voting shares. The Red-M Investors have the right to convert their non-voting shares into voting shares, thereby probably acquiring voting control of Red-M, upon the occurrence of certain events, including Red-M failing to meet certain revenue and profit targets, Red-M going into liquidation or administration, a change of control of Madge Networks N.V. or its liquidation or administration and the Madge group of companies competing with Red-M. The employees of Red-M have also been offered an opportunity to purchase shares in Red-M. The effect of all these events, together with the fact that all shares issued have certain tag-along, rights of first refusal and pre-emptive rights attached to them and that we, Red-M and the Red-M Investors are seeking further funding from strategic trade investors, mean that our shareholding in Red-M will likely be further diluted over time. There are also certain events, such as the liquidation of Madge Networks N.V. or a change of control of Madge Networks NV., in which we would be required to sell our shares in Red-M to the Red-M Investors, under certain circumstances at a discount to the value at that time.

         We do not have control of the Red-M Board or its operations. Of the seven members of the new Red-M board of directors, we have designated two, the Red-M Investors have also designated two, two directors will be independent non-executives nominated by all parties and the chief executive officer of Red-M is the remaining director. It is possible that additional investors in Red-M may also require board representation. In addition, although certain of the officers of Red-M were formerly employed by Madge, their employment arrangements with Madge have terminated as their employment was transferred to Red-M.

         Since April 12, 2000 Red-M is no longer a subsidiary of the Madge group but is classified as an associated company and we will no longer consolidate the results of Red-M in the financial statements of Madge Networks. In accordance with U.S. GAAP, we will account for Red-M under the equity method and we will recognize our allocable percentage of Red-M's net income or loss on our income statement based upon our holding of the ordinary shares in Red-M which is currently 100%. We will receive cash only if Red-M pays a cash dividend or makes a distribution to its shareholders. Because Red-M is a start-up venture with minimal revenues and projected net losses, we expect the carrying value of our investment on our balance sheet to decrease as well.

         In April 2001, having spent the prior 16 months trying to secure sufficient funding for Madge.web, the Board of Madge Networks decided to withdraw operational funding for Madge.web because further funding was not in the best interests of Madge Networks and its shareholders. As a result, on April 27, 2001 the directors of Madge.web Limited petitioned the court in England to put Madge.web Limited into Administration in accordance with the rules of the English courts, in a process broadly similar to that of Chapter 11 reorganization under the laws of the United States. In a similar vein, on May 15, 2001, the Madge.web entity in Singapore, Madge SE Asia Pte Ltd, was put into Interim Judicial Management by the Singapore High Court. The effect for both these legal entities is to give them the ability to continue to trade with protection from their creditors while a buyer is sought for the entire Madge.web business as a going concern. Partners of PricewaterhouseCoopers ("PwC") in the United Kingdom and in Singapore are charged with the legal responsibility of operating Madge.web Limited and Madge SE Asia Pte Ltd, respectively, as going concerns to maximize the realization of value for its respective creditors. On June 12, 2001, Madge.web B.V., the Dutch registered European sales subsidiary of Madge.web with branches in France, Germany, Italy, Spain and Sweden received permission from the Dutch courts for an Insolvent Liquidation. The court-appointed trustee has begun the process of winding up the branch operations in each of the countries where this entity had operated.

         Also on June 12, 2001 we announced that we signed a letter of intent for the sale of Madge.web's global Trader Voice business. Although we had been working with the Administrators, partners of PwC, to secure a purchaser for Madge.web as a whole, it has become apparent that market conditions will not enable a sale of the entire Madge.web business as a going concern. We hope to conclude the sale of the global Trader Voice business, by the middle of July 2001. The sale, as planned, has the benefit of providing continuity of employment for a significant number of employees, continuity of network supplier relationships and the ongoing provision of services to customers. The sale, as planned, will also mean it is likely that we will be refunded the monies we have provided to the Administrators of Madge.web Limited. The sale agreement is still being negotiated and these terms could change.

         Sale of Madge.web's IP business as a going concern is now unlikely and Madge.web has ceased to support substantially all of its IP operations. We believe we should be able to sell certain customer contracts and associated assets to third parties in order to receive some funds for creditors of the Madge.web group.

         Certain support services such as facilities management, financial accounting and legal services were provided to Madge.connect, Red-M and Madge.web during 2000 by a group services company incorporated in the United Kingdom and also by other companies within the Madge group that are not in the same group as the company to whom the service was being provided.

         For further information concerning our principal capital expenditures, see Item 5B "Liquidity and Capital Resources".

B.       BUSINESS OVERVIEW

OVERVIEW

         Madge Networks N.V. ("Madge") is a global provider of advanced Internet-centric network services and products, and mission-critical enterprise solutions. Until April 2001, we operated through three subsidiary groups:
Madge.connect, Red-M and Madge.web. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Red-M is a pioneering developer of Bluetooth networking solutions that enable access to a range of voice, video and data from a range of mobile devices. As of April 2001 we no longer own a majority of the voting or equity interests of Red-M. Madge.web was a global provider of rich content applications, content distribution and managed network services. We are seeking purchasers for Madge.web's businesses and assets. Madge.connect is, therefore, our only continuing operating business. We will need to make further cuts in our Madge.connect and corporate cost base to maintain the profitability of this business as the revenues continue to decline over time and add further revenue generating activities over which to spread the cost base.

         Our main business centers are located in Milpitas, California and New York City, New York in the United States (for the Americas region), Australia (for Asia-Pacific region), and Wexham Springs in the United Kingdom (for the rest of the world).

MADGE.CONNECT

         Madge.connect is a global supplier of Token Ring local area network products that provide product solutions for customers with mission-critical enterprise networks. For the first three quarters of 2000, Madge.connect also sold a range of video networking products. At the end of September 2000, Madge.connect sold its Video Networking Business to Initia (see "Video Networking Products" below).

TOKEN RING SOLUTIONS

         We provide Token Ring users product solutions for their local area network ("LAN") infrastructure, from the desktop through to the backbone. Our portfolio of Token Ring products and customer base was increased significantly with the acquisition of the Token Ring business of Olicom A/S in August 1999. During 2000 we carried out a review of our Token Ring product portfolio and streamlined our product portfolio to maximize volume efficiency and customer value. This streamlining of our Token Ring product range is continuing into 2001 and will be complete by the end of 2001 when we will have a more focussed product offering.

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

         Our "Smart" product line is a set of high performance, high functionality Token Ring adapters suitable for demanding applications in all Token Ring environments. In addition to the Smart product line (for desktop and mobile computers) we also produce the RapidFire 3140, which is designed as a more cost-effective solution (for 4Mbps or 16Mbps Token Ring) for PC with the PCI bus architecture and the GoCard 3221 for mobile computers (supporting 4Mbps and 16Mbps Token Ring). Our Smart PCI MK4 adapter provides network connection at 4Mbps, 16Mbps or 100Mbps Token Ring (100Mbps Token Ring is sometimes referred to as "HSTR" or "High Speed Token Ring"). Our most recent adapters all use the Ringrunner(TM) family of silicon, which we developed. All adapters operate with our Madge Perspective LAN Tools(TM), a suite of driver and support software that allows users to run the same software suite across desktops, laptops and servers. This allows easier installation and support of Token Ring networks.

         Our Unidriver software will help us with our program of streamlining our product portfolio as this software will enable our customers to more easily migrate between Olicom and Madge branded adapters and between adapters that support different network speeds.

         According to the independent research firm Cahners In-Stat ("In-Stat"), we were second to IBM in world-wide unit shipments for Token Ring adapter card products in 2000 with approximately 41.4% of the Token Ring adapter market share.

Stackable Token Ring Hubs

         We offer hub solutions for the backbone, workgroup and branch office. During 2000, we provided an intelligent Token Ring stackable hub that provides fully automated fault recovery and management capabilities. The product range includes our SmartCAU Plus(TM), SmartLAM(TM) and SmartRAM(TM) products.
The Olicom branded products (the OC3000 family) are very similar to the Madge brand (and other products on the market) but were usually sold by Olicom to different customers from ours.

         The Token Ring Hub market is declining faster than other parts of the Token Ring market, and Madge.connect discontinued manufacture of the Smart range of Token Ring hubs in 2000. Our ongoing strategy for hub customers is the adoption of the Madge Smart DeskStream(TM) product, which replaces the core functionality of a Token Ring hub and offers greater functionality, performance, manageability, security and customer value. We are no longer producing any of the Olicom OC3000 family of hubs;

however we anticipate that we have inventory to last until mid 2001 when we will discontinue the OC3000 family of hubs.

Token Ring Switches

         We have three families of Token Ring switching products, the Smart Ringswitch(TM), the Madge 8600 and the Smart Deskstream. According to In-Stats we had 49.2% of the Token Ring switching market during 2000, ranking us as the clear market leader.

-        Smart Ringswitch(TM) Products

         The Smart Ringswitch family is designed to provide the functionality that was previously addressed by bridges and routers, but at a higher performance level and a lower price. The Smart Ringswitch family offers increased performance of network traffic between workgroup rings and facilitates the centralization of servers into a single location where they are easier to manage and maintain. This product family supports virtual LANs on a per port basis and/or spread across multiple Smart Ringswitches. The switch incorporates a unique method of reducing broadcast traffic, running alongside other traffic control processes, and passes only necessary broadcast traffic to each and every ring. The Smart Ringswitch Plus(TM) product provides comprehensive broadcast control on most Token Ring LAN protocols commonly in use.

         Our Smart Ringswitch product family also offers a choice of connection types, such as 4/16Mbps Token Ring, 100Mbps Token Ring ("HSTR"), DTR (Dedicated Token Ring with full duplex operation allowing the switch to simultaneously send and receive data for increased efficiency), Ethernet and ATM links. The Smart Ringswitch Plus is a modular product, which means customers can add or change its physical characteristics to suit their requirements.

         Our Smart Ringswitch Plus and Smart Ringswitch Express(TM) Token Ring switches are designed to ease congestion on Token Ring backbones. During 2000 a new module was launched for Smart Ringswitch Plus and Smart Ringswitch Express that enabled their connection to Gigabit backbones. This module, the Smart Ringswitch Gigabit Uplink Module, allows customers to take advantage of the benefits of Gigabit based resources while maintaining their existing investments in Token Ring.

         During 2000, Madge introduced the Ethernet module for the Smart Ringswitch Plus and Smart Ringswitch Express. This enables the connection of the Smart Ringswitch to Ethernet-connected resources or workgroups.

         Our Ringrunner family of silicon devices are designed to enable "cut-through" switching for Madge.connect's switch products. "Cut-through" switching allows data to be switched with lower latency delays that can result from "store-and-forward" switching - the alternative to "cut-through" switching. However "cut-through" cannot be used for every switch application.

-        Madge 8600 family

         The Madge 8600 family of switches are resilient, stackable switches used for workgroup or small backbone applications where a more costly device such as Smart Ringswitch is not appropriate. They connect either hubs or individual devices to the network and feature a flexible stacking arrangement to allow customers a choice of configuration. In addition to the products' uplinks (allowing connection to a backbone switch), they provide for the translation between different media types (e.g., Token Ring to Ethernet).

-        Smart DeskStream Products

         Our Smart DeskStream Token Ring Switches have been designed to provide the benefits of full Token Ring switching for direct PC connections. These products offer more bandwidth for each connection, are more secure and more reliable, and are priced comparable to Token Ring hubs. The Switch also enables the connection of the workgroup to the backbone via a higher speed connection. The adoption of switching technology has allowed Token Ring backbones to deliver increased performance and resilience throughout the network and also gives users the ability to add capacity to the network as demand increases and to design a flexible network that meets their needs. By leveraging the power of installed Token Ring network interface cards, each switched desktop connection can benefit from a dedicated 16 Mbps (full-duplex) of bandwidth to each PC, and the capability of a high-speed uplink to the network backbone. This is a significant increase in the bandwidth available to users on conventional, shared-media Token Ring. In addition, dedicated connections can improve both manageability and reliability and therefore reduce support costs.

         Our Smart DeskStream employs high speed, low latency cut-through switching between user ports to deliver wire-speed bandwidth to every desk, optimizing network-application performance. The highly scaleable stacking architecture offers simple, gradual expansion, as additional network connections are required. A variety of connection modules are available to connect Smart DeskStream to other networks, including Token Ring (fiber and copper), and HSTR. The ATM connection module was released during 2000, permitting the connection of the Smart DeskStream to ATM based network resources or backbones. The Ethernet module introduced late in the fourth quarter of 1999 enables connection to Ethernet networks.

         The Smart DeskStream allows workgroups to be instantly upgraded from shared to switched connections without needing re-configuration. It is able to do this because it has auto-speed and media sensing ports and can support both source route and transparent methods of information routing. The Smart DeskStream has allowed Madge.connect to meet our customers' need for a higher performance and a more strategic solution than traditional shared hubs.

ATM BACKBONE PRODUCTS


         Our ATM products are designed to protect our customers' existing investments in Token Ring by allowing them to integrate their Token Ring networks with an ATM backbone. An ATM module is available to link the Ringswitch family of Token Ring switches into an ATM backbone. An ATM uplink for the Smart DeskStream was released during 2000.

         Our Collage(TM) 700 series are a range of high performance ATM backbone switches that are designed to support our LAN emulation software for Token Ring networks at speeds of up to 622 Mbps.

         Our Collage 155 PCI adapter was discontinued during 2000 due to a rapidly falling demand. Sales of ATM products into Token Ring networks are declining and are expected to be a decreasing proportion of our net sales.

GIGABIT NETWORKING PRODUCTS


         Recent industry advances now permit customers to implement a backbone running at Gigabit (1000 Mbps) speed. However such a backbone uses Ethernet, an alternative networking technology to Token Ring, the main disadvantage to a Token Ring user being that a standard gigabit Ethernet network uses smaller 'packets' of data which can often be less efficient for transmitting data. Madge.connect intended to release a Gigabit Backbone switch during 2000 as an OEM from another manufacturer. However this agreement did not materialize. In September 2000 we completed a partnership agreement with Alteon Websystems, a leading manufacturer of Gigabit switches that supported larger "packets" under which we jointly propose our combined product set to our respective customers. This allows us to offer the performance and popularity benefits of Gigabit to our customers, while allowing them to retain the efficiency benefits of their existing Token Ring networks.

         During 2000, Madge.connect announced and released a Gigabit Uplink module, which allows customers with Smart Ringswitch Plus or Smart Ringswitch Express to connect their networks to a standard gigabit Ethernet network.

VIDEO NETWORKING PRODUCTS


         Until September 2000 we sold video networking products. Our video networking products included a family of wide area network, ISDN access switches primarily used for global video communications (AccessSwitch). These products supported more than 40 signalling protocols and are able to consolidate a variety of voice, data and video traffic and dynamically allocate consolidated traffic to a broad range of private and public carriers in a cost-effective manner. Other product ranges included the Madge LAN Video Gateway which enabled organizations of any size to enhance communications through deployment of desktop video conferencing over a local area network and the "Video-In-A-Box," a desktop video conferencing package that allowed our resellers to provide customers with an integrated LAN video conferencing solution.

         In September 2000, Madge.connect sold its Video Networking Business to Initia, Inc. (formerly YorkTel Acquisition Corporation). As part of this agreement, key staff transferred to Initia and Initia agreed to acquire inventory we own to support this business over the following twelve months.

         At the same time, the manufacturing function of the Video Networking Business was sold separately to Freedom Vertical Technologies, Inc ("Freedom"). Subsequent to this sale, we have agreed with Freedom that we would continue to have a direct relationship with Kbyte Hibbing Manufacturing, one of the main component suppliers of the Video Networking business so that Freedom can continue to manufacture the Video Networking products for Initia. However we do not intend to place any more purchase orders for such components once the existing open purchase orders in place have been fully used up which we estimate will be by the end of July 2001.

MARKETING, SALES AND DISTRIBUTION


         We have sales offices or local commission agents in regions with market potential for our products throughout the world. As part of the restructuring of the Madge.connect group that we have undertaken since the start of the fourth quarter of 1999 we have been reducing the number of our sales and marketing personnel although some have become sales agents acting on our behalf and some have been transferred to Red-M. The effect of these changes has been to move Madge.connect to a variable cost base in order to increase profitability. Our restructuring of the Madge.connect group to create a more simplified business model will continue. Further headcount reductions may well be required in Madge.connect as sales continue to decline further.

         Substantially all of our Madge.connect sales are fulfilled and distributed world wide through a network comprised of distributors, value added resellers and original equipment manufacturers. Our indirect distribution channels vary from country to country. In the United States, the majority of our products are sold through two major national distributors, Ingram Micro, Inc. and Tech Data Corporation, Inc. In Europe, Asia and other markets, we sell our products predominately through sales agents, distributors and resellers. As part of the restructuring mentioned above we have undertaken a restructuring of our channel relationships world-wide and substantially reduced the number of channel partners and third party sales agents we deal with directly in order to streamline our business to reflect the declining Token Ring market. For further details of the risks involved with this strategy and in using a distribution channel generally, see Item 3D "Risk Factors". For the year ended December 31, 2000, one distributor, Ingram Micro, a distributor of Madge.connect in the United States, accounted for more than 10% our consolidated net sales from continuing operations. Madge.connect generally operate with little backlog, although we have recently experienced some product supply issues that caused a backlog as at December 31, 2000 and may do so in the future.

         During the latter part of 2001, we intend to release a "Web Exchange Portal" that will enable customers globally to purchase, online over the Internet, Madge.connect Token Ring products from our resellers. Purchase orders will be passed to and fulfilled by the resellers. This will allow Madge.connect to maintain global sales presence despite reductions in the number of channel partners, Madge sales staff and Madge regional offices. We are also concentrating our efforts on updating and monitoring our end user and partner database with a view to marketing more effectively to our end users and putting them in touch with our channel partners for them to acquire products through.

         Our marketing activities include a web site through which we market our products and services. We also have a web site (Madge-on-line) specifically to allow our resellers and distributors to order products via the Internet. We run a variety of marketing campaigns that are designed to attract new Madge customers, communicate with existing customers and partners and to position the benefits of Madge Token Ring products. These marketing activities include postal mailing, electronic communications, channel reward programs, seminars, telemarketing and the production and distribution of sales and technical literature. In addition, we produce a technical information service in newsletter format that provides an update on matters of technical interest to end users of our products. From time to time we also produce "white papers" that deal with broader issues of interest to network managers.

         We derived approximately $199.7 million, $116.3 million and $84.3 million, or 66%, 71% and 67% of our net Madge.connect sales from operations outside of the Americas in fiscal years 1998, 1999 and 2000, respectively. We expect that international sales will continue to represent a majority of our net sales.

END USERS


         Madge.connect products are sold to a diverse range of organizations worldwide, such as Lufthansa Systems GmbH, Visa International, HM Treasury, US Department of Housing and Urban Development, US Social Security Administration, Kreditanstalt fur Wiederaufbau.

CUSTOMER SUPPORT AND SERVICE


         In April 2000 Madge.connect outsourced its technical support function to Vital Networks LLC ("Vital"), a wholly-owned subsidiary of General Data Com Inc. and a leading provider of service and support for converging networks. Under the agreement Vital agreed to provide all our existing and future Madge.connect customers with certain measurable levels of support and training at least until April 2005. Part of the Madge.connect technical support organization and its systems and processes were integrated into Vital's Global LAN support organization, enabling it to enhance and expand the support services offered by Madge.connect. See Item 3D "Risk Factors" for the effects this outsourcing may have on our future revenues.

MANUFACTURING


         Our Madge.connect products are manufactured to our specifications by subcontractors. In September 2000, we sold our manufacturing facilities in Eatontown, New Jersey, where we assembled and tested certain of our video networking products, to Freedom. We expect to meet our future manufacturing requirements by the continued use of subcontract suppliers.

         In 1998 we sold our Irish manufacturing facility to Celestica, which agreed to serve as our subcontract manufacturer for our Token Ring products for five years, the first three years being our sole supplier. This arrangement has resulted in reduced manufacturing expenses and increased operating efficiencies. Celestica remains the significant subcontractor of Madge.connect products although we plan to utilize alternative sources of supply in the future. Some of the ongoing product requirements for the products we acquired from Olicom are currently produced in Thailand by the subcontract manufacturers that Olicom used before we acquired their Token Ring business.

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

         We may from time-to-time manufacture products for resale by customers under the customers own label but the majority of our revenue is from products we have manufactured and resell to our channel partners. For further details on the risks associated with using third party component suppliers and subcontract manufacturers see Item 3D "Risk Factors".

COMPETITION


         Our Madge.connect products compete on the basis of performance, features and price. Other principal competitive factors include product reliability, service, and compatibility with users' network architectures and flexibility of use within a user's networking environment.

         In August 1999, we acquired the Token Ring business of Olicom. Our primary competitor in the market for Token Ring adapter remains IBM. To a much lesser extent, we also compete against 3Com Corporation (3Com) and other smaller providers of adapter cards, such as Xircom, Inc. According to In-Stat, our combined Madge and Olicom world-wide market for Token Ring adapters was 41.3% for the fourth quarter of 1999, second only to IBM's lead position of 49.6 %. Our market share for 2000 was 41.4%.

         In the market for Token Ring hubs, we principally compete with IBM and Nortel Networks Corporation (Nortel), and to a lesser extent to Cabletron Systems, Inc and 3Com. According to estimates by In-Stat, for 2000 we had the third largest world-wide market share for Token Ring hubs.

         In the Token Ring switching market, our primary competitors following our acquisition of Olicom's Token Ring business are Cisco Systems, Inc (Cisco), IBM and Nortel. According to Dell'Oro, we had the largest world-wide market share for Token Ring switches during 2000, 49.2%.

         In the ATM backbone products market, our primary competitors are Fore Systems, a wholly owned subsidiary of Marconi Plc, IBM, Cisco and Nortel. In the ATM adapter card market, our primary competitor is Fore Systems.

         IBM is both a key supplier of Token Ring network products and an established vendor of computer and networking systems, products and services to a substantial number of existing and potential end users of our products. IBM and Cisco dominate the market for networking products and from time to time these companies establish strategic working relationships with independent networking vendors. The selection, on a preferential basis, of one or more of our competitors for such relationships, could materially adversely affect our business. In addition to IBM and Cisco, there exists substantial competition from a number of established communications and computer networking companies, including 3Com, and Nortel, all of which have greater name recognition, more extensive engineering, manufacturing, marketing and distribution capabilities and greater financial, technological and personnel resources than we do. We have also experienced competition from discount providers of Token Ring adapter cards (including brokerage firms) and from other competitive products and technologies, mainly Ethernet. We may also face competition from potential new entrants into our segments of the computer networking industry, many of which have substantially greater resources than we do however, this is unlikely in the Token Ring products sector given the mature state of this market.

         We have experienced intense price competition in our markets, especially for Token Ring adapter cards, and expect this competition to continue. Increased competitive factors could force us to reduce prices further and could adversely affect our market share and results of operations. New product architectures permitting a significantly lower cost structure or significantly better price/performance characteristics could also increase competition in the markets in which we compete. There can be no assurance that we will be able to compete successfully in the future against existing or potential competitors or successfully adapt to changes in the market for our products. An increase in competition would have a material adverse effect on our business and results of operations.

RESEARCH AND DEVELOPMENT


         We have been reducing our research and development in Token Ring over the last two years given the mature nature of the Token Ring market place. In 1998, 1999 and 2000 our research and development expenditure in Madge.connect was $36.0 million, $28.8 million and $8.4 million or approximately 14.8%, 17.3% and 6.6%, respectively, of total net sales of Madge.connect. Our Madge.connect Token Ring research and development effort is primarily focused on existing product lines to remove hardware and software defects, as reported by customers for example, and to a lesser extent on developing new product lines.

         Rapidly changing technology, evolving industry standards and frequent new competitive product introductions characterize the LAN market. Madge.connect's success will depend upon our ability to maintain good working relationships with our existing customers, new customers, OEMs and channel partners and upon maintaining product availability. Another key element of our success will be our ability to ensure continued compatibility and interoperability of our products with products from other leading vendors, as well as with various personal computer architectures and network operating systems. There can be no guarantee we will be able to maintain this compatibility.

DATA PROTECTION RULES


         Data protection rules have been introduced already or are about to be introduced in all our major non-U.S. markets, it is especially prominent in the European Union where the Data Protection Directive (95/46/EU) established a regulatory framework to establish a high level of protection for the privacy of individuals with regard to the processing of personal data and the free movement of this personal data within the European Union. European Union states are free to implement this directive in their own way, which has lead to a diversity of rules across the member states of the European Union and which we expect will make it even more difficult for us to ensure we do not breach these rules. We are continually adapting our operations to ensure we do not fall foul of these rules and other rules governing, e-commerce, databases, electronic signatories, encryption and electronic copyright, but can give no assurance that existing rules or future changes in rules in one or more countries will not impact our business adversely.

RED-M


         Red-M develops and markets Bluetooth networking infrastructure product solutions and its mission is to be the global market leader in Bluetooth network solutions that enable access to personal and business information, the Internet, entertainment, commerce, and data, voice and video communications inside buildings and public concourse from a wide range of electronic appliances and communication devices. Red-M was announced publicly in May 2000 and has already won recognition from the industry for its development efforts. Red-M was a subsidiary of Madge Networks until April 12, 2001 when we obtained venture capital funding, as a result of which Red-M is now an associate company. For further details see Item 4A "History and Development".

         Bluetooth is a short-range wireless technology invented by Ericsson in 1994. According to forecasts by Merrill Lynch published in February 2001, by 2006 there will be 2.2 billion Bluetooth-enabled devices shipped and the installed base will exceed 5.4 billion units. Red-M expects Bluetooth to become the ubiquitous technology for devices communicating over a local wireless connection. The Bluetooth standards are currently being defined by the Bluetooth Special Interest Group, which has over 2,400 of the world's leading companies as members including Microsoft, IBM, Intel, Motorola, Nokia, Ericsson, Toshiba, Lucent, 3Com, Sony and Phillips.

         In October 2000 Red-M announced the world's first integrated Bluetooth network product range for use within a building (the 3000AS Access Server and the 1000AP Access Point). These products provide reliable and secure access to the Internet and intranet from a wide range of mobile devices including laptops, Personal Digital Assistants (PDA's) and mobile phones. The Red-M product family is capable of delivering real business benefits in a range of applications - from airport lounges, retail industry and hotel rooms, to corporate centres and home offices. This will enable wide-scale adoption of mobile commerce across different consumer and business sectors.

THE BLUETOOTH INDUSTRY


         In the future, Red-M believes individuals will have access to personal and business information, the Internet, entertainment, commerce, and data, voice and video communications at any time, any place and anywhere from a variety of electronic devices. Red-M believes access will be provided over broadband wireless networks that liberate individuals from the constraints of cables, and offer flexibility and mobility to users. Inside buildings and public concourses Red-M expects the preferred technology will be Bluetooth, since it will become the ubiquitous wireless technology in electronic appliances and communication devices, and will be the foundation of the new wireless world inside buildings.

         Bluetooth is being built into many electronic devices - 5.4 billion of them by 2006 according to forecasts by Merrill Lynch. These include computers, PDA's, DVD and MP3 players, camcorders etc. With a Bluetooth network in place, all of these devices will have access to the Internet, a local Intranet and any other communication services offered inside the building. Red-M believes the potential is enormous since it will allow everything from electronic cash payment for m-commerce applications through to the distribution of content and entertainment services (e.g., music to an MP3 player) over a Bluetooth infrastructure inside the building.

         Red-M is developing a range of hardware and software products that provides the Bluetooth wireless infrastructure inside a building. As it rolls out product solutions world-wide, Red-M plans to add additional software and services to the portfolio. This will ultimately allow in-building Bluetooth networks to be linked on a world-wide basis and in doing so allow personalized services, information and access wherever an individual enters a Bluetooth enabled building.

RED-M PRODUCTS AND PRODUCT SOLUTION


         On October 16, 2000 Red-M announced its first products: the 3000AS Access Server and the 1000AP Access Point. We believe these were the first commercially shipped Bluetooth networking products in the world. Not only do these products provide a local Bluetooth network inside a building or public concourse, but they also provide access to a local Intranet or public Internet over a Wide Area Network connection. At the core of the product range is Red-M's proprietary Bluetooth Internet Access

Server or "BIAS"(TM) software technology. This software allows a secure, fully managed, Bluetooth network infrastructure to be provided inside a building or public concourse providing a high level of device interconnectivity for a range of Bluetooth-enabled devices. Red-M owns key intellectual property that is at the heart of the BIAS software which it is in the process of patenting. First shipments of these products occurred during November 2000 to third party application developers to enable them to work with Red-M's research and development and marketing personnel to create new applications for its products. No revenue was recognized for 2000 for these first shipments since they were being utilized to prove concepts and to test the products. During the first quarter of 2001 Madge recognized minimal initial revenue from Red-M product sales, however, from April 12, 2001, we will no longer recognize Red-M revenue as we are now only a shareholder.

SALES & MARKETING

         To date, shipments have been primarily to application developers. To facilitate these sales and development opportunities, Red-M has launched the m-dev(TM) program, which provides application developers with product, support and information to develop their applications.

         Red-M envisages selling its products through a channel of system integrators that will provide a complete communications service to their customers, for which Bluetooth and Red-M's products will be an integral part. The system integrators will supply Red-M products along with third party PDAs and the integration services that will be required to link all elements of the Bluetooth network. Red-M has sales and marketing personnel based in the United Kingdom, United States, Germany, South Africa, and the Scandinavia region.

MANUFACTURING


         Red-M is currently establishing relationships with suppliers and subcontractors to produce its products. The products currently produced are of medium complexity in terms of the manufacturing process; however, the test process required to reach the high level of quality and product performance they require, is complex. The manufacturing process is further complicated by the availability of application specific silicon required for these products and the fact that Red-M is still having to make revisions to basic designs because the Bluetooth standards are still being revised and agreed by the Bluetooth Special Interest Group.

CUSTOMERS


         Red-M is currently focusing its development and sales and marketing activities in the vertical markets of airports, hotels and retailers. The acceptance of Bluetooth as a mobile networking technology is in its early stages and it has sold products to application developers to assist with the definition and meeting of the needs of identified customers to service their own customers. Red-M is currently at the test and proof of concept stage with a number of potential customers and anticipates carrying out pilot projects during 2001.

COMPETITION


         There are a number of competing technologies currently being developed in the wireless LAN/Internet space. The main one is 802.11b. This technology is currently being developed by a number of vendors. Bluetooth has a number of advantages over this technology as 802.11b is for laptop PC's only, is not easily adaptable for PDAs, cannot transmit voice and is expected to be more expensive than Bluetooth to implement.

         In the Bluetooth market, Red-M do compete with other suppliers, some of which are much larger than Red-M. However, different companies have concentrated upon different areas of the Bluetooth market and Red-M believe that its differentiator in the marketplace will be its ability to offer solutions across several key areas, i.e. to provide a secure network, voice compatibility and roaming services along with other value added services.

RESEARCH AND DEVELOPMENT


         In 2000, Red-M incurred $6.8 million on research and development. It will face risks to its business if the markets and industry standards for these new Red-M products and services do not develop as expected. The Bluetooth standards are still being defined and it is crucial that Red-M be able able to maintain flexibility in its research and development efforts and to influence the development of applications using its hardware to ensure that its interpretation of the Bluetooth standard adopted. If Red-M's research and development expenditures do not result in revenue-generating products or services, its results of operations would be adversely affected, as would be the value of our Red-M shareholding.

MADGE.WEB


         Madge.web was a global provider of rich content applications, content distribution and managed networks services that assist businesses in maximizing the value of their content assets. Madge.web developed a comprehensive suite of integrated services that addressed the three phases of the rich content life cycle -- digital content creation, digital asset management and digital marketing. We have signed a letter of intent to sell Madge.web's global Trader Voice business. It is unlikely that we will find a buyer for Madge.web's IP business as a going concern and we are trying to sell the other assets of the Madge.web business. We are treating Madge.web as a discontinued business under Accounting Principles Board Opinion No. 30. For further details see Item 4A "History and Development".

SERVICES


         The following describes the services that Madge.web offered as at March 2001. The Managed Private Network service listed below under Digital content creation services forms the global Trader Voice business that we hope to sell by mid July 2001. All other services listed below except for the U.S. based piece of the Managed Hosting Services listed under Digital Asset Management Services have been discontinued.


DIGITAL CONTENT CREATION SERVICES


         Digital content creation services source all content elements, such as video, audio, images, and interactive media, and assemble these elements into final rich content products such as film, music, animation, games, on-line publications and live broadcasts. Madge.web's service offerings in this phase of the rich content life cycle included:

- Source Encoding. Allows customers to encode their rich media content or migrate their more traditional rich media content into formats that can be stored, archived, searched and distributed in conformance with industry standard electronic formats.

- Managed Private Networks. Allows businesses to take advantage of Madge.web's Overnet for mission-critical workflow communications and data exchange applications using a number of protocols and, when using Internet Protocol, or IP, avoiding mixing their packets with those of other customers.

- Secure Data Exchange. Includes managed virtual private networks, or VPNs, for a variety of content creation applications, which operate over Madge.web's Overnet. This service also includes managed firewalls and other security measures, used to protect the integrity and security of the content, and controlled network access to allow customers to securely join the Intranet via remote dial up.

DIGITAL ASSET MANAGEMENT SERVICES


         Digital asset management services manage a customer's library of rich content assets through data storage and archiving, content cataloging and searching, user-access applications, and digital rights tracking and protection. Madge.web's service offerings in this phase of the rich content life cycle included:

- Managed Hosting. Fully managed hosting solutions for controlled access in Intranet and Extranet applications.

- Application Administration and Security. Required for mission-critical Web asset management applications.

DIGITAL MARKETING SERVICES


         Content marketing services enable the online delivery of rich content products to online users and associated e-commerce marketing through the following services:

- Content Distribution. The explosion in demand for complex content such as audio, video, e-commerce and other distributed applications is now raising issues of speed and reliability that expose the inherent limitations of the existing Internet architecture. Madge.web completed the first phase of the deployment of Inktomi technology within its global Overnet architecture to build a broadband enabled Content Distribution Network (CDN) that bypasses the congested public Internet and brings content closer to the end user.

- Streaming Media Broadcast. Services were offered which provided live or playback on-demand streaming of video and audio broadcasting and of special events to multiple users simultaneously.

- Advertising. Internet advertising bureau service offered in alliance with Engage Technologies under the name Engage AdBureau Europe. This service hosts and delivers banner advertisements and other profile-driven content, utilizing the Engage Knowledge profile database.

- Transaction Support. This service, licensed from ClearCommerce Corporation, provided real-time processing of online payment transactions.

- Delivery Formatting. The final formatting of rich content for delivery in appropriate formats for the specific type of online consumption, including streaming media.

- Content Site Hosting. Housed on one or more dedicated servers to provide customers with managed server platforms and associated management of operating systems and hosting software.

MADGE.WEB'S NETWORK


         To deliver high quality, reliable and secure application services, Madge.web operated a private network ("Overnet") that bypasses the public Internet and incorporates strategically located network operation centers, data centers and points of presence (PoPs). The result is a network that had 53 PoPs, network operations centers in Wokingham (United Kingdom) and New York City, data centers in Amsterdam, Frankfurt, London, Paris, Madrid, Milan and New York City and operated in 25 countries.

         Madge.web initially acquired the networking facilities of its Overnet when it acquired Gains in February 1999 and since then had been extending its capabilities by adding data centers and enhancing its architecture by adding sophisticated content distribution of both static and dynamic content. The network has now been substantially downsized as we have been unable to secure a buyer for this part of the Madge.web business.

Content Distribution Network


         Pursuant to a strategic alliance with Inktomi Corporation, Madge.web installed Inktomi caching and content distribution technology in 21 locations in 15 countries world-wide. This network has been discontinued.

STRATEGIC ALLIANCES


         Madge.web had established alliances with Inktomi Corporation, RealNetworks Inc., Magnifi Inc. and Engage Technologies Inc. It is also a co-founder of the Content Bridge Alliance. Where possible we intend to sell or assign these agreements in order to realize some residual value from them.

Inktomi Corporation


         In August 2000, Madge.web announced a strategic technology and marketing alliance with Inktomi Corporation to enhance Madge.web's global private Overnet with content distribution services for the business-to-business market. Inktomi's network cache platform and content distribution technology enabled Madge.web to offer global content distribution services designed specifically for content-intensive industries such as financial services and media.

Content Bridge Alliance


         An important extension to Madge.web's alliance with Inktomi has been the Content Bridge Alliance. Madge.web was a founding member of the Content Bridge alliance in August 2000. Content Bridge and Madge.web announced on January 5, 2001 that they had successfully completed network testing and were preparing to offer the new Content Bridge services to their customers.

         Other initial Content Bridge members include Adero Inc., America Online Inc., Digital Island Inc., Exodus Communications, Inc., Genuity Inc., Inktomi Corporation and Mirror Image Internet, Inc.

RealNetworks Inc.


         In December 1999, Madge.web entered into a five year agreement with RealNetworks to extend Real Broadcast Network, or RBN, services to Europe. The RBN is an Internet broadcast service providing streaming media distribution services on behalf of broadcasters and online content providers.

         Through its agreement with RealNetworks, Madge.web set up the Madge Broadcast Network, an affiliate network and broadcast operations center in Europe that utilizes RealNetworks technology. The MBN went into operations in the second quarter of 2000 and earned initial revenues in the third quarter of 2000.

Magnifi


         In October 2000 Madge.web entered a strategic alliance with Magnifi, a Los Gatos, California-based developer and operator of business-to-business extranet services targeted at the marketing services industry to support the creation and management of their marketing content assets.

         In January 2001, Magnifi and Proctor & Gamble (P&G) announced that they are forming a joint venture, to be called "Emmperative" that will provide other companies with best practice marketing know-how and practical marketing applications and tools via a global technology infrastructure.

         During the fourth quarter of 2000, Madge.web also acquired $2.0 million worth of Series E preferred stock of Magnifi, giving us 623,053 or 8.1% of the fully diluted Series E stock or approximately 1.3% holding of Magnifi's total fully diluted equity as at October 31, 2000. Madge.web's stock will be converted into a right to receive the same number of shares in Emmperative.

Engage Technologies, Inc.


         In May 1999, Madge.web entered into a three year agreement with Engage Technologies, a subsidiary of CMGI. Under this agreement, Madge.web obtained exclusive rights to operate the Engage AdBureau, a turnkey service for the scheduling, targeting, delivery, and reporting of Internet advertising in Europe. In June 1999, Madge.web established the hosting service for Engage AdBureau.


SALES AND MARKETING


         Madge.web's sales strategy combined direct and indirect sales channels for its target markets with an emphasis on direct sales. Primary marketing communications activities for both Madge.web's existing customer base and potential customers included public relations, media advertising, direct response programs, trade shows and its own Web site.

         Madge.web aggressively grew its sales force world-wide in 2000, with a particular focus on Europe and had fully operational and staffed sales offices in Europe in the United Kingdom, Holland, Germany, France, Italy and Spain. Madge.web's direct sales force was also based in the United States, Singapore, Hong Kong and Japan and also covered other markets such as Malaysia and Australia.

         Following the realization that we will be unable to sell the whole of the Madge.web business as a going concern, all the sales offices and datacenters in Europe are being closed and the U.S. and Asian operations have been downsized.

         Madge.web also has an established network of resellers who sell its trader voice service, including Colt, British Telecom and Singapore Telecom and the aim is to transfer these relationships to the purchaser of this part of the business.

CUSTOMERS


         At December 31, 2000, Madge.web had approximately 400 customers under contract, averaging approximately $69,000 in contracted annual revenues per customer (excluding its largest customer, Tullett & Tokyo, a trader voice customer, which is contracted for approximately $10.0 million of annualized revenue). Madge.web customers included financial institutions such as Credit Suisse First Boston, Dresdner Bank, Goldman Sachs, Merrill Lynch and Fiduciary Trust, media companies such as Empty Space, Guardian Media, IPC and Ogilvy & Mather, and other companies such as Autobar, Cicero.com and Invacare. Madge.web entered into customer contracts, typically for one year or more, that provide for either monthly or quarterly payments to be made and as such Madge.web revenue is also subject to fluctuations as customer contracts end, tariff rates change and new contracts are signed.

MADGE.WEB SERVICES REGULATION


         Madge.web holds direct licenses to operate international voice services in the United States under a Federal Communications Commission licence under section 214 of the Communications Act 1934 (a FCC214 licence), and in the United Kingdom we have a licence to provide International Simple Voice Resale services under section 7 of the Telecommunications Act of 1984 (an ISVR licence). In Germany and the Netherlands Madge.web has completed the notification process with the relevant authorities (the RegTP and OPTA respectively) to allow the provision of our full portfolio of services. In Singapore Madge.web holds a Service-Based Operator (SBO) licence needed for its virtual private network and voice services. We will be trying to transfer these licenses to the new purchaser of the global Trader Voice business.

MANAGEMENT OF MADGE.WEB

         During our attempts to secure a purchaser for Madge.web's businesses and assets, the business is being run by Martin Malina, Senior Vice President - Lines of Business; Bob Lindsey, Vice President - Operations; Christopher Semprini, Financial Director and Andrew Gillham - Director of Human Resources. Robert Madge and Christopher Bradley resigned as Chief Executive Officer and Chief Financial Officer of Madge.web, respectively, with effect from April 27, 2001 and will be concentrating their efforts on maximizing the interests of Madge Networks as the major creditor of Madge.web.

INTELLECTUAL PROPERTY


         Our ability to compete successfully depends, in part, on our ability to protect the proprietary technology contained in our products and services. We currently rely on a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect the proprietary rights in Madge.connect products and Madge.web services. We generally enter into confidentiality and/or license agreements with our employees, distributors, customers, suppliers and fellow developers that limits access to and distribution of our proprietary information. Olicom, which sold us its Token Ring business in 1999, has warranted that the intellectual property we acquired from it does not infringe third party rights and has provided us with an indemnity to this effect. We also rely upon a number of third party licenses that Olicom had in order to continue to produce their products. All material licenses have been assigned; however we have only oral agreements regarding a number of licences of lesser importance. In addition, the products Red-M is developing may well be jointly developed with their competitors in this new wireless internet market. Red-M's ability to protect its intellectual property and get rights from others to use its intellectual property will be key to its success in this market.

         There can be no assurance that these protections will be adequate to deter misappropriation of our or Red-M's technology or independent third-party development of similar technologies. As at December 31, 2000 we held 36 patents, 18 of which are in the United States, and have numerous other patent applications pending. These patent registrations and applications relate both to Madge.connect and Red-M products, with the Red-M products being the bulk of the outstanding patent applications. The Red-M applications are owned by that company. There can be no assurance that patents will issue with respect to the pending applications or that any issued patents will be upheld as valid or will prevent the development of competitive products. The laws of some countries do not protect proprietary rights to the same extent as do the laws of the United States and The Netherlands. Moreover, our and Red-M's efforts to enable our respective products to adhere to industry standards can limit the opportunities to provide proprietary features that may be protected. In addition, adherence to industry standards may require licensing the proprietary technology of others. This is particularly relevant to Red-M where it participates in a number of Special Interest Groups that require each party to share its patentable information for the benefit of the whole group.

         As is common in the computer networking industry, we are subject to the risk of litigation alleging infringement of third party intellectual property rights. The risks of such an infringement action is particularly high in emerging markets such as Bluetooth. Red-M, along with the majority of companies operating in this market have made patent applications in an attempt to patent its position and it will take several years for the information about who has patented what to be in the public domain, meaning Red-M could be required to license patents from third parties or re-engineer its product to continue to produce the product portfolio it hopes to have developed by that stage. We have received letters alleging or implying that our Madge.connect products infringe certain patents of third parties, including a letter from each of Lucent Technologies, Nortel and Hitachi and may receive similar claims in the future. In 1999 we entered into a three year license with IBM whereby we licensed a number of its patents and IBM licensed a number of our Madge.connect patents. For further details on the risks involved, see Item 3D "Risk Factors".

MADGE, THE MADGE LOGO, MADGE.CONNECT, MADGE.WEB, RED-M, COLLAGE, MADGE BROADCAST NETWORK, MADGE PERSPECTIVE LAN TOOLS, M-DEV, RED-M BIAS, RINGRUNNER, SMART DESKSTREAM, SMARTCAU PLUS, SMARTLAM, SMARTRAM, SMART RINGSWITCH, SMART RINGSWITCH EXPRESS AND SMART RINGSWITCH PLUS ARE TRADEMARKS, AND IN SOME JURISDICTIONS MAY BE REGISTERED TRADEMARKS, OF MADGE NETWORKS NV OR ASSOCIATED COMPANIES. OTHER TRADEMARKS APPEARING IN THIS DOCUMENT ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

C.       ORGANIZATIONAL STRUCTURE


         Until April 2001, we operated through three subsidiary groups, Madge.connect, Red-M and Madge.web each of which have legal entities in different jurisdictions throughout the world. As at December 31, 2000 all of these legal entities were 100% owned, directly or indirectly, by Madge Networks N.V. except for Madge.web N.V. which was 93% owned by Madge Networks N.V. and 7% owned by Volendam Investeringen N.V. See Item 5 "Operating & Financial Review and Prospects" for further details.


         During April 2001, we sold some of our shares in Red-M (Communications) Limited to the Red-M Investors as well as issued new shares in Red-M to them and to the management of Red-M. As a result of these transactions, as of May 1, 2001, we held 49.6% of the voting rights and 41.6% of the equity in Red-M, the Red-M Investors held 49.6% and 57.8% of the voting and equity, respectively, and the management of Red-M held the balance.


         On April 27, 2001 Madge.web Limited was put into Administration under the rules of the English courts and on May 15, 2001 Madge SE Asia Pte Ltd was put into Interim Judicial Management in Singapore. On June 12, 2001 Madge.web B.V. received permission from the Dutch courts for an Insolvent Liquidation.


The following is a list of the major subsidiaries and associated companies in the Madge group:

BUSINESS             NAME                                       DOMICILE
Madge.connect        Madge.connect Holdings B.V.                The Netherlands
                     Madge Networks Limited                     United Kingdom
                     Madge Networks Inc.                        United States
                     Madge Networks Asia Pacific B.V.           The Netherlands
                     Madge Networks GmbH                        Germany

Corporate            Madge Group Services Limited               United Kingdom
                     Madge Networks AB                          Sweden

Red-M                Red-M (Communications) Limited*            United Kingdom
                     Red-M Inc.                                 United States

Madge.web            Madge.web N.V.                             The Netherlands
                     Madge.web Limited**                        United Kingdom
                     Madge.web Inc.                             United States
                     Madge.web B.V.***                          The Netherlands
                     Madge SE Asia Pte Limited****              Singapore

* after April 12, 2001, became an associate company, not a wholly owned subsidiary. Red-M Inc. is 100% owned by Red-M (Communications) Limited.

**       in Administration

***      in Insolvent Liquidation

****     in Interim Judicial Management

D.       PROPERTY, PLANTS AND EQUIPMENT


         Our registered office in The Netherlands is located in Hoofddorp, and we have more than 30 other offices, datacenters or points of presence (PoPs) around the world.

         Our European headquarters are located in Wexham, England where our we hold the lease on four buildings. These buildings were all leased in December 1996 and the leases will expire in 2021 with an option to terminate in 2011. The four buildings comprise approximately 100,000 square feet, approximately 44,000 square feet of which is subleased for periods that expire in 2003 through 2011. We are in the process of subletting a further approximately 13,000 square feet of this site to Red-M until 2011 with mutual break clause options in 2004 and 2006. These buildings currently house administrative, sales and marketing, the principal research and development facility and operational facilities and incorporate personnel from each of the three groups within the Company and the majority of the corporate personnel. We expect to consolidate our operations into less space than we currently occupy and will be looking to sublet further space in our Wexham Springs site over the coming months.

         Madge.web's European network service and support facilities were located in London, England and Wokingham, Berkshire, England and are comprised of an aggregate of approximately 24,000 square feet. The London premises, which also houses part of Madge.web's administrative facilities, were leased in August 1999, which lease will expire in September 2007. The Wokingham premises were leased in December 1998, and which lease will expire in December 2013 with an option to terminate in June 2009. Both these leases are guaranteed by Madge Networks. Madge.web have entered into a number of leases for buildings to house sales, marketing and support staff as well as its datacenters and PoPs to run the

Madge.web Overnet in mainland Europe. The main European facilities are Madge.web datacenters in Amsterdam, Frankfurt, Madrid, Milan and Paris that are each comprised of approximately 2,000 square feet. None of Madge.web's PoPs exceed 500 square feet.

         Madge.web's U.S. network service and support facilities are located in New York, New York and are comprised of approximately 24,000 square feet. The lease for this facility expires in February 2015 and is guaranteed by Madge Networks.

         We have significantly downsized our Madge.connect operations in the United States by either assigning or subletting a number of leased facilities. Madge.connect's U.S. headquarters are currently located in Milpitas, California and are comprised of approximately 2,600 square feet. The building houses administrative, sales and marketing, service and support and operational activities. The lease for this building expires in 2003.

         The vast majority of Red-M staff are located at our Wexham office in England. Red-M also has a few personnel in offices in Germany, the United States and South Africa that are leased either by Red-M (in the United States and South Africa) or by other parts of the Madge group (in Germany).

         As discussed, we have signed a letter of intent to sell Madge.web's global Trader Voice business and under the agreement, currently envisaged, the purchaser will take on approximately half the Madge.web space leased in London along with the buildings leased by Madge.web in Singapore, Hong Kong. To the extent that we are not able to transfer Madge.web's lease obligations to a purchaser, Madge may retain continuing obligations under the guarantees it has entered into on behalf of Madge.web. Given that we are unlikely to be able to sell Madge.web's IP business as a going concern, other space leased by Madge.web will be surplus to our requirements and we intend to sublet or assign the leases as early as possible to third parties. Also as we scale back our corporate functions we will be trying to minimise our liabilities by subletting or assigning our lease obligations.

         See Notes 4 and 11 of Notes to Consolidated Financial Statements for additional information regarding our properties and related commitments.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         Madge Networks N.V. ("Madge") is a global provider of advanced Internet-centric network services and products, and mission-critical enterprise solutions. Until April 2001, we operated through three subsidiary groups, Madge.connect, Red-M and Madge.web: Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Red-M is a pioneering developer of Bluetooth networking solutions that enable access to a range of voice, video and data from a range of mobile devices. As of April 2001 we no longer own a majority of the voting or equity interests of Red-M. Madge.web was a global provider of rich content applications, content distribution and managed network services. We are seeking purchasers for Madge.web businesses and assets. Madge.connect is, therefore, our only continuing operating business and we will need to make further cuts in our Madge.connect and corporate cost base to maintain the profitability of our business as the revenues reduce over time and add further revenue generating activities over which to spread the cost base.

         In April 2001, we secured additional funding for Red-M as a result of which our share holding fell to 49.6% of the voting rights and 41.6% of the equity, which percentages will decrease further upon the occurrence of various events. From April 12, 2001 Red-M is classified as an associated company and we will no longer receive any direct revenues from Red-M. In accordance with United States generally accepted accounting principles, Madge will recognize our allocable percentage of Red-M's net income or loss on our income statement but will only receive cash if Red-M pays a cash dividend or makes a distribution to its shareholders. See Item 4A "History and Development" and Item 4B "Business Overview - Red-M" for additional information on the ownership and operation of Red-M.

         On April 27, 2001, we publicly announced that, after 16 months of seeking additional financing for Madge.web, the Board of Madge Networks decided not to further fund the operations of Madge.web and that we were searching for a purchaser of Madge.web. In order to provide for orderly administration of Madge.web and to further the ability to sell it as a going concern, Madge.web Limited in the United Kingdom and Madge SE Asia Pte Ltd in Singapore were put into Administration and Interim Judicial Management, respectively, in accordance with their local laws in processes broadly similar to Chapter 11 in the United States. Madge Networks provided limited funding of the administration process for these two entities. On June 12, 2001 we announced that we had signed a letter of intent to sell Madge.web's global Trader Voice business and that we are not likely to be able to sell the rest of the Madge.web business (the Internet Protocol business) as a going concern. Thereafter, we received permission from the Dutch courts for an Insolvent Liquidation of Madge.web B.V., the Dutch registered European sales subsidiary of Madge.web with branches in France, Germany, Italy, Spain and Sweden.

         In accordance with U.S. GAAP, Madge.web is presented as a discontinued business within this Annual Report on Form 20-F and the results for 1998 and 1999 have been reclassified accordingly. See Item 4A "History and Development",
Item 5 "Operating and Financial Review and Prospects" and Note 2 to the financial statements for additional information with respect to the Administration and possible sale of the parts of the Madge.web business.

         As announced in June 2001, our Management Board is developing a strategy and a number of actions to refocus Madge moving forward. These actions include maintain profitability in our remaining operating subsidiary, Madge.connect, through close management of pricing, product costs and overheads; further streamlining our corporate organization; benefiting from any increase in the value of Red-M; planning a senior management re-organization (which may include the appointment of a new Chief Executive Officer) to optimize existing business and resources and to provide new skills and leadership in further value generation; exploring new business opportunities that can leverage our assets and core competencies without significant use of resources; and seeking additional equity funding at an appropriate time when the Company has made progress in developing its value- generation strategy. There can be no assurance that this strategy will be successful.

         The results of Lannet, the Ethernet business we used to own, are consolidated in the financial statements up to the time we sold it August 1998. Results presented in the discussion below for our "continuing" operations include Lannet, unless explicitly stated otherwise. Madge.web is presented as a discontinued business in accordance with Accounting Principles Board Opinion No. 30 and the results for 1998 and 1999 have been reclassified accordingly. Therefore, sales from continuing operations (excluding Lannet, which was sold in 1998), represents revenue earned by Madge.connect. Red-M did not generate any revenues in 2000. Following the securing of funding for Red-M, as from April 12, 2001, Red-M is no longer part of the Madge group but is classed as an associated company and as such its financial results will not be consolidated with those of Madge Networks from that date.





A.       OPERATING RESULTS


         The following table shows the percentage of net sales from continuing operations represented by certain items in our statements of operations related to our continuing operations.

                                                               Year ended December 31,
                                                -----------------------------------------------------
                                                   1998                 1999                  2000
                                                ----------           ----------            ----------
                                                Continuing           Continuing            Continuing
                                                Operations           Operations            Operations
Total net sales                                     100%                100%                  100%
Total cost of sales                                  49                  48                    53
                                                    ----                ----                  ----
Gross profit                                         51                  52                    47
Operating expenses:
Sales and marketing expenses                         26                  37                    30
Research and development expenses                    15                  17                    12
General and administrative expenses                   6                   6                     8
Special (gain)                                      (11)                 (4)                   (2)
                                                    ----                ----                  ----
Total operating expenses                             36                  56                    48
Operating income (loss)                              15                  (4)                   (1)
Net interest income (expense)                         1                   1                    (1)
                                                    ----                ----                  ----
Income (loss) before income taxes                    16                  (3)                   (2)
Benefit (provision) for income taxes                 (1)                 --                    --
Extraordinary charge                                 (2)                 --                    --
                                                    ----                ----                  ----
Income (loss)                                        13%                 (3)%                  (2)%
                                                    ====                ====                  ====


Net Sales


         Total net sales from continuing operations, decreased from $301.4 million in 1998 to $166.7 million in 1999 to $125.9 million in 2000. Net sales from Lannet were $59.0 million (20% of net sales) in 1998. The decrease in net sales in 2000 reflected reduced demand for our products. As expected, we did not recognize any revenue from shipment of Red-M products in the year ended December 31, 2000.

         Net sales from continuing operations in 2000 included video networking products up to the end of September 2000, when the business was sold. Because the market for our Token Ring products (principally adapter cards) is declining, we have been and are continuing to take steps to reduce overheads and streamline the Madge.connect business. Net sales for Madge.connect excluding the video networking business were $115.8 million for 2000 compared to $147.4 million for 1999.

         In 2000, our Novations business was transferred from Madge.web to Madge.connect. The Novation business consists of voice circuits, leased by our customers from British Telecommunications Plc, where the customer and British Telecommunications have agreed to novate to Madge.web. Net sales for 1999 for Madge.connect were reclassified to include the Novations and Public Switched Telephone Networks ("PSTN") contracts totalling $168.8 million.

Gross Profit


         Gross profit from continuing operations increased from 51% of net sales in 1998 to 52% of net sales in 1999 and then decreased to 47% of net sales in 2000. The reduced gross profit margin in 2000 compared with 1999 reflected the continued competitive pricing pressures in Madge.connect.

         Gross profit for Madge.connect for 1999 including the Novations and PSTN business was 51%. Gross profit for Madge.connect excluding the video networking business but including Novations and PSTN was 48% for 2000 compared to 52% for 1999.

Sales and Marketing


         Sales and marketing expenses from continuing operations decreased from $80.6 million in 1998 to $60.9 million in 1999 to $37.7 million in 2000. These expenses represented 26% of net sales in 1998, increasing to 37% of net sales in 1999 and then decreasing to 30% of net sales in 2000. The increase in sales and marketing expenses as a percentage of revenue in 1999 compared to 1998 reflected increased sales and marketing operations associated with the acquisition of the Token Ring business of Olicom. During 2000, we reduced the size of our sales and marketing activities in Madge.connect. Further headcount reduction in Madge.connect may be required in the future as sales for Madge.connect decline further.

Research and Development


         Research and development expenses from continuing operations decreased from $47.7 million in 1998 to $28.8 million in 1999 to $15.1 million in 2000. These expenses represented 15%, 17% and 12% of sales in 1998, 1999 and 2000, respectively. The decline in expenditure reflected our strategy to reduce research and development headcount focussed on the mature Token Ring market and video networking. All of our research and development costs have been expensed as incurred. Of the $15.1 million expense in 2000, $6.8 million related to Red-M.

General and Administrative


         General and administrative expenses from continuing operations decreased from $17.0 million in 1998 to $10.9 million in 1999 to $10.4 million in 2000. These expenses represented 6%, 7% and 8% of net sales in 1998, 1999 and 2000, respectively. General and administrative expenses included amortization of the intangible asset relating to the acquisition of Olicom's Token Ring business in September 1999. In 2000, the inclusion of amortization relating to Olicom ($6.6 million compared with $1.8 million in 1999) together with the expenses incurred in starting Red-M, increased general and administrative expenses in 2000 by $5.6 million. This was offset by a reduction in bad debt expense and by favourable foreign exchange movements, resulting in a net reduction of $0.5 million.

         As a result of the sale or liquidation of Madge.web, we expect to make headcount reductions in our corporate function to enhance the profitability and cash generation of Madge.connect as the remaining operation of Madge.

Special Charges, Gains and Merger-Related Expenses


         In the fourth quarter of 2000 we released a $3.5 million provision, made at the time of the Lannet disposal, for potential associated costs that we now no longer expect to arise.

         During September 2000 we set up a new significant provision to cover the restructuring program that has been put in place. The provision was for $2.0 million to cover the sale of the video networking business to Initia, Inc. The provision covered inventory of $0.7 million, fixed assets of $1.1 million and headcount costs of $0.2 million. This provision was offset by income and various asset/liabilities relating to the video networking business of $1.1 million to give a net charge of $0.9 million.

         In the fourth quarter of 1999, Madge.connect created two separate groups, one focusing on enterprise products (Token Ring and video networking) and the other on new Internet related access products (now called Red-M). The sales and marketing and research and development functions within Madge.connect were also re-organized along these lines and the related costs were reduced, including reductions in the headcount in Madge.connect. A special charge of $6.2 million was taken in the fourth quarter of 1999 relating to this restructuring. Headcount in Madge.connect, including the headcount reduction related to this restructuring, has fallen by 83% since the beginning of the fourth quarter 1999. Some of the headcount removed from Madge.connect was transferred to Red-M. The net reduction was 71%.

         Offset against the charge of $6.2 million described above was a release of reserves taken in relation to the sale of Lannet in the third quarter of 1998. The release of $15 million was a special credit to operating expenses in the fourth quarter of 1999 and was in relation to original estimates for representations and warranties that did not occur. In addition in June 1999, as part of our regular reviews of the provisions originally created as a special charge on the sale of Lannet in the third quarter of 1998, we reversed $4.1 million of the special charge. The reversal related to forecast product returns and professional fees estimated at the time of sale we did not incur.

         During the third quarter of 1999 we incurred special charges of $1.2 million in connection with the acquisition of the Token Ring business of Olicom A/S. The charges consisted of integration costs and legal fees.

         Special charges incurred in the second quarter of 1999 related to the reorganization of operating activities connected with the establishment of the Enterprise Network Products Division (now Madge.connect). The charges consisted of costs relating to facilities of $3.0 million, leasehold costs relating to buildings of $0.6 million and provisions for writing off fixed assets of $0.5 million. Facilities and leasehold costs have and continue to be realized through cash payments whereas fixed assets costs were for non-cash transactions. Planned headcount reductions were provided for previously under provisions made at the time of the sale of Lannet in August 1998.

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

Sale of Madge.web


         On April 27, 2001, one of our Madge.web subsidiary companies, Madge.web Limited, entered into Administration in accordance with the rules of the English courts. On May 15, 2001 another Madge.web subsidiary, Madge SE Asia Pte Ltd entered into Interim Judicial Management by order of the High Court of Singapore. Both processes are broadly similar to that of Chapter 11 reorganization under United States law. Madge Networks has been the principal source of funds for Madge.web's operations to date and although Madge.web has been seeking additional funding, sufficient additional funds have not been secured. We announced our intention to sell the Madge.web business as a going concern in April and have provided initial funding to the Administrators in the United Kingdom and to the Interim Judicial Management in Singapore and the other Madge.web companies to allow them to continue full services to their customers, while a buyer for Madge.web is being sought.

         In June 2001, we announced that we had signed a letter of intent with a third party to sell the global Trader Voice business of Madge.web and that it is unlikely we will be able to sell Madge.web's other business (Internet Protocol) as a going concern. Thereafter, we received permission from the Dutch courts for an Insolvent Liquidation of Madge.web B.V., the Dutch registered European sales subsidiary of Madge.web with branches in France, Germany, Italy, Spain and Sweden.

         In accordance with Accounting Principles Board Opinion No. 30, the Madge.web business is presented as a discontinued business in the financial statements for 2000. Accordingly, the income statements for 1998 and 1999 have been reclassified to reflect the Madge.web operating results as discontinued. In addition, the assets and liabilities of Madge.web at December 31, 2000 have been re-valued in light of this information and presented at the value expected to be realized on the sale of the global Trader Voice business as a going concern and on the sale of other assets of Madge.web. We have also made a provision of $41.7 million against the future expected losses of the business from the balance sheet date to the expected date of sale of the global Trader Voice business and against liabilities which may crystallize on our exit of the Madge.web business which includes operational guarantees given by Madge Networks on behalf of Madge.web that we may be unable to mitigate.

Earnings before interest, tax, depreciation and amortization


         Earnings before interest, tax, depreciation and amortization ("EBITDA") is not a measurement in accordance with United States GAAP. EBITDA is presented as a management tool and is not necessarily comparable to similar measures used by other companies. EBITDA for continuing operations (which includes Madge.connect, Red-M and corporate) for 1998 was $58.0 million or $1.30 per share. This compared to $10.9 million or $0.27 per diluted share for 1999 and $14.6 million or $0.31 per share for 2000.

         EBITDA for Madge.connect for 2000 was $21.8 million compared to $0.6 million for 1999. EBITDA for Madge.connect for 1999 including the Novations and PSTN business was $0.8 million. EBITDA for Madge.connect excluding the video networking business was $21.5 million for 2000 compared with $6.0 million for 1999.

Income Taxes


         Our provision for income taxes as a percentage of pre-tax income from continuing operations (excluding Lannet) has ranged from a net expense of approximately 7% in 1998 to 2% in 1999 to less than 1% in 2000.

         In 1998, the low tax expense was principally the result of no income tax expense from gains in the sales of Lannet and of our Irish manufacturing facility. We also experienced operating losses in certain entities for 1998 that we could not realize for tax purposes.

         The tax expense in 2000 and 1999 was $201,000 and $938,000, respectively, and was principally the result of profits in certain entities against which we were unable to offset losses. We recognized approximately $51,000, $44,000 and $39,000 current deferred tax assets at December 31, 1998, 1999 and 2000, respectively.

Investment in Red-M


         On April 12, 2001 we secured additional funding for Red-M from the Red-M Investors. Madge received $8.65 million in exchange for some of our shares in Red-M and the Red-M Investors also invested a further $21.3 million directly into the Red-M business in exchange for further shares being issued. For further details see Item 4A "History and Development".

         As at May 1, 2001 we held 49.6% of the voting rights and 41.6% of the equity in Red-M. The Red-M Investors held 49.6% and 57.8% of the voting and equity rights respectively, and the management of Red-M held the balance.

Sale of Video Networking


         In September 2000 Madge.connect sold its video networking business to Initia Inc. a provider of scalable, multi-service network solutions for videoconferencing and distance learning applications based in New Jersey. As part of this agreement, key staff transferred to Initia and Initia agreed to acquire inventory we own to support this business over the following twelve months. The sale of this business gave rise to a special charge of $0.9 million, comprised of a $2.0 million provision to cover the restructuring program, offset by income and various assets/liabilities relating to the Video Networking business.

At the same time, the manufacturing function of the video networking business was sold separately to Freedom and our support staff within this business were transferred to them. In order that Freedom can continue to manufacture the video networking products for Initia, we agreed with Freedom that for a period we would continue our direct relationship with Kbyte Hibbing Manufacturing (Hibbings), one of the main component suppliers of the Video Networking business. The components purchased by Madge from Hibbings under this direct relationship are delivered to Freedom and are placed with all the other Madge inventory which has been consigned to Freedom. Initia is obliged to pay Madge for all inventory it uses from this consigned inventory during its operation of the video networking business. We have indicated to Freedom, that we have met all of our existing purchase obligations for long lead time items and that we will not be entering into any new purchase orders once the existing ones in place have been used up and Freedom should enter into a direct relationship with Hibbings which we estimate will be by the end of July 2001.


Alliance with Magnifi


         In October 2000 Madge.web entered a strategic alliance with Magnifi, a Los Gatos, California-based developer and operator of business-to-business extranet services targeted at the marketing services industry. The aim of the alliance was to provide businesses with premium service rich content management solutions to support the creation and management of their marketing content assets.. For further details of this alliance and the new business that Magnifi has formed with Proctor and Gamble see Item 4B "Madge.web - Strategic Alliances".

         During the fourth quarter of 2000, Madge.web also acquired $2.0 million worth of Series E preferred stock of Magnifi, giving us 623,053 or 8.1% of the fully diluted Series E stock or approximately 1.3% holding of Magnifi's total fully diluted equity as at October 31, 2000. As a result of the joint venture between Proctor and Gamble and Magnifi mentioned above in Item 4B "Madge.web - Strategic Alliances", the investment stock will be converted into a right to receive the same number of shares in the joint venture company, Emmperative. The shares are transferable subject to compliance with the Investor Rights Agreement which is intended to ensure compliance with the Securities Acts.

Alliance with Inktomi Corporation


         In August 2000, Madge.web entered into a strategic technology and marketing alliance with Inktomi Corporation, a developer of scalable Internet infrastructure software to allow us to offer certain global content distribution services. For further details of this alliance see Item 4B "Madge.web - Strategic Alliances".

         Inktomi had agreed in August 2000 to purchase $5.0 million worth of shares in Madge.web, subject to certain conditions, following the second round of financing for Madge.web that we were attempting to secure. We were unable to secure this financing by the required end of March deadline and so this agreement lapsed. In March 2001, Inktomi agreed to purchase $5.0 million worth of shares in Madge Networks N.V. instead. These shares are to be purchased by Inktomi following the filing of this Annual Report on Form 20-F at the closing price one day after this Annual Report is filed (with a provision for us to require a resetting of the price if it is less than $1.00, to the price on the fifth day after the filing). The purchase obligation is conditional upon there being no "material adverse change" in our business. Inktomi may argue that the sale or liquidation of Madge.web is a "material adverse change" in our business and refuse to make the investment.

Acquisition of Olicom A/S Token Ring business


         On August 31, 1999, we completed an agreement with Olicom A/S, under which we purchased the intellectual property and the rights to manufacture, sell and develop Olicom's Token Ring product portfolio. The transaction also included Olicom's Token Ring customer base and we hired 55 Olicom employees. The purchase price for the acquisition was $24.5 million, which included an initial payment of $12.3 million, $8.5 million placed in escrow relating to future minimum guaranteed payments to be made over three years based on a percentage of our Token Ring revenues, $2.0 million also placed in escrow, payable on Olicom achieving certain technical support milestones, and $0.7 million related to the assumption of a warranty liability. During 2000, we paid $5.6 million from the escrow of which $3.6 million related to the royalty payments due on our sales and $2.0 million to Olicom for achieving the technical support milestones. We were also committed to purchase certain Olicom Token Ring inventory in the six months following the sale. The agreement, inclusive of $1.2 million of acquisition related expenses, resulted in $24.5 million of specific intangible assets, which are being amortized utilizing a reducing percentage method, which approximates the forecast reduction in Token Ring sales over a three year period. Accumulated amortization as of December 31, 2000 was $13.1 million.

Acquisition of Gains


         On February 5, 1999, we acquired all the outstanding shares of Gains International (C.I.) Limited, Gains Hong Kong Limited and Gains Japan Co. Limited, private companies incorporated in Guernsey, Channel Islands, Hong Kong and Japan, respectively (collectively, "Gains"). Gains is an international carrier supplying the financial sector. The purchase consideration was $46.0 million in cash. After taking into account the cash balances of Gains and capitalized acquisition costs, the net cash outflow was $37.7 million. The acquisition was accounted for under the purchase method, resulting in goodwill of $33.9 million, which was being amortized on a straight line basis over twenty years, and then following a re-evaluation of the value of the Gains business, over ten years. In accordance with Accounting Principles Board Opinion No. 30, the remaining balance of the goodwill has been re-evaluated, and provided against.

Foreign Currency Exchange Rates


         The functional currency of Madge Networks N.V. is the U.S. dollar and a significant portion of net sales are collected in U.S. dollars. A substantial portion of our net sales are also collected in currencies other than the U.S. dollar, principally the British pound, the German mark, the French franc and the euro. Because we have a substantial portion of our operations located outside the United States, principally in the United Kingdom, a significant portion of our manufacturing, logistics, research and development expenses, and general administrative expenses are incurred in British pounds rather than U.S. dollars. Although it is impossible to predict future exchange rate fluctuations between the U.S. dollar and other currencies, it can be anticipated that to the extent the U.S. dollar strengthens or weakens against the British pound, or to a lesser extent other currencies, a substantial portion of our reported net sales, cost of goods sold and operating expenses will be commensurately lower or higher than they would have been with a stable foreign currency relationship. A portion of our operations are effectively hedged by the distributed nature of our world-wide sales and expenses. To the extent that we do not have balanced assets and liabilities in one or more currencies, we can attempt to estimate the exposure. At certain points throughout 2000 we hedged this exposure by purchasing or selling foreign currencies one month forward. These transactions do not eliminate our foreign currency risks as they involve estimates based on incomplete information. The use of forward contracts was actively reviewed throughout the year and the decision to hedge using these instruments depended upon our view of the foreign exchange market at the time the decision whether or not to hedge was taken. At December 31, 2000, there were no outstanding foreign exchange contracts.

         Foreign currency gains or losses are charged to, or offset against, general and administrative expenses. Madge and our subsidiaries periodically record gains and losses from transactions in, and re-measurements of foreign currency balances and accounts denominated in, currencies other than their respective functional currencies. This permits Madge and our subsidiaries to present our financial statements in their respective functional currencies. As a result of these foreign currency transactions and re-measurements, we booked net gains of approximately $1,254,000 in 1998, net losses of $220,000 in 1999, and net gains of $3,136,000 in 2000.

         Madge accounts for foreign currency in accordance with SFAS No. 52, "Foreign Currency Translation". Under this Statement, assets and liabilities of our non-U.S. dollar subsidiaries are translated into U.S. dollars at exchange rates in effect at the close of the period. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of shareholders' equity. The income and expenses of these operations are translated at monthly market exchange rates. As of December 31, 2000, cumulative transaction adjustments decreased shareholders' equity by approximately $13,310,000.

Capital expenditure


         Total capital expenditure for the year ended December 31, 2000 was $52.0 million of which $47.0 million was invested in further developing the Madge.web network infrastructure. Assets acquired by Madge.web during the year included software purchased from Inktomi to enhance the Madge.web Content Distribution Network ($14.5 million), software purchased from RealNetworks for the Madge.web streaming media service ($4.0 million), computer hardware to expand the Overnet ($12.0 million) and customer specific equipment and related monitoring software ($5.0 million). In accordance with Accounting Principles Board Opinion No. 30 we have reviewed the carrying value of our capital expenditure in Madge.web and provided against it, to the extent of the expected return on these assets in the event of the sale of the Madge.web global trader voice business as a going concern and the sale of its other assets.

B.       LIQUIDITY AND CAPITAL RESOURCES


         As at December 31, 2000, we had cash and cash equivalents from continuing operations of $18.4 million and an additional $9.9 million of cash that was restricted. As at March 31, 2001 our estimated, unaudited first quarter results show we had cash and cash equivalents from continuing operations of $8.0 million and an additional $9 million of cash that was restricted. In addition, under our Madge.connect working capital financing arrangement, secured by Madge.connect accounts receivable (for further details see below), we had approximately $8.4 million available as at March 31, 2001.

         During April 2001, we transferred to Red-M cash of $2.7 million to settle inter-company accounts and received $8.65 million from the sale of our Red-M shares. We no longer have any funding commitments to Red-M following the securing of funding for Red-M from the Red-M Investors on April 12, 2001. For further details see Item 3A "History and Development".

         From March 31, 2001 until Madge.web Limited entered administration on April 27, 2001, we had utilized approximately $3.5 million of cash in Madge.web.

         We have provided an aggregate of $6.3 million to the Administrators of Madge.web Limited in the United Kingdom and the Interim Judicial Management in Singapore to operate their respective Madge.web operations while a buyer is sought for the Madge.web business and assets. The Administrators and Interim Judicial Management are also seeking the assistance of the customers and suppliers of Madge.web in continuing to operate the respective businesses. We may be requested to provide further funding to the Administrators and Interim Judicial Management in order to secure the continued operation of Madge.web until a buyer is secured for the various parts of the business or its assets. The decision to advance any additional funding will be based upon the interests of Madge Networks and its shareholders. We also have funding requirements (estimated at $2.8 million as of the date of filing of this Form 20-F) for the

Madge.web entities that are not under any form of insolvency procedure until a buyer is secured or until alternative actions are taken, such as to seek protection from creditors of these entities in a process similar to Chapter 11 proceedings or liquidation.

         We believe that our current liquidity levels and committed financial resources are sufficient to meet the needs of our ongoing operations for at least twelve months from the date of the filing of this Form 20-F. However, our belief is based on the following assumptions, some or all of which may not prove accurate, in which case, we would need to raise money sooner and there would be substantial uncertainty about our ability to continue as a going concern:

- that the sale of Madge.web's Trade Voice business will be completed in the middle of July 2001;

- that funds provided to the Administrators and Interim Judicial Management will be returned to us;

- that we will be able to mitigate substantial liabilities under the operational guarantees that we made on behalf of Madge, the maximum value of which we estimate to be approximately $11.8 million for equipment leases and loans, $6.7 million for leasehold improvements (of which $5.0 million is held on deposit against leased assets and is restricted cash) and $2.0 million for property leases;

- that our currently available sources of funding will remain available to us;

- that the further cuts in our overhead and headcount we must make over the next six months, will be sufficient to cause Madge.connect together with our corporate function to continue to have positive cashflow in 2001;

- that we will be able to sell the remaining assets of Madge.web and not have to put further entities into liquidation; and

- that we will be able to sell some or all of the our Red-M shares at a reasonable price.

         Should further liquidity be required, we would attempt to raise additional funds through working capital financing and other sources of finance such as bank credit, or a further sale of our shares in Red-M, though our ability to sell our shares in Red-M are subject to certain contractual restrictions that could affect our ability to sell and the price that could be obtained for our Red-M shares. We may also attempt to raise additional funds through an equity offering of our shares, but if our common shares are delisted from the Nasdaq National Market, as we expect them to be, this would be difficult to do.

         If we are unable to sell the Madge.web global Trader Voice business and some of its other assets, to transfer the liabilities arising from guarantees entered into by Madge Networks on behalf of Madge.web or to mitigate these liabilities and are unable to raise additional funds as outlined above, there would be substantial uncertainty about our ability to continue as a going concern. Therefore, our independent auditors have modified their unqualified opinion on our consolidated financial statements to include an explanatory paragraph related to our ability to continue as a going concern, although the consolidated financial statements do not include any adjustment that result from the outcome of that uncertainty.

         As outlined above, we had cash and cash equivalents from continuing operations of $18.4 million as at December 31, 2000 and an additional $9.9 million of cash was restricted. Of this restricted cash $4.9 million was held in the Olicom escrow discussed above, and $5.0 million is held on deposit against leased assets for the Madge.web data center in New York City. We paid $5.6 million from the Olicom escrow during 2000, $3.6 million related to royalty payments due on our sales and $2.0 million on Olicom achieving specific technical support milestones. The remaining $4.9 million held in escrow is a minimum payment due on current and future Token Ring sales.

         Our Madge.connect working capital financing arrangement is for a maximum of $30 million, secured by accounts receivable generated by U.K. and U.S. Madge.connect entities. Availability of financing under this facility depends upon the level of receivables for these entities. The arrangement runs for an initial two year period to September 30, 2001 and continues thereafter until terminated by either party giving three months notice. We currently have no intention of giving notice to terminate this agreement. The finance company is able to terminate this agreement immediately if it believes there to have been a material adverse change in our business. We have no indication from it that it intends to terminate this arrangement. There was no balance outstanding under the arrangement as at December 31, 2000. Based on our year end net receivables position, availability under this facility at December 31, 2000 was $10.3 million. Based upon estimated, unaudited results, as at March 31, 2001, availability under this facility was $8.4 million. The amount available to us under this agreement in the future is dependant upon our receivables and indirectly upon Madge.connect future revenue.

         Net cash provided by operating activities for continuing operations for the year ended December 31, 2000 was $5.0 million. The net cash inflow was attributable to the net profit for the period excluding non-cash transactions (such as depreciation and amortization) of $16.4 million, offset by a $11.4 million net decrease in cash from the change in levels of working capital. Net cash used in operating activities for discontinued operations for the year ended December 31, 2000 was $51.3 million. This was due to the net loss for the period excluding non-cash transactions (such as depreciation, amortization and impairment) of $58.8 million offset by a net increase in cash from working capital of $7.5 million.

         Net cash used in investing activities for continuing operations for the year ended December 31, 2000 was $6.0 million, $4.2 million of which related to purchases of property and equipment. Net cash used in investing activities for discontinued operations for the year ended December 31, 2000 was $39.0 million, of which $37.0 million related to expenditure on the build-out of Madge.web's infrastructure, including the Content Distribution Network.

         Net cash provided by financing activities for continuing operations for the year ended December 31, 2000 was $56.6 million. Cash inflow was attributable to the issue of common shares of $35.7 million and $29.7 million received from Volendam Investeringen N.V. for the issue of shares in Madge Networks N.V. These cash inflows were offset by outflows on short-term loans of $7.1 million and a $1.7 million repayment of capital leases. During January and February 2000, we raised approximately $29.9 million from the sale of common shares through a public offering of 2,663,900 common shares. We sold these shares for prices ranging from $10.50 to $13.63, our expenses were approximately $0.7 million and our net proceeds approximately $29.2 million. A further $30.0 million was raised by selling 9,411,763 shares in Madge Networks N.V. to Volendam Investeringen N.V. ("Volendam") a private investment company sponsored by our Chairman and Chief Executive Officer, Robert Madge, at a price of $3.1875 per share in three tranches during July, August and September 2000 for net proceeds of $29.7 million.

         Net cash provided by financing activities for discontinued operations for the year ended December 31, 2000 was $34.7 million. This was due mainly to the issue of Class B Preferred shares of Madge.web N.V. to Volendam of $29.8 million (see below for further details). Proceeds from leases was $6.9 million, from short term loans was $1.4 million and from long term debt was $2.5 million. Repayment of leases was $4.4 million and repayment of long term debt was $1.5 million. The net proceeds of $29.8 million raised from the issue of 933,870 Class B Preferred shares in Madge.web NV to Volendam resulted from an option granted to Madge.web in July 2000 and called in December 2000. In September 2000 Madge.web entered into a loan agreement with Volendam whereby they agreed to loan Madge.web up to $30.0 million. When the Madge.web N.V. Class B Preferred Shares were issued to Volendam on January 26, 2001, Volendam effectively waived the repayment of the principal amount of the loan we had drawn down at the time ($28.0 million) and paid the final $2.0 million due. Volendam were entitled to offset these terms under the Loan Agreement. Madge.web agreed to pay Volendam interest on the monies whilst they were outstanding at a margin over LIBOR.

         We did not generate cash from operations in either the year ended December 31, 1999 or December 31, 2000. We have funded our investments in Madge.web and Red-M through various sources of financing including $29.2 million in net proceeds from our public offering, $29.7 million in net proceeds from the private sale to Volendam of common shares and $29.8 million from the issue of shares in Madge.web N.V. to Volendam all as mentioned above. In February 2001, we received $7.0 million (plus $1.2 million interest) from Celestica, as performance-related consideration from the sale of our Irish manufacturing plant to Celestica in February 1998. During April 2001, we successfully secured additional funding for Red-M. We received a total of $8.6 million from the Red-M Investors in exchange for 2,763,578 shares we held in Red-M. The Red-M Investors also invested a further $21.3 million directly in Red-M for the use of Red-M, in exchange for newly issued voting and conditional voting shares. They also agreed to underwrite a further $5.9 million within 18 weeks of close and to give Red-M an option to call requiring the Red-M Investors to invest a further $7.5 million between January 2002 and April 2002, subject to certain conditions being met. With the exception of $8.6 million of funds received by Madge from the sale of some of the shares it held in Red-M, all funds secured or available from the Red-M Investors are for the use of Red-M.

         On August 10, 2000 we signed an agreement with Inktomi Corporation whereby they are committed to invest in Madge.web shares, subject to certain conditions, at the next round of financing, which was expected to be completed by end of March, 2001. As we failed to secure this financing by the required deadline this agreement lapsed. However, in March 2001 Inktomi agreed to purchase $5.0 million worth of shares in Madge Networks N.V. instead. These shares are to be purchased by Inktomi following the filing of this Annual Report on Form 20F at the closing price one day after this Annual Report is filed (with a provision for us to require a resetting of the price if it is less than $1.00, to the price on the fifth day after the filing of the 20F). This agreement is subject to there being no "material adverse change" in our business. Inktomi may argue that the current position regarding Madge.web is a "material adverse change" in our business and refuse to make the investment.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES


         For information on our Research and Development spend see the section headed Research and Development in each of the sections on Madge.connect and Red-M in Item 4B--Business Overview. For information on our Patents and Licenses see Intellectual Property section at the end of Item 4B "Business Overview".

D.       TREND INFORMATION


         For Madge.connect in the year 2000, revenues and average selling prices stabilized after the substantial fall in our Token Ring revenues between the first and second quarters of 2000. In response to this downturn Madge.connect embarked on a series of cost reduction actions including headcount reduction, outsourcing of functions and inventory reduction programs. We are continuing to rationalize the number of products Madge.connect offers and are simplifying our business model and channel structure.

         Madge.web is now treated as a discontinued business and accordingly we have reflected this in our 2000 financial statements. Going forward we will be making cuts in our corporate cost base in order to maintain the profitability of our business now that our corporate function no longer needs to support Madge.web and the level of support to Red-M is reduced.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


A.       DIRECTORS AND SENIOR MANAGEMENT


         The following table sets forth the names and positions of our executive officers and supervisory directors, and such persons' ages as of March 31, 2001:



NAME                            AGE         POSITION
Robert H. Madge                 48          Chairman of the Board, Managing Director, Chief Executive
                                            Officer and President of Madge; Chief Executive Officer
                                            of Madge.web.*

Christopher Bradley             40          Chief Financial Officer; Chief Financial Officer of
                                            Madge.web.*

Michael D. Wilson               43          Senior Vice President of Madge Networks*; Chief Executive
                                            Officer of Red-M

Michael D. Fischer              50          Supervisory Director

Alex S. Vieux                   43          Supervisory Director

*See below for details of when these individuals ceased to hold these positions.



         Robert H. Madge has served as Chairman of the Board, Managing Director, Chief Executive Officer and President since June 1993. He served as Chief Executive Officer of Madge.web since its incorporation in November 1999 until April 27, 2001. Mr. Madge founded Madge Networks Limited in 1986 and was its Chairman and Chief Executive Officer from inception through June 1993. Prior to this, he was Technical Director of Intelligent Software, a developer of computer programs and products and General Manager of Enterprise Computers, a British manufacturer of personal computers. Mr. Madge has been appointed as Managing Director by our shareholders (as he has been in previous years) for one year until the 2002 Annual General Meeting of Shareholders.

         Christopher Bradley joined Madge in September 1996 as Finance Director, becoming Vice President, Finance in November 1998, Chief Financial Officer in March 1999 and was also Chief Financial Officer of Madge.web between April 2000 and April 27, 2001. Prior to joining Madge, Mr. Bradley served seven years at Nortel as Finance Director in the United Kingdom, North America and Asia. Prior to that time, Mr. Bradley held financial management positions with COMAG, a subsidiary of Hearst Corporation, Digital Equipment and 3M.

         Michael D. Wilson was appointed Chief Executive Officer of Madge.connect in August 1999 and then became Chief Executive Officer of Red-M instead in May 2000. Prior to that time Mr. Wilson served as Senior Vice President, Enterprise Networks Division (comprised primarily of the former Token Ring Solutions and Video Networking Divisions) from March 1999, Senior Vice President Token Ring Solutions Division from November 1998 and as Vice President and General Manager of such division from July 1997. Mr. Wilson previously served as Vice President, Manufacturing and Logistics from

January 1994. With effect from April 12, 2001 Mr. Wilson is no longer Senior Vice President of Madge Networks. Prior to joining Madge in 1994, Mr. Wilson served as Engineering Software and Service Business Manager for Manufacturing Systems Portfolio Ltd., a subsidiary of International Computers Limited from May 1993 to January 1994.

         Michael D. Fisher served as a director of Madge Networks Limited from 1988 until June 1993, and has served as a supervisory director since June 1993. Mr. Fischer is a director of RM plc, a U.K. personal computer company that he co-founded in 1973, and is also the chairman of Alamy.com Limited, a U.K. company that has a Global Image Exchange for people trading web images. Mr. Fischer's current three year term as a supervisory director will end with the 2002 Annual General Meeting of Shareholders.

         Alex S. Vieux has served as a supervisory director since the 2000 Annual General Meeting of Shareholders. Mr. Vieux is the founder and chairman of DASAR Brothers, Inc., a leading source for IT industry information and interaction in the global market. Mr. Vieux is experienced in all aspects of the IT sector, having built two successful software companies. He has also taught Economics at the Universite de Paris-La Sorbonne, worked as a consultant for Accenture (formerly Andersen Consulting) and was the U.S. business correspondent for the French daily newspaper Le Monde. He is a director of Check Point Software and a number of private and public companies. In addition, Mr. Vieux serves as senior advisor to the French Minister of Industry, Finance and Economics, and is the chairman of Infotech, the French IT commission. Mr. Vieux's current three year term as a supervisory director will end with the 2003 Annual General Meeting of Shareholders.

B.       COMPENSATION


         The following tables set forth certain information concerning compensation paid or accrued for services rendered to Madge in all capacities during 2000 by Madge's Chief Executive Officer and the two most highly compensated current executive officers of Madge or our subsidiaries:

                       SUMMARY COMPENSATION TABLE FOR 2000

                                                                                              ANNUAL COMPENSATION
                                                                                       -----------------------------------
                                                                                                                OTHER
         NAME AND PRINCIPAL POSITION(S)                          SALARY                BONUS(1)            COMPENSATION(2)
Robert H. Madge
    Chairman of the Board, Managing Director,
    Chief Executive Officer, President and
    Chief Executive Officer, Madge.web(3)                       $439,000               $   --                 $115,591

Michael D. Wilson
    Senior Vice President(4) and Chief Executive
    Officer of Red-M                                            $242,468               $477,588                $44,051

Christopher Bradley
    Chief Financial Officer and Chief Financial Officer         $213,078               $239,555                $76,597
    of Madge.web(5)

-------------------------------

(1)      Includes all bonuses relating to 2000.

(2) Represents amounts paid or accrued by us for pension plan contributions, company cars, ESPP benefits and others. See "Pension Arrangements" below.

(3) Robert Madge ceased to be Chief Executive Officer of Madge.web with effect from April 27, 2001.

(4) Michael Wilson ceased to be Senior Vice President of Madge Networks with effect from April 12, 2001.

(5) Christopher Bradley ceased to be Chief Financial Officer of Madge.web with effect from April 27, 2001.


         The aggregate cash compensation paid or accrued by us for services rendered during 2000 by all directors and executive officers as a group at December 31, 2000 consisted of $934,246 in base salary and $717,143 in bonuses. Included in the $934,246 is $39,700 for compensation for supervisory directors. Amounts reflected as bonuses were based on personal performance or in the case of newly-hired executives included amounts paid in connection with initiation of their employment with us. The table above excludes individuals who may have been executive officers during 2000 and who were no longer executive officers or who had left our employment as of December 31, 2000.

OPTION EXERCISES


         The following table provides the number of shares covered by both exercisable and un-exercisable options as of March 31, 2001 of the persons named in the Summary Compensation Table For 2000 above and the supervisory board directors. Of those persons named in the table above only Alex Vieux was granted options in Madge Networks N.V. during 2000. As well as the option information listed below, Mr. Bradley and Mr. Wilson were both members during 2000 of our Employee Share Purchase Plan but neither are members as at May 25, 2001.


                    OPTIONS EXERCISABLE AS AT MARCH 31, 2001

                                                                            Number of
                                                                        Unexercised Options
Name                                                  Price         Exercisable   Unexercisable   Expiry Date
                                                     --------------------------------------------------------
Robert H. Madge                                      $ 4.9375          97,916          2,084       04/28/07
                                                     $ 6.2156         612,500        227,500       04/03/08
                                                        Total         710,416        229,584

Michael D. Wilson                                    $ 6.3750          13,333             --       07/10/02
                                                     $ 4.0000          33,333         16,667       11/26/04
                                                     $ 4.0000          34,375         15,625       06/12/05
                                                     $ 4.0000          24,479            521       04/28/04
                                                     $ 4.0000          45,833          4,167       07/31/04
                                                     $ 4.0000          21,667             --       08/14/03
                                                     $ 4.0000          15,000             --       02/26/04
                                                        Total         188,020         36,980

Chris Bradley                                        $ 4.9375           2,447             53       04/28/04
                                                     $ 6.3750          10,000             --       09/30/03
                                                     $ 6.3750           9,166            834       07/31/04
                                                     $ 3.9375           7,197          5,142       11/05/05
                                                     $ 3.9375           7,386          5,275       11/05/08
                                                     $ 3.3750          25,000         50,000       03/16/06
                                                        Total          61,196         61,304

Michael Fisher                                       $27.8750          10,000             --       06/12/01
                                                     $ 3.3750           3,334          6,666       06/23/04
                                                        Total          13,334          6,666

Alex Vieux                                           $ 4.7500              --         25,000       06/29/05

PENSION ARRANGEMENTS


         Madge Networks N.V. does not operate a pension plan. Some of our subsidiaries provide pension contributions to employee plans at defined contribution rates. Contributions are expensed as they become payable. The amount of contributions expensed was $124,569 in 2000 ($128,587 in 1999). Amounts paid in 2000 to personal pension plans for the benefit of each of the persons named in the Summary Compensation Table For 2000 are included in "Other Compensation" in such table.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


         During 2000, the compensation of our executive officers (excluding Robert Madge) was determined by Mr. Madge. Mr. Madge's 2000 compensation was determined by our Supervisory Board, including these supervisory directors serving on our Compensation Committee. No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

RED-M AND MADGE.WEB N.V. SHARE OPTIONS


         The following table details out the share options that each of the above executive officers were granted during 2000 and hold in Red-M (Communications) Limited and Madge.web N.V. as of March 31, 2001.


RED-M

                                             Number of
                                         Unexercised Options
Name                       Price     Exercisable    Unexercisable   Expiry Date
---------------------      -----------------------------------------------------
Michael D. Wilson          $1.00             --        600,000      05/31/10

MADGE.WEB N.V.

                                             Number of
                                         Unexercised Options
Name                       Price     Exercisable    Unexercisable   Expiry Date
---------------------      -----------------------------------------------------
Robert H. Madge            $10.00            --         300,000      04/22/10
Chris Bradley              $10.00            --          80,000      04/22/10


         In relation to the options granted in Madge.web N.V. it is unclear what effect a sale of the Madge.web business will have on this, if a purchaser buys the legal entities intact, this share scheme may well stay in place.

C.       BOARD PRACTICES


         Mr. Bradley has an employment contract with Madge Networks Limited, a Madge subsidiary company. Mr. Madge has no employment contract. Mr. Bradley's contract requires that he be given 12 months notice of termination of his employment by the Company if the termination is without cause. If the Company decides to exercise this right and terminates his contract, he will be paid in lieu of notice and will still be paid a pro-rata percentage of any bonuses due to him as at the date of termination. No other employees (including Mr. Wilson, who is now employed by Red-M) have a contract containing such a provision.

         The Supervisory Board directors have no service agreements with the Company and no agreement giving them benefits if they cease to be Supervisory Board members. Our current Supervisory Board members have been appointed by our shareholders. Mr. Fischer and Mr. Vieux were elected at our 1999 and 2000 Annual General Meeting of Shareholders, respectively, each to serve for a term of three years or until the Annual General Meeting of Shareholders in 2002 and 2003, respectively.

         The Company has an Audit Committee and a Compensation Committee, both of which are made up of the Supervisory Board members, Mr. Fischer and Mr. Vieux, and both of which have operated throughout 2000. The Audit Committee meets at least twice a year and has a detailed charter setting out its purposes, duties, responsibilities and requirements that each member of the Committee must fulfill. The Compensation Committee decides upon the compensation practices for the whole group in general and upon Mr. Madge's compensation in particular.

D.       EMPLOYEES


         As of December 31, 2000, we had approximately 538 full-time employees and approximately 62 individuals working on a temporary or contract basis. Since that date, we have reduced the Madge.web headcount by approximately 200, the majority of whom were employed in the United Kingdom. The tables below details the number of employees as at the end of the last three financial years split by business and by geographic location.

Number of full-time employees by business segment

                                      DECEMBER 31,
                            ---------------------------------
                            1998          1999           2000
                            ----          ----           ----
Madge.connect                534           418             91
Corporate                    116           115             64
Red-M                         --            --             74
Madge.web                     44           216            309
                            ----          ----           ----
    Total                    694           749            538
                            ====          ====           ====


         The reduction in the number of employees in Madge.connect in 2000 was a result of the restructuring program and the outsourcing of the technical support function to Vital in April 2000, the sale of the video networking business to Initia and the sale of the manufacturing function of the Video Networking Business to Freedom in September 2000. The reduction of employees in Corporate is due to central shared services such as human resources and information support being aligned within the businesses. Red-M was established during 2000.

         The planned sale of Madge.web's global Trader Voice business will eliminate the remaining Madge.web headcount, with the exception of some employees based in New York. Any Madge.web employees that do not transfer with the sale of Madge.web's trader voice are likely to be terminated. As mentioned above, there are plans to reduce the number of corporate employees to reflect the revised scale of the on-going operations.

Number of full-time employees by geographic location

                                      DECEMBER 31,
                           --------------------------------
                           1998           1999         2000
                           ----           ----         ----
UK                          384            456          374
Europe                       51             53           46
USA                         122            149           92
Asia                        137             91           26
                           ----           ----         ----
    Total                   694            749          538
                           ====           ====         ====


         None of our employees are represented by a labor union and we have not experienced a work stoppage.

E.       SHARE OWNERSHIP


         The following table sets forth certain information regarding the beneficial ownership of common shares as of March 31, 2001 of each of our executive officers and supervisory directors.

                                           Amounts and Nature of       Percent
                                         Beneficial Ownership (1)      of Class
                                         ------------------------      --------
Robert H. Madge (2)                             29,323,013              53.40%
     Madge Networks N.V.
     Schiphol Airport
     Polaris Avenue 23
     2132 JH Hoofddorp
     The Netherlands
Michael D. Wilson (3)                              246,220                  *
Michael D. Fischer (4)                             107,212                  *
Christopher Bradley (5)                             68,310                  *
Alex S. Vieux (6)                                       --                 --

Executive Officers and Supervisory
Directors as a group (5 Persons)                29,744,755              53.87%

----------------------------

*      Less than one percent.

(1) The stock ownership information has been furnished to us by the named persons. Except as described below, each person has sole voting power and investment power with respect to the common shares listed in the table. Percentages in the table are based on 54,167,811 common shares outstanding as of March 31, 2001, plus such number of common shares as the indicated person or group has the right to purchase pursuant to outstanding options exercisable within 60 days after such date.

(2) Includes (i) 80,750 shares owned by a registered U.K. charitable trust, the income and assets of which may only be used for charitable purposes, established by Mr. Madge who serves as a trustee, and (ii) 28,494,763 shares owned directly or indirectly by trusts established by Mr. Madge for the direct or indirect benefit of, among others, members of Mr. Madge's immediate family and for which trusts Mr. Madge does not act as a trustee (Mr. Madge disclaims beneficial ownership of all such shares) and
       (iii) 747,500 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2001. Of the 28,494,763 shares listed in
       (ii) above, 9,916,763 shares have been issued to Volendam Investeringen N.V. ("Volendam") and 17,378,000 shares that have been pledged to JP Morgan H&Q pursuant to a margin loan agreement by Hartland Holdings Ltd., the registered holder thereof, in respect of an $8 million loan. Under that agreement, as revised, events of default allowing foreclosure on the shares include the failure to pay any installment on the loan due or if the closing price per common share on the Nasdaq is less than $1.00 per share, as it has been recently. The Company has been advised by Hartland Holdings that JP Morgan H&Q has not indicated that it intends to foreclose on the shares. However, under applicable federal securities laws, JP Morgan H&Q could currently be deemed a beneficial holder of those 17,378,000 shares either separately or together with Hartland Holdings. If JP Morgan H&Q were to foreclose on all of the pledged shares for that or any other event of default, the number and percentage ownership of shares would be 11,945,013 and 21.8%, respectively, for Mr. Madge, and 17,378,000 and 32.1%, respectively, for JP Morgan H&Q. Volendam also owns 933,870 Class B Preferred shares in Madge.web N.V.Mr. Madge is Chairman of the Board, Managing Director, President and Chief Executive Officer of Madge. He was also Chief Executive Officer of Madge.web until April 27, 2001. Volendam also owns 933,870 Class B Preferred shares in Madge.web N.V.

(3) Includes 218,750 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2001. Mr. Wilson is Chief Executive Officer of Red-M and was also Senior Vice President of Madge Networks until April 12, 2001

(4) Includes 13,334 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2001. Mr. Fischer is a supervisory director of Madge.

(5) Includes 64,791 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2001. Mr. Bradley is Chief Financial Officer of Madge and was Chief Financial Officer of Madge.web between April 2000 and April 27, 2001.

(6) Alex Vieux does not have any stock options that have vested. He was granted 25,000 stock options upon his appointment in June 2000 which will start to vest in June 2001. Mr. Vieux is a supervisory director of Madge.


         At March 31, 2001 the persons named in this Item 6E as a group (5 persons) held options to acquire 972,966 common shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A.       MAJOR SHAREHOLDERS


         The following table sets forth certain information regarding the beneficial ownership of common shares as of March 31, 2001 by each person who is known to beneficially own more than 5% of our outstanding common shares.

                                      Amounts and Nature of        Percent
                                    Beneficial Ownership (1)      of Class
Robert H. Madge (2)                        29,323,013              53.40%
     Madge Networks N.V.
     Schiphol Airport
     Polaris Avenue 23
     2132 JH
     Hoofddorp
     The Netherlands

Total                                      29,323,013              53.40%



(1) Percentages in the table are based on 54,167,811 common shares outstanding as of March 31, 2001.

(2) Includes (i) 80,750 shares owned by a registered U.K. charitable trust, the income and assets of which may only be used for charitable purposes, established by Mr. Madge who serves as a trustee, and (ii) 28,494,763 shares owned directly or indirectly by trusts established by Mr. Madge for the direct or indirect benefit of, among others, members of Mr. Madge's immediate family and for which trusts Mr. Madge does not act as a trustee (Mr. Madge disclaims beneficial ownership of all such shares) and
       (iii) 747,500 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2001. Of the 28,494,763 shares listed in
       (ii) above, 9,916,763 shares have been issued to Volendam Investeringen N.V. ("Volendam") and 17,378,000 shares that have been pledged to JP Morgan H&Q pursuant to a margin loan agreement by Hartland Holdings Ltd., the registered holder thereof, in respect of an $8 million loan. Under that agreement, as revised, events of default allowing foreclosure on the shares include the failure to pay any installment on the loan when due or if the closing price per common share on the Nasdaq is less than $1.00 per share, as it has been recently. The Company has been advised by Hartland Holdings that JP Morgan H&Q has not indicated that it intends to foreclose on the shares. However, under applicable federal securities laws, JP Morgan H&Q could currently be deemed a beneficial holder of those 17,378,000 shares either separately or together with Hartland Holdings. If JP Morgan H&Q were to foreclose on all of the pledged shares for that or any other event of default, the number and percentage ownership of shares would be 11,945,013 and 21.8%, respectively, for Mr. Madge, and 17,378,000 and 32.1%, respectively, for JP Morgan H&Q. Volendam also owns 933,870 Class B Preferred shares in Madge.web N.V.

         On March 31, 2001 there were approximately 423 holders of record of our common shares. Of these holders of record, approximately 250 (holding approximately 48.03% of our common shares) were listed on our share register with addresses in the United States.To our knowledge, other than as shown above, no company, foreign government or individual owns or controls, Madge Networks, either directly or indirectly.


B.       RELATED PARTY TRANSACTIONS


         On July 26, 2000 we entered into two agreements with Volendam Investeringen N.V., a private investment company sponsored by our Chairman and Chief Executive Officer, Robert Madge ("Volendam"). Under one agreement, Volendam invested $30 million in the common shares of Madge Networks N.V. at a price of $3.1875 per share (the open market closing price on July 26, 2000) in three tranches between July 28, 2000 and September 27, 2000. The net proceeds we received from this transaction were $29.7 million. Under the second agreement, Volendam agreed to invest a further $30 million in the equity of Madge.web N.V. The latter was exercisable through November and December 2000 at our option and the option was exercised by us on December 21, 2000. Volendam was deemed to have acquired 933,870 Class B Preferred Shares in Madge.web N.V. on December 31, 2000 although, due to a delay in amending the articles of Madge.web N.V. to reflect the new share structure, the shares were not actually issued until January 26, 2001. On September 26, 2000 Volendam agreed to loan Madge.web up to $30 million (the "Loan Agreement"). When the Madge.web N.V. Class B Preferred Shares were issued to Volendam on January 26, 2001, Volendam effectively waived the repayment of the principal amount of the loan we had drawn down as at December 31, 2000 ($28.0 million) and paid us the final $2.0 million due. Volendam were entitled to offset these sums under the Loan Agreement.

         In any liquidation of Madge.web N.V., Volendam, as a holder of Preferred Class B shares, would receive the liquidation preference of the shares prior to any payment to Madge Networks in its capacity as the common shareholder. However, it is unlikely that any equity holder will receive payment on account of its equity interest in Madge.web. Madge Networks may receive payments on any intercompany debts owed to it by Madge.web N.V. before any payments are made in respect of the liquidation preference of any of the Preferred Class B shares.

         We have entered into indemnification agreements with each of our executive officers and directors. In general, these agreements require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is, or was, a director or an executive officer of Madge or any of our affiliated enterprises. In the opinion of the Securities and Exchange Commission, indemnification against violations of the Securities Act is against public policy.

         We believe that all related party transactions described above were on terms no less favorable than would be obtained from unrelated third parties. Any future transactions between Madge and our officers, directors and affiliates will be on terms no less favorable to us than can be obtained from unaffiliated third parties, and any material transactions with such persons will be approved by a majority of our disinterested directors.

C.       INTERESTS OF EXPERTS AND COUNSEL


         NOT APPLICABLE.


ITEM 8.  FINANCIAL INFORMATION



A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION


         See Item 18.


LEGAL PROCEEDINGS


         In August 1996, a class action lawsuit was filed in the U.S. District Court for the Northern District of California, San Jose Division, naming Madge, Madge Networks, Inc. and certain of our former and current executive officers as defendants. The complaint alleged that the defendants misrepresented or failed to disclose material facts about our operations, anticipated financial results and the anticipated success of our products, in violation of the U.S. federal securities laws. The suit was brought by two individuals, purportedly as representatives of a class of purchasers of our stock during the period from October 12, 1995 to June 13, 1996. In November 1996 and August 1997, the plaintiffs filed amended complaints, each of which the Court dismissed without prejudice. On February 6, 1998, the plaintiffs filed another amended complaint. On April 3, 1998, we and the individual defendants moved to dismiss that complaint. A hearing on that motion was held on July 17, 1998. Before the Court ruled on that motion to dismiss, plaintiffs sought permission from the Court to file another amended complaint. The Court granted plaintiffs' request and on February 4, 2000 the plaintiffs filed a fifth amended complaint. On March 3, 2000, we moved to dismiss the most recent complaint. By Order dated May 25, 2000, the Court granted our motion. On May 31, 2000, the Court entered judgment for us and the other defendants. The plaintiffs filed a notice of appeal from this ruling. The plaintiffs filed their opening appellate brief on November 14, 2000. We filed our opposition appellate brief on January 26, 2001. The plaintiffs filed their reply brief on March 27, 2001. The Court of Appeals has not yet announced a date for its hearing of the appeal. We believe the allegations in the complaints to be without merit and intend to continue to defend the trial court's dismissal of the claims vigorously.

         In September 2000, Terastor, Inc. filed a lawsuit in the Superior Court of California for the County of Santa Clara against our California subsidiary, Madge Networks, Inc., Terastor was formerly a subtenant of Madge Networks, Inc., in premises located in San Jose, California. In May 2000, Terastor's subleased premises were recaptured by the head landlord, and Terastor was required tovacate the premises, as a result of Madge Networks' proposed sublease of another portion of the premises covered by the lease. Terastor claims that Madge Networks' actions constituted a breach of the sublease. Terastor claims damages in the amount of $3.5 million, which it calculates as the amount it would have been able to realize from a hypothetical sub-sublease of its premises to some third party for the remainder of the term. Madge Networks, Inc., has answered the complaint and is vigorously defending the matter. Discovery is in its early stages, and no trial date has been set. The matter has been routinely ordered to non-binding arbitration, which is likely to occur within four months. If the matter does not resolve through the non-binding arbitration procedure, it will be set for trial. Based upon investigation to date, we are confident that the claim is unfounded and that, in the event of an adverse ruling on liability, the damages alleged are excessive.

         In addition, from time to time, we and our subsidiaries are involved in disputes relating to claims arising out of our operations in the normal course of business, which disputes may increase as a result of the financial difficulties and possible liquidation of Madge.web. Among other things, such claims may relate to allegations of patent infringement, employment-related claims, product warranty claims and service claims. If the judgment in the class action litigation described above were to be successfully appealed by the plaintiffs or the Terastor claim mentioned above was decided against us and awarded significant damage relief, our results of operations and financial position would be materially adversely affected.

DIVIDEND POLICY


          Under our Articles of Association, the Management Board may set aside as reserves a part or all of our annual profits. The amount reserved is not available for the payment of dividends. Our General Meeting of Shareholders is entitled to pay dividends to all shareholders in accordance with their preference (as described under Item 10B), out of the profits that have not been set aside as a reserve by the Management Board. However, we may not pay dividends out of such profits if the payment would reduce shareholders' equity below the aggregate nominal value of our issued share capital plus reserves required to be maintained by law. Our General Meeting of Shareholders may, upon proposal of the Board, declare interim dividends out of earnings. In addition, the General Meeting of Shareholders may, upon proposal of the Board, make distributions out of reserves that we are not required to maintain by law and make distributions in kind.

         We have not to date paid any dividends on our shares of capital stock. We intend to retain future earnings for funding growth and therefore we do not anticipate paying cash dividends in the foreseeable future.

B.       SIGNIFICANT CHANGES


MADGE.WEB GROUP


         In April 2001, having spent over 16 months trying to secure additional funding for Madge.web, the Board of Madge Networks decided to withdraw operational funding for Madge.web if a purchaser for the group could not be secured as to continue to fund Madge.web was not in the best interests of Madge Networks and its shareholders. For further details of administrations and liquidation proceedings we have undertaken on a number of the Madge.web legal entities and the progress of the sale of Madge.web, see Item 4A "History and Development".

RED-M INVESTMENT


         On April 12, 2001 we successfully secured additional funding for Red-M from Apax Partners and Amadeus Capital Partners (the "Red-M Investors"). For further details see Item 4A "History and Development".

ITEM 9A 1-3 & 5-7.  THE OFFER AND LISTING


                    NOT APPLICABLE.


B.       PLAN OF DISTRIBUTION


         NOT APPLICABLE.


A4 AND C SHARE PRICE AND MARKET


         Our common shares are listed under the symbol "MADGF" on the Nasdaq National Market. Our common shares are not listed on any other exchange. The price range of our common shares for the periods indicated, as reported on the Nasdaq National Market, is as follows:


                                                   High                  Low
                                                 --------              -------
1996                                             $ 46.625              $ 8.125
----
1997                                               16.125                3.750
----
1998                                                7.750                1.750
----

1999
----
First Quarter                                    $  4.500              $ 2.500

Second Quarter                                      4.000               2.250
Third Quarter                                       3.563               2.000
Fourth Quarter                                     10.250               1.438

2000
----
First Quarter                                     $17.375                $6.438
Second Quarter                                      8.625               2.813
July                                                5.250               2.875
August                                              3.938               2.750
September                                           5.000               3.438
October                                             4.500               2.500
November                                            3.000               1.375
December                                            1.906               1.125

2001
----
First Quarter                                      $3.750                $1.031
Second Quarter                                     $1.350                $0.500

D.       SELLING SHAREHOLDERS


         NOT APPLICABLE.


E.       DILUTION


         NOT APPLICABLE.


F.       EXPENSES OF THE ISSUE


         NOT APPLICABLE.


ITEM 10. ADDITIONAL INFORMATION


A.       SHARE CAPITAL


         NOT APPLICABLE.


B.       MEMORANDUM AND ARTICLES OF ASSOCIATION


         Madge Networks N.V. is incorporated in The Netherlands and registered at the commercial register of the Chamber of Commerce and Industries for Amsterdam under file number 34087207. The most current version of the Articles of Association of the Company was approved by the 2000 Annual General Meeting of shareholders held in June 2000 and are filed in The Netherlands and with the NASDAQ as amended as of September 11, 2000.

         Article 3 sets out the objects and purposes of the Company, which are very broad. As well as some specific objects and purposes there is a catch all clause allowing the Company to "perform any and all activities of industrial, financial or commercial nature".

         We have two boards, the Supervisory Board made up of one or more (currently two) independent directors and the Management Board, of which Robert Madge is the sole member. In our Articles and in this Annual Report there are references to the "Board", which is a combination of the Supervisory Board and the Management Board and of which Robert Madge has been elected Chairman. Our management is entrusted to the Management Board under supervision of the Supervisory Board. The Supervisory Board advises the Management Board and is responsible for supervising the policies issued by the Management Board and the general course of our affairs and business. The Supervisory Board must consist of non-affiliated members, meaning persons who are not party to any financial, business or other relationship that would interfere with the exercise of independent judgment. The Supervisory Board has established audit and compensation committees.

         The Articles contain a provision restricting a Management Board member's power to represent the company on a matter in which he is interested, which would include a Management Board member voting compensation to himself. In the event of such a conflict the Company shall be represented by such member of the Board as the Board shall designate for this purpose. The General Meeting of Shareholders is at all times competent to designate one or more other persons for this purpose. If the General Meeting has so designated a person, this will prevail.

         Under the Articles, a Supervisory Board member must retire when he reaches the age of 72 or a later date, if Dutch Law is amended in this regard. Each Supervisory Board member is appointed by the Annual General Meeting of Shareholders or the Supervisory Board itself for a term of approximately three years on a rotation basis (unless he resigns earlier). Under Dutch law a body, other than the shareholders, can only appoint up to one third of the Supervisory Board members. Our shareholders also appoint members to the Management Board. The General Meeting of Shareholders may vote to remove Supervisory Board members appointed by the General Meeting of Shareholders; only the Supervisory Board may vote to remove Supervisory Board members elected by the Supervisory Board. There is no requirement that the members of the Management Board or Supervisory Board hold shares in the Company in order to sit on the respective Boards but all current members hold shares in Madge Networks N.V. and/or options to acquire shares in Madge Networks N.V. or its subsidiary companies.

         The Company has common shares, Preferred A shares and Preferred B shares. None of the preferred shares are currently issued and it is unlikely that either of those classes will ever be issued. All three classes of stock have the same rights and restrictions attached to them, however in the event of a liquidation or the payment of a dividend, holders of Preferred A shares and Preferred B shares would take precedence over holders of common shares. The Articles do not provide for "blank check" preferred shares.

         Under the Articles, only the General Meeting of Shareholders can issue shares, except where this authority has been delegated to another body of the company. Our Shareholders have delegated this authority to the Management Board. Each holder of common shares has a right of pre-emption in the proportion to the aggregate nominal value of his common shares over any new common shares issued, however this right can be precluded or limited by the Shareholders, except where this right has been delegated to another body of the Company. Our Shareholders have delegated this authority to the Management Board. Pre-emption rights also exist on any preferred shares we issue, in that pre-emptive rights are given over any future preferred shares issued.

         Under our Articles of Association, the Board may set aside as reserves a part or all of our annual profits. The amount reserved is not available for the payment of dividends. Our General Meeting of Shareholders is entitled to pay dividends to all shareholders in accordance with their preference as described above, out of the profits that have not been set aside as a reserve by the Board. However, we may not pay dividends out of such profits if the payment would reduce shareholders' equity below the aggregate nominal value of our issued share capital plus reserves required to be maintained by law. Our Board may declare interim dividends out of earnings. In addition, the General Meeting of Shareholders may, upon proposal of the Board, make distributions out of reserves that we are not required to maintain by law and make distributions in kind.

         We have not to date paid any dividends on our shares of capital stock. We intend to retain future earnings for funding growth and therefore we do not anticipate paying cash dividends in the foreseeable future.

         In order to change the rights of the shareholders, the Articles would require amendment, which would need the consent of the Board and of the majority of the holders of the stock. The provisions of our Articles do impose a requirement that is stricter than Dutch law as the Articles require that all resolutions of shareholders may only be adopted if a quorum of at least thirty three and one third (33 1/3%) of the outstanding shares entitled to vote are represented in person or by proxy at the meeting.

         The Annual General Meeting of the Shareholders must be held not later than June 30 of each year. Other General Meetings of Shareholders can be held as often as the Board deems necessary, on 15 days notice to all shareholders sent to the address of the shareholder as shown in the register of shareholders. Shareholders who hold at least 10% of the voting rights attached to the issued capital may request the Board to convene a general meeting of shareholders and request that certain things be discussed. The Board has four weeks to convene the meeting, to be held within six weeks of the original request, to discuss the items raised by these shareholders and if they do not, the shareholders can themselves convene a meeting. Resolutions may only be adopted if, as mentioned above, 33 1/3% of the outstanding shares entitled to vote are represented in person or by proxy at the meeting. There are no laws currently in effect in the Netherlands or the United States or provisions in the Articles of Association limiting the rights of non-resident or foreign investors to hold or vote our shares.

         There are no provisions of the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company nor that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

         There is no provision in our Articles that require disclosure of ownership of shares above a certain threshold.

         Our Articles prescribe conditions whereby we can change our capital structure. We may acquire shares in our own share capital for consideration, if:


    - the General Meeting of Shareholders has given the Management Board authorization to do so, in which case, the authorization is valid for no more than 18 months and must specify the number of shares that may be acquired and the permitted price range;

    - the repurchase will not result in our shareholders' equity according to our Netherlands GAAP financial statements being less than the aggregate nominal value of all of our issued shares plus any reserves we are required to maintain by law and our Articles of Association; and

    - the nominal value of the shares that we and our subsidiaries will hold as a result of the repurchase does not exceed 10% of the nominal value of all issued shares.


         There is no restriction on our ability to acquire shares for no consideration and this is not restricted by Dutch Law.

         The Dutch government has elected to adopt the euro as its currency and as a result the Dutch guilder will cease to exist from January 2002. Accordingly, our nominal share capital, which is currently one Dutch guilder per share will be automatically converted to 45 Eurocents (or 0.45 Euro).

C.       MATERIAL CONTRACTS


         The following is a description of contracts that have been entered into by us and/or our subsidiaries since June 30, 1999, that were not entered into in the ordinary course of business and that are or may be material to our business:

MADGE.CONNECT BUSINESS


(a) A three year Patent License Agreement on July 1, 1999, whereby we agreed to license from IBM a number of their patents and they, in turn, licensed from us a number of Madge.connect patents.

(b) Several agreements dated August 31, 1999 with Olicom A/S whereby we purchased their intellectual property and the rights to manufacture, sell and develop Olicom's Token Ring product portfolio. See Item 5 for further details.

(c) On October 1, 1999, we entered into a Receivables Financing Agreement with GE Capital Commercial Finance Limited whereby they agreed to lend us up to $30 million over a two year period, secured by the accounts receivables generated by U.K. and U.S. Madge.connect entities.

(d) On December 21, 1999 we entered into an Addendum to the Madge/Celestica contracts whereby we agreed with Celestica, our main Token Ring subcontract manufacturer, that we would bring forward payment of the recovery payments we had to make to them under the Manufacturing and Supply Agreement we have with them, in return for deleting all references in our Manufacturing and Supply Agreement to minimum revenues being achieved before we would receive the $7.0 million performance-related consideration held in escrow. We have now received this performance-related consideration plus interest. For further details see
Item 18, Note 8 to the financial statements "Other Receivable".

(e) A Master Agreement with Vital Network Services LLC ("Vital") on April 12, 2000, whereby we outsourced our Madge.connect technical support and training function to Vital. In consideration of Vital providing technical support and consultancy services to Madge and assuming the liabilities for the majority of our employees in these groups, we agreed to pay Vital $5.0 million over a three year period, a proportion of which is returnable if Vital do not perform. We receive a proportion of service revenue Vital receives from our customers until 2003.

(f) Several agreements with Initia, Inc. (formerly YorkTel Acquisition Corporation) on September 29, 2000, whereby we sold our video networking business (apart from the manufacturing function) to them for a cash payment of approximately $300,000 on close and future consideration of $1.0 million based on quarterly pre-tax profit generated by the business, together with payment for inventory consumed. Initia also assumed the liabilities of our employees in this group.

(g) An agreement with Freedom Vertical Technologies, Inc. ("Freedom") on September 29, 2000, whereby we transferred the manufacturing function of our Video Networking Business to them in return for $11,000 and assumption by Freedom of our liabilities for our employees in this group.

CORPORATE TRANSACTIONS


(a) On January 19, 2000, we filed a Registration Statement on Form F-3 with the Securities and Exchange Commission that allowed us to offer and sell various types of securities including, but not limited to, common shares and debt securities, up to a total of $30 million. On February 8, 2000, we entered into a Placement Agency agreement with Chase H&Q under which Chase H&Q was paid aggregate commissions of 2.5% of the gross proceeds we received from the F-3 placement. We completed the issuance of shares by March 1, 2000 and issued a total of 2,633,900 common shares with an aggregate value of $29.9 million being issued and sold pursuant to such registration statement.

(b) A Share Purchase Agreement on July 26, 2000, with Volendam, under which they agreed to invest $30 million Madge Networks N.V. shares at a price of $3.1875 per share. The shares were acquired in July, August and September 2000.

(c) On April 27, 2001 a Funding Agreement with the Administrator appointed in respect of Madge.web Limited. Under this agreement, Madge Networks N.V. agreed to provide a maximum of $6.0 million of funding for Madge.web Limited to be continued to be operated as a going concern by the Administrators to increase the chances of a purchaser for the Madge.web group being secured.

(d) On May 14, 2001 Madge Networks sent a letter to PricewaterhouseCoopers providing a commitment to fund SG$500,000 in respect of the Interim Judicial Management order granted in respect of Madge SE Asia Pte Ltd in Singapore.

(e) On June 8, 2001 Madge Networks together with a number Madge.web entities entered into a letter of intent to sell Madge.web's global Trader Voice business to a third party. A definitive agreement is being negotiated and it is hoped this can be finalised by the middle of July 2001.

RED-M BUSINESS

(a) An agreement with Toshiba America Information Systems, Inc. (Toshiba) on November 9, 2000 whereby Toshiba agreed to purchase Red-M's 1000AP (Access Point) products for resale world-wide in conjunction with Red-M's 300TS (Bluetooth Networking) software and Toshiba's "All-In-One Server Appliance".

(b) A Letter of Intent dated March 12, 2001 between Computer Associates International Inc. and Red-M whereby the parties shall work together to integrate Computer Associates technology with Red-M's products and to jointly market the resulting solutions.

(c) On April 12, 2001, an Investment Agreement with Apax Partners and Amadeus Capital Partners whereby they acquired $8.6 million worth of shares in Red-M (Communications) Limited from Madge and to invest a further $21.3 million immediately in Red-M shares with a further $5.9 million guaranteed 18 weeks from close and a $7.5 million option that Red-M can exercise between January 2002 and April 2002, subject to certain conditions being met.

(d) A Purchase, Resale and Strategic Relationship Agreement dated June 18, 2001 between Motorola, Inc. (acting through its Internet Software and Content Group) and Red-M, whereby Motorola shall purchase the Red-M 3000AS and 1000AP for onward sale with Motorola products to its customers. The parties shall also co-operate in relation to various joint market and product development and marketing activities.

MADGE.WEB BUSINESS


(a) Agreements with Engage Technologies dated April 30, 1999 and May 4, 1999 whereby we obtained exclusive rights to operate the Engage Adbureau advertising service in Europe and established a hosting service for Engage. The payment flow between the parties under these agreements is based upon a share of the revenue each of us take from our customers.

(b) On December 9, 1999, we entered into a five year Turnkey and Consultancy Services Agreement with RealNetworks for a Broadcast Operations Center and a Pan-European network. This allowed us to extend Real Broadcast Network (RBN) services to Europe by creating the Madge Broadcast Network (MBN). Under this agreement, we purchased software licenses, upgrades, support and consultancy services and the parties agreed to a revenue sharing formula.

(c) On July 26, 2000, we entered into a Subscription Agreement under which Volendam agreed to invest $30 million in Class B Preferred shares in Madge.web N.V.at a pre-money valuation of $400 million, exercisable at Madge.web N.V.'s option. In December 2000, we called the option and in January 2001, Volendam were issued 933,870 Class B Preferred shares in Madge.web N.V. at a price of $32.12 per share. Further details of this appear in Item 7B "Related Party Transactions".

(d) On September 26, 2000, a Loan Agreement was entered into with Volendam, whereby they agreed to loan up to $30 million to Madge.web. Under this Loan Agreement the debt was waived if Madge.web called in the option it had to require Volendam to purchase the shares (under the Subscription Agreement- see
(c) above). Madge.web paid Volendam interest on the loan monies while they were outstanding at LIBOR plus 1.5%. Further details of this appear in Item 7B "Related Party Transactions".

(e) A strategic technology and marketing alliance with Inktomi Corporation was entered into on August 9, 2000. We licensed Inktomi's software, enabling us to enhance our Overnet with content distribution services for the business-to-business market. Further details of this appear in Item 4B "Madge.web - Strategic Alliances" section.

(f) A further agreement on August 9, 2000 was made with Inktomi whereby they agreed to invest up to $5 million in shares of Madge.web N.V., subject to certain conditions. This agreement expired at the end of March 2001 and was effectively replaced by the agreement in (k) below.

(g) An Alliance Agreement with Magnifi, Inc entered into on September 21, 2000 whereby we licensed software from them to allow us to provide businesses with premium service rich content management solutions to support the creation and management of their marketing content assets, such as branding, advertising and marketing campaigns. Under this agreement with Magnifi there is a revenue sharing arrangement. For further details see also Item 4B "Business Overview, Madge.web - Strategic Alliances" section.

(h) A Share Purchase Agreement and related agreements dated September 21, 2000 whereby we acquired $2.0 million worth of Series E Preferred Stock in Magnifi, Inc. on October 20, 2000.

(i) Various lease finance facilities with Hewlett Packard International Bank Limited, whereby Hewlett Packard agreed to lease us Hewlett Packard equipment needed to expand Madge.web's Overnet. These leases are guaranteed by Madge Networks N.V. in a guarantee dated October 14, 1999.

(j) Loan facility from Hewlett Packard International Bank Limited date November 17, 2000 whereby Hewlett Packard agreed to loan Madge.web monies to partly cover the purchase by Madge.web of the Inktomi software. As part of this loan facility we agreed to give Hewlett Packard warrants to acquire 0.75% of the current issued share capital (as at January 31, 2000) in Madge.web N.V. at $32.12 per share.

(k) A Share Purchase and Registration Rights Agreement both dated March 28, 2001 with Inktomi under which they agreed to purchase $5.0 million worth of shares in Madge Networks N.V. at the closing price of the shares on the first business day after the day we file this Annual Report on Form 20F. Further details of this appear in Item 4B "Business Overview, Madge.web - Strategic Alliances" section.

D.       EXCHANGE CONTROLS


         Currently there are no exchange control limitations in The Netherlands affecting payments by us to non-residents of the Netherlands with regard to the remittance of dividends, or any other payments to or from non-resident holders of our common shares. There are withholding tax requirements; see below "Taxation". Currently there are no limitations on the right of non-resident or foreign owners to hold or vote our common shares imposed by Dutch law or by our Articles of Association.

E.       TAXATION


         The following discussion is a summary of certain Dutch tax and U.S. federal income tax consequences to a holder of common shares. The discussion does not deal with all possible tax consequences relating to an investment in the common shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g. non-U.S., non-Dutch) tax laws. Accordingly, each holder of common shares is advised to consult his or her own tax advisor to determine the U.S. federal income tax and Dutch tax consequences arising out of the purchase, ownership and disposition of the shares. The descriptions of the Dutch tax laws and U.S. federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations.

DUTCH TAXATION


         All shareholders are advised to seek personal advice considering their individual tax situation. The following is a summary of material Dutch tax consequences to an owner of common shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident Shareholder"). The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the dividend withholding tax, individual income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

         As of January 1, 2001, the previous Income Tax Act 1964 has been abolished and replaced by an entirely new Act, the Income Tax Act 2001 ("Wet inkomstenbelasting 2001"). Under this new Act, taxable income is divided into a number of boxes, each with its own rules and its own rate. There will be three boxes:

- Box I for taxable income from employment and home ownership;

- Box II for taxable income from a substantial business interest;

- Box III for taxable income from savings and investments.

DUTCH WITHHOLDING TAX ON DIVIDENDS


         We do not expect to pay dividends in the foreseeable future. To the extent that dividends are distributed by us, such dividends would be subject under Dutch tax law to withholding tax at a rate of generally 25%. Dividends comprise, for example, cash and non-cash distributions, undisclosed profit distributions and revenue from liquidation proceeds in excess of, for Dutch tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax unless distributed out of our paid-in share premium as recognized for Dutch tax purposes. The repayment of nominal share capital may also count as dividends under certain circumstances.

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

         If the non-resident shareholder has a (deemed) substantial interest in Madge in accordance with the above-mentioned regulations, up to December 31, 2000 the taxes on a substantial interest is, in principle, taxed at a tax rate of 25%. As of January 1, 2001 this type of income falls under Box II and will be taxed against at a flat rate of 25% for natural persons and 35% for enterprises.

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

BOX III INCOME


         The net wealth tax ("vermogensbelasting") has been abolished as of January 1, 2001. Savings and Investments income will be taxed using a deemed return ("forfaitaire vermogensrendementsheffing") at 1.2%. However, a shareholder not resident in The Netherlands who is an individual is not subject to Box III taxation with respect to the common shares, provided the non-resident shareholder does not carry on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares are attributable.

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

         This discussion is limited to those investors who are "U.S. Persons" that hold common shares worth less than 10 percent of the value of Madge (a "U.S. Holder"). For these purposes, a "U.S. Person" means: (i) an individual citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

TAXATION OF CAPITAL GAINS


         Any gain or loss on a sale or exchange of common shares by a U.S. Holder will generally be capital gain or loss for U.S. federal income tax purposes if such common shares are held as a capital asset. If held for more than one year, such gain or loss will generally be long-term capital gain or loss. The amount of the gain or loss will be the difference between the amount realized and the U.S. Holder's adjusted tax basis in the common shares. Holders of common shares who are not U.S. Persons will generally not be subject to U.S. income tax on the gain or loss realized on disposition unless such gain or loss is effectively connected with the conduct of a trade or business in the United States or, in the case of an individual, such holder is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met.

PASSIVE FOREIGN INVESTMENT COMPANIES


         Based on the manner in which we currently operate our business, we believe that Madge is not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. If, however, we were determined to be a PFIC, then certain U.S. Holders may, with respect to their common shares, have to (i) pay an interest charge on distributions and gains that are deemed as having been deferred and/or (ii) recognize ordinary income on dispositions that, but for the PFIC provisions, would have been treated as long- term or short-term capital gain.

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

         If we or any of our subsidiaries are or become an FPHC, each U.S. Holder (including a U.S. corporation) who held Madge shares on the last day of the taxable year, or, if earlier, the last day of its taxable year on which a U.S. group existed with respect to Madge would be required to include in gross income as a dividend such shareholder's pro rata portion of the undistributed income of Madge or the subsidiary, even if no cash dividend were actually paid. In such case, if we were the FPHC, a U.S. Holder would be entitled to increase its tax basis in the shares of Madge by the amount of a deemed dividend from us. If a subsidiary of Madge were the FPHC, a U.S. Holder in us should be afforded similar relief, although the law is unclear as to the form of the relief.

         Various trusts established by Robert Madge own approximately 53.58% of our common shares. If under FPHC rules these shares were deemed to be held by Mr. Madge and he were to become a U.S. citizen or resident, or were to marry a U.S. citizen or resident, a U.S. group might then exist based in part upon the shares considered owned by him. Moreover, if under FPHC rules the trusts' shares were deemed to be held by a member of Mr. Madge's family and the family member were to become a U.S. citizen or resident, or were to marry a U.S. citizen or resident, such shares might be considered as part of a U.S. group. Although we believe that at the present time no U.S. group exists, and that no U.S. group will exist, we can give no assurances regarding future ownership of our shares by members of the Madge family, or future changes in citizenship or residence of Madge family members which could contribute to the creation of a U.S. group and thus cause Madge to be treated as an FPHC. Moreover, we can give no assurance that we will have timely knowledge of the formation of a U.S. group. In this regard, we do not assume any obligation to make timely disclosure with respect to such status. Moreover, since we do not intend to maintain our books and records in accordance with U.S. tax accounting principles, U.S. Holders may not have information available with which to determine accurately any deemed dividend in the event we become an FPHC and would have to estimate such deemed dividend. If we become a FPHC, a U.S. Person who acquires shares from a decedent would be denied the step-up of tax basis of such shares to fair market value on the decedent's date of death which otherwise would have been available and instead would have a tax basis equal to the lower of fair market value or the decedent's basis. As noted above, certain U.S. tax consequences turn on the composition of the income of Madge and our subsidiaries. The tax law is not entirely clear as to the proper classification of all relevant types of income, which Madge and our subsidiaries may realize. Accordingly, there can be no assurance that management's expectations described above will be fulfilled.

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

F.       DIVIDENDS AND PAYING AGENTS


         NOT APPLICABLE.


G.       STATEMENT BY EXPERTS


         NOT APPLICABLE.


H.       DOCUMENTS ON DISPLAY


         Our Articles and all our other corporate documentation can be inspected at our registered office in The Netherlands, Transpolis Schipol Airport, Polaris Avenue 23, 2132 JH Hoofddorp, The Netherlands. Interested parties should contact our Legal Counsel, Kirstie Hallgate based in the U.K. on +44 1753 661256.

I.       SUBSIDIARY INFORMATION


         NOT APPLICABLE.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


         For purposes of specific risk analysis, we use sensitivity analysis to determine the effects that market risk exposures may have on the fair values of our financial instruments. The financial instruments included in the sensitivity analysis consist of all of our cash and cash equivalent balances and all derivative financial instruments.

         The sensitivity analyses provided below do not take into account the possibility that foreign exchange rates relating to the currencies of different countries can move independently and that gains from one category may or may not be offset by losses from another country.

Foreign exchange.


         To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates on market sensitive instruments. From time to time we have used currency forward contracts to manager our foreign currency exposures however at December 31, 2000 there were no contracts outstanding.

         The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2000. The difference in this comparison are the hypothetical gains or losses associated with each type of risk. A 10% movement in levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in approximately a $592,000 change in the fair value of our financial instruments at December 31, 2000.

Interest rates


         We manage debt and overall financing strategies using a combination of short and medium term facilities, all at variable rates. Surplus cash deposits are placed for fixed-terms not exceeding three months with credit-worthy financial instruments. We do not currently hedge exposure to interest rate fluctuations through the use of derivative instruments.

         Based on variable rate debt levels at December 31, 2000 a one percent change in interest rates would result in a $25,000 impact on net interest exposure.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.


         NOT APPLICABLE.


PART II.


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES


         None.


ITEM 14. MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS


         None.


PART III.


ITEM 15. RESERVED


ITEM 16. RESERVED

PART IV.


ITEM 17.          FINANCIAL STATEMENTS


                  We have responded to Item 18.


ITEM 18. FINANCIAL STATEMENTS


                  The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP are filed as part of this Annual Report.

                                                                           Page
Report and Consent of Independent Auditors...........................       F-1

Consolidated Balance Sheets as of December 31, 1999 and 2000.........       F-3

Consolidated Statements of Operations for the years ended
December 31, 1998, 1999 and 2000.....................................       F-5

Consolidated Statements of Shareholders' Equity (Deficit) for
the years ended December 31, 1998, 1999 and 2000.....................       F-7

Consolidated Statements of Cash Flows for the years ended
December 31, 1998, 1999 and 2000.....................................       F-8

Notes to Consolidated Financial Statements...........................      F-10

Schedule II Valuation and Qualifying Accounts........................       S-1

ITEM 19. EXHIBITS

         EXHIBIT INDEX

Exhibit No.    Exhibit

1.             Articles of Incorporation of Registrant dated September 11, 2000.

2.             Not applicable.

3.(i)          Agreement between Cansolt Trustees Limited, as Trustees of a
               Settlement under a Deed dated March 8, 1990, and Hartland
               Holdings Limited pursuant to Rule 13d-1(k)(1)(iii) under
               Securities and Exchange Act of 1934, as amended, incorporated by reference Exhibit 2 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

3.(ii)         Agreement between Cansolt Trustees Limited, as Trustees of a
               Settlement under a Declaration of Trust dated June 7, 1993 and
               Volendam Investeringen N.V. pursuant to Rule 13d-1(k)(1)(iii) under Securities and Exchange Act of 1934, as amended, incorporated by reference Exhibit 3 to Robert Madge's Schedule
               13D Report filed on August 4, 2000.

3.(iii)        Agreement between Cansolt Trustees Limited, as Trustees of a
               Settlement under a Deed dated March 8, 1990, Hartland Holdings
               Limited and Landhart Investments N.V. pursuant to Rule
               13d-1(k)(1)(iii) under Securities and Exchange Act of 1934, as
               Iamended, incorporated by reference Exhibit 4 to Robert Madge's
               Schedule 13D Report filed on August 4, 2000.


4.(a)(i) *Patent License Agreement dated as of July 1, 1999, between Registrant and International Business Machines Corporation.

4.(a)(ii)      Agreement for the Sale and Purchase of assets dated as of August
               31, 1999 between Registrant and Olicom A/S

4.(a)(iii)     Receivables Financing Agreement dated as of October 1, 1999, between Madge Networks Limited and GE Capital Commercial Finance
               Limited

4.(a)(iv)      Addendum to Manufacturing and Supply Agreement as of December 21,
               1999, between Registrant and Celestica Ireland Limited

4.(a)(v) Guarantee given by Registrant on various finance leases entered into by Madge.web Limited and Hewlett Packard International Bank Limited dated October 14, 1999.

4.(a)(vi)      *Master Agreement dated as of April 12, 2000, between
               Madge.connect Holdings B.V. and Vital Network Services LLC

4.(a)(vii)     Loan Agreement dated as of July 26, 2000, between Madge.web N.V.
               and Volendam Investeringen N.V. incorporated by reference Exhibit
               5 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(viii)    Share Purchase Agreement dated as of July 26, 2000, between
               Registrant and Volendam Investeringen N.V. incorporated by reference Exhibit 6 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(ix)      Registration Rights Agreement dated as of July 26, 2000, between
               Registrant and Volendam Investeringen N.V. incorporated by reference Exhibit 7 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(x) Subscription Agreement dated as of July 26, 2000, between Madge.web N.V. and Volendam Investeringen N.V. incorporated by reference Exhibit 8 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(xi)      Asset Purchase Agreement dated as of September 29, 2000, between
               Madge Networks (New Jersey), Inc. and YorkTel Acquisition
               Corporation.

4.(a)(xii)     Asset Purchase Agreement dated as of September 29, 2000, between
               Madge Networks (New Jersey), Inc. and Freedom Vertical
               Technologies Inc.

4.(a)(xiii)    Share Purchase and Registration Rights Agreement dated as of
               March 28, 2001, between Registrant and Inktomi Corporation.

4.(a)(xiv)     *Investment Agreement dated as of April 12, 2001, between
               Registrant, Red-M (Communications) Limited, Michael Wilson &
               Others, Apax Funds and Amadeus Funds.

4.(a)(xv)      Articles of Incorporation of Red-M (Communications) Limited as at
               April 12, 2001

4.(a)(xvi)     Funding Agreement dated as of April 27, 2001 between Registrant and PricewaterhouseCoopers

4.(c)(i)       Employment Contract for Christopher Bradley

4.(c)(ii)      Indemnification Agreements between Registrant and the following:-

               - Christopher Bradley

               - Michael Fischer

               - Alex Vieux

*Confidential treatment is being requested for portions of this Exhibit.

We have not included as exhibits agreements listed in Item 10 - Material Contracts, that relate solely to Madge.web as this business is in the process of being discontinued. Nor have we included any agreements that relate solely to Red-M as this is now an associated company of the Madge group.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this annual report on its behalf.


                                        MADGE NETWORKS N.V.


                                        /s/ Robert H. Madge
                                        --------------------------------------
                                        Robert H. Madge
                                        Chairman and Chief Executive Officer


Date: July 12, 2001

                           REPORT INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Madge Networks N.V.

     We have audited the accompanying consolidated balance sheets of Madge Networks N.V. as of December 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2000. Our audit also included the financial statement schedule listed in the index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madge Networks N.V. at December 31, 2000 and 1999, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2000, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

         The accompanying financial statements have been prepared assuming that Madge Networks N.V. will continue as a going concern. The Company has a net working capital deficit (excluding restricted cash) of $59.3 million and a shareholders' deficit of $23.4 million as of December 31, 2000, and has incurred recurring losses from operations. As more fully described in Note 1, it is not certain that the Company's working capital financing facility will continue. In addition, uncertainty exists as to the amount of additional liabilities, which may ultimately accrue to the Company as a result of its decision to discontinue its Madge.web business segment, including the completion of the sale of the Company's global Trader Voice business, and the impact of this on the Company's available funds. For these reasons, the Company's available cash, cash equivalents and short-term investments may be insufficient to fund operations for the next twelve months. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

                                                               Ernst & Young LLP

Reading, England
July 12, 2001

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-9772, 333-6252, 33-99830, 33-84768 and 33-70684), and related prospectuses of Madge Networks, N.V. of our report dated July 12, 2001, on the consolidated financial statements and schedule included in the Annual Report on Form 20-F of Madge Networks N.V. for the year ended December 31, 2000.

                                                               Ernst & Young LLP

Reading, England
July 12, 2001

MADGE NETWORKS N.V.
Consolidated Balance Sheets
December 31, 1999 and 2000

December 31, (in thousands)                                                      1999                  2000
                                                                            ---------             ---------
Assets
    Current assets:
    Cash and cash equivalents                                               $  18,417             $  18,405
    Restricted cash                                                             5,610                 3,686
    Accounts receivable, net of allowances for
       doubtful accounts of  $3,539 - 1999 and $1,330 - 2000                   29,690                12,220

    Inventories

      Raw materials                                                               833                 2,329
      Finished goods                                                           15,327                 5,242
                                                                            ---------             ---------
                                                                               16,160                 7,571

    Current deferred tax assets                                                    44                    39
    Other receivables                                                           2,667                 6,290
    Prepaid expenses and other current assets                                   6,382                 8,880
    Current assets of discontinued operations                                  11,728                13,276
                                                                            ---------             ---------
      Total current assets                                                     90,698                70,367

Property and equipment, at cost
    Leasehold improvements                                                     16,215                14,339
    Motor vehicles                                                                 55                    --
    Furniture and fixtures                                                      5,976                 4,230
    Electronic office equipment                                                 1,088                   817
    Computer and network equipment                                             30,657                18,014
    Manufacturing equipment                                                       640                   251
    Construction in progress                                                    1,018                    --
                                                                            ---------             ---------
                                                                               55,649                37,651
    Accumulated depreciation                                                  (34,091)              (25,484)
                                                                            ---------             ---------
    Net property and equipment                                                 21,558                12,167
Property and equipment related to discontinued operations net of accumulated depreciation and allowance for losses on disposition
                                                                               23,276                 2,208

Goodwill, net of accumulated amortization and impairment related
to discontinued operations                                                     32,528                    --
Intangible asset, net of accumulated amortization                              19,548                11,343

Restricted cash                                                                 4,890                 6,254
Investments of discontinued operations                                             --                 2,000
                                                                            ---------             ---------
Total assets                                                                $ 192,498             $ 104,339
                                                                            =========             =========

                             See accompanying notes

MADGE NETWORKS N.V.
Consolidated Balance Sheets (Continued)
December 31, 1999 and 2000

December 31, (in thousands excluding share numbers)                                              1999                  2000
                                                                                            ---------             ---------
Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
     Short-term borrowings                                                                  $   7,107             $      --
    Accounts payable                                                                           14,105                10,588
    Deferred revenue                                                                            1,063                    --
    Deferred consideration                                                                      8,500                 4,890
    Accrued wages and related liabilities                                                       4,825                 2,851
    Other accrued liabilities                                                                  48,070                30,548
    Income taxes payable                                                                       16,724                11,593
    Current portion of lease obligations                                                        1,586                   629
    Current liabilities of discontinued operations                                             17,779                64,900
                                                                                            ---------             ---------
         Total current liabilities                                                            119,759               125,999

Long-term portion of lease obligations                                                            737                   752
Deposit payable                                                                                    --                   948
Long-term liabilities of discontinued operations                                                2,826                    --
                                                                                            ---------             ---------
         Total liabilities                                                                    123,322               127,699

Commitments

Shareholders' equity (deficit):

Common Shares, 1 NLG par value, 100,000,000 shares authorized; 40,511,345 shares issued and outstanding at December 31, 1999; 53,928,726 shares issued and outstanding at December 31, 2000

                                                                                               23,340                29,146
Additional paid-in capital                                                                    110,009               169,694
Treasury stock, 130,000 shares held at December 31, 1999
                                                                                                 (404)                 (404)
  and 2000, respectively
Accumulated deficit                                                                           (56,937)             (208,486)
Accumulated other comprehensive loss                                                           (6,832)              (13,310)
                                                                                            ---------             ---------
         Total shareholders' equity (deficit)                                                  69,176               (23,360)
                                                                                            ---------             ---------
Total liabilities and shareholders' equity                                                  $ 192,498             $ 104,339
                                                                                            =========             =========

                             See accompanying notes

MADGE NETWORKS N.V.
Consolidated Statements of Operations
Years Ended December 31, 1998, 1999 and 2000

(in thousands, except per share amounts)                                             1998              1999              2000
                                                                                ---------         ---------         ---------
Net sales                                                                       $ 301,372         $ 166,677         $ 125,909
Cost of sales                                                                     147,103            80,564            66,628
                                                                                ---------         ---------         ---------
Gross profit                                                                      154,269            86,113            59,281

Operating expenses:
Sales and marketing                                                                80,644            60,896            37,669
Research and development                                                           47,663            28,809            15,135
General and administrative                                                         17,042            10,932            10,391
Special (gain)                                                                    (34,837)           (7,565)           (2,618)
                                                                                ---------         ---------         ---------
Total operating expenses                                                          110,512            93,072            60,577
                                                                                ---------         ---------         ---------
    Operating income (loss) from continuing operations                             43,757            (6,959)           (1,296)

Interest income                                                                     4,196             3,175             1,666
Interest expense                                                                      924               980             2,376
                                                                                ---------         ---------         ---------
    Income (loss) from continuing operations
      before income taxes                                                          47,029            (4,764)           (2,006)

Provision for income taxes                                                          3,085               938               201
                                                                                ---------         ---------         ---------
Income from continuing operations before
  extraordinary charge and discontinued operations                                 43,944            (5,702)            2,207

Extraordinary charge                                                                5,226                --                --
                                                                                ---------         ---------         ---------
Income (loss) from continuing operations                                           38,718            (5,702)           (2,207)

Discontinued operations:
    Loss from operations of discontinued
      business                                                                     (2,895)          (34,611)         (107,662)
    Loss from discontinued business, including provision
      for operating losses during the sale period of $2,780                            --                --           (41,680)
                                                                                ---------         ---------         ---------
                                                                                   (2,895)          (34,611)         (149,342)
                                                                                ---------         ---------         ---------
Net income (loss)                                                               $  35,823         $ (40,313)        $(151,549)
                                                                                =========         =========         =========

Net income (loss) per share from continuing operations:

     Basic                                                                      $    0.87         $   (0.14)        $   (0.05)
     Diluted                                                                    $    0.86         $   (0.14)        $   (0.05)

Net (loss) per share from discontinued operations:

     Basic                                                                      $   (0.06)        $   (0.86)        $   (3.20)
     Diluted                                                                    $   (0.06)        $   (0.86)        $   (3.20)

Net income (loss) per share:

     Basic                                                                      $    0.81         $   (1.00)        $   (3.25)
     Diluted                                                                    $    0.80         $   (1.00)        $   (3.25)

Weighted average shares outstanding:

     Basic                                                                         44,404            40,420            46,672
     Diluted                                                                       44,624            40,420            46,672

                             See accompanying notes

 MADGE NETWORKS N.V.
 Consolidated Statements of Shareholders' Equity (Deficit) Years Ended December 31, 1998, 1999 and 2000 (in thousands)

                                                                                          Accumulated       Total
                                                Additional                                   Other       Shareholders'
                                    Common       Paid-in    Treasury     Retained        Comprehensive      Equity
                                    Shares       Capital      Stock       Deficit            Loss          (Deficit)
                                    -------    --------     -------     ---------           -------        -------
 Balance at January 1, 1998         $25,892    $130,095     $(1,274)    $ (52,447)          $(2,670)       $99,596
 Net income                                                                35,823                           35,823
 Foreign currency translation
  adjustments                                                                                (2,450)        (2,450)
                                                                                                           -------
 Comprehensive income                                                                                       33,373
                                                                                                           -------
 Shares issued                          149       2,814                                                      2,963
 Shares repurchased                   (859)      (9,251)      (9,429)                                      (19,539)
                                    -------    --------     -------     ---------           -------        -------
 Balance at December 31, 1998        25,182     123,658      (10,703)     (16,624)           (5,120)       116,393

 Net loss                                                                 (40,313)                         (40,313)
 Foreign currency translation
  adjustments                                                                                (1,712)        (1,712)
                                                                                                           -------
 Comprehensive loss                                                                                        (42,025)
                                                                                                           -------
 Shares issued                           98         349         1,365                                         1,812
 Shares repurchased                                            (7,004)                                      (7,004)
 Shares cancelled                    (1,940)    (13,998)       15,938                                           --
                                    -------    --------       -------    ---------          -------        -------
 Balance at December 31, 1999        23,340     110,009          (404)     (56,937)          (6,832)        69,176

 Net loss                                                                 (151,549)                       (151,549)
 Foreign currency translation
  adjustments                                                                                (6,478)        (6,478)
                                                                                                          --------
 Comprehensive loss                                                                                       (158,027)
                                                                                                          --------
 Shares issued                        5,806      59,685                                                     65,491
                                    -------    --------        ------     ---------          --------     --------

 Balance at December 31, 2000       $29,146    $169,694        $ (404)    $(208,486)         $(13,310)    $(23,360)
                                    =======    ========        ======     =========          ========     ========

                             See accompanying notes

MADGE NETWORKS N.V.
Consolidated Statements of Cash Flows

Years Ended December 31, (in thousands)                              1998                 1999                 2000
                                                                 --------             --------             --------
Cash flows from operating activities
    Net income (loss) from continuing operations                 $ 38,718             $ (5,702)            $ (2,207)
    Adjustments to reconcile net income (loss)  to
    net cash provided by (used in) operating
    activities:
    Loss (profit) on sale of subsidiary                           (34,837)               2,239                2,785
    Depreciation                                                   22,230                6,975                5,580
    Amortization of other intangible assets                            --                2,936               10,205
    Changes in assets and liabilities:
    Restricted cash                                                    --              (10,500)                 560
    Accounts receivable                                            18,891                9,276               17,470
    Other receivable                                                 (515)              (2,152)              (3,623)
    Prepaid and other current assets                                6,096                6,653               (2,498)
    Inventories                                                     9,941               (4,472)               8,589
    Net deferred tax asset                                            (51)                 342                    5
    Accounts payable                                              (20,272)                 488               (3,517)
    Deposit payable                                                    --                   --                  948
    Deferred revenue                                                   --                1,063               (1,063)
    Deferred consideration                                             --                8,500               (3,610)
    Other accrued liabilities                                      20,497              (32,791)             (19,496)
    Income taxes payable                                            6,275                3,496               (5,131)
                                                                 --------             --------             --------
Net cash provided by (used in) operating
activities of continuing operations                                66,973              (13,649)               4,997
Net cash (used in) operating activities of
discontinued operations                                            (2,620)             (26,636)             (51,343)
                                                                 --------             --------             --------
Net cash provided by (used in) operating activities                64,353              (40,285)             (46,346)


Cash flows from investing activities
    Additions to property and equipment                           (13,144)              (6,767)              (4,248)
    Investments, net                                               60,397                   --                   --
    Purchase of  Olicom                                                --              (13,498)              (2,000)
    Proceeds from sales of property and equipment                  14,091                   21                  229
                                                                 --------             --------             --------
Net cash provided by (used in) investing
activities of continuing operations                                61,344              (20,244)              (6,019)

Net cash provided by investing activities of
discontinued operations
    Purchase of Gains                                                  --              (37,743)                  --
    Other investing activities                                        (18)             (21,684)             (38,977)
                                                                 --------             --------             --------
Net cash generated by  (used in) investing activities              61,326              (79,671)             (44,996)

                             See accompanying notes

Cash flows from financing activities
    (Redemption of) long-term debt                              (36,592)                   --                    --
    Proceeds from capital leases                                     --                 2,004                    --
    Repayment of capital leases                                  (3,900)               (2,651)               (1,759)
    Short-term loan                                                (229)                5,474                (7,107)
    Repurchase of common shares                                 (19,399)               (3,380)                   --
    Net proceeds from shares issued to Volendam                      --                    --                29,730
    Net proceeds from public share issue                             --                    --                29,324
    Net proceeds from issue of other common shares                2,823                 1,812                 6,437
                                                              ---------             ---------             ---------
Net cash (used in) provided by financing
activities of continuing operations                             (57,297)                3,259                56,625
Net cash provided by financing activities of
discontinued operations                                              --                 4,538                34,711
                                                              ---------             ---------             ---------
Net cash (used in) provided by financing                        (57,297)                7,797                91,336
activities

Net increase (decrease) in cash and cash equivalents          $  68,382             $(112,159)            $      (6)
                                                              =========             =========             =========

Cash and cash equivalents, beginning of year                  $  62,106             $ 130,494             $  18,417
Effect of exchange rate changes on cash                               6                    82                    (6)
                                                              ---------             ---------             ---------

                                                                 62,112               130,576                18,411
                                                              ---------             ---------             ---------
Cash and cash equivalents, end of year                          130,494                18,417                18,405
                                                              ---------             ---------             ---------
Net increase (decrease) in cash and cash equivalents          $  68,382             $(112,159)            $      (6)
                                                              =========             =========             =========


Supplemental disclosure of cash flow information:

Interest paid in the year                                     $     924             $     537             $   1,621
Income taxes (refunded) paid in the year                      $    (133)            $  (1,911)            $     607

                             See accompanying notes

MADGE NETWORKS N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       PREPARATION OF FINANCIAL STATEMENTS - GOING CONCERN

         Madge Networks N.V. ("Madge" or the "Company") is a global provider of advanced Internet-centric network services and products, and mission-critical enterprise solutions. Until April 2001 the Company operated through three subsidiary groups: Madge.connect, Red-M and Madge.web. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Red-M is a pioneering developer of Bluetooth networking solutions that enable access to a range of voice, video and data from a range of mobile devices. Madge.web was a global provider of rich content applications, content distribution and managed network services.

         The Company has a net working capital deficit (excluding restricted cash) of $59.3 million and a shareholders' deficit of $23.4 million as of December 31, 2000 and has incurred recurring losses from operations. Unrestricted cash as of December 31, 2000 was $18.4 million. In addition, in February 2001, the Company received $7.0 million (plus $2.1 million interest) from Celestica, as performance-related consideration from the sale of its Irish manufacturing plant to Celestica in February 1998.

         Until October 2000, Red-M was within the Madge.connect legal structure. As at December 31, 2000 it was owned directly by Madge Networks N.V. as a separate subsidiary and operating division. As described in Note 3, during April 2001, the Company sold a portion of its shareholding in Red-M for a total of $8.6 million. As a result of this sale and the issue of new shares in Red-M to the purchasers and Red-M employees, the Company's shareholding in Red-M has fallen to less than 50% and it no longer has any funding commitment to Red-M. The Company will also only benefit from future cash generated by Red-M to the extent that it is paid to it by way of a cash dividend.

         On April 27, 2001 the Company publicly announced that the Board of Madge Networks decided not to provide further operational funding for Madge.web and that it was searching for a purchaser of the Madge.web business. Madge.web Limited in the United Kingdom and Madge SE Asia Pte Ltd in Singapore have been put into Administration and Interim Judicial Management, respectively, in accordance with their local laws in processes broadly similar to Chapter 11 in the United States. The Company has provided $6.3 million funding to the respective Administration and Interim Judicial Management processes for these two entities. On June 12, 2001 the Company announced that a letter of intent had been signed with a third party to sell the global Trader Voice business of Madge.web. It also announced on June 12, 2001, that it was unlikely that it would be able to find a buyer for the IP business as a going concern and that it would be attempting to sell the remaining Madge.web assets. Thereafter, Madge.web B.V., the Dutch registered European sales subsidiary of Madge.web received permission from the Dutch courts for an Insolvent Liquidation in June 2001 once it became clear that a purchaser for the whole Madge.web group as a going concern will not be possible. The Administrators are currently in negotiations with more than one party. However, the likely proceeds and timing of any sale are uncertain.

         As described in more detail in Note 2, in accordance with Accounting Principles Board Opinion No. 30 ("APB") No. 30 and Emerging Issues Task Force ("EITF") Issue No. 95-18, Madge.web is presented as a discontinued operation within the accompanying financial statements and the results of operations for 1998 and 1999 have been reclassified accordingly. The Company has provided guarantees on behalf of Madge.web in relation to certain property leases, equipment leases and loans. In determining the loss on disposal, the Company has made an estimate of the amount of the obligations that will not be assumed by any purchaser of Madge.web's global Trader Voice business or its other assets and, therefore, will have to be discharged by the Company. The Company has also estimated that proceeds received by the Administrator and Interim Judicial Management from the sale of Madge.web's global Trader Voice business or Madge.web's other assets will be adequate to ensure that the funding of $6.3 million it has provided for the Administration and Interim Judicial Management processes, respectively, will be repaid in full. However, this is contingent on the sale of the global Trader Voice business being completed as proposed. As the Company had expected to complete the sale before the date of filing this Annual Report on Form 20-F, the repayment of the funding provided for the Administration and Interim Judicial Management process is uncertain, as is the ultimate outcome from the disposal process and the impact that might have on the Company's ability to continue as a going concern. If a sale of the global Trader Voice business is not completed as proposed, the worst possible outcome could result in the Company having insufficient funds to continue to meet its liabilities as they fall due.

         The Company will be undertaking further cuts in the Madge.connect business and corporate overheads in order to maintain the profitability of the business going forward and intends to seek further revenue generating activities over which to spread this cost base. The Company believes that Madge.connect and the corporate function, following these restructuring activities, will have positive cashflow in 2001. The Company is in the process of changing the key supplier of product to Madge.connect and it is important for the future success of the business that this transition takes place smoothly. The Company also believes that Madge.connect's funding facilities will remain available on acceptable terms. These terms currently provide for either party to terminate on giving three months notice in writing. If there is a material adverse change in the Company's business, as determined by the lender, the funding facility can be terminated immediately.

         Based on the expected outcome of the sale of Madge.web's global Trader Voice business, future operating results of the Madge.connect business and continuation of Madge.connect's funding facilities, the Company believes that its current liquidity levels and committed financial resources are sufficient to meet the needs of its ongoing operations for at least twelve months following the filing of this Annual Report on Form 20-F. Consequently, the Company is of the opinion that it is appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustment that would result if the Company were to cease being a going concern.

         There does, however, exist substantial doubt about the Company's ability to continue as a going concern as there can be no assurance that its assumptions and estimates will prove correct or that its currently available sources of funding will remain available. To the extent that the Company's guarantees on behalf of Madge.web do not transfer to purchasers of Madge.web's global Trader Voice business or other assets, and these liabilities cannot be mitigated, the Company's future cash flow and liquidity will be materially adversely affected. Furthermore, there can be no assurance that a sale of Madge.web's global Trader Voice business and possible sale of its other assets will be closed by the middle of July and it may be necessary to place further Madge.web entities into liquidation including those currently in Administration and Interim Judicial Management. In such circumstances, funds provided to the Administrators and Interim Judicial Management may not be returned to the Company, and it may incur substantial liabilities under the guarantees it has made on behalf of Madge.web. To the extent that these liabilities cannot be mitigated, the Company's future cash flow and liquidity will be materially adversely affected.

         Should further liquidity be required to provide additional funding for Madge.web, or to finance the liabilities arising from the guarantees and contracts entered into by Madge Networks on behalf of Madge.web, the Company would attempt to raise additional funds through working capital financing and other sources of finance such as bank credit, a further sale of its shares in Red-M, or, if achievable, a private placement of shares in Madge Networks. If Madge Networks N.V. shares are delisted, the Company will find it difficult to raise funds through an equity offering of its shares. Madge's ability to sell its shares in Red-M is also subject to certain restrictions based on the investment agreement between Madge and the recent purchasers of Red-M shares that could affect the Company's ability to sell and the price that could be obtained for Red-M shares. For further details see Note 21 to the Financial Statements.

2.       DISCONTINUED OPERATIONS

                  In April 2001, having spent the prior sixteen months trying to secure sufficient funding for Madge.web, the Board of Madge Networks decided to withdraw operational funding for Madge.web because further funding was not in the best interests of Madge Networks and its shareholders. As a result, on April 27, 2001 the directors of Madge.web Limited petitioned the court in England to put Madge.web Limited into Administration in accordance with the rules of the English courts, in a process broadly similar to that of Chapter 11 reorganization under the laws of the United States. In a similar vein, on May 15, 2001, the Madge.web entity in Singapore, Madge SE Asia Pte Ltd, was put into Interim Judicial Management by the Singapore High Court. The effect for both these legal entities is to give them the ability to continue to trade with protection from their creditors while a buyer is sought for the entire Madge.web business as a going concern. Partners of PricewaterhouseCoopers ("PwC") in the United Kingdom and in Singapore are charged with the legal responsibility of operating Madge.web Limited and Madge SE Asia Pte Ltd, respectively, as going concerns to maximize the realization of value for its respective creditors. On June 12, 2001, Madge.web B.V., the Dutch registered European sales subsidiary of Madge.web with branches in France, Germany, Italy, Spain and Sweden received permission from the Dutch courts for an Insolvent Liquidation. The court-appointed trustee has begun the process of winding up the branch operations in each of the countries where this entity had operated.

         In accordance with APB 30 and EITF Issue No. 95-18 Madge.web is presented as a discontinued business in the financial statements for 2000. Accordingly the statements of operations for 1998 and 1999 have been reclassified to reflect the Madge.web operating results as discontinued.

         The operating loss from discontinued operations for the year ended December 31, 2000 includes the operating loss for the period January 1, 2001 to April 27, 2001, the date the decision was made to discontinue the Madge.web business. The loss from the decision to discontinue the business has been determined based on our estimates of (i) the amount receivable from the companies in Administration and Interim Judicial Management related to amounts due to Madge Networks N.V., (ii) operating losses of the companies not in Administration or Interim Judicial Management from April 27, 2001to the estimated date of sale,(iii) the net realizable value from the sale or liquidation of the companies not in Administration or Interim Judicial Management and (iv) additional liabilities resulting from guarantees provided by Madge Networks N.V. The disposition of the Madge.web business is estimated to be completed by the end of the third quarter of 2001.

         Assets, liabilities and losses of discontinued operations (in thousands) are as follows:



Current assets of discontinued operations:

    Cash and cash equivalents                                      $  1,054             $  9,431
    Accounts receivable                                               8,965                3,355
    Amounts due from Madge.web discontinued business                     --                  490
    Prepaid expenses and other current assets                         1,709                   --
                                                                   --------             --------
Total                                                              $ 11,728             $ 13,276
                                                                   ========             ========

Property and equipment of discontinued operations:

Leasehold improvements                                             $  2,698             $  2,208
Furniture and fixtures                                                  432                   --
Electronic office equipment                                             362                   --
Computer and network equipment                                       26,536                   --
Construction in progress                                              1,340                   --
                                                                   --------             --------
                                                                     31,368                2,208
Accumulated depreciation                                             (8,092)                  --
                                                                   --------             --------
Property and equipment, net                                        $ 23,276             $  2,208

                                                                       1999                 2000
                                                                   --------             --------
Current liabilities of discontinued operations:

    Accounts payable                                               $  6,567             $ 10,647
    Other accrued liabilities including amounts payable
    under guarantees                                                  9,500               26,685
    Current portion of lease obligations                              1,712                   --
    Provision for future losses                                          --               27,568
                                                                   --------             --------
         Total                                                     $ 17,779             $ 64,900
                                                                   ========             ========

Long-term liabilities of discontinued operations:

    Long-term portion of lease obligations                         $  2,826             $     --
                                                                   --------             --------
         Total                                                     $  2,826             $     --
                                                                   ========             ========

                                                                 1998                  1999                  2000
                                                            ---------             ---------             ---------
Loss from discontinued operations:
Net sales                                                   $      --             $  29,475             $  30,632
Cost of sales                                                      --                34,983                59,983
                                                            ---------             ---------             ---------
Gross loss                                                         --                (5,508)              (29,351)
                                                            ---------             ---------             ---------

Operating expenses                                              2,895                29,103                46,178
Provision for future operating losses                              --                    --                32,133
                                                            ---------             ---------             ---------
Net loss from operations                                       (2,895)              (34,611)             (107,662)
                                                            ---------             ---------             ---------

Loss from discontinued business                                    --                    --               (41,680)
                                                            ---------             ---------             ---------
         Total loss from discontinued operations            $  (2,895)            $ (34,611)            $(149,342)

         The loss from operations of discontinued operations includes a provision of $32.1 million which is the loss for the period January 1, 2001 to April 27, 2001.

         During 2000 Madge.web invested $2.0 million in Magnifi, a California based, privately owned developer and operator of business-to-business extranet services, targeted at the marketing and brand management requirements of large international organisations. Madge.web acquired 623,053 Series E Preferred Stock of Magnifi, equal to 8.1% of the fully diluted Series E stock or approximately a 1.3% holding of Magnifi's total fully diluted equity as at October 31, 2000. We expect to sell Madge.web's interest in Magnifi along with Madge.web's other assets.

3.       SPECIAL CHARGES AND GAINS, EXTRAORDINARY CHARGE AND ACQUISITIONS

Special charges and gains

         In the fourth quarter of 2000, we released a $3.5 million provision made at the time of the Lannet disposal, for potential associated costs that we now no longer expect to arise. This is reported as a special gain in the consolidated financial statements.

         During September 2000 we set up a new significant provision to cover the restructuring program that has been put in place. The provision was for $2.0 million to cover the sale of the video networking business to Initia, Inc. (formerly Yorktel Acquisition Corporation) ("Initia") and the sale of the manufacturing function of the video networking business to Freedom. The provision covered inventory of $0.7 million, fixed assets of $1.1 million and headcount costs of $0.2 million. This provision was offset by income and various assets/liabilities relating to the video networking business of $1.1 million to give a net charge of $0.9 million.

         We reorganized our operational and internal reporting structure in 1999 into products and services segments. Madge.connect, formerly known as Enterprise Network Products Division, provides products, and Madge.web, formerly known as the Managed Network Services Division, provides services. In the fourth quarter of 1999 Madge.connect created two separate groups, one focusing on enterprise products (Token Ring and Video Networking) and the other on new internet access products (now called Red-M). The sales and marketing and research and development functions within Madge.connect were reorganized along these lines and the related costs were reduced including reductions in headcount in Madge.connect. We incurred a special charge in the fourth quarter of 1999 of $6.2 million relating to headcount costs of $4.6 million, fixed assets of $0.5 million, legal fees of $0.5 million and facilities costs of $0.6 million in relation to this restructuring. Payments prior to December 31, 1999 in relation to the restructuring for employee costs were $0.8 million and $0.3 million in relation to non-employee termination related restructuring charges.

         Offset against the charge of $6.2 million described above was a release of reserves taken in relation to the sale of Lannet in the third quarter of 1998. The release of $15.0 million was a special credit to operating expenses in the fourth quarter of 1999 and was in relation to original estimates for representations and warranties that did not occur. In June 1999, as part of our regular review of the provisions originally created as a special charge on the sale of Lannet in the third quarter of 1998, we reversed $4.1 million of the special charge. The reversal related to forecast product returns and professional fees estimated at the time of sale that we did not incur.

         During the third quarter of 1999 we incurred special charges of $1.2 million in connection with the acquisition of the Token Ring business of Olicom A/S. The charges consisted of legal fees, financing charges and integration costs relating to the acquisition.

         Special charges incurred in the second quarter of 1999 related to the reorganization of operating activities connected with the establishment of the Enterprise Network Products Division (now Madge.connect). The charges consisted of costs relating to facilities of $3.0 million, leasehold costs relating to buildings of $0.6 million and provisions for writing off fixed assets of $0.5 million. Facilities and leasehold costs have and continue to be realized through cash payments whereas fixed assets costs were for non-cash transactions. Planned headcount reductions were provided for previously under provisions made at the time of the sale of Lannet in August 1998.

         In the third quarter of 1998, we sold the entire issued share capital of Madge Networks (Israel) Ltd. ("Lannet"), our ethernet division. A gain of $34.8 million was recorded upon disposal of Lannet and this was a significant portion of our operating results. Substantially all the volume of ethernet revenue and business was lost as a result of the disposal. The gain consisted of cash received for the acquisition, less the write off of the book value of Lannet, disposal of related provisions and other costs of disposals.

         An extraordinary charge was recorded in the third quarter of 1998 relating to the redemption of our $30.0 million Convertible Subordinated Notes (the "Notes"). The extraordinary charge of $5.2 million represented the redemption premium, accrued interest and other items relating to the redemption of the Notes. The redemption was financed using part of the proceeds generated from the sale of Lannet. The impact of this extraordinary charge was $(0.12) per share. Excluding this extraordinary charge, Madge's diluted net income per share would have been $0.92.

         On February 5, 1999 we acquired all the outstanding shares of Gains International (C.I.) Limited, Gains Hong Kong Limited and Gains Japan Co. Limited, private companies incorporated in Guernsey, Channel Islands, Hong Kong and Japan, respectively (collectively "Gains"). Gains is an international carrier of telecom services supplying the financial sector. The purchase consideration was $46.0 million in cash. After taking into account the cash balance of Gains and capitalized acquisition costs, the net cash outflow was $37.7 million. The acquisition was accounted for under the purchase method, resulting in goodwill of $33.9 million. Gains is part of Madge.web, which has been discontinued and the carrying value of the goodwill has been written down to zero as of December 31, 2000.

         On August 31, 1999 we completed an agreement with Olicom A/S, under which we purchased the intellectual property and the rights to manufacture, sell and develop Olicom's Token Ring product portfolio. The transaction also included Olicom's Token Ring customer base and we hired 55 Olicom employees. The purchase price for the acquisition was $21.5 million, which included an initial payment of $12.3 million, $8.5 million placed in escrow relating to future minimum guaranteed payments to be made over three years based on a percentage of our Token Ring revenues and $0.7 million related to the assumption of a warranty liability. In addition, we were committed to a further payment of $2.0 million, which was placed in escrow and was released in June 2000 when Olicom fulfilled certain technical support milestones. We were also committed to purchase certain Olicom Token Ring inventory in the six months following the sale. The agreement, inclusive of $1.2 million of acquisition related expenses, resulted in $24.5 million of specific intangible assets, which are being amortized utilizing a reducing percentage method, which approximates the forecast reduction in Token Ring sales over a three year period. Accumulated amortization as of December 31, 1999 and 2000 was $2.9 million and $13.1 million, respectively. Our unaudited pro forma net sales, including Olicom for the years ended December 31, 1998 and 1999 were $460.5 million and $215.4 million, respectively. Information with respect to income before extraordinary items and net income for Olicom's business acquired in September 1999 is not available.


4.       SIGNIFICANT ACCOUNTING POLICIES


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


Discontinued Operations

         The operating results, financial position and cash flows of the Madge.web business have been disclosed within the consolidated financial statement as a discontinued business, in accordance with APB No. 30 and EITF Issue No. 95-18. As such, the operations, assets and liabilities of Madge.web have been shown separately from the continuing operations of Madge Networks. A provision has been included within the financial statements at December 31, 2000, against the impairment of the net assets of Madge.web, for future losses of that business from the measurement date (April 27, 2001) to the expected date of sale and for future liabilities that may crystallize on the sale of the business.


Consolidation

         The consolidated financial statements include the accounts of Madge and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.


Revenue recognition

         We recognize revenue from product sales upon shipment of product. Net sales from non-recurring technology licensing or engineering is recognized on customer acceptance. Software license royalty revenue is recognized upon notification by the licensee that products incorporating our software have been shipped by the licensee. Subject to certain limitations, we permit some distributors to exchange products or to return products in exchange for credits against future purchases. In addition, in the event we reduce our selling prices, we credit our distributors for the difference between the purchase price of products remaining in the distributors' inventories and our reduced price for such products, subject to certain limitations. An allowance for sales returns and price reduction adjustments, based on historical experience, is accrued concurrently with the recognition of revenue.

         Red-M - We made our first shipments of our products during November 2000. These were to third party application developers to enable them to work with our research and development and marketing personnel to create new applications for our products. No revenue was recognized for these first shipments since they are being utilized to prove concepts and test the products. No revenue will be recognized for this group after April 12, 2001, as it is now an associated company of Madge Networks.


Inventories

         Inventories are stated at the lower of cost or market value, determined on a weighted average cost method.


Property and equipment

         Property and equipment are stated at cost. Depreciation and amortization of property and equipment are calculated using the straight-line method over the lesser of the estimated useful lives or period of lease of the assets as follows:


Furniture and fixtures            4 years     Manufacturing equipment             1-3 years
Computer and network equipment   3-5 years    Electronic office equipment          3 years
Motor vehicles                    3 years     Leasehold improvements        Shorter of the estimated
                                                                            useful life of the asset or
                                                                            the period of the lease.

         The depreciation charge for the year ended December 31, 2000 was $15,984,000. Assets in the course of construction are not depreciated.


Goodwill and other intangible assets

         We amortize goodwill and other intangible assets on a systematic basis over their estimated useful lives, which range from three to ten years. Goodwill has been calculated as the excess of the purchase consideration paid over fair value of the net assets acquired. The basis for other intangible assets has been calculated through cash flow analysis to determine the fair value of the specific intangible assets. The carrying amount of goodwill is reviewed on a regular basis for indicators of impairment. Indicators of impairment include an adverse change in the opportunities or business climate in which we operate. Should indicators of impairment exist, such impairment will be reviewed through the examination of discounted cash flows.

         Following a re-evaluation of the value of the Gains business and the related period over which the value is to be recognized to the Madge.web business, we determined the estimated useful life of the goodwill arising from the acquisition of Gains to be 10 years as opposed to the original estimate of 20 years. This took effect from the second quarter of 2000. Following the announcement of our intention to sell the Madge.web business, the remaining carrying value of the goodwill to the Gains business was written off.


Investments

         Investments in companies in which we hold less than a 20% interest are carried at cost or estimated realizable value, if less.

Capital leases

         Assets held under capital leases are capitalized in the balance sheet and are depreciated over their useful lives. Amortization of these assets is included in the statement of operations with depreciation and amortization of purchased assets.


Research and development

         All research and development expenses are charged to operations as incurred. Statement of Financial Accounting Standard ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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


Cash equivalents and short-term investments

         We include in cash equivalents all highly liquid investments with maturity dates of three months or less at the purchase date. Short-term investments consist of highly liquid investments that generally mature within two years from acquisition. The fair value of investments is based on quoted market prices. We determine the appropriate classification of debt securities at the time of purchase and re-evaluate such designation as of each balance sheet date. Securities classified as available-for-sale are reported at fair market value with the related unrealized gains and losses included in retained earnings. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in general and administrative expenses. The cost of securities sold is based on the specific identification method.


Foreign currency translation

         Madge accounts for foreign currency in accordance with SFAS No. 52, Foreign Currency Translation. Under this Statement, assets and liabilities of our non-U.S. dollar subsidiaries are translated into U.S. dollars at exchange rates in effect at the close of the period. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of shareholders' equity. The income and expenses of these operations are translated at monthly market exchange rates.

         Foreign currency transaction gains and losses are included in results of operations in the periods in which they occur. The total amount of currency transaction gain recorded in the 2000 statement of operations was $3.1 million (1999 - loss $0.2 million, 1998 - gain $1.3 million).

Advertising costs

         We account for advertising costs as an expense in the period in which they are incurred. Advertising expenses for 2000 were approximately $0.6 million (1999 - $1.4 million, 1998 - $3.8 million.)


Per share data

         Basic earnings per share is calculated using the weighted average number of common shares outstanding. The diluted EPS is calculated based on the weighted average number of common shares plus the dilutive common shares from the exercise of employee share options. In periods when we report a net loss, basic and diluted EPS are the same because the effect of potential common shares is anti-dilutive.


     Year ended December 31, (in thousands)                           1998           1999          2000
                                                                   --------------------------------------
     Numerator for the basic and diluted earnings per share:
     Net income (loss) from continuing operations                  $  38,718      $  (5,702)    $  (2,207)
                                                                   =========      =========     =========
     Net income (loss) from discontinued operations                $  (2,895)     $ (34,611)    $(149,342)
                                                                   =========      =========     =========

     Denominator for basic earnings per share:
     Weighted average shares                                          44,404         40,420        46,672
     Effect of dilutive securities-employee stock options                220             --            --
                                                                   ---------      ---------     ---------
     Denominator for diluted earnings per share                       44,624         40,420        46,672
                                                                   =========      =========     =========

     Net income (loss) from continuing operations per share:
     Basic                                                         $    0.87      $   (0.14)    $   (0.05)
                                                                   =========      =========     =========
     Diluted                                                       $    0.86      $   (0.14)    $   (0.05)
                                                                   =========      =========     =========

     Net income (loss) from discontinued operations per share:
     Basic                                                         $   (0.06)     $   (0.86)    $   (3.20)
                                                                   =========      =========     =========
     Diluted                                                       $   (0.06)     $   (0.86)    $   (3.20)
                                                                   =========      =========     =========



Comprehensive Income (Loss)

         Under SFAS No. 130, Reporting Comprehensive Income, foreign currency translation adjustments are included in other comprehensive income (loss).

         The following are the components of comprehensive income (loss):

Year ended December 31, (in thousands)          1998            1999            2000
                                             ----------      ----------      ----------
Net loss                                     $   35,823      $  (40,313)     $ (151,549)
Foreign currency translation adjustments         (2,450)         (1,712)         (6,478)
                                             ----------      ----------      ----------

Total comprehensive loss                     $   33,373      $  (42,025)     $ (158,027)
                                             ==========      ==========      ==========

         No income tax effect has been recorded related to the comprehensive loss.

5.       RECLASSIFICATIONS


         Certain prior year amounts have been reclassified to conform to the current year's presentation.


6.       RECENT ACCOUNTING PRONOUNCEMENTS


         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101 ("SAB 101"), Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101, as amended, was effective no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with APB No. 20 Accounting Changes. SAB 101 had no effect on our revenue recognition policies.

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The effective date of this statement was deferred to fiscal years beginning after June 15, 2000 by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of Effective Date of SFAS No. 133. We typically purchase or sell foreign currencies forward one month to hedge expected currency exposure and as at December 31, 2000 no forward foreign exchange contracts were outstanding. While we have yet to complete our review, we do not expect the adoption of this new accounting standard to have a significant effect on our financial statements.


7.       RESTRICTED CASH


         In 2000, we placed a further $5.2 million on deposit as collateral against our lease obligations for investment on our data centers. This continues to be released on a monthly basis as lease commitments are settled. The balance on this deposit account was $5.0 million as at December 31, 2000.

         In 1999 we placed $10.5 million in escrow relating to the performance-related consideration for the purchase of intellectual property and rights to manufacture, sell and develop Olicom Token Ring products. Since 1999, we have paid from this account $3.6 million deferred consideration in the form of royalty payments and $2.0 million in milestone payments to Olicom for reaching certain technical support milestones. The balance on this escrow account was $4.9 million as at December 31, 2000.


8.       OTHER RECEIVABLE


         The other receivable balance as at December 31, 2000 of $6.3 million relates to a performance-related consideration receivable for the sale of our manufacturing business in Ireland to Celestica in 1998. In February 2001 we received $8.2 million, being the full $7.0 million performance-related consideration and interest of $1.2 million.

9.       BORROWING ARRANGEMENTS


         We finance working capital in part through a $30 million two-year financing arrangement secured on accounts receivable generated by U.K. and U.S. Madge.connect entities. Availability of financing under this facility depends upon the level of receivables for these entities. The arrangement is for an initial two year period to September 2001 and continues thereafter until terminated by either party giving three months notice. There is a provision allowing the finance company to terminate the facility immediately if it believes there to have been a material adverse change to our business. We have no indication from it that it intends to terminate this agreement. There was no balance outstanding under the arrangement as at December 31, 2000. Based on our year end net receivables position, availability under this facility at December 31, 2000 was $10.3 million. Interest on this facility is LIBOR + 1.5%.

         In addition, an unsecured $3.8 million two-year loan agreement was entered into by Madge.web in November 2000 for the purposes of partially financing the purchase of certain software and software licenses. Tranche 1 was drawn as at December 31, 2000 in the amount of $2.5 million. Interest on this facility is LIBOR + 1.5%. This unsecured loan was guaranteed by Madge Networks and an estimate of the amount Madge Networks may have to pay under this guarantee is included in the loss on disposal calculation.

         In September 2000 a Loan Agreement was entered into with Volendam, whereby they agreed to loan Madge.web up to $30.0 million. Under this Loan Agreement the debt was waived if Madge.web called the option it had to require Volendam to purchase the shares of Madge.web N.V. The company called this option, and the Class B Preferred shares were deemed issued on December 31, 2000, which resulted in Volendam owning 7% of Madge.web N.V. The Class B Preferred shares were actually issued to Volendam on January 26, 2001 because of a delay in amending the articles of Madge.web N.V. to reflect the new share structure. Volendam effectively waived the repayment of the principal amount the the loan we had drawn down as at December 31, 2000 ($28.0 million) and paid the final $2.0 million due on January 29, 2001. Volendam were entitled to offset these sums under the Loan Agreement. Madge.web agreed to pay Volendam interest on the loan monies while they were outstanding at a margin over LIBOR. Interest totalling $624,000 is due to Volendam from Madge.web N.V.


10.      RELATED PARTY TRANSACTIONS


         On July 26, 2000 we entered into two agreements with Volendam Investeringen N.V., a private investment company sponsored by our Chairman and Chief Executive Officer, Robert Madge ("Volendam"). Under one agreement Volendam agreed to invest $30 million in the common shares of Madge Networks N.V., which they did at a price of $3.1875 per share (the open market closing price on July 26, 2000) in 3 tranches between July 28, 2000 and September 27, 2000. The net proceeds we received from this transaction were $29.7 million. Under the second agreement Volendam agreed to invest a further $30 million in the equity of Madge.web N.V. The latter was exercisable during November and December 2000 at our option and the option was exercised by us on December 21, 2000. Volendam acquired 933,870 Class B Preferred Shares in Madge.web N.V. on January 26, 2001.

         Prior to the Madge.web shares being acquired, on September 26, 2000 Volendam agreed to loan Madge.web up to $30.0 million (the "Loan Agreement") at an interest rate of LIBOR plus 1.5%. When the Madge.web N.V. Class B Preferred shares were issued to Volendam on January 26, 2001, Volendam effectively waived the repayment of the principal amount of the loan we had drawn down at the time ($28.0 million) and paid us the final $2.0 million due. They were entitled to offset these sums under the Loan Agreement.


11.      COMMITMENTS


Capital Lease Obligations and Operating Leases

         In connection with our business combinations, and restructurings, future payments of certain duplicate office leases have been charged to expense as part of the special charges. Such lease payments are also included within the table below. Gross rental expense for continuing operations was $5,805,000 in 2000 (1999 - $6,274,000, 1998 - $9,505,000). Gross rental expense for discontinued operations was $3,581,000 in 2000 (1999 - $2,928,000). Sublease rental income for continuing operations was $2,396,000 in 2000 (1999 - $2,310,000, 1998 - $2,823,000).

         Madge's principal operating leases are for office buildings. In most cases, it is expected that the operating leases will be renewed or replaced by other leases in the normal course of business.

         At December 31, 2000, future minimum gross rental payments and sublease rental income under lease that have initial or remaining non-cancelable lease terms in excess of one year are as follows:


                                                         Capital leases     Operating leases
Year ended December 31, (in thousands)                                     Gross     Sub-lease
                                                                          Rentals     Rentals
2001                                                         $   738      $ 4,928     $ 3,261
2002                                                             616        5,717       3,558
2003                                                             146        5,629       3,259
2004                                                              90        4,498       1,994
2005                                                              --        4,395       1,994
2006 and thereafter                                               --       27,034       2,755
                                                             -------      -------     -------
                                                Total        $ 1,590      $52,201     $16,821
                                                                          =======     =======
             Less amount representing interest                   209
                                                             -------
             Less current portion of lease obligations           629
                                                             -------
             Long-term portion                               $   752
                                                             =======


         Amounts estimated to be paid under commitments for capital leases and gross rental payments for the discontinued operations have been accounted for as at December 31, 2000.

         As of December 31, 2000 the gross amount of assets held under capital leases included in property and equipment, principally computer equipment, was $1,899,000 with accumulated amortization of approximately $477,000.

12.      OBLIGATIONS


         As at December 31, 2000 we had obligations to Freedom to continue our direct relationship with Kbyte Hibbing Manufacturing, one of the main component suppliers of the video networking business. However we do not intend to place any more purchase orders for these components and will not be entering into any new purchase orders once the existing ones in place have been used up which we estimate will be by the end of July 2001. For further details see Item 5 "Operating and Financial Review and Prospects".

         We also had obligations to Inktomi Corporation for our maintenance contracts for the Madge.web business until 2005. These contracts are renewable annually. We will be attempting to transfer these contracts with our Madge.web business when a purchaser has been secured. Assigning these contracts to a third party requires Inktomi's written consent; however, if we sell the shares in the Madge.web company that holds these contracts, they will be transferred automatically.

13.      INCOME TAXES


         Significant components of the deferred tax assets at December 31, 1999 and December 31, 2000 (in thousands) were as follows:


                                                                     1999          2000
                                                                   --------      --------
         Current deferred tax assets:
                 Net operating losses                              $ 69,351      $ 75,621
                 U.S. research and development  credits               1,629         1,629
                 Warranty accruals                                    1,717         1,134
                 State tax and employee benefit accruals                320           (64)
                 Allowances for bad debts                             1,998           433
                 Other general provisions, net                        4,833         1,818
                                                                   --------      --------
         Total current deferred tax assets                           79,848        80,571
         Less valuation allowance for deferred tax assets           (79,804)      (80,532)
                                                                   --------      --------
         Current deferred tax assets after valuation allowance           44            39
                                                                   --------      --------
         Net deferred tax assets                                   $     44      $     39
                                                                   ========      ========


         At December 31, 2000, we had net operating loss carry-forwards of approximately $232 million world-wide with various expiration dates in different countries. In addition, we have research and development credits in the United States of approximately $1.6 million that expire in the years 2002 to 2012. For financial reporting purposes, a valuation allowance has been recognized to offset all deferred tax assets related to the carry-forwards as it is not certain that the carry-forwards will be utilized before their expiration dates.

         For financial reporting purposes, income (loss) before income taxes from continuing operations includes the following components:


         Year ended December 31, (in thousands)       1998          1999         2000
                                                    --------      --------      -------
         United Kingdom                             $ 11,663      $ (4,631)     $(4,142)
         United States                                (4,486)      (15,825)      (4,540)
         Israel                                      (19,321)           --           --
         Rest of World                                59,173        15,692        6,676
                                                    --------      --------      -------

         Total                                      $ 47,029      $ (4,764)     $(2,006)
                                                    ========      ========      =======


         Significant components of the provision (benefit) for income taxes attributable to continuing operations are as follows:

         Year ended December 31, (in thousands)      1998        1999         2000
                                                   --------    --------     --------
         Current:
            United Kingdom                         $   (237)   $   (508)    $    119
            United States                                27          --           --
            Israel                                     (208)         --           --
            Rest of World                             3,370       1,111           82
                                                   --------    --------     --------
            Total current                             2,952         603          201
                                                   --------    --------     --------

         Year ended December 31, (in thousands)      1998        1999         2000
                                                   --------    --------     --------
         Deferred:
            United Kingdom                               --         335           --
            United States                                --          --           --
            Israel                                      184          --           --
            Rest of World                               (51)         --
                                                   --------    --------     --------
            Total deferred                              133         335           --
                                                   --------    --------     --------
                                                   $  3,085    $    938     $    201
                                                   ========    ========     ========


         The following table presents the differences between The Netherlands tax rate and the effective tax rate:

         Year ended December 31, (in thousands)          1998       1999       2000
                                                        ------     ------     ------
         The Netherlands statutory tax rate (benefit)     35.0%     (35.0)%    (35.0)%

         Utilization of net operating losses             (10.0)    (318.1)    (508.3)
         Higher effective rates in other countries         0.3        7.1        5.6
         Lower effective rates in other countries         (4.4)        --      (47.7)
         Losses, not utilized                             40.5      141.7      351.1
         Non-deductible expenses                         (54.8)     224.0      244.3
                                                        ------     ------     ------

         Effective tax rate (benefit)                      6.6%      19.7%      10.0%
                                                        ======     ======     ======


14.      OTHER ACCRUED LIABILITIES


         Other accrued liabilities in the balance sheet consist of:

         As at December 31, (in thousands)          1999         2000
                                                  --------     --------
         Corporate accruals                       $ 20,808     $ 11,237
         Warranty accruals                           5,990        3,881
         Connect accruals                            9,448        9,821
         Restructuring and integration accruals      9,321        4,563
         Other accruals                              2,503        1,046
                                                  --------     --------
                                                  $ 48,070     $ 30,548
                                                  ========     ========


15.      SHAREHOLDERS' EQUITY


         In addition to common shares we have the following authorized shares: 2 million Preferred A shares at 1 NLG par value and 2 million Preferred B shares at 1 NLG par value. There were no preferred shares issued or outstanding at December 31, 2000 or 1999.

         We have no retained earnings under either Netherlands law or U.S. generally accepted accounting principles as of December 31, 2000. In the future, our earnings available for distribution by way of dividends will be determined in accordance with the laws of The Netherlands in the financial statements of the parent company, Madge Networks N.V.

         The number of common shares issued and outstanding was 53,928,726 and 40,511,345 as of December 31, 2000 and 1999, respectively. During 2000 we issued 729,316 common shares under our share option plans, 612,402 under our Employee Share Purchase Plan, 2,663,900 through a public offering in the first quarter and 9,411,763 to Volendam in the third quarter of 2000. As of March 31, 2001, the number of common shares issued and outstanding was 54,167,811. During the three months ended March 31, 2001 we issued 224,635 common shares under our Employee Share Purchase Plan and we issued 14,450 common shares under our share option plans.


16.      SEGMENTAL INFORMATION AND SIGNIFICANT CUSTOMERS


         Our businesses are organized, managed and internally reported as separate services and products segments which are reportable under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. In 2000 we made certain changes to the composition of our reportable segments and operated through three subsidiary groups, Madge.connect, Madge.web and Red-M. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Madge.web is a global supplier of rich content applications, content distribution and managed network services. Red-M is a pioneering developer of Bluetooth networking solutions that enable access to a range of voice, video and data from a range of mobile devices. Segmental information for 1998 and 1999 has been restated to reflect the new segment composition. Our centralised services are reported under Corporate and other.

         Lannet, Madge's ethernet division, was disposed of in the third quarter of 1998 and is included as a reconciling item between the results reviewed by the chief operating decision maker and the reported results in the tables below.

         We are an integrated enterprise characterized by substantial inter-segmental co-operation, cost allocation and inventory transfers. Therefore, management does not represent that these segments, if operated independently, would report the operating income and other financial information shown.

BUSINESS SEGMENT INFORMATION

Year ended December 31,           Connect       Red-M        Corporate       Total          Web          Total
(in thousands)                   Products      Products      and Other     Continuing     Services      Company
                                                                           Operations
                                                                               per
                                                                            Financial
                                                                           Statements
                                 ---------     ---------     ---------     ----------    ---------     ---------
NET SALES
2000                             $ 125,909            --            --     $ 125,909     $  41,216     $ 167,125
1999                             $ 166,677            --            --     $ 166,677     $  29,475     $ 196,152
1998                             $ 301,372            --            --     $ 301,372            --     $ 301,372

SPECIAL CHARGES
2000                             $     882            --     $  (3,500)    $  (2,618)           --     $  (2,618)
1999                             $  (7,565)           --            --     $  (7,565)           --     $  (7,565)
1998                                    --            --     $ (34,837)    $ (34,837)           --     $ (34,837)

OPERATING INCOME (LOSS)
2000                             $   9,006     $ (12,079)    $   1,777     $  (1,296)    $(107,662)    $(108,958)
1999                             $  (6,297)           --     $    (662)    $  (6,959)    $ (34,611)    $ (41,570)
1998                             $  11,960            --     $  31,797     $  43,757     $  (2,895)    $  40,862

LONG-LIFE ASSETS
2000                             $  17,135     $     463     $   5,912     $  23,510     $   4,208     $  27,718
1999                             $  32,724            --     $   8,382     $  41,106     $  55,804     $  96,910
1998                             $  20,626            --     $   5,589     $  26,215            --     $  26,215

Year ended December 31,           Connect       Red-M        Corporate       Total          Web          Total
(in thousands)                   Products      Products      and Other     Continuing     Services      Company
                                                                           Operations
                                                                               per
                                                                            Financial
                                                                           Statements
                                 ---------     ---------     ---------     ----------    ---------     ---------
DEPRECIATION AND AMORTIZATION
2000                             $  13,880     $      30     $   1,876     $  15,786     $  13,526     $  29,312
1999                             $   8,815            --     $   1,096     $   9,911     $   7,828     $  17,739
1998                             $  21,603            --     $     627     $  22,230            --     $  22,230

ADDITIONS TO LONG-LIFE ASSETS
2000                             $     205     $     903     $     494     $   1,602     $  47,048     $  48,650
1999                             $  24,722            --     $   4,352     $  29,074     $  55,805     $  84,879
1998                             $  11,861            --     $   1,301     $  13,162            --     $  13,162


         The above table is based on management estimates and includes differences to U.S. generally accepted accounting principles, including estimates of costs and allocation of overheads between divisions. Net sales and operating loss from discontinued operations for 2000 includes approximately $10,584 and $32,133, respectively, for the period January 1, 2001 to April 27, 2001.

GEOGRAPHIC INFORMATION

         Information in the table below is presented on the basis required by SFAS No. 131. We are internally managed by service and product business units, not by geographical area as represented in the table below:


         NET SALES FROM CONTINUING OPERATIONS:

         Year ended December 31, (in thousands)       1998          1999          2000
                                                   ----------    ----------    ----------

         United Kingdom sales                      $   33,796    $   24,616    $   22,805
         United Kingdom intra-group sales             128,835        81,102        68,950

         Germany sales                                 52,349        44,148    $   34,833
         Germany intra-group sales                         --         2,107         2,951

         Rest of Europe Sales                          47,564        35,338    $   17,848
         Rest of Europe Intra-group sales              16,635         3,939         1,192

         Americas sales                               101,631        48,324    $   41,566
         Americas intra-group sales                    13,790        17,746         7,327

         Israeli sales - domestic                       3,152            --            --
         Israeli sales - export                        55,379            --            --
         Israeli intra-group sales                        384            --            --

         Rest of World sales                            7,501        14,251         8,857
         Rest of World intra-group sales                3,483         2,557         1,134

         Eliminations                                (163,127)     (107,451)      (81,554)
                                                   ----------    ----------    ----------

         Total                                     $  301,372    $  166,677    $  125,909
                                                   ==========    ==========    ==========

         OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS:

         Year ended December 31, (in thousands)        1998         1999         2000
                                                   --------     --------     --------
         United Kingdom operations                 $ 10,225     $ (6,310)    $ (3,344)
         Germany operations                           1,219          560          300
         Rest of Europe operations                    1,121       (1,316)       4,267
         Americas operations                         (6,317)     (16,341)      (4,628)
         Israeli operations                         (15,027)          --           --
         Rest of World                               52,536       16,448        2,109
                                                   --------     --------     --------

         Total                                     $ 43,757     $ (6,959)    $ (1,296)
                                                   ========     ========     ========

         TOTAL ASSETS:

         As of December 31, (in thousands)       1998          1999          2000
                                              ----------    ----------    ----------
         Continuing operations:
         United Kingdom operations            $   60,245    $  104,532    $   63,974
         Germany operations                        7,287         1,125           403
         Rest of Europe operations                 9,451         8,647        18,951
         Americas operations                      66,860        26,837         6,005
         Israeli operations                           --            --            --
         Rest of World                            80,848       (16,175)       (2,478)
         Discontinued operations                     301        67,532        17,484
                                              ----------    ----------    ----------

         Total                                $  224,992    $  192,498    $  104,339
                                              ==========    ==========    ==========


17.      STOCK-BASED BENEFIT PLANS


         We have reserved a total of 14,500,000 common shares, 500,000 common shares and 3,600,000 common shares for issuance under our 1993 Stock Plan and 1993 Directors' Stock Option Plan (collectively the "Plans"), and 1993 Employee Share Purchase Plan, respectively.

         As of December 31, 2000, options to purchase 4,851,367 common shares were outstanding under the Plans of which options for 2,646,296 common shares were exercisable, with expiration dates ranging from January 21, 2001 to October 16, 2010. An additional 3,807,911 common shares were available for grant under the Plans. Through December 31, 2000 6,340,722 common shares had been issued upon exercise of options under the Option Plans. Each outstanding option at December 31, 2000 entitled the holder to purchase one common share at an exercise price of between $1.625 and $27.875. Share options are generally granted with an expiration date of seven to ten years from the date of grant and vesting normally occurs over a four-year service period.

         As of December 31, 2000, we had issued 3,147,577 common shares and had 452,423 common shares available for future grant under our 1993 Stock Employee Share Purchase Plan.

         We grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. We account for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognize no compensation expense for stock option grants. We have an Employee Stock Purchase Plan under which eligible employees may designate up to 10% of their cash compensation to be deducted each pay period for the purchase of common shares. Twice each year, common shares are purchased with the employees' payroll deductions for the previous six months at a price per share of 85% of the lesser of the market price of the common shares on the purchase date or the market price on the first day of the offering period. We recognize compensation expense for the 15% discount from market price and recorded expense of $203,000 in 2000 (1999-$188,000, 1998 - $1,442,000).

         Share option activity under the Plans and the predecessor plans for each of the three years in the period ended December 31, 2000, was as follows:

                              OPTION EXERCISE PRICE

                                                                                                Weighted
                                                                                                  avg.
                                        $0.000 -      $3.625 -      $6.250 -                    exercise
                                          $3.625        $6.250      $35.8125       Total          price
                                      ------------------------------------------------------------------
Outstanding January 1, 1998              267,364     1,250,790     6,170,693     7,688,847      $   6.98

Granted                                       --            --            --     3,690,667          4.94
Exercised                                     --            --            --      (226,851)         3.24
Canceled                                      --            --            --    (5,078,105)         7.25
                                       ---------     ---------     ---------    ----------      --------

Outstanding December 31, 1998            942,748     2,380,671     2,751,139     6,074,558      $   5.66

Granted                                       --            --            --     2,659,302          3.12
Exercised                                     --            --            --      (164,199)         3.20
Canceled                                      --            --            --    (2,164,595)         5.63
                                       ---------     ---------     ---------    ----------      --------


Outstanding December 31, 1999          2,813,707     2,134,874     1,456,485     6,405,066      $   4.69

Granted                                       --            --            --     1,158,050          4.87
Exercised                                     --            --            --      (729,316)         5.59
Canceled                                      --            --            --    (1,982,433)         4.43
                                       ---------     ---------     ---------    ----------      --------


Outstanding December 31, 2000          1,625,273     2,407,563       818,531     4,851,367      $   4.71
                                       =========     =========     =========    ==========      ========


Weighted average remaining life       7.58 years    7.18 years    4.43 years    6.85 years

Exercisable at December 31, 2000         813,686     1,217,786       614,824     2,646,296

Weighted average exercise price of
options exercisable                        $3.17         $5.19         $7.23         $5.04


         Companies that apply APB No. 25 are required to disclose pro forma net income and pro forma earnings per share calculated as if the measurement provisions of SFAS No. 123 had been adopted in their entirety. The pro forma disclosures include the effects of all awards granted in fiscal years 1998, 1999 and 2000. In management's opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options because such models were developed for traded options that have no vesting provisions and are fully transferable. In addition, stock option pricing models require the input of highly subjective assumptions, including the expected future stock price volatility.

         The fair value of options at the date of grant estimated using the Black-Scholes multiple option model contained the following weighted average ten-year assumptions:

                                                  ----------------------------------
          Year ended December 31,                     1998         1999         2000
                                                  --------     --------     --------
          Expected option term from vest date     3 months     3 months     8 months
          Risk free interest rate                    4.83%        6.62%        5.02%


          Volatility                                   60%          70%          89%
          Dividend yield                                0            0            0


         Using the assumptions listed above, share based compensation costs reduced our income or increased the loss on a pro forma basis to those shown below:

         Continuing operations:

                                                               ------------------------------------------
         Year ended December 31, (in thousands)                   1998            1999            2000
                                                               ----------      ----------      ----------
         Reported income (loss) before income taxes            $   47,029      $   (4,764)     $   (2,006)

         Pro forma compensation expense from stock options          8,044           3,966           2,225
         Pro forma provision (benefit) for income tax               2,522             846             196
                                                               ----------      ----------      ----------
         Pro forma net income (loss)                           $   36,463      $   (9,576)     $   (4,427)
                                                               ==========      ==========      ==========

         Pro forma net income (loss) per share                 $     0.82      $    (0.24)     $    (0.09)

         Discontinued operations:

                                                               ------------------------------------------
         Year ended December 31, (in thousands)                      1998            1999            2000
                                                               ----------      ----------      ----------
         Reported loss before income taxes                     $   (2,895)     $  (34,611)     $ (107,662)
         Loss on disposal of discontinued business                     --              --      $  (41,680)
         Pro forma compensation expense from stock options             --              --             946
                                                               ----------      ----------      ----------
         Pro forma net loss                                    $   (2,895)     $  (34,611)     $ (150,288)
                                                               ==========      ==========      ==========

         Pro forma net loss per share                          $    (0.06)     $    (0.86)     $    (3.22)
                                                               ==========      ==========      ==========


         Based on the above methodology, the per-share weighted-average fair value of options granted during the years ended December 31, 1998, 1999 and 2000 was $2.71, $1.84 and $2.88, respectively.


18.      PENSION PLANS


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

         The amount of contributions expensed by us under these pension plans was $1.5 million for the year ended December 31, 2000 (1999 - $1.5 million, 1998
- $1.3 million).


19.      FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISKS


         Potential concentrations of credit risk to Madge consist principally of trade receivables.

         We sell our products and services to customers in diversified industries worldwide and perform on-going credit evaluations of our customers' financial condition and generally require no collateral. Allowances for potential credit losses are maintained and actual credit losses have been within management's expectation.

         We deposit cash surpluses only with high credit quality banks and institutions. At December 31, 2000 approximately $27.8 million of cash and cash equivalents was held in bank deposits.

         We typically purchase or sell foreign currencies forward one month to hedge expected currency exposure. As at December 31, 2000 no forward foreign exchange contracts were outstanding.


20.      LEGAL PROCEEDINGS


         From time to time Madge and our subsidiaries are involved in disputes relating to claims arising out of our operations in the normal course of business, which disputes may well increase as a result of the financial difficulties and possible liquidation of Madge.web. Among other things, such claims may relate to allegations of patent infringement, employment-related claims, product warranty claims and service claims. If the judgment in the class action litigation filed in the United States District for the Northern District of California in August 1996 were to be successfully appealed by the plaintiffs or the claim made by Terastor against us in September 2000 in the Superior Court of California in the County of Santa Clara were to be decided against us and they were awarded significant damage relief, our results of operations and financial position would be materially adversely affected.


21.      SUBSEQUENT EVENTS


Investment in Red-M

         On April 12, 2001, we secured additional funding for Red-M from outside investors (the "Red-M Investors"). Madge received $8.65 million in exchange for some of our shares in Red-M and the investors also invested a further $21.3 million directly into the Red-M business in exchange for additional shares being issued. As a result of the funding transactions, as of May 1, 2001, we held 49.6% of the voting rights and 41.6% of the equity in Red-M, the Red-M Investors held 49.6% and 57.8% of the voting and equity, respectively, and the management of Red-M held the balance. The Red-M Investors acquired both voting and non-voting shares. The Red-M Investors have the right to convert their non-voting shares into voting shares, thereby probably acquiring voting control of Red-M, upon the occurrence of certain events, including Red-M failing to meet certain revenue and profit targets, Red-M going into liquidation or administration, a change of control of Madge Networks N.V. or its liquidation or administration and the Madge group of companies competing with Red-M. The employees of Red-M have also been offered an opportunity to purchase shares in Red-M. The effect of all these events, together with the fact that all shares issued have certain tag-along, rights of first refusal and pre-emptive rights attached to them and that we, Red-M and the Red-M Investors are seeking further funding from strategic trade investors, mean that our shareholding in Red-M will likely be further diluted over time. There are also certain events, such as the liquidation of Madge Networks N.V. or a change of control of Madge Networks NV., in which we would be required to sell our shares in Red-M to the Red-M Investors, under certain circumstances at a discount to the value at that time.

         We do not have control of the Red-M Board or its operations. Of the seven members of the new Red-M board of directors, we have designated two, the Red-M Investors have also designated two, two directors will be independent non-executives nominated by all parties and the chief executive officer of Red-M is the remaining director. It is possible that additional investors in Red-M may also require board representation. In addition, although certain of the officers of Red-M were formerly employed by Madge, their employment arrangements with Madge have terminated as their employment was transferred to Red-M.

         Since April 12, 2000 Red-M is no longer a subsidiary of the Madge group but is classified as an associated company and we will no longer consolidate the results of Red-M in the accounts of Madge Networks. In accordance with U.S. GAAP, we will account for Red-M under the equity method and we will recognize only our allocable percentage of Red-M's net income or loss on our income statement based upon our holding of the ordinary shares in Red-M, which is currently 100%. We will receive cash only if Red-M pays a cash dividend or makes a distribution to its shareholders. Because Red-M is a start-up venture with minimal revenues and projected net losses, we expect the carrying value of our investment on our balance sheet to decrease.

Madge.web Limited in Administration, Madge SE Asia Pte Ltd in Interim Judicial Management and Madge.web B.V. placed in Insolvent Liquidation.

         On April 27, 2001, May 15, 2001 and June 12, 2001 respectively, Madge.web Limited, Madge SE Asia Pte Ltd and Madge.web B.V. were placed into Administration, Interim Judicial Management and insolvent liquidation, respectively. See Note 2 above for more details.

                                   Schedule II







                               MADGE NETWORKS N.V.
                        VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                 Additions
         Description                        Balance at    Charged to    Charged to     Deductions    Balance at
                                            beginning     costs and       other                        end of
                                            of period      expenses     accounts(a)                    period
         YEAR ENDED DECEMBER 31, 1998
         Allowance for doubtful accounts      6,264         6,597          (865)         (9,392)        2,604

         YEAR ENDED DECEMBER 31, 1999
         Allowance for doubtful accounts      2,604         3,081           695          (2,841)        3,539

         YEAR ENDED DECEMBER 31, 2000         3,539         2,253          (226)         (4,236)        1,330
         Allowance for doubtful accounts

         (a)    Currency translation adjustments

ITEM 19. EXHIBITS

         EXHIBIT INDEX


Exhibit No.                     Exhibit

1.                Articles of Incorporation of Registrant dated September 11,
                  2000.

2.                Not applicable.

3.(i)             Agreement between Cansolt Trustees Limited, as Trustees of a
                  Settlement under a Deed dated March 8, 1990, and Hartland
                  Holdings Limited pursuant to Rule 13d-1(k)(1)(iii) under
                  Securities and Exchange Act of 1934, as amended, incorporated by reference Exhibit 2 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

3.(ii)            Agreement between Cansolt Trustees Limited, as Trustees of a
                  Settlement under a Declaration of Trust dated June 7, 1993 and
                  Volendam Investeringen N.V. pursuant to Rule 13d-1(k)(1)(iii) under Securities and Exchange Act of 1934, as amended, incorporated by reference Exhibit 3 to Robert Madge's Schedule
                  13D Report filed on August 4, 2000.

3.(iii)           Agreement between Cansolt Trustees Limited, as Trustees of a
                  Settlement under a Deed dated March 8, 1990, Hartland Holdings
                  Limited and Landhart Investments N.V. pursuant to Rule
                  13d-1(k)(1)(iii) under Securities and Exchange Act of 1934, as amended, incorporated by reference Exhibit 4 to Robert Madge's
                  Schedule 13D Report filed on August 4, 2000.

4.(a)(i)          *Patent License Agreement dated as of July 1, 1999, between
                  Registrant and International Business Machines Corporation.

4.(a)(ii)         Agreement for the Sale and Purchase of assets dated as of
                  August 31, 1999 between Registrant and Olicom A/S

4.(a)(iii)        Receivables Financing Agreement dated as of October 1, 1999, between Madge Networks Limited and GE Capital Commercial
                  Finance Limited

4.(a)(iv)         Addendum to Manufacturing and Supply Agreement as of December
                  21, 1999, between Registrant and Celestica Ireland Limited

4.(a)(v) Guarantee given by Registrant on various finance leases entered into by Madge.web Limited and Hewlett Packard
                  International Bank Limited dated October 14, 1999.

4.(a)(vi)         *Master Agreement dated as of April 12, 2000, between
                  Madge.connect Holdings B.V. and Vital Network Services LLC

4.(a)(vii)        Loan Agreement dated as of July 26, 2000, between Madge.web
                  N.V. and Volendam Investeringen N.V. incorporated by reference
                  Exhibit 5 to Robert Madge's Schedule 13D Report filed on
                  August 4, 2000.

4.(a)(viii)       Share Purchase Agreement dated as of July 26, 2000, between
                  Registrant and Volendam Investeringen N.V. incorporated by reference Exhibit 6 to Robert Madge's Schedule 13D Report
                  filed on August 4, 2000.

4.(a)(ix)         Registration Rights Agreement dated as of July 26, 2000,
                  between Registrant and Volendam Investeringen N.V.
                  incorporated by reference Exhibit 7 to Robert Madge's Schedule
                  13D Report filed on August 4, 2000.

4.(a)(x)          Subscription Agreement dated as of July 26, 2000, between
                  Madge.web N.V. and Volendam Investeringen N.V. incorporated by reference Exhibit 8 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(xi)         Asset Purchase Agreement dated as of September 29, 2000,
                  between Madge Networks (New Jersey), Inc. and YorkTel
                  Acquisition Corporation.

4.(a)(xii)        Asset Purchase Agreement dated as of September 29, 2000,
                  between Madge Networks (New Jersey), Inc. and Freedom Vertical
                  Technologies Inc.

4.(a)(xiii)       Share Purchase and Registration Rights Agreement dated as of
                  March 28, 2001, between Registrant and Inktomi Corporation.

4.(a)(xiv)        *Investment Agreement dated as of April 12, 2001, between
                  Registrant, Red-M (Communications) Limited, Michael Wilson &
                  Others, Apax Funds and Amadeus Funds.

4.(a)(xv)         Articles of Incorporation of Red-M (Communications) Limited as
                  at April 12, 2001

4.(a)(xvi)        Funding Agreement dated as of April 27, 2001 between
                  Registrant and PricewaterhouseCoopers

4.(c)(i)          Employment Contract for Christopher Bradley


4.(c)(ii)         Indemnification Agreements between Registrant and the
                  following:
                  -     Christopher Bradley
                  -     Michael Fischer
                  -     Alex Vieux


* Confidential treatment is being requested for portions of this Exhibit.

We have not included as exhibits agreements listed in Item 10 - Material Contracts, that relate solely to Madge.web as this business is in the process of being discontinued. Nor have we included any agreements that relate solely to Red-M as this is now an associated company of the Madge group.