Form 20-F
period 2001-12-31
MADGE NETWORKS NV
filed 2002-05-28
CIK 1002210

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                -----------------

                                    FORM 20-F
(MARK ONE)
             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
  -----

   OR

             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    X        EXCHANGE ACT OF 1934
  -----      FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       -----------------------------------------
   OR

             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM                   TO
                                            -----------------    ---------------


Commission file number:                         0-21944
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


             Keizersgracht 62-64, 1015 CS Amsterdam, The Netherlands
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which registered


                                      None
--------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(g) of the Act.


                  Common Shares, par value 0.45 Euro per share
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.


                                      None
--------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


            Common Shares, par value 0.45 Euro per share: 54,037,611
--------------------------------------------------------------------------------
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.   [X] Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected
to follow.   [ ] Item 17 [X] Item 18

                               MADGE NETWORKS N.V.


                                TABLE OF CONTENTS

Forward Looking Statements...................................................     2
Introductory Note............................................................     3

PART I
      Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND                     3
                 ADVISORS....................................................
      Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.....................     3
      Item 3.    KEY INFORMATION.............................................     3
         A.      Selected Financial Data.....................................     3
         B.      Capitalization and Indebtedness.............................     5
         C.      Reasons for the Offer and Use of Proceeds...................     5
         D.      Risk Factors................................................     6
      Item 4.    INFORMATION ON THE COMPANY..................................     17
         A.      History and Development.....................................     17
         B.      Business Overview...........................................     20
         C.      Organizational Structure....................................     34
         D.      Property, Plants & Equipment................................     35
      Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS................     36
         A.      Operating Results...........................................     39
         B.      Liquidity and Capital Resources.............................     44
         C.      Research and Developments, Patents and Licenses, etc........     46
         D.      Trend Information...........................................     46
      Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES .................     47
         A.      Directors and Senior Management.............................     47
         B.      Compensation................................................     48
         C.      Board Practices.............................................     51
         D.      Employees...................................................     52
         E.      Share Ownership.............................................     53
      Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...             54
         A.      Major Shareholders..........................................     54
         B.      Related Party Transactions..................................     55
         C.      Interests of Experts and Counsel............................     56
      Item 8.    FINANCIAL INFORMATION.......................................     56
         A.      Consolidated Statements and Other Financial Information.....     56
         B.      Significant Changes.........................................     57
      Item 9.    THE OFFER AND LISTING.......................................     57
         A.      Offering and Listing Details................................     57
         B.      Plan of Distribution........................................     57
         C.      Share Price and Market......................................     58
         D.      Selling Shareholders........................................     58
         E.      Dilution....................................................     58
         F.      Expenses of the Issue.......................................     58
      Item 10.   ADDITIONAL INFORMATION......................................     59

         A.      Share Capital...............................................     59
         B.      Memorandum and Articles of Association......................     59
         C.      Material Contracts..........................................     59
         D.      Exchange Controls...........................................     63
         E.      Taxation....................................................     63
         F.      Dividends and Paying Agents.................................     69
         G.      Statement by Experts........................................     69
         H.      Documents on Display........................................     69
         I.      Subsidiary Information......................................     69
      Item 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                 MARKET RISK.................................................     69
      Item 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......     70

PART II.
      Item 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............     70
      Item 14.   MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
                 USE OF PROCEEDS ............................................     70
      Item 15.   RESERVED....................................................     70
      Item 16.   RESERVED....................................................     71

PART III
      Item 17.   FINANCIAL STATEMENTS........................................     71
      Item 18.   FINANCIAL STATEMENTS........................................     72
      Item 19.   EXHIBITS....................................................     73

Signatures...................................................................     77

FORWARD LOOKING STATEMENTS


     Our operating results have in the past and may be in the future affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report on Form 20-F express our "anticipation," "belief," "commitment," "expectation," "intention," "goals," "plans" or similar terms, including those regarding:

o    our expected results of operations

o the adequacy of our financial resources and our ability to raise additional financing

o our ability to complete the planned sale of Madge.web's remaining assets and to mitigate Madge Networks liabilities for the discontinued Madge.web business

o the success of plans to reduce our overhead, and in particular our real estate costs

o    the size of markets for our existing and planned products and services

o events that could reduce the value of our Red-M shareholding or dilute our holding in Red-M.

     Such statements as well as other statements that are not historical fact, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties referred to in this Annual Report on Form 20-F under Item 3D "Risk Factors" and elsewhere herein. Actual results, actions or events could differ materially. Risks include, among other factors:

o our continued dependence upon revenue from Token Ring products for the foreseeable future

o our inability to mitigate our obligations in relation to guarantees given regarding the Madge.web business

o that we will not receive the expected level of funds back from the Liquidators of Madge.web

o our inability to maintain our existing sources of capital or raise additional capital we may require and the fact that if we cannot maintain or obtain this funding on commercially reasonable terms, we may not be able to continue as a going concern

o the likelihood that our common shares will be delisted from the Nasdaq National Market

o our ability to reduce our costs, particularly real estate costs, in line with our reduced business

o our dependence upon a limited number of suppliers for our Token Ring products

o our ability to generate revenue from our new wireless products and any further business opportunities

o that economic conditions, particularly in the United States, will not recover in the short term from the recession and the events of September 11, 2001.

     You are urged to carefully consider these factors as well as other information contained within this Annual Report on Form 20-F and in our other periodic reports and documents filed with the Securities and Exchange Commission.

     INTRODUCTORY NOTE


     Madge Networks N.V. ("Madge") is a global provider of advanced network products and solutions to large enterprises and is the market leader in Token Ring networking. Until April 2001, we operated through three subsidiary groups:
Madge.connect, Red-M and Madge.web. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Red-M is a pioneering developer and leading supplier of wireless networking product and software solutions that enable access to a range of voice, video and data from a range of mobile devices and manage the connectivity of mobile devices into fixed networks. As of April 2001 we no longer own a majority of the voting or equity interests of Red-M. Madge.web was a global provider of rich content applications, content distribution and managed network services. As of June 2001, we discontinued the Madge.web business. Madge.connect is, therefore, our only continuing operating business. As part of the restructuring of our business, our Madge.connect and corporate divisions have been combined and will not be reported as separate segments from the start of 2002. Accordingly the use of the term "Madge.connect" will be discontinued during 2002 and the whole company will be referred to as Madge Networks. Throughout this document references to "us", "we", and the "Company" mean Madge Networks N.V. and all its subsidiary companies unless otherwise indicated. Our registered office is at Keizersgracht 62-64, 1015 CS Amsterdam, The Netherlands.


PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     NOT APPLICABLE.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     NOT APPLICABLE.


ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA


     The following selected consolidated financial data is qualified by reference to and should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The statements of operations data set forth below for the years ended December 31, 1999, 2000 and 2001 and the balance sheet data as of December 31, 2000 and 2001 have been derived from the audited consolidated financial statements included elsewhere in this Annual Report, which have been audited by Ernst & Young LLP, independent auditors. The statements of operations data set forth below for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from our audited consolidated financial statements not included in this Annual Report. The statement of operations data includes Lannet Division results to August 27, 1998 inclusive. At that date the Lannet Division was sold. The Madge.web business, which commenced business in 1998, is presented as a discontinued business.

STATEMENT OF OPERATIONS DATA:

YEAR ENDED DECEMBER 31,                           1997        1998          1999         2000         2001
-----------------------                        ---------    ---------    ---------    ---------    ---------
(in thousands, except per share amounts)
 Total sales from continuing operations        $ 384,059    $ 301,372    $ 166,677    $ 125,909    $  70,317
 Total cost of sales from continuing             201,729      147,103       80,564       66,628       32,932
   Operations
 Gross profit                                    182,330      154,269       86,113       59,281       37,385
 Operating expenses:
  Sales and marketing                            116,204       80,644       60,896       37,669       18,062
  Research and development                        67,906       47,663       28,809       15,135        3,741
  General and administrative                      27,542       17,042       10,932       10,391        8,911
  Special charges (gain)                          48,733      (34,837)      (7,565)      (2,618)      (5,112)
                                               ---------    ---------    ---------    ---------    ---------
 Total operating expenses                        260,385      110,512       93,072       60,577       25,602

 Operating (loss) income from continuing         (78,055)      43,757       (6,959)      (1,296)      11,783
  Operations
 Net interest income (expense)                        31        3,272        2,195         (710)       1,533
 Gain on sale of investment in Red-M                  --           --           --           --        7,997
 (Loss) income from continuing operations        (78,024)      47,029       (4,764)      (2,006)      21,313
    before  income taxes and share of losses
    of associate Red-M
 (Benefit) provision for income taxes             (2,052)       3,085          938          201       (2,129)
 (Loss) income from continuing operations        (75,972)      43,944       (5,702)      (2,207)      23,442
   before share of losses of associate Red-M
 Share of losses in Red-M                             --           --           --           --       (1,499)
 Extraordinary charge                                 --        5,226           --           --           --
 (Loss) income from continuing operations      $ (75,972)   $  38,718    $  (5,702)   $  (2,207)   $  21,943

 Discontinued operations:
 Loss from operations of discontinued                 --       (2,895)     (34,611)    (107,662)      (3,473)
  Business
 Loss from discontinued business,                     --           --           --      (41,680)          --
   including provision of $2,780 for
   operating losses during the sale period
                                               ---------    ---------    ---------    ---------    ---------
 Net (loss) income                             $ (75,972)   $  35,823    $ (40,313)   $(151,549)   $  18,470
                                               =========    =========    =========    =========    =========

(Loss) per share from continuing operations:
 Basic                                         $   (1.69)   $    0.87    $   (0.14)   $   (0.05)   $    0.40
 Diluted                                       $   (1.69)   $    0.86    $   (0.14)   $   (0.05)   $    0.40
 (Loss) per share from discontinued
   operations:
 Basic                                                --    $   (0.06)   $   (0.86)   $   (3.20)   $   (0.06)
 Diluted                                              --    $   (0.06)   $   (0.86)   $   (3.20)   $   (0.06)
 Net (loss) income per share:
 Basic                                         $   (1.69)   $    0.81    $   (1.00)   $   (3.25)   $    0.34
 Diluted                                       $   (1.69)   $    0.80    $   (1.00)   $   (3.25)   $    0.34
 Shares used in per share calculation:
 Basic                                            45,085       44,404       40,420       46,672       54,019
 Diluted                                          45,085       44,624       40,420       46,672       54,019

 BALANCE SHEET DATA (in thousands):

DECEMBER 31,                                      1997        1998          1999        2000         2001
------------                                   ---------    ---------    ---------    ---------    ---------
Cash and cash equivalents                      $  62,106    $ 130,494    $  18,417    $  18,405    $   8,549
Working capital (deficiency)                      77,715       87,393      (29,061)     (38,738)     (14,294)
Total assets                                     251,749      224,992      192,498      104,339       46,098
Long-term obligations, net of                     35,239          899        3,563       18,594       11,429
  current maturities
Shareholders' equity (deficit)                 $  99,596    $ 116,393    $  69,176    $ (23,360)   $  (6,998)
Common shares                                     25,892       25,182       23,340       29,146       29,193
Working capital (deficiency) of                       --         (275)      (6,051)     (34,730)      (7,970)
  discontinued operations
Total assets of discontinued operations               --          301       67,532       17,484        5,798

EXCHANGE RATES - US$/GB(POUND)                     1997       1998          1999        2000         2001
------------------------------                 ---------    ---------    ---------    ---------    ---------
Average                                          1.6386       1.6569       1.6194       1.5274      1.4413
December 31, 2001                                1.4480
March 31, 2002                                   1.4240


SIX MONTH HIGH/LOW                               HIGH          LOW
 -----------------                             ---------    ---------
November 2001                                    1.4693       1.4073
December 2001                                    1.4616       1.4135
January 2002                                     1.4569       1.4038
February 2002                                    1.4367       1.4055
March 2002                                       1.4330       1.4086
April 2002                                       1.4641       1.4243

B.   CAPITALIZATION AND INDEBTEDNESS

     NOT APPLICABLE.


C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

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


            RISKS RELATED TO OUR FINANCIAL CONDITION AND OUR BUSINESS


If our assumptions about our future operations are significantly inaccurate, there will be a material adverse affect on our entire business, which could affect our ability to operate as a going concern.


     We believe that our current liquidity levels and committed financial resources are sufficient to meet the needs of our ongoing operations at least through the second quarter of 2003. However, our belief is based on the following assumptions, some or all of which may not prove accurate, in which case, we would need to raise money sooner and there would be substantial uncertainty about our ability to continue as a going concern:

o    that we meet our planned revenue targets going forward;

o that we will be able to mitigate substantial liabilities under the operational guarantees that we made on behalf of Madge.web, the maximum amount of which we estimate to be approximately $12.6 million as at December 31, 2001 for equipment leases and loans, leasehold improvements and property leases;

o that a total of approximately half of the funds provided to PricewaterhouseCoopers (the "Administrators" or the "Liquidators") will be returned to us and that the majority of that amount is repaid by the end of 2002;

o that our currently available sources or similar sources of funding will remain available to us;

o that we will generate some limited revenues from new business opportunities during the second half of 2002;

o that the further reductions in our overheads we are making, in particular our real estate costs, will be sufficient to cause Madge Networks to maintain positive cashflow in 2002; and

o that we will be able to sell the remaining assets of Madge.web and not have to put Madge.web Inc. into liquidation.

     If further liquidity is required, we will attempt to raise additional funds through working capital financing and other sources of finance such as bank credit. We might also seek to pledge our shares in Red-M, although our ability to pledge our shares in Red-M is subject to certain contractual restrictions that could affect our ability to do so and the amount of money that could be raised on such security. We may also, at a later stage, attempt to raise additional funds through private placement of our shares, but if our common shares were to be delisted from The Nasdaq National Market, as we expect, and are listed on either The Nasdaq SmallCap Market or the Over-The-Counter-Bulletin-Board, we would find it more difficult to raise funds through an equity offering of our shares.

If we are unable to fully dispose of the remaining Madge.web liabilities, the options we will be faced with will all have a material adverse effect on our business.

     Despite our efforts, we have yet to dispose of three major property leases (two in the United Kingdom and one in lower Manhattan in New York City) and a large equipment lease facility. During this sale process we have continued to use these assets in order to reduce their overall cost to us. In the New York City facility, we have maintained a discontinued, non-core business that operates as the NY DataCenter. If we are unable to dispose of these assets by the end of June 2002, we will either have to wind up Madge.web Inc. or continue to operate this limited business until sold. In either case we will have to increase the provisions we made for discontinued operations, which is likely to have a material adverse effect on our results of operations and financial position.

Claims by suppliers or customers of Madge.web have been made against Madge Networks.

     As Madge.web Limited and Madge SE Asia Pte Ltd have both been placed into Insolvent Liquidation and Madge.web B.V. has been declared bankrupt, debts due to their suppliers and customers are still being assessed. Madge.web has also ceased to support substantially all of its operations, the only exception to this being the limited business operated by Madge.web Inc. in the United States which is being funded as obligations of Madge.web and Madge Networks are being settled. As a result, claims have been made, and may be made in the future, against Madge Networks under the terms of operational guarantees given by or contracts entered into by Madge Networks and otherwise. If one or more significant claims are successful, our business and resources will be materially adversely affected. Customers, suppliers or former employees of Madge.web could also attempt to bring claims against Madge Networks' group of companies. Work has been done to reduce these potential claims but many still exist and could still have an adverse effect.

We are expending a lot of time and resources on Madge.web matters and need to be in a position where we can focus more on forward looking matters.

     Some of our employees are involved in the winding up of the Madge.web business, the sale of assets, the restructuring of the company and the mitigation of the remaining liabilities that related to the Madge.web business. This work needs to be done but is not allowing a number of individuals to focus on existing or possible new lines of Madge business in order to generate further revenue.

We will be dependent upon revenue generated by our Token Ring business for the foreseeable future.

     Following the discontinuation of Madge.web and because since April 2001 we hold only an equity investment in Red-M, we are totally dependent on sales and licensing of Token Ring products and technology for revenues. We depend upon the continued market acceptance of Token Ring and related technologies. Our total sales of Token Ring products have declined over the last five years and have declined steadily from $22.0 million in the first quarter of 2001 to $12 million in the fourth quarter of 2001. We expect Token Ring sales to continue to decline as companies turn to other technologies. Although we are working on new revenue opportunities and have recently launched a new wireless product range, we do not expect to generate revenue from these new products until late in 2002, if at all.

Our ability to maintain our revenues and continue as a going concern depends on overall demand for computer hardware, which, in turn, has been affected by the overall slowdown in general economic conditions.

     The nature and extent of the effect of the current economic climate on our ability to sell Token Ring products is uncertain. We experienced some downturn in business in the third and fourth quarters of 2001 that we believe was probably attributable to the terrorist attacks on the United States committed on September 11, 2001. Along with this, there has definitely been a softening of demand for computer hardware caused by weakening of the economy and this could further accelerate the decline in our revenues and could also affect our ability to continue as a going concern. We anticipate this economic slowdown will also make it more difficult to generate revenue from our newly launched wireless product line and any further new product releases.

Our ability to generate revenue from our newly launched wireless products will be key to our success in 2002.

     In May 2002, we launched a number of new wireless networking products, which we hope to ship by the end of the second quarter 2002. We are also considering other new product lines and assessing, supplying and marketing such new product lines has, and will continue to take time. In our budget we rely upon making limited revenues during the second half of 2002 in our new wireless networking products. There can be no guarantee that we will gain market acceptance for these new products or that we will be successful in our attempts to sell and market them to our existing customer base. Some of our new wireless networking products contain third party technology and we rely upon the companies we partner with to supply and support such products. This will probably be true of future new products we launch.

     We may also enter into agreements to obtain products from another manufacturer or manufacturers from resale on a Madge labeled or Original Equipment Manufacturer ("OEM") basis. We are dependent in any such arrangement upon the manufacturer of these products to provide us with timely shipments of quality products on a cost effective basis, and may also depend upon our OEM supplier for technology, intellectual property indemnification, support and other assistance. There is no guarantee that an OEM supplier can or will continue to provide such things on a cost-effective basis or that such relationships will last if our product strategy changes.

We rely upon third party manufacturers and suppliers for our products and if they fail to perform, for whatever reason, our business would suffer.

     We have secured an alternative source of supply for our products, Sanmina SCI and have moved away from Celestica as our sole subcontract manufacturer. We have used Sanmina SCI for a number of months and to date, have found them able to supply quality products to us on a timely basis. Our business would suffer if there were any disruption in supply of our products or problems with the quality of the products received from our new supplier. Our reliance upon third-party manufacturers and suppliers involves several potential risks, including the absence of adequate capacity, cost and our ability to meet demand. In the event that a significant subcontract manufacturer or a significant supplier were to become unable or unwilling to continue to manufacture our key products in required volumes, we would be required to identify and qualify acceptable additional sources for our products or to manufacture the products ourselves. The identification and qualification process could lead to further delays and additional costs and no assurance can be given that additional sources would become available to us on a timely basis or that we could manufacture such products ourselves on a timely or cost-effective basis. In addition, the volume of business we do with our suppliers has decreased substantially over the last three years, which could reduce the level of service we receive from them and going forward will have an impact on price as we will likely not have the benefit of larger volume discounts when we buy components.

Loss or modification of relationships with third-party distributors and resellers would harm our operations and sales.

     Substantially all of our sales are fulfilled and distributed world-wide through a network comprised of distributors, value-added resellers and original equipment manufacturers. Our indirect distribution channels vary from country to country. In the United States, the majority of our products are sold through two major national distributors, Ingram Micro, Inc. and Tech Data Corporation, Inc. In Europe, Asia and other markets, we sell our products through distributors and direct resellers. Over the last two years we have undertaken a restructuring of our channel relationships world-wide and substantially reduced the number of channel partners and third party sales agents we deal with directly in order to streamline our business to reflect the declining Token Ring market. Any contracts we have with our channel partners and third party sales agents are typically not long-term. The loss of a distributor or reseller or a sales agent in a particular region, including if they suffer financial difficulties, could impair our operations in that region, as we have seen in Europe following the insolvency of two of our major distributors, Landis and Syscotec in the first quarter of 2002. Any resulting declines in sales would decrease revenue. Until alternative distribution channels could be established, if at all, our business would suffer. The loss of key sales personnel, in certain regions, including sales agents, would also affect our ability to manage our distributors and resellers and continue to secure revenue from them.

If we fail to maintain or establish new relationships with parties that agree to resell our products on an original equipment manufacturer basis, our revenue will decrease.

     We anticipate that a substantial portion of our future revenue will be derived from sales to customers that integrate our products into their own or resell our products under their own brand names. Therefore, our revenue will be increasingly dependent upon the ability and willingness of these OEMs to promote products that incorporate our products and technology. The ability and willingness by OEMs to do so is based upon a number of factors, including:

o our timely supply of products with the required reliability, functionality, speed and performance at acceptable prices;

o the compatibility of our technology with emerging and changing industry standards and with the products being developed by the potential OEM partners;

o    general industry competition; and

o    overall economic conditions, in particular, the state of the P.C. market.

     Many of these factors are beyond our control. Additionally, these customers may have profitability or other incentives to promote internal solutions or competing products in lieu of products incorporating our technology. Sales by these customers also could compete with our products, possibly impacting our sales, reducing margins and adversely affecting the marketability of our products. If we were unable to promote sales through these manufacturers our revenues would decrease and could have a material adverse effect on our business.

We are dependent upon a limited number of product suppliers.

     The chipsets and components used in certain of our Token Ring products are currently available only from a single source or limited sources. For example, the ASICs we have designed that are used in certain of our Token Ring adapter card products are currently available only from NEC Corporation. The nature of the high technology components business is such that the vendors supplying such chips and components are few and it takes time and effort to identify and qualify alternative sources for such components. While our operating results have not, to date, been materially adversely affected by any shortages, we have experienced delays in the receipt of certain of our key components and this may be exacerbated by moving to a new subcontract manufacturer. The inability to obtain sufficient key components as required, or to develop alternative sources as we anticipate could be required in the future, could result in increased costs and delays or reductions in product shipments, which, in turn, could have a material adverse effect on our results of operations. Texas Instruments withdrew its Token Ring components from the market in June 2000. We used a number of the Texas Instruments components and have purchased a sufficient number of these components to meet our anticipated sales through 2002. There are now substitute product ranges available that do not use such components, so we expect to be able to transition our customers to these products.

Our products or services may contain defects that may cause us to incur significant costs, divert our attention from our core business and/or result in the loss of customers.

     Information Technology products frequently contain undetected software and hardware defects when first introduced or as new versions are released. Our products are complex and defects may occasionally be found. In addition, such products are often embedded in or deployed in conjunction with customers' products, which incorporate a variety of components and software produced by third parties. We may on occasion sell products that are manufactured wholly or partly by others and for which we lack resources and familiarity to trouble-shoot effectively. As a result, when problems occur, it may be difficult to identify the source of the problem. If problems are found in our products, we may divert resources to address the problem and may incur significant damages or warranty and repair costs. We may divert the attention of our engineering personnel from product development and we could face significant market acceptance or customer relation problems or the loss of customers. These issues will also be relevant to the new wireless products we have launched in May 2002. We will be reliant to a large extent on third party suppliers of such products.

     Although the current Token Ring product range is mature, customers report defects from time to time. Because of a loss of research and development staff with the necessary Token Ring product expertise caused by customary attrition, restructuring and personnel movements to Red-M, we may encounter technical issues that we are unable to remedy in a timely fashion. Although Red-M has retained some of our Token Ring research and development skills that we may be able to have temporarily re-deployed to work for us in order to resolve any technical problems with our products, we cannot be assured that any such re-deployment will be possible, timely or effective. Our loss of research and development staff will also affect our ability to develop new product lines or expand existing ones. We have however started to build internal research and development capabilities and have established a research and development outsourcing agreement in order to do sustaining engineering on existing products. Both our own and external resources are working on the development of our newly launched products.

Our Token Ring sales could be adversely affected because we have outsourced our technical support function and our customers are now required to pay for support.

     In April 2000, we began outsourcing our technical support function for our Token Ring products to Vital Networks LLC ("Vital"). Vital agreed to provide our customers with certain measurable levels of support until at least April 2005. We believe that Vital has delivered a reasonable service to our customers, who are being moved to a market whereby they are encouraged to pay for the range of technical support services that we had provided ourselves free of charge. As customers only receive a limited service from Vital free of charge, and they have to sign up to a service contract if they would like more services, this may reduce customer satisfaction and could have an adverse impact on our future product revenues. However, as Vital are able to offer a more comprehensive range of services, we believe that customers will, on balance, receive an improved service. Although many customers would prefer to continue with our free service, the chargeable nature of Vital's support services will help to maintain the viability of support for Madge's Token Ring products in the long term, thus helping customers to retain and build upon their investment of Madge Token Ring products. There is a possibility that some customers may decline to pay for support services from Vital, which could have an adverse effect on Token Ring sales, although we do not believe any significant amount of the decline in our Token Ring sales is currently attributable directly to our agreement with Vital. If Vital were to cease business or to withdraw its support for Token Ring, sales of our Token Ring products would be adversely affected and we would need to find a new support partner. Providing support for the newly launched wireless products will be key to their success and we are in discussions with other parties, including our existing channel partners and Vital, to assist us in providing this too.

Returns or warranty costs from our business in excess of our budgeted amounts could harm our results of operations.

     The terms of our reseller and distributor relationships subject us to certain risks. we grant some resellers and distributors limited rights to exchange unsold products for new purchases. Although we allow for projected returns, these allowances may not be sufficient in the future to offset future product returns. In addition, we provide price protection to certain of our distributors. a significant decrease in the price of our products, which exceeds the amounts that we have reserved, could have an adverse effect on our operating results. Moreover, we generally provide a lifetime warranty to users for our adapter cards and a one year warranty on our Token Ring hubs and switches. There can be no assurance that our warranty reserves will be adequate to cover future warranty costs. if any one of these allowances is inadequate, our business could be materially adversely affected.

The strain caused by managing our changing operations and acquisitions has harmed and may continue to harm our business.

     In recent years, we have reorganized our operational and internal reporting structures more than once, including establishing Madge.web in 1999 and Red-M in May 2000, each of which is no longer part of our continuing operations, and reducing headcount on several occasions to better align it with the declining market for Token Ring products. These ongoing restructurings have placed great strain on our operational, management, financial and other resources as well as weakened our ability to retain employees. The current winding up of all Madge.web operations (except the limited business operating in the United States), has also resulted in further job cuts in our corporate function, putting increased strain on those individuals who remain.

     We are continually working towards restructuring our group to create a more simplified business model. As a result, a number of sales and corporate offices world-wide have been or will be closed or substantially downsized as we have moved to a model of using independent sales agents in countries where it is cost-effective to do so either in addition to, or more often, instead of our own employees. Although we believe the use of sales agents will have a lower commercial risk than retaining a direct Madge presence, there can be no assurance that sales will not suffer. The challenge of managing expenses to changing sources of revenue may lead us to adjust further our business priorities and resource allocation.

We depend upon our international operations, which subject us to currency exchange rate fluctuations and other additional risks.

     We are a global company, with our headquarters and most of our operations based outside the United States. We derived approximately $145.0 million, $114.8 million and $44.9 million, or 74%, 73% and 64% of our total net sales from operations outside of the United States in the years ended December 31, 1999, 2000 and 2001, respectively. We expect that international sales will continue to represent a majority of our net sales. A significant portion of our transactions are in currencies other than the U.S. dollar, principally the British pound and the euro. As a result, we are subject to currency exchange rate fluctuations and the associated difficulty of administering business globally. Fluctuations in the value of foreign currencies cause revenue or other numbers tied to the U.S. dollar to change in comparison with similar numbers in previous periods. Due to the number of currencies involved, the constantly changing currency exposures, and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. These exchange rate fluctuations have in the past and could in the future, distort the results of our operations. As well as exposure to currency fluctuations, we as a multinational business, are subject to the risks associated with the greater difficulty of administering business globally, regulatory requirements and other risks, such as import and export licenses, political and economic instability, overlapping of differing tax structures, trade restrictions and changes in tariff and freight rates.

     At certain points throughout 2000 we hedged this exposure by purchasing or selling foreign currencies one month forward. These transactions do not eliminate our foreign currency risks as they involve estimates based on incomplete information. The use of forward contracts was actively reviewed throughout 2000 and 2001 and the decision to hedge using these instruments depended upon our view of the foreign exchange market at the time the decision whether or not to hedge was taken. We did not hedge any of this exposure during 2001 and have not during 2002 to date.

We have experienced fluctuations in operating results and anticipate that these fluctuations will continue.

     We ship products to order and generally operate with little order backlog, although we did experience some product supply issues that caused an order backlog until March 31, 2001. During the rest of 2001, although we had some shortages for lower volume items, we had no shortages that materially affected revenues. There can be no guarantee we will not face such shortages in the future. A significant portion of our operating expenses are fixed expenditures, based primarily on sales forecasts determined months or years in advance. If net sales do not meet our expectations in any period, our operating results will be adversely affected. Moreover, restructuring expenses have strained and will continue to strain our cash resources.

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

     From time to time we have received letters alleging or implying that our products infringe certain patents of third parties, including a letter from each of Lucent Technologies and Acticon Technologies, and may receive similar claims in the future. In July 1999 we entered into a three-year license with IBM whereby we licensed a number of its patents and IBM licensed a number of our patents. There can be no assurance that we will obtain a future license from IBM when this license expires in July 2002 or from any other third party, if required in the future, on commercially acceptable terms or at all. We can similarly give no assurances that third parties will not assert infringement claims against us in the future with respect to current or future products. Any such assertion could require expending significant sums on external advisors fees whether or not the case goes to court, could require the payment of damages, and could require the use of other, more expensive and/or less suitable technology, the development of non-infringing technology or the acquisition of licenses to the technology that is the subject of asserted infringement.

We may not adequately protect our intellectual property, which could increase our costs of sales.

     Our ability to compete successfully depends, in part, on our ability to protect the proprietary technology contained in our products and services. We currently rely on a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect the proprietary rights in our products. We generally enter into confidentiality and/or license agreements with our employees, distributors, customers, suppliers and fellow developers that limit access to and distribution of our proprietary information and also rely upon a number of third party licenses to produce our products. There can be no assurance that these protections will be adequate to deter misappropriation of our technology or independent third-party development of similar technologies.

We do not control Red-M and future events will likely further reduce our holding.

    As of December 31, 2001, we held 39.1% of the issued share capital and 30.9% of the full diluted equity in Red-M, the Red-M Investors and Intel together held 60.1% and 47.4% of the issued share capital and the fully diluted equity, respectively, and the management and employees of Red-M held the balance. Red-M called in a further $2.9 million in committed funds from the Red-M Investors and, as at the end of May 2002, our shareholding had decreased to 37.2% of the issued share capital and 29.7% of the fully diluted equity. Our shareholding in Red-M will likely be further diluted over time. There are also certain events, such as the liquidation of Madge Networks N.V., a change of control of Madge Networks N.V. or if Madge Networks N.V. shares become a tracking stock for Red-M shares (as defined in the Articles of

Association of Red-M), in which we would be required to sell our shares in Red-M to the Red-M Investors and Intel, and under certain circumstances, at a discount to the value at the time.

     We do not have control of the Red-M board or its operations, although certain key decisions require our consent, such as any additional issuance of shares in Red-M, material changes to the business or material capital expenditure. Of the seven current members of the Red-M board of directors, we have designated two (Robert Madge and Kirstie Hallgate), the Red-M Investors have also designated two, the Chairman and a further director are is independent non-executives appointed by all parties and the chief executive officer of Red-M is the remaining director. It is possible that additional investors in Red-M may also require board representation or an observer seat (as Intel has required). Martin Malina, our Chief Executive Officer currently also is an observer of the Red-M Board. In addition, although certain of the officers of Red-M were employed by Madge, their employment arrangements with Madge terminated when their employment was transferred to Red-M early in 2001.

     Since April 12, 2001, Red-M is no longer a subsidiary of the Madge group but is classified as an associated company, and we no longer consolidate the results of Red-M in the financial statements of Madge Networks. Therefore, in accordance with U.S. GAAP, we now account for Red-M under the equity method and recognize our allocable percentage of Red-M's net income or loss on our income statement based upon our equity holding in Red-M. The carrying value of our investment has been reduced to zero and we will recognize no further operating losses. We will recognize our share of profits as, when and if Red-M becomes profitable on a cumulative basis. We will receive cash from Red-M only if Red-M pays a cash dividend or makes a distribution to its shareholders.

The value of our shareholding in Red-M will fluctuate and will affect our ability to realize value from our Red-M shares.

     For accounting purposes, our investment in Red-M is carried at a value of zero. Our shareholding in Red-M does, however, have a value, but this value will fluctuate because Red-M operates in the largely unproven mobile-Internet marketplace and the success of this business is dependant upon numerous factors including:

o Red-M's decision to enter into the marketplace for management software for multiple wireless technologies will mean it is spreading its limited resources thinner and the business may suffer as a result;

o Red-M may not develop revenue generating products from its research and development efforts and may fail to establish itself as anything other than a Bluetooth product company;

o Red-M may require additional funding sooner than anticipated if it does not meet its cash flow projections and any additional equity funding will dilute our shareholding further;

o Red-M may not secure development partners, manufacturing subcontractors, key component suppliers and reseller relationships it will need if it is to become successful;

o Red-M's ability to ensure compatibility and operability of Red-M products with products of other leading vendors, as well as with various personal computer architectures and network operating systems;

o Red-M's ability to agree with original equipment manufacturers to promote products that incorporate Red-M's products and technology;

o Red-M's ability to develop products that meet the regulatory and product certification requirements to sell its products, which will be especially complex if Red-M decides to move into the consumer market;

o Red-M's ability to protect its intellectual property and not infringe on the rights of others; and

o    Competition in this marketplace.

         If Red-M fails to generate significant revenues, or to become profitable, for the reasons listed above, or any other reason, the fair market value of our shareholding will decline and we may never be able to realize any value from our Red-M shareholding. Our agreement with the Red-M Investors and Intel restricts our ability to sell or charge our Red-M shares and may well reduce the value we could realize in any sale or pledge of some or all of our interest. We hold ordinary shares in Red-M and the Red-M Investors and Intel hold Series A shares, which have preference rights over funds received in the event of an initial public offering or sale of Red-M.


                     RISKS RELATED TO OUR CAPITAL STRUCTURE

Our common shares may be delisted from the Nasdaq National Market.

     Our common shares trade on the Nasdaq National Market ("Nasdaq"), which has certain compliance requirements for continued listing. We did not satisfy several of these listing criteria and during the second half of 2001 had been in the process of appealing the decision of the Nasdaq to delist us from the National Market. On October 1, 2001 we received notification from the Nasdaq that they would suspend our listing requirements and that we could remain listed on the Nasdaq National Market until January 1, 2002. On February 14, 2002 we received notification from the Nasdaq that our stock price has been below the $3 minimum that is required for our continued listing on the Nasdaq National Market under Maintenance Standard 2. On February 21, 2002 we also received notification from the Nasdaq that we also failed to meet the continued listing criteria to have a market value of $15 million publicly held shares (the "MVPHS requirement"). As our stock price did not close at $3 or over for 10 consecutive trading days before May 15, 2002 we were notified by The Nasdaq on May 16, 2002 that we would be delisted in the next seven days. On May 22, 2002 we filed an appeal against delisting, which effectively stays our delisting pending a hearing. We also intend to apply to have our common shares quoted on the Nasdaq SmallCap Market once we have filed this Annual Report on Form 20-F. We currently believe that we will be able to move to trade on the Nasdaq SmallCap Market and if that fails, onto the Over-the-Counter-Bulletin-Board. If we are delisted from the Nasdaq National Market, as we expect to be, there would likely be a reduction in the liquidity of our common shares and a further adverse effect on their trading price. Lack of liquidity would also make it more difficult for us to raise capital in the future.

Our common share price has been, and is likely to continue to be volatile.

     The trading price of our common shares has been volatile and may continue to be volatile in response to the following factors:

o    a continuing decline in sales of our Token Ring products;

o our financing efforts and our ability to generate revenue from new business opportunities;

o our inability to secure a further return of funds from the Liquidators of Madge.web Limited and to mitigate related Madge.web guarantees;

o    quarterly variations in our operating results;

o    the perception of the value of our Red-M shareholding;

o announcements of technical innovations, new products or services by us or our competitors;

o    investor perception of us, the markets we operate in or the high tech section in general;

o    changes in financial estimates by securities analysts; and

o    general economic and market conditions.

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

     Various trusts established by Robert Madge, our founder and former chief executive officer, owned approximately 53.02% of the outstanding common shares as of March 31, 2002. This percentage takes into account shares subject to options that Mr. Madge holds personally, that are currently exercisable or will be exercisable within 60 days of March 31, 2002. Therefore, the various trustees, if acting as a group, have the power to control matters submitted for shareholder approval, including the election of directors, proxy contests, acquisitions, tender offers, open market purchase programs or other purchases of common shares that could give our shareholders the opportunity to realize a premium over the then-prevailing market price for their shares. At our shareholders' meeting, the shareholders acknowledged Robert Madge's resignation from the Management Board and elected him to the Supervisory Board of the Company. The Supervisory Board then appointed Mr. Madge Designated Supervisory Director. For both these roles Mr. Madge will receive compensation as approved by our shareholders at the shareholders' meeting, including stock options a third of which vested and were exercisable from October 2001 in accordance with the terms of option grants to Supervisory Board members. Mr. Madge personally holds options to purchase common shares, of which options with respect to 0.31% of our outstanding common shares were vested as of March 31, 2002. As per the terms of our employee stock option plan, all the options that Mr. Madge had as an employee have now lapsed. For details of Mr. Madge's proposed severance, see
Item 5 "Operating and Financial Review and Prospects" below.

The pledgee could foreclose upon Madge Networks shares that have been pledged by certain of the trusts established by Robert Madge.

     Of the 28,494,763 shares owned directly or indirectly by trusts established by Mr. Madge, 17,378,000 shares were initially pledged to J P Morgan Securities Inc. (as successor to Hambrecht & Quist LLC) ("JP Morgan") pursuant to a margin loan agreement by Hartland Holdings Ltd., the registered holder thereof, in respect of an $8 million loan. Under that agreement, as revised, events of default allowing foreclosure on the shares include the failure to pay any installment on the loan when due, or if the closing price per common share on the Nasdaq is less than $1.00 per share, as it has been for approximately the last 13 months. We have been advised by Hartland Holdings that Hartland Holdings and JP Morgan have entered into a waiver agreement pursuant to which, subject to certain conditions, JP Morgan waived enforcement of its rights to foreclose on the collateral until November 24, 2003. In exchange for the waiver, JP Morgan obtained a pledge of an additional 6,000,000 shares from Volendam (which are also included among the number of shares described above as owned directly or indirectly by trusts established by Mr. Madge), and a right to share in any increases in the share price above $0.47. Under applicable federal securities laws, JP Morgan could be deemed a beneficial holder of those 23,378,000 shares either separately or together with Hartland Holdings and Volendam. If JP Morgan were to foreclose on all of the pledged shares for any event of default, the number and percentage ownership of shares as at March 31, 2002 would be 5,364,181 and 9.90%, respectively, for Mr. Madge, and 23,378,000 and 43.26%, respectively, for JP Morgan. The interests of JP Morgan could differ from the interests of our other shareholders. Significant sales of shares by JP Morgan or by Hartland Holdings in order to repay its obligations to JP Morgan, and even the possibility of such sales, could significantly adversely affect our common share price.

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


ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT

     Madge Networks N.V. is a public Dutch limited liability company incorporated on April 13, 1993 under the laws of and domiciled in The Netherlands. We are a global provider of advanced networking product solutions to large enterprises and the market leader in Token Ring networking. We operated through three subsidiary groups until April 2001: Madge.connect, Red-M and Madge.web. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Red-M is a pioneering developer and leading supplier of wireless networking product and software solutions that enable access to a range of voice, video and data from a range of mobile devices and manage the connectivity of mobile devices into fixed networks. Madge.web was a global provider of rich content applications, content distribution and managed network services.

     In April 2001 we secured additional funding for Red-M and Red-M became an associate company of Madge Networks instead of a fully consolidated subsidiary company. On April 27, 2001 we announced our plans to seek a buyer for Madge.web and that Madge.web in the U.K. had been put into Administration. On July 19, 2001, we announced that the Administrators had sold the assets of Madge.web's trader voice business in Asia and Europe to Tullett and Tokyo Liberty Plc. (Tullett & Tokyo) and that the sale of Madge.web's IP business as a going concern was unlikely. Madge.web is consequently accounted for as a discontinued business and is not part of Madge Networks continuing business. Madge.web in the U.K. was put into insolvent liquidation on August 17, 2001. Madge.connect is the only continuing operating business of Madge Networks.

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

     In subsequent years, the focus of our business changed as we sold our interest in Lannet and acquired the Token Ring business of Olicom in August 1999 in order to align our product offering in the Token Ring market. Also in 1999, we officially launched Madge.web as our managed network service provider and acquired Gains, an international carrier supplying the financial sector and a subsidiary of Tullett & Tokyo, to give us a head start in developing our Overnet (our private overlay network that bypassed the congestion of the public Internet and incorporated our strategically located network operations centers, data centers and points of presence (PoPs)), to provide a global service to our customers.

     In September 2000, we sold our Video Networking business to Initia, Inc. (formerly YorkTel Acquisition Corporation) ("Initia"), a provider of scalable, multi-service network solutions for video conferencing and distance learning applications, based in New Jersey. This completed the consolidation of the Madge.connect business in Token Ring.

     In May 2000, we launched Red-M as a developer of Bluetooth networking solutions. On April 12, 2001, we secured additional funding for Red-M from Apax Partners Funds, a private equity firm, and Amadeus Capital Partners, a venture capital firm specializing in new technology (collectively, the "Red-M Investors"). The Red-M Investors initially invested $21.3 million directly in exchange for newly-issued shares of Red-M and purchased a portion of our shareholding in Red-M for $8.65 million. In September 2001, Intel Capital Corporation ("Intel") invested approximately $2.9 million in exchange for newly issued shares and then a further $278,000 in November 2001, also in exchange for newly issued shares. Red-M also issued additional shares to the Red-M Investors and Intel as a fee for their placement services in seeking additional strategic trade investors. The Red-M Investors invested a further $2.9 million in May 2002. The Red-M Investors and Intel also agreed to purchase an aggregate of an additional $7.5 million worth of shares in Red-M between January 2002 and April 2002, at Red-M's option, subject to certain conditions including a revenue target being met by Red-M and there being no material adverse change in the Red-M business. Red-M has not met these revenue conditions and to date none of the Red-M Investors or Intel have purchased any of such shares. Red-M also granted the Red-M Investors and Intel a seven-year option to acquire up to an additional $15 million of shares at a price more than one and a half times greater than the initial purchase price of the shares. We hold ordinary shares in Red-M and the Red-M Investors and Intel hold Series A shares, which have preference rights over funds received in the event of an initial public offering or sale of Red-M.

     As a result of these transactions, as of December 31, 2001, we held 39.1% of the issued share capital and 30.9% of the fully diluted equity in Red-M, the Red-M Investors and Intel held 60.1% and 47.4% of the issued share capital and fully diluted equity, respectively, and the management and employees of Red-M held the balance. As at the end of May 2002 the further $2.9 million had been received from the Red-M Investors and so our percentage decreased to 37.2% of the issued share capital and 29.7% of the fully diluted equity. As all shares issued have certain tag-along, rights of first refusal and pre-emptive rights attached to them and we and the other shareholders in Red-M may well seek further funding from strategic trade investors in the future, our shareholding in Red-M will likely be further diluted over time. There are also certain events, such as the liquidation of Madge Networks N.V., a change of control of Madge Networks N.V. or if Madge Networks N.V. shares become a tracking stock for Red-M shares (as defined in the Articles of Association of Red-M), in which we would be required to sell our shares in Red-M to the Red-M Investors and Intel, and under certain circumstances, at a discount to the value at that time.

     We do not have control of the Red-M Board or its operations, although certain key decisions require our consent, such as any additional issuance of shares in Red-M, material changes to the business or material capital expenditure. Of the seven current members of the Red-M board of directors, we have designated two (Robert Madge and Kirstie Hallgate), the Red-M Investors have also designated two, the Chairman and a further director are independent non-executives appointed by all parties, and the chief executive officer of Red-M is the remaining director. It is possible that additional investors in Red-M may also require board representation or an observer seat (as Intel have requested). Martin Malina, our Chief Executive Officer, currently also sits on the Red-M Board, as an observer. In addition, although certain of the officers of Red-M were formerly employed by Madge, their employment arrangements with Madge have terminated as their employment was transferred to Red-M early in 2001.

     Since April 12, 2001 Red-M is no longer a subsidiary of the Madge group but is classified as an associated company and we no longer consolidate the results of Red-M in the financial statements of Madge Networks. In accordance with U.S. GAAP, we now account for Red-M under the equity method and recognize our allocable percentage of Red-M's net income or loss on our income statement based upon our equity holding in Red-M. The carrying value of our investment has been reduced to zero and we will recognize no further operating losses. We will recognize our share of profits as, when and if Red-M becomes profitable on a cumulative basis. We will receive cash from Red-M only if Red-M pays a cash dividend or makes a distribution to its shareholders. In addition, we recognized a gain of $8.0 million on the sale of our portion of our shares for $8.65 million cash.

     On April 27, 2001, we publicly announced that, after 16 months of seeking additional financing for Madge.web, the Board of Madge Networks decided not to further fund the operations of Madge.web and that we were searching for a purchaser of Madge.web. In order to provide for orderly administration of Madge.web and to further the ability to sell it as a going concern, Madge.web Limited in the United Kingdom and Madge SE Asia Pte Ltd in Singapore were put into Administration and Interim Judicial Management, respectively, in accordance with their local laws in processes broadly similar to Chapter 11 in the United States. Madge Networks provided $6.3 million of funding to the respective Administration and Interim Judicial Management processes for these two entities. Following the failure to secure a purchaser for the whole Madge.web business, on June 12, 2001 we received permission from the Dutch courts for an Insolvent Liquidation of Madge.web B.V., the Dutch registered European sales subsidiary of Madge.web with branches in France, Germany, Italy and Spain.

     On July 19, 2001 we announced that the Administrators had entered into an agreement with Tullett & Tokyo for the sale of certain assets relating to Madge.web's Trader Voice business in Asia and Europe. The sale provided continuity of employment for a number of Madge.web employees and provided a release for Madge Networks of significant guarantee obligations relating to the Trader Voice business. The majority of the other Madge.web employees were subsequently terminated.

     As of August 17, 2001 and September 14, 2001, Madge.web Limited and Madge SE Asia Pte Ltd, respectively, were put into insolvent liquidation. The Liquidators of Madge.web Limited are continuing to collect the debts of Madge.web Limited and seek purchasers for its other remaining assets and will then assess the amounts of money to be returned to the creditors. Madge Networks currently only has funding obligations to Madge.web Inc. in the United States, which operates the NY DataCenter, until we dispose of or wind down this business, as we are using these assets in order to reduce our overall cost there. Madge Networks has guaranteed the obligations pursuant to a number of property and finance leases that Madge.web took out, which have yet to be settled, sold or terminated. For information about the risks involved in this, see Item 3D "Risk Factors".

     Certain support services such as facilities management, financial accounting and legal services were provided to Madge.connect, Red-M and Madge.web during 2000 by a group services company incorporated in the United Kingdom and also by other companies within the Madge group that are not in the same group as the company to whom the service was being provided. From January 1, 2002 we have consolidated the Madge.connect and corporate functions into one business segment.

     For further information concerning our principal capital expenditures, see
Item 5B "Liquidity and Capital Resources".


B.   BUSINESS OVERVIEW

OVERVIEW

     Madge Networks N.V. ("Madge") is a global provider of advanced networking product solutions to large enterprises and the market leader in Token Ring networking. Until April 2001, we operated through three subsidiary groups:
Madge.connect, Red-M and Madge.web. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Red-M is a pioneering developer and leading supplier of wireless networking product and software solutions that enable access to a range of voice, video and data from a range of mobile devices and manage the connectivity of mobile devices into fixed networks. As of April 2001 we no longer own a majority of the voting or equity interests of Red-M. Madge.web was a global provider of rich content applications, content distribution and managed network services. We have discontinued substantially all activities of Madge.web but use the remaining assets in New York in order to reduce our overall cost, including operating the NY DataCenter, while seeking a purchaser for this business and/or the assets. See Item 3D "Risk Factors" for the risks we face if we are unable to find a purchaser for our remaining Madge.web business. What was Madge.connect is, therefore, our only continuing operating business. We anticipate that the overall size of the Token Ring market will continue to decline in 2002. In a planned series of actions to address this, we have made cuts in what was our Madge.connect and corporate cost base to maintain the profitability of our business as the revenues reduce over time. In addition, we have begun to add what we hope will be further revenue-generating activities over which to spread the cost base and to create a long-term business for the benefits of our customers and shareholders.

     Along with our Madge.connect business, until the end of 2001 we operated a corporate function to provide services to our Madge.connect business, to Red-M and to the remaining operations of Madge.web. We were reimbursed by Red-M for the services supplied to Red-M through a quarterly fee. Red-M has recently secured alternative methods of receiving a number of the services that our corporate team provided and accordingly as this demand has decreased, we made headcount reductions during the fourth quarter of 2001 and first quarter of 2002. We have made our planned headcount reductions and will be concentrating on reducing our occupancy costs over the coming quarters to exit the space we lease that is excess to our requirements.

     As part of the restructuring of our business, our Madge.connect and corporate divisions have been combined and will not be reported as separate segments from the start of 2002. Accordingly the use of the term "Madge.connect" will be discontinued during 2002 and the whole company will be referred to as Madge Networks.

     Our main business centers are located in New York City, New York in the United States (for the Americas region) and Wexham Springs in the United Kingdom (for the rest of the world).


MADGE NETWORKS

     Madge Networks is a global supplier of Token Ring local area network products that provide product solutions for customers with mission-critical enterprise networks. Customers do not need to radically redesign or replace their existing Token Ring network to have the benefit of latest generation technology. Madge is committed to supporting ongoing needs of Token Ring customers throughout the world. Madge Networks' strategy is to help Token Ring customers to support and develop their current infrastructures, enabling them to easily take advantage of latest generation technologies (including wireless LANs while preserving the business benefits of Token Ring. This value-add strategy will help our customers maximize the return on investment in their current networks, and allows Madge to demonstrate their customer value.


TOKEN RING SOLUTIONS

     Token Ring is a Local Area Network ("LAN") technology that enables our customers to interconnect computer and computer communications equipment in order that they can communicate electronically, access external services and share data and common resources, such as printers. Token Ring is one of a number of LAN technologies available to customers (of our wired products Madge only supplies Token Ring). Token Ring is most likely to be used in larger, enterprise-class accounts that have complex networks that provide a high degree of performance and functionality and are often composed of thousands of computers and internetworking devices using software and hardware from many different vendors.

     We provide Token Ring users product solutions for their LAN infrastructure, from the desktop through to the backbone. Our portfolio of Token Ring products and customer base was increased significantly with the acquisition of the Token Ring business of Olicom A/S in August 1999.

     During 2000 and 2001 we reviewed our Token Ring product portfolio and streamlined our product portfolio to maximize volume efficiency and customer value and to have for more cost-effective inventory management.


Token Ring Adapter Cards

     We provide Token Ring adapter cards for workstations, servers and mobile users. Adapter cards plug into an expansion bus of a personal computer, workstation or server to provide the physical connection to the network cable and to control data exchange over the network. We deliver a range of Token Ring adapter cards for the major industry standard PC bus architectures (PCI, PCMCIA and Cardbus). Our adapter range, offering high performance and high functionality Token Ring connectivity, comprises the following products:


     o The SMART MK4 PCI ADAPTER, which provides Token Ring connectivity at 4Mbps, 16Mbps and 100Mbps (100Mbps Token Ring is sometimes referred to as "HSTR" or "High Speed Token Ring"). In response to market research, we introduced the low profile version of our Smart PCI MK4 adapter in the fourth quarter of 2000, using the same components as the Smart PCI MK4 but modified to the low profile PCI specification. The SMART MK4 LOW PROFILE PCI ADAPTER addresses the increasing demand for low profile PCs and workstations.

     o The RAPIDFIRE 3140V2 16/4 TR PCI ADAPTER offers more cost-effective Token Ring connectivity at 16Mbps and 4Mbps. To further address customer demand for low profile applications, we introduced the RAPIDFIRE 3140 LOW PROFILE PCI ADAPTER in the first quarter of 2002. This new adapter uses the same components as the RapidFire 3140V2 16/4 TR PCI adapter, but modified to the low profile PCI specification.

          Our most recent adapters all use the Ringrunner(TM) family of silicon, which we developed. The RapidFire 3140V1 adapter (which became part of our adapter family following the acquisition of the Olicom Token Ring business in 1999) utilized components that have been discontinued by the manufacturer. To support customer demand for this cost-effective product, we updated this adapter and replaced the discontinued components, the key Token Ring component being replaced by our Ringrunner device. The new adapter (called the RAPIDFIRE 3140V2 16/4 TR PCI ADAPTER, described above) was introduced in the second quarter of 2001. This new product gives our RapidFire 3140 customers continuing supply. The original RapidFire 3140 was discontinued in the third quarter of 2001, although we retained some inventory to support customers who required a longer transition period.

     o THE SMART 16/4 PCMCIA, the SMART 16/4 CARDBUS MK2 and the GOCARD 3221 (PCMCIA) adapters provide connectivity at 16Mbps and 4Mbps for Mobile (Laptop) computers.

     All of our adapters operate with our LAN Support Software ("LSS") (which was previously known as Madge Perspective LAN Tools(TM)), a suite of driver and support software that allows users to run the same software suite across desktops, laptops and servers. This allows easier installation and support of Token Ring networks. This software has helped us with our program of streamlining our product portfolio as this software enables customers to more easily migrate between Olicom and Madge branded adapters and between adapters that support different network speeds. We continue to develop LSS, increasing its functionality and value. In the first quarter of 2002, we announced the latest revision of LSS (LSS 8), which improves adapter selection, installation and optimization.

     During the fourth quarter of 2001, we announced our Linux Open Source driver software. This allows the Linux development, support and appliance community and Linux customers to better take advantage of Token Ring by being able to create and support their Linux Token Ring applications. We also announced the availability of ready-to-run drivers for later Linux revisions for those customers who require a ready to run Linux system, and don't wish to build their own Linux environments.

     In the fourth quarter of 2001, we discontinued the RapidFire 3141 adapter. This adapter featured a fiber optic interface (as opposed to copper) and the same discontinued silicon components as used on the original RapidFire 3140 adapter. Customer demand for fiber optic connected Token Ring adapters has dropped significantly and it was not considered cost effective to design and introduce a replacement product.

     According to the independent market research and intelligence firm Cahners In-Stat ("In-Stat"); we were second to IBM in world-wide unit shipments for Token Ring adapter card products during the first to the third quarters of 2001 with approximately 42% (by volume) of the total Token Ring adapter market share. However, in the higher value segment of 100/16/4 ("HSTR") adapters, we led the market with 89% of all shipments. According to Instat, Madge is the market leader when measuring end user revenues, with 52% for all adapters (91% for 100/16/4 adapters) during the same period. This reflects our added value proposition and focus on Token Ring. In-Stat has told us they will not continue to measure the Token Ring market after the third quarter of 2001.


Stackable Token Ring Hubs

     The Token Ring Hub market is declining faster than other parts of the Token Ring market, and we discontinued manufacture of the Smart range of Token Ring hubs in the fourth quarter of 2000. In the second quarter of 2001 we discontinued our remaining hub products (the OC3000 family, that we offered following the acquisition of the Olicom Token Ring business in 1999).

     Our ongoing strategy for hub applications is the Madge Smart DeskStream(TM) product, which replaces the core functionality of Token Ring hubs and offers greater functionality, performance, manageability, security and customer value.


Token Ring Switches

     In 2001, we offered three families of Token Ring switching products, the Smart Ringswitch(TM), the Madge 8600 and the Smart DeskStream. According to In-Stat we had 52% of the world-wide volume in the Token Ring switching market during the first to the third quarter of 2001, ranking us as the clear market leader. During this period, our products accounted for 44% of end user revenue in this market, according to In-Stat.

o    Smart Ringswitch(TM) Products

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

     Our Smart Ringswitch Plus and Smart Ringswitch Express(TM) Token Ring switches are designed to ease congestion on Token Ring backbones. During 2000 new modules were launched for Smart Ringswitch Plus and Smart Ringswitch Express that enabled their connection to Gigabit backbones and also to Ethernet-connected resources or workgroups. These Smart Ringswitch Uplink Modules allow customers to take advantage of the benefits of Gigabit based and Ethernet resources while maintaining their existing investments in Token Ring. In April 2002 we launched the Smart Ringswitch Express Select(TM), a version of the Smart Ringswitch Express that allows customers more configuration flexibility.

     In 2001 we discontinued the Smart Ringswitch 4-port 16/4 copper module.

     Our Ringrunner family of silicon devices are designed to enable "cut-through" switching for our switch products. "Cut-through" switching allows data to be switched with lower latency delays that can result from "store-and-forward" switching - the alternative to "cut-through" switching. However "cut-through" cannot be used for every switch application.

o    Madge 8600 family

     In the fourth quarter of 2001 we discontinued the 8600 family of switches and the 8300 family of accessories for the 8600. The Madge 8600 family of switches are resilient, stackable switches used for workgroup or small backbone applications. They connect either hubs or individual devices to the network and feature a flexible stacking arrangement to allow customers a choice of configuration. In addition to the products' uplinks (allowing connection to a backbone switch), they provide for the translation between different media types (e.g., Token Ring to Ethernet). We have some remaining inventory of 8600 and 8300 families of products enabling customers for these products to make final purchases.

o    Smart DeskStream Products

     Our Smart DeskStream Token Ring Switches have been designed to replace the function of shared hubs, and to provide the additional benefits of full Token Ring switching for direct PC connections. These products offer more bandwidth for each connection, are more secure and more reliable, and are priced comparable to Token Ring hubs. The Switch also enables the connection of the workgroup to the backbone via a higher speed connection. The adoption of switching technology has allowed Token Ring backbones to deliver increased performance and resilience throughout the network and also gives users the ability to add capacity to the network as demand increases and to design a flexible network that meets their needs. By leveraging the power of installed Token Ring network interface cards, each switched desktop connection can benefit from a dedicated 16 Mbps (full-duplex) of bandwidth to each PC, and the capability of a high-speed uplink to the network backbone. This is a significant increase in the bandwidth available to users on conventional, shared-media Token Ring. In addition, dedicated connections can improve both manageability and reliability and therefore reduce support costs.

     Our Smart DeskStream employs high speed, low latency cut-through switching between user ports to deliver wire-speed bandwidth to every desk, optimizing network-application performance. The highly scaleable stacking architecture offers simple, gradual expansion, as additional network connections are required. A variety of connection modules are available to connect Smart DeskStream to other networks, including 4/16Mbps and 100Mbps ("HSTR") Token Ring, ATM and Ethernet.

     The Smart DeskStream allows workgroups to be instantly upgraded from shared to switched connections without needing re-configuration. It is able to do this because it has auto-speed and media sensing ports and can support both source route and transparent methods of information routing. The Smart DeskStream has allowed us to meet our customers' need for a higher performance and a more strategic solution than traditional shared hubs.


ATM PRODUCTS

     During 2001, we offered the following ATM products:

     o The Collage(TM) family of ATM switch products, which enable the interconnection of ATM networks at speeds of up to 622Mbps. In the fourth quarter of 2001, we discontinued this family of ATM switch products.

     o ATM connectivity modules for the Smart Ringswitch and Smart DeskStream, which enable the integration of Token Ring with ATM backbones. We continue to offer these ATM connectivity modules to support the ATM integration requirements of our customers.


MARKETING, SALES AND DISTRIBUTION

     We have sales offices or local commission agents in regions with market potential for our products throughout the world. In the first quarter of 2001 we engaged Right Source, a third party sales company to provide us with outsourced sales staff in the United Kingdom, France, Italy and The Netherlands and it is our intention to continue the relationship with Right Source through 2002.

     Substantially all of our sales are fulfilled and distributed world wide through a network comprised of distributors, value added resellers and original equipment manufacturers. Our indirect distribution channels vary from country to country. In the United States, the majority of our products are sold through two major national distributors, Ingram Micro, Inc. and Tech Data Corporation, Inc.. In Europe, Asia and other markets, we sell our products through distributors and direct resellers. We continue to review our channel relationships world-wide and change channel partners and third party sales agents we deal with in order to best support the needs of the market. For further details of the risks involved with this strategy and in using a distribution channel generally, see Item 3D "Risk Factors". For the year ended December 31, 2001, one distributor, Ingram Micro, a distributor of our products in the United States, accounted for more than 20% of our consolidated net sales from continuing operations. No other distributor accounted for more than 10% of our consolidated net sales from continuing operations.

     In the fourth quarter of 2001, we launched the Madge Portal (www.token-ring.com) that enables customers globally to purchase Madge Token Ring and complementary products from our resellers online over the Internet. This allows us to maintain sales presence despite reductions in the number of channel partners, Madge sales staff and Madge regional offices. We are also concentrating our efforts on updating and monitoring our end user and partner database with a view to marketing more effectively to our end users and putting them in touch with our channel partners when they want to acquire products. We have successfully engaged with a number of targeted resellers, working with them to establish their online presence on the Portal.

     During 2001, our marketing activities included a web site through which we market our products and services. We also have a separate web site specifically to allow our direct resellers and distributors to order products from Madge via the Internet. We continue to run a variety of marketing campaigns that are designed to attract new customers, communicate with existing customers and partners and to position the benefits of Madge Token Ring products. These marketing activities include telemarketing, postal mailing, electronic communications, channel reward programs, seminars and the production and distribution of sales and technical literature. In addition, we produce an information service in newsletter format that provides an update on matters of market and technical interest to end users of our products. From time to time we also produce "white papers" that deal with broader issues of interest to network managers. During 2001, our broad strategy was to move towards a higher percentage of electronic delivery and engagement in order to increase the cost-effectiveness and efficiency of our marketing activities.

     We derived approximately $116.3 million, $84.3 million and $44.9 million, or 71%, 67% and 64%, of our net sales from operations outside of the Americas in fiscal years 1999, 2000 and 2001, respectively. We expect that international sales will continue to represent a majority of our net sales.


END USERS

     The following list provides a sampling of the diverse organizations world-wide that have purchased our products:

United Kingdom                           Germany, Austria and Switzerland           United States of America
--------------                           --------------------------------           ------------------------
o    Alliance and Leicester Plc          o    ADAC (Automotive Club Germany)        o    Angelo Gordon
o    Arcadia Group Plc                   o    Aesculap (Manufacturer of medical     o    Bank of America
o    Axa Shared Services Ltd                  instruments)                          o    Bank One
o    Bass Brewers Ltd                    o    BASF (Chemical Industry)              o    BC Ferries
o    BMW                                 o    Fiducia (Data processing Center       o    Blue Cross/Blue Shield of Calif.
o    First Direct                             for "Volksbanken")                    o    Dell Corporation
o    Halifax Plc                         o    Informatik Kooperation (Data          o    Disney Corporation
o    HSBC                                     processing Center for Saving Banks)   o    Federal Bureau of Prisons
o    Lloyds TSB                          o    JMMV Justizministerium Mecklenburg    o    Glaxo SmithKline
o    Marks and Spencer Plc                    Vorpommern (Ministry of Justice)      o    Matsushita Avionics Systems
o    Norwich Union                       o    Linde (Technical gases)               o    New York City Transit Authority
o    Royal Bank of Scotland Plc          o    Lufthansa (Airline)                   o    San Diego Zoo
o    Sainsbury's Homebase                                                           o    Social Security Administration
o    Southampton City Council                                                       o    United Airlines
o    Unipart Group Ltd

                                         o    OFD Oberfinanz Direktion              o    US Department of Air Force
                                              (Tax Office)
                                         o    Radio Bremen (Radio Station)
                                         o    SBB (Swiss Railway)
                                         o    Sparkasse Dortmund
                                         o    TK Techniker Krankenkasse
                                              (Health insurance)
                                         o    UPS United Parcel Service
                                         o    Wolf Klimatechnik (Manufacturer
                                              of Air-condition)


CUSTOMER SUPPORT AND SERVICE

     In April 2000 we outsourced the technical support function of our Token Ring products to Vital Networks LLC ("Vital"), a leading provider of service and support for converging networks. Under the agreement Vital agreed to provide all our existing and future Token Ring customers with certain measurable levels of support and training at least until April 2005. Part of our technical support organization and systems and processes were integrated into Vital's Global LAN support organization, enabling it to enhance and expand the support services we offered. See Item 3D "Risk Factors" for the effects this outsourcing may have on our future revenues. Finding the right support partners for our newly launched wireless products we launch will also be a key to their success.


MANUFACTURING

     Our products are manufactured to our specifications by subcontractors and we expect this to continue. In 1998 we sold our Irish manufacturing facility to Celestica, which supplied our products exclusively until we acquired Olicom in September 1999. Olicom used Sanmina SCI in Thailand for certain of its products and we continued to use it. As of the end of March 2002, we have transferred all our subcontract manufacturing requirements to Sanmina SCI, which carries out this work for us from its factories in Thailand and Ireland. Moving to Sanmina SCI has resulted in reduced manufacturing expenses. There is no guarantee that this will continue and as our volume of business decreases, we expect some component costs to increase as we are buying them in smaller quantities.

     Our subcontract manufacturing suppliers not only provide manufacturing and assembly services, but also testing and other activities. We develop detailed test procedures and test specifications for each product and require the subcontractor to use those procedures and specifications before shipping finished products. We pay only for fully tested products meeting our standards.

     We may from time-to-time manufacture products for resale by customers under the customer's own label but the majority of our revenue is from products we have manufactured and resell to our channel partners. For further details on the risks associated with using third party component suppliers and subcontract manufacturers, see Item 3D "Risk Factors".


COMPETITION

     Our products compete on the basis of performance, features and price. Other principal competitive factors include reliability, service, market leadership position and compatibility with users' network architectures and flexibility of use within a user's networking environment.

     Our primary competitor in the market for Token Ring adapters remains IBM, and to a much lesser extent, 3Com Corporation (3Com) and Xircom. According to In-Stat, our world-wide market for Token Ring adapters during the first to the third quarter 2001 was 42% by volumes, and 52% by end user revenue.

     In the Token Ring switching market, our primary competitor is Cisco Systems, Inc (Cisco). According to In-Stat, we had the largest world-wide market share for Token Ring switch port shipment during the first to the third quarter 2001, which was 51% by world-wide shipment volumes (44% by world-wide end user revenues).

     In the market for Token Ring hubs, we principally competed with IBM during 2001, although the market has very significantly declined. During the fourth quarter of 2001, IBM announced the discontinuation of parts of their Token Ring hub family. Although this reflects the continued decline in the Token Ring hub market, this withdrawal presents an opportunity for us to increase our customer base for Token Ring products, specifically the Smart DeskStream, which replaces and enhances the function of shared hubs.

     During the first quarter of 2002, Cisco announced the discontinuation of their 3900, 3920 and 5000 series of Token Ring products. This reflects their strategy to migrate Token Ring users to Ethernet, but does offer an opportunity for Token Ring customer to seek an alternative solution. We feel that other vendors may have underestimated the importance and dependence that some Token Ring customer place on their Token Ring networks. We feel that this further reduction in Token Ring vendors will assist us in sustaining our revenues through 2002 and further.

     IBM is both a key supplier of Token Ring network products and an established vendor of computer and networking systems, products and services to a substantial number of existing and potential end users of our products. IBM and Cisco dominate the market for networking products and from time to time these companies establish strategic working relationships with independent networking vendors. The selection, on a preferential basis, of one or more of our competitors for such relationships, could materially adversely affect our business. In addition to IBM and Cisco, there exists lesser competition from a number of communications and computer networking companies, including 3Com and Nortel, all of which have greater name recognition, more extensive engineering, manufacturing, marketing and distribution capabilities and greater financial, technological and personnel resources than we do. We have also experienced competition from discount providers of Token Ring adapter cards (including brokerage firms) and from other competitive products and technologies, mainly Ethernet.

     We feel that our commitment to supporting and supplying the ongoing needs of Token Ring users is a market benefit to Madge. Although the Token Ring market is in decline, our position will help us to sustain our revenues for 2002 and further. We feel that wholesale migration to competitive technologies (Ethernet) is expensive, risky, disruptive to our customers and largely unnecessary. The recent global economic circumstances have, we believe, increased the necessity within end user companies to invest in essential network enhancements, which may not include migration to Ethernet for many end user customers. We offer these Token Ring customers both products and strategies that allow them to build upon (instead of replacing) their Token Ring infrastructures, thus increasing their flexibility and choice in adopting technologies to meet their developing business needs.

     We have experienced intense price competition in our markets, especially for Token Ring adapter cards, and expect this competition to continue. Increased competition could force us to reduce prices further and could adversely affect our market share and results of operations. New product architectures permitting a significantly lower cost structure or significantly better price/performance characteristics could also increase competition in the markets in which we compete. There can be no assurance that we will be able to compete successfully in the future against existing or potential competitors or successfully adapt to changes in the market for our products.


RESEARCH AND DEVELOPMENT

     We have been reducing our research and development in Token Ring over the last three years given the mature nature of the Token Ring market place. In 1999, 2000 and 2001 our research and development expenditure in Madge.connect was $28.8 million, $8.4 million and $1.2 million or approximately 17.3%, 6.6% and 1.7%, respectively, of total net sales of Madge.connect. Our Token Ring research and development effort has been primarily focused on existing product lines to remove hardware and software defects, as reported by customers for example, and to a lesser extent on developing new product lines. However, we have plans to sustain existing levels of research and development in 2002 in the Token Ring space and to increase our research and development expenditure by developing our new product lines.

     Rapidly changing technology, evolving industry standards and frequent new competitive product introductions characterize the LAN market. A key element of our success will be our ability to ensure continued compatibility and interoperability of our products with products from other leading vendors, as well as with various personal computer architectures and network operating systems. There can be no guarantee we will be able to maintain this compatibility for existing products or develop this compatibility for new products.


DATA PROTECTION RULES

     Data protection rules have been introduced already or are about to be introduced in all our major non-U.S. markets. They are especially prominent in the European Union where the Data Protection Directive (95/46/EU) created a regulatory framework to establish a high level of protection for the privacy of individuals with regard to the processing of personal data and the free movement of this personal data within the European Union. European Union states are free to implement this directive in their own way, which has lead to a diversity of rules across the member states of the European Union and which we expect will make it even more difficult for us to ensure we do not breach these rules. We are continually adapting our operations to ensure we do not fall foul of these rules and other rules governing, e-commerce, databases, electronic signatories, encryption and electronic copyright, but can give no assurance that existing rules or future changes in rules in one or more countries will not impact our business adversely.


NEW PRODUCT OFFERINGS - OUR SMART WIRELESS PRODUCTS

     Since Autumn 2001, our stated intention has been to find revenue opportunities with new growth markets for the Company that would build upon Madge's core values and strengths. In May 2002, we launched a new line of products to provide our customers with a complete wireless solution for local area networking based upon 802.11 wireless LAN protocols. Wireless networking can reduce network running costs, increase staff productivity and improve infrastructure flexibility and these products are to be used by customers in conjunction with their existing Token Ring or Ethernet networks or on a stand-alone basis. The new range of products, which will be available for shipment at the end of the second quarter of 2002, solve the key issues for all enterprises that want to include wireless LAN's as part of their installed backbone networks: security, scalability, multi-vendor support, multi-wireless technology compatibility and integration into their existing wired networks.

     The first four products to be launched in our new wireless product family are:-

     1. Red-M GENOS(TM) scalable wireless software and the SMART WIRELESS ACCESS SERVER(TM), which provide security and wireless LAN management, integration with Token Ring or Ethernet, and integration with access points from multiple vendors.

     2. SMART WIRELESS ACCESS POINT 802.11B(TM), which provides secure 802.11b (11Mbps) wireless connection to the Smart Wireless Access Server or to Ethernet networks.

     3. SMART WIRELESS ADVANCED PCMCIA ADAPTER 802.11B(TM)(11Mbps), providing mobile client connectivity.

     4. SMART WIRELESS PCI ADAPTER 802.11(TM)(11 Mbps), providing desktop client connectivity.

     As part of the Smart Wireless product launch, we also set out our wireless products strategy for 2002 which has further wireless products including a complete family of 802.11a products and enhancements to Red-M Genos, offering greater scalability, improved performance and enhanced resilience.


NY DATACENTER

     Madge.web was a global provider of rich content applications, content distribution and managed networks services that assisted businesses in maximizing the value of their content assets. Madge.web developed a comprehensive suite of integrated services that addressed the three phases of the rich content life cycle - digital content creation, digital asset management and digital marketing. In July 2001, the assets of the Trader Voice business of Madge.web were sold and then we discontinued all remaining services that Madge.web performed. Many of the remaining obligations of Madge.web are guaranteed by Madge Networks. We are using the Madge.web assets in New York City, known as the NY DataCenter, so that we can reduce our overall costs for these assets. We are treating Madge.web as a discontinued business under Accounting Principles Board Opinion No. 30 and intend to discontinue (either by selling or winding up) this limited business as well. For further details and details of the risks involved if we cannot dispose of this remaining business, see Item 4A "History and Development of the Company" and Item 3D "Risk Factors".

     The NY DataCenter has been established at our One State Street premises in New York, and is a provider of disaster recovery, Internet and telecommunication co-location and professional services to business clients. The NY DataCenter facility is designed to meet the high-availability requirement for mission-critical applications. Based in the heart of downtown Manhattan, NY DataCenter is strategically located to serve the financial, technology and media industries.

     The NY DataCenter allows a business to operate uninterrupted during unforeseen disaster, temporary stoppage or sudden expansion in business. As a disaster recovery and business continuity facility, all services including co-location, data backup storage and restoration, distributed network, networking/server equipment, phone system, office space, and technical support are available to keep a business in operation.

     In addition to supporting NY DataCenter customers our highly skilled technical staff carry out a number of engineering functions for Madge Networks new product development program. Our technical staff include both Cisco and Microsoft certified engineers.

     Madge.web holds a direct license to operate international voice services in the United States under a Federal Communications license under section 214 of the Communications Act 1934 (a FCC214 license). All other licenses of Madge.web, have either been sold with the Trader Voice business or allowed to lapse.


RED-M

     Red-M is a leading pioneer in the emerging wirelessware market. Wirelessware intelligence transforms a simple wireless network that provides untethered access to network services into a truly mobile environment. Users have seamless access to managed mobile voice and data services that can be tailored to the users' device, location and access technology. Red-M's core wirelessware solution is called Genos(TM).

     Red-M was announced publicly in May 2000 and has won multiple recognition from the industry and IT press for its development efforts. Red-M was a subsidiary of Madge Networks until April 12, 2001 when we obtained venture capital funding, as a result of which Red-M is now an associate company. For further details, see Item 4A "History and Development".

     Red-M's products and technology includes Genos wirelessware and Bluetooth network infrastructure products (3000AS access server and 1000AP series of access points) and accessories (sold under the brand name of Blade).


THE WIRELESS INDUSTRY

     Red-M believes individuals in the future will have access to personal and business information, the Internet, entertainment, commerce, and data, voice and video communications at any time, any place and anywhere from a variety of electronic devices. Red-M believes access will be provided over broadband wireless networks that liberate individuals from the constraints of cables and offer flexibility and mobility to users. Inside buildings and public concourses Red-M expects the technology to be a combination of 802.11 wireless LAN and Bluetooth, and Red-M is well positioned to provide access to both technologies.

     Bluetooth is being built into many electronic devices. These include computers, PDA's, DVD and MP3 players, camcorders etc. With a Bluetooth network in place, all of these devices will have access to the Internet, a local Intranet and any other communication services offered inside the building. Red-M believes the potential is enormous since it will allow everything from electronic cash payment for m-commerce applications through to the distribution of content and entertainment services (e.g., music to an MP3 player) over a wireless infrastructure inside the building, which could be based upon a Bluetooth or an 802.11 wireless LAN.

SALES & MARKETING

     Red-M envisages selling its products through a channel of system integrators and network operators that will provide a complete communications service to their customers, for which Bluetooth and Red-M's products will be an integral part. The system integrators will supply Red-M products along with third party PDAs and the integration services that will be required to link all elements of the wireless network. Red-M has sales and marketing personnel based in the United Kingdom, United States, Germany and the Scandinavia region.

     To date, shipments have been primarily to application developers. To facilitate these sales and development opportunities, Red-M has launched the m-dev(TM) program, which provides application developers with product, support and information to develop their applications. Red-M is also actively pursuing a number of early-stage pilot and roll-out projects.


MANUFACTURING

     Red-M is currently establishing relationships with suppliers and subcontractors to produce its products and on November 9, 2001, signed an agreement with Flextronics International Cork B.V. for it to produce its products. The products currently produced are of medium complexity in terms of the manufacturing process; however, the test process required to reach the high level of quality and product performance they require is complex. The manufacturing process is further complicated by the availability of application specific silicon required for these products.


COMPETITION

     There are a number of technologies currently being developed in the wireless LAN/Internet space that compete with Bluetooth. The main one is 802.11b. This technology is currently being developed by a number of vendors. Bluetooth has a number of advantages over this technology as 802.11b is for laptop PC's only, is not easily adaptable for PDAs, cannot transmit voice and is expected to be more expensive than Bluetooth to implement. In addition, Red-M can encompass both Bluetooth and 802.11 wireless LANs through its Genos software, which is currently a unique solution that allows devices using these different technologies to operate seamlessly.

     In the Bluetooth market, Red-M competes with other suppliers, some of which are much larger and with greater resources than Red-M. However, different companies have concentrated upon different areas of the Bluetooth market and Red-M believe that its differentiator in the Bluetooth hardware marketplace will be its ability to offer solutions across several key areas, i.e. to provide a secure network, voice compatibility and roaming services along with other value added services.


RESEARCH AND DEVELOPMENT

     In 2001, Red-M incurred substantial costs on research and development. It will face risks to its business if the markets and industry standards for these new Red-M products and services do not develop as expected. The wireless standards are still being defined, and it is crucial that Red-M maintain flexibility in its research and development efforts and be able to influence the development of applications using its hardware to ensure that its interpretation of the wireless standards adopted. If Red-M's research and development expenditures do not result in revenue-generating products or services, its results of operations would be adversely affected, as would be the value of our Red-M shareholding.


INTELLECTUAL PROPERTY

     Our ability to compete successfully depends, in part, on our ability to protect the proprietary technology contained in our products and services. We currently rely on a combination of patent, trademark, copyright and trade secret laws and contractual provisions to establish and protect the proprietary rights in our products. We generally enter into confidentiality and/or license agreements with our employees, distributors, customers, suppliers and fellow developers that limits access to and distribution of our proprietary information, and also rely on a number of third party licenses to produce our products. In some cases the new products we have launched and intend to launch in the future have been developed by third parties for us and are developed upon the understanding that the resulting intellectual property will be assigned to us, but there can be no guarantee of this, nor that the indemnity we have received from the third party developer will adequately protect us from any other third party claim. Similarly, Red-M's ability to protect its intellectual property and get rights from others to use its intellectual property will be key to its success in the market as for us regarding our new products.

     There can be no assurance that these protections will be adequate to deter misappropriation of our technology or independent third-party development of similar technologies. As at December 31, 2001 we held 39 patents, 20 of which are in the United States, and have numerous other applications pending. Red-M is now responsible for its own patent management. There can be no assurance that patents will issue with respect to the pending applications or that any issued patents will be upheld as valid or will prevent the development of competitive products. The laws of some countries do not protect proprietary rights to the same extent as do the laws of the United States. Moreover, our efforts to enable our respective products to adhere to industry standards can limit the opportunities to provide proprietary features that may be protected. In addition, adherence to industry standards may require licensing the proprietary technology of others. This is particularly relevant to Red-M where it participates in a number of special interest groups that require each party to share its patentable information for the benefit of the whole group.

     As is common in the computer networking industry, we are subject to the risk of litigation alleging infringement of third party intellectual property rights. The risks of such an infringement action is particularly high in emerging markets such as wireless. Red-M, along with the majority of companies developing products in this market have made patent applications in an attempt to patent its position and it will take several years for the information about who has patented what to be in the public domain, meaning Red-M could be required to license patents from third parties or re-engineer its product to continue to produce the product portfolio it hopes to have developed by that stage. We have received letters alleging or implying that our products infringe certain patents of third parties, including a letter from each of Lucent Technologies and Acticon Technologies, and may receive similar claims in the future. In July 1999 we entered into a three year license with IBM whereby we licensed a number of its patents and IBM licensed a number of our patents. There can be no assurance that we will obtain a future license from IBM when this license expires in July 2002, on commercially acceptable terms or at all. For further details on the risks involved, see Item 3D "Risk Factors".


MADGE, THE MADGE LOGO, MADGE.CONNECT, MADGE.WEB, COLLAGE, MADGE PERSPECTIVE LAN TOOLS, RINGRUNNER, SMART DESKSTREAM, SMART RINGSWITCH, SMART RINGSWITCH EXPRESS, SMART RINGSWITCH EXPRESS SELECT, SMART

RINGSWITCH PLUS, SMART WIRELESS ACCESS POINT 802.11B, SMART WIRELESS ACCESS SERVER, SMART WIRELESS ADVANCED PCMCIA ADAPTER 802.11B AND SMART WIRELESS PCI ADAPTER 802.11B ARE TRADEMARKS, AND IN SOME JURISDICTIONS MAY BE REGISTERED TRADEMARKS OF MADGE NETWORKS NV OR ITS ASSOCIATED COMPANIES. RED-M, GENOS AND M-DEV ARE TRADEMARKS, AND IN SOME JURISDICTIONS MAY BE REGISTERED TRADEMARKS OF RED-M (COMMUNICATIONS) LIMITED OR ITS ASSOCIATED COMPANIES. OTHER TRADEMARKS APPEARING IN THIS DOCUMENT ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.


C.   ORGANIZATIONAL STRUCTURE

     Until April 2001, we operated through three subsidiary groups, Madge.connect, Red-M and Madge.web each of which have legal entities in different jurisdictions throughout the world.

     During April 2001, we sold some of our shares in Red-M (Communications) Limited to the Red-M Investors as well as issued new shares in Red-M to them and to the management of Red-M. As a result of these transactions, as of December 31, 2001, we held 39.1% of the issued share capital and 30.9% of the fully diluted equity in Red-M, the Red-M Investors and Intel held 60.1% and 47.4% of the issued share capital and the fully diluted equity, respectively, and the management and employees of Red-M held the balance.

     On April 27, 2001 Madge.web Limited was put into Administration under the rules of the English courts and on May 15, 2001 Madge SE Asia Pte Ltd was put into Interim Judicial Management in Singapore. On June 12, 2001 Madge.web B.V. received permission from the Dutch courts for an Insolvent Liquidation. As of August 17, 2001 and September 14, 2001 Madge.web Limited and Madge SE Asia Pte Limited, respectively, were put into insolvent liquidation.

     As at December 31, 2001 all of the legal entities in the Madge group were 100% owned, directly or indirectly, by Madge Networks N.V., except for Madge.web N.V. (which is 93% owned by Madge Networks N.V. and 7% owned by Volendam Investeringen N.V) and Red-M (Communications) Limited (where Madge Networks N.V. held 39.1% of the issued share capital and 30.9% of the fully diluted equity).


     See Item 5 "Operating & Financial Review and Prospects" for further details.

The following is a list of the major subsidiaries and associated companies in the Madge group:

BUSINESS                NAME                                    DOMICILE
--------                ----                                    --------
Madge Networks          Madge.connect Holdings B.V.             The Netherlands
                        Madge Networks Limited                  United Kingdom
                        Madge Networks Inc.                     United States
                        Madge Networks GmbH                     Germany
                        Madge Logistics Limited                 United Kingdom
                        Madge Group Services Limited            United Kingdom
                        Madge Networks AB                       Sweden

Madge.web               Madge.web N.V.                          The Netherlands
                        Madge.web Inc.                          United States

Red-M                   Red-M (Communications) Limited*         United Kingdom
                        Red-M Inc.                              United States

---------------
* After April 12, 2001, became an associate company, not a wholly owned subsidiary. Red-M Inc. is 100% owned by Red-M (Communications) Limited.


D.   PROPERTY, PLANTS AND EQUIPMENT

     Our registered office in The Netherlands is located in Amsterdam and we have approximately 20 other offices around the world, including one active datacenter in New York.

     Our world-wide headquarters are located in Wexham, England where we leased four buildings for 25 years beginning December 1996. On March 28, 2002 we assigned one of these buildings to a third party for the remainder of its term. The leases on the remaining three buildings will expire in 2021, with an option to terminate in 2011. These three buildings comprise approximately 79,000 square feet, approximately 44,000 square feet of which is subleased for periods that expire in 2003 through 2011. We allowed Red-M to occupy approximately 13,000 square feet of this site during 2001, which they vacated in February 2002. We have further consolidated our operations and are looking to sublet a further 22,000 square feet of space in our Wexham Springs site over the coming months.

     Our other major operating site is our Madge.web NY DataCenter in New York, New York, which comprises approximately 17,000 square feet. The lease for this facility expires in February 2015 and is guaranteed by Madge Networks. In line with our intention to discontinue this business, we are only operating this site until we can dispose of it, in order to reduce the overall cost to us of these assets.

     Until December 2001 we had our U.S. headquarters in Milpitas, California, a facility that comprised approximately 2,600 square feet for which the lease expires in 2003. We are currently trying to find new tenants for this building. We have moved our U.S. headquarters to the NY DataCenter.

     We have a number of facilities that we are trying to dispose of that related to our Madge.web operations and for which Madge Networks N.V. has guaranteed the leases. Madge.web had its European network service and support facilities in London, England and Wokingham, Berkshire, England. These comprise an aggregate of approximately 17,000 square feet. The London premises were leased in August 1999 and the lease will expire in September 2007. The Wokingham premises were leased in December 1998 and the lease will expire in December 2013 with an option to terminate in June 2009. We are actively marketing the leases for both buildings but we are currently unsuccessful because of the current difficult real estate market in the United Kingdom.

     Madge.web had entered into a number of other leases for office space as well as its datacenters and Points of Presence ("PoPs") to run the Madge.web Overnet. The vast majority of the leases for these facilities, its datacenters and PoPs have been terminated without liability on Madge Networks. There is still a potential liability for outstanding rental on three PoPs in the United States.

     During 2001 we also reduced a number of other sites that we occupied and have a number of leasehold interests surplus to our requirement, for example in France, Holland and the United States. Such sites total 10,000 square feet. We are actively trying to find new tenants for these sites.

     To the extent that we are not able to transfer Madge.web lease obligations to a new tenant, Madge Networks will retain continuing obligations under the guarantees it has entered into on behalf of Madge.web. Also, as we have scaled back our other functions, we are trying to minimize our liabilities by subletting or assigning our lease obligations but this has been slow in many countries given the state of the world property market and economy generally.

     The vast majority of Red-M staff were located at our Wexham office in England during 2001 and have now moved off site to a facility approximately ten miles away. Red-M also has a few personnel in offices in Germany and the United States that are leased either by Red-M (in the United States) or by other parts of the Madge group (in Germany).

     See Notes 4 and 11 of Notes to Consolidated Financial Statements for additional information regarding our properties and related commitments.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

     Madge Networks N.V. ("Madge") is a global provider of advanced networking product solutions to large enterprises and the market leader in Token Ring networking. Until April 2001, we operated through three subsidiary groups; Madge.connect, Red-M and Madge.web. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Red-M is a pioneering developer and leading supplier of wireless networking product and software solutions that enable access to a range of voice, video and data from a range of mobile devices and manage the connectivity of mobile devices into fixed networks. As of April 2001 we no longer own a majority of the voting or equity interests of Red-M. Madge.web was a global provider of rich content applications, content distribution and managed network services. We have discontinued substantially all activities of Madge.web but use the remaining assets in New York City in order to reduce our overall cost, including operating the NY DataCenter, while seeking a purchaser for this business and/or the assets. See Item 3D "Risk Factors" for the risks we face if we are unable to find a purchaser for our remaining Madge.web business.

     Until the end of 2001 our corporate division provided services to our Madge.connect business, to Red-M and to the remaining operations of Madge.web. We were reimbursed by Red-M for the services supplied to Red-M through a quarterly fee. Red-M has recently secured alternative methods of receiving a number of the services that our corporate team provided and accordingly as this demand has decreased, we made headcount reductions during the fourth quarter of 2001 and first quarter of 2002. We have made our planned headcount reductions and will be concentrating on reducing our occupancy costs over the coming quarters to exit the space we lease that is excess to our requirements.

     As part of the restructuring of our business our Madge.connect and corporate divisions have been combined and will not be reported as separate segments from the start of 2002. Accordingly the use of the term "Madge.connect" will be discontinued during 2002 and the whole company will be referred to as Madge Networks.

     We did experience a downturn in our business in the United States following the events of September 11, 2001 and experienced lower revenues than we had forecast for the United States for the fourth quarter of 2001. The events of September 11, 2001 also had a negative impact on our attempts to find a tenant for our offices and NY DataCenter in lower Manhattan, although we are still continuing this process. We expect sales in the United States to begin to recover in the first half of 2002 and did in fact see a slight recovery in the first quarter of 2002.


RED-M

     In April 2001, we secured additional funding for Red-M. We received $8.65 million in exchange for some of our shares in Red-M and the Red-M Investors also invested a further $21.3 million directly into the Red-M business in exchange for additional shares being issued. In addition, on September 10, 2001, Intel invested approximately $2.9 million in exchange for newly-issued shares in Red-M and a further $278,000 in November 2001, also in exchange for newly issued shares. Red-M also issued additional shares to the Red-M Investors and Intel as a fee for their placement services in seeking additional strategic trade investors. The Red-M Investors invested a further $2.9 million in May 2002. The Red-M Investors and Intel also agreed to purchase an aggregate of an additional $7.5 million worth of shares between January 2002 and April 2002, subject to certain conditions being met. Red-M has not met these conditions and to date none of the Red-M Investors or Intel have purchased any of such shares. We hold ordinary shares in Red-M and the Red-M Investors and Intel hold Series A shares, which have preference rights over funds received in the event of an initial public offering or sale of Red-M. From April 12, 2001 Red-M is classified as an associate company and we no longer have any funding commitment to it. The carrying value of our investment has been reduced to zero and we will recognize no further operating losses. We will recognize our share of profits as, when and if Red-M becomes profitable on a cumulative basis. We will receive cash from Red-M only if Red-M pays a cash dividend or makes a distribution to its shareholders.

     As at December 31, 2001 we held 39.1% of the issued share capital and 30.9% of the fully diluted equity in Red-M. The Red-M Investors and Intel held 60.1% and 47.4% of the issued share capital and the fully diluted equity respectively, and the management and employees of Red-M held the balance. As at the end of May 2002, the further $2.9 million had been received from the Red-M Investors and so our percentage decreased to 37.2% of the issued share capital and 29.7% of the fully diluted equity.


MADGE.WEB

     On April 27, 2001, we publicly announced that, after 16 months of seeking additional financing for Madge.web, the Board of Madge Networks decided not to further fund the operations of Madge.web and that we were searching for a purchaser of Madge.web. In order to provide for orderly administration of Madge.web and to further the ability to sell it as a going concern, Madge.web Limited in the United Kingdom and Madge SE Asia Pte Ltd in Singapore were put into Administration and Interim Judicial Management, respectively, in accordance with their local laws in processes broadly similar to Chapter 11 in the United States. Madge Networks provided $6.3 million of funding to the respective Administration and Interim Judicial Management processes for these two entities. Following the failure to secure a purchaser for the whole Madge.web business, on June 12, 2001 we received permission from the Dutch courts for an Insolvent Liquidation of Madge.web B.V., the Dutch registered European sales subsidiary of Madge.web with branches in France, Germany, Italy and Spain.

     On July 19, 2001 we announced that the Administrators had entered into an agreement with Tullett & Tokyo for the sale of certain assets relating to Madge.web's Trader Voice business in Asia and Europe. The sale provided continuity of employment for a number of Madge.web employees and provided a release for Madge Networks of significant guarantee obligations relating to the Trader Voice business. The majority of the other Madge.web employees were subsequently terminated.

     As of August 17, 2001 and September 14, 2001, Madge.web Limited and Madge SE Asia Pte Ltd, respectively, were put into insolvent liquidation. The Liquidators of Madge.web Limited are continuing to collect the debts of Madge.web Limited and seek purchasers for its other remaining assets and will then assess the amounts of money to be returned to the creditors. Madge Networks currently only has funding obligations to Madge.web Inc. in the United States to operate the NY DataCenter, until we dispose of or wind down this business, as we are using these assets in order to reduce our overall cost there. We continue to pursue and evaluate realistic alternatives in order to reduce Madge Networks' exposure to this liability until we ultimately dispose of it. For the risks associated with us failing to do this see Item 3D "Risk Factors."

     We do not expect that the funds realized by the Administration processes in total will be sufficient to repay the full $6.3 million funding provided by us to the Administrators and Interim Judicial Management. We do not expect to receive any of the $300,000 paid to the Interim Judicial Management in Singapore, accordingly, this amount was written off in September 2001. In late December 2001, we received $1.5 million from the Administrators as part payment of the funding provided. We gave an indemnity to the Administrator for this funding, to refund part or all of this money should further creditors claims be discovered beyond their current expectations or realizations from disposals of the remaining assets prove insufficient. We do not expect to have to refund any of the $1.5 million. In total we expect approximately half of the $6.3 million administrative funding to be returned to us, with the majority of such remaining amount expected to be repaid by the end of 2002.

     In accordance with U.S. GAAP, Madge.web is presented as a discontinued business within this Annual Report on Form 20-F. See Item 4A "History and Development" and Note 2 to the financial statements for additional information with respect to the Administration. In addition, the assets and liabilities of Madge.web at December 31, 2000 were re-valued in light of these events and presented at the value expected to be realized on the sale of the global Trader Voice business as a going concern and on the sale of other assets of Madge.web. We also made a provision of $54.8 million against the future expected losses of the business from December 31, 2000 to the expected date of sale of the global Trader Voice business and against liabilities which would crystallize on our exit of the Madge.web business, which includes operational guarantees given by Madge Networks on behalf of Madge.web that we may be unable to mitigate. As at December 31, 2001 this provision was $15.0 million. The decrease in the provision of $39.8 million related to the utilization of the future losses provision of $34.3 million, payments for operational guarantees by Madge Networks of $4.6 million and funding and other related costs of $0.9 million.


MANAGEMENT CHANGES

     To optimize the current and future business of Madge Networks, a new management team was appointed in July 2001 through internal promotion. Martin Malina, previously Senior VP Lines of

Business, Madge.web, was appointed as our Chief Executive Officer on July 19, 2001 taking the place of Robert Madge who continued as Chairman and President of the Management Board. On October 10, 2001 Martin Malina was elected to the Management Board by the shareholders, Robert Madge resigned from the Management Board and was elected to the Supervisory Board. In addition the Articles of Madge Networks N.V. were amended to allow for the Supervisory Board to appoint a Designated Supervisory Board Member who would have additional responsibilities including working more closely with the Management Board. The Supervisory Board then appointed Robert Madge to this role.

     Chris Semprini, previously Director, Finance, Madge.web and the Deputy Chief Financial Officer since August 1, 2001 was appointed Chief Financial Officer on December 27, 2001. He replaced Chris Bradley, who stepped down from this role at the end of 2001. For further details see Item 6 "Board Practices".


OUTLOOK

     During the second half of 2001, our Management Board developed a strategy and carried out a number of actions to refocus Madge moving forward. These actions included maintaining profitability in our remaining operating business, through close management of pricing, and reduction of product costs and overheads; further streamlining our corporate organization and exploring new business opportunities that can leverage our assets and core competencies without significant use of resources. We have increased our research and development spending in 2002. We remain focused on networking products and enterprise customers and have investigated several new product areas. In May 2002 we launched the first of our new products, which will enhance our existing Token Ring product offering and expand our offering to wireless networks. We hope to make modest revenues from these new wireless products in the second half of 2002. There can be no assurance that this overall strategy will be successful. The Management Board has also been exploring what benefits we can derive from any increase in the value of Red-M (which could include selling or pledging some of our shares in Red-M), and how we might seek additional funding should we require it in the future.

A.   OPERATING RESULTS

     Madge.web is presented as a discontinued business in accordance with Accounting Principles Board Opinion No. 30. Therefore, sales from continuing operations represent revenue earned by Madge.connect. Red-M did not generate any revenues in 2000. Following the securing of funding for Red-M, as from April 12, 2001, Red-M is no longer part of the Madge group but is classed as an associated company and as such its financial results are not consolidated with those of Madge Networks from that date. From January 1, 2002 we will be reporting our results as one group.

     For significant accounting policies and standards affecting our business see Notes 4 and 6 to the consolidated financial statements.

     The following table shows the percentage of net sales represented by certain items in our statements of operations for continuing operations:

                                                      Year ended December 31,
                                                -------------------------------------
                                                   1999          2000         2001
                                                ----------    ----------   ----------
                                                Continuing    Continuing   Continuing
                                                Operations    Operations   Operations
Net sales                                          100%          100%          100%
Cost of sales                                       48            53            47
                                                  ----          ----          ----
Gross profit                                        52            47            53
Operating expenses:
Sales and marketing                                 37            30            26
Research and development                            17            12             5
General and administrative                           6             8            12
Special (gain)                                      (4)           (2)           (7)
                                                  ----          ----          ----
Total operating expenses                            56            48            36
Income (loss) from operations                       (4)           (1)           17
Net interest (income) expense                        1            (1)            2
Gain on sale of investment in Red-M                 --            --            11
                                                  ----          ----          ----
Income (loss) before income taxes                   (3)           (2)           30
Benefit for income taxes                            --            --             3
Share of losses of associate Red-M                  --            --            (2)
                                                  ====          ====          ====
Net income (loss)                                   (3)%          (2)%          31%
                                                  ====          ====          ====

Net Sales

     Total net sales from continuing operations decreased from $166.7 million in 1999 to $125.9 million in 2000 to $70.3 million in 2001. We did not recognize any revenue from shipment of Red-M products in the year ended December 31, 2000 and recognized less than $0.2 million through April 2001. The decrease in net sales in 2001 compared to 2000 reflected the reduced demand for our products which was exacerbated by the general economic slowdown in the second half of 2001, particularly in the United States. In addition, net sales in 2000 included video networking products up to the end of September 2000, when the business was sold. Because the market for our Token Ring products (principally adapter cards) continues to decline as companies turn to other technologies, we have taken steps to reduce overheads and streamline the business and to this end during 2001 we have significantly reduced the breakeven point of the company as a result of cost control and tight margin management.


Gross Profit

     Gross profit from continuing operations decreased from 52% of net sales in 1999 to 47% of net sales in 2000 and then increased to 53% of net sales in 2001. This increase was due to our cost reduction activities including the move to a new subcontract manufacturer and design improvements together with the discontinuation of lower margin product lines. We expect margins to decrease over time given expected price pressure and our new product introductions.


Sales and Marketing

     Sales and marketing expenses from continuing operations decreased from $60.9 million in 1999 to $37.7 million in 2000 to $18.1 million in 2001. These expenses represented 37% of net sales in 1999, decreasing to 30% of net sales in 2000 and 26% of net sales in 2001. During 2000, we reduced the size of our sales and marketing activities, resulting in the substantial reduction in our expenses. As discussed, further headcount reduction in Madge.connect as well as in our corporate functions may be required in the future but it is not envisaged that this will materially affect the sales and marketing groups.

Research and Development

     Research and development expenses from continuing operations decreased from $28.8 million in 1999 to $15.1 million in 2000 to $3.7 million in 2001. These expenses represented 17%, 12% and 5% of sales in 1999, 2000 and 2001, respectively. Of the $15.1 million expense in 2000, $6.8 million related to Red-M. The decline in expenditure reflected our strategy to reduce research and development headcount focussed on the mature Token Ring market and video networking. All of our research and development costs have been expensed as incurred. In order to sustain our existing products, launch new products in the Token Ring area and also to develop our new products, we have started to re-build internal research and development capabilities. To this end, we have also signed an agreement with Tata Elxsi, a company in India, for it to carry out some research and development activity on our behalf.


General and Administrative

     General and administrative expenses from continuing operations decreased from $10.9 million in 1999 to $10.4 million in 2000 to $8.9 million in 2001. These expenses represented 6%, 8% and 12% of net sales in 1999, 2000 and 2001, respectively. General and administrative expenses include amortization of the intangible asset relating to the acquisition of Olicom's Token Ring business in September 1999. In 2001, the amortization expense relating to Olicom was $5.2 million compared with $6.6 million in 2000.

     As a result of the dissolution of Madge.web and the sale of our majority stake in Red-M, we have already reduced and expect to make further cost reductions in our corporate function (mainly through reduced occupancy costs) to enhance the profitability and cash generation of Madge.connect as the remaining operation of Madge.

     In light of the property negotiations that were taking place as at December 31, 2001, we accelerated depreciation on certain leasehold improvements by $1.5 million in the fourth quarter of 2001.


Special Gains

     During September 2001, we released a $3.8 million provision related to the tax provision on the sale of our Lannet subsidiary completed in 1998. During June 2001, we released a $1.3 million provision that we had made to cover the real estate-related claim by Terastor in California on our U.S. subsidiary, Madge Networks Inc., because Terastor withdrew the court action.


Gain on Sale of Investment in Red-M

     In the second quarter of 2001 we recognized a special gain of $8.0 million relating to the sale of shares in Red-M (Communications) Limited.


Income Taxes

     Our provision for income taxes as a percentage of pre-tax income from continuing operations has ranged from a net expense of approximately 2% in 1999 to less than 1% in 2000 to a net benefit of 12% in 2001. The benefit in 2001 was due to the release of a special provision of $3.1 million.

     The tax expenses in 2000 were $201,000 compared to a tax benefit in 2001 of $2,129,000. We recognized approximately $44,000 and $39,000 in current deferred tax assets at December 31, 1999 and 2000, respectively. As at December 31, 2001 current deferred tax assets were nil.


Sale of Video Networking

     In September 2000 we sold our video networking business to Initia Inc. ("Initia"), and the manufacturing function of the video networking business was sold separately to Freedom Vertical Technologies Inc. ("Freedom"). We have an ongoing relationship with the PCB Supplier to the video networking business, Kbyte Hibbing Manufacturing ("Hibbings") as we have agreed a full and final payment plan for monies we owed them for components they purchased on our behalf when we owned the video business. Other than these components we hold no other inventory that relates to this business. There is an ongoing dispute with both Hibbings and another PCB Supplier to the video business that owe us monies for components we supplied to them. Only the latter dispute is material and in that case we believe we have a valid defense against any action brought against us.


Alliance with Magnifi, now Emmperative

     In October 2000 Madge.web entered a strategic alliance with Magnifi, (now Emmperative), a Los Gatos, California-based developer and operator of business-to-business extranet services targeted at the marketing services industry.

     During the fourth quarter of 2000, Madge.web also acquired $2.0 million worth of Series E preferred stock of Magnifi, giving us 623,053 or 8.1% of the fully diluted Series E stock or approximately 1.3% of Magnifi's total fully diluted equity as at December 31, 2001. As a result of the joint venture between Proctor & Gamble and Magnifi, these shares were converted into a right to receive the same number of shares in the joint venture company, Emmperative. A subsequent reverse stock split and later financing means that Madge.web N.V. now holds 62,305 shares or approximately 0.15% of Emmperative's fully diluted equity as at March 1, 2002. We have received a Notice to Creditors dated March 27, 2002 stating that Emmperative Marketing, Inc. has signed a General Assignment for the benefit of its creditors in favor of Insolvency Services Group, Inc. We believe that Emmperative Marketing Inc. was the only asset of Emmperative and are trying to get information about what this means to our shareholding and its value. The value of our Emmperative shares have been fully provided for with the discontinued operations.


Foreign Currency Exchange Rates

     The functional currency of Madge Networks N.V. is the U.S. dollar and a significant portion of net sales are collected in U.S. dollars. A substantial portion of our net sales are also collected in currencies other than the U.S. dollar, principally the British pound and the euro. Because we have a substantial portion of our operations located outside the United States, principally in the United Kingdom, a significant portion of our manufacturing, logistics, research and development expenses, and general administrative expenses are incurred in British pounds rather than U.S. dollars. Although it is impossible to predict future exchange rate fluctuations between the U.S. dollar and other currencies, it can be anticipated that to the extent the U.S. dollar strengthens or weakens against the British pound, or to a lesser extent other currencies, a substantial portion of our reported net sales, cost of goods sold and operating expenses will be commensurately lower or higher than they would have been with a stable foreign currency relationship. A portion of our operations are effectively hedged by the distributed nature of our world-wide sales and expenses. To the extent that we do not have balanced assets and liabilities in one or more currencies, we can attempt to estimate the exposure. At certain points throughout 2000 we hedged this exposure by purchasing or selling foreign currencies one month forward. These transactions do not eliminate our foreign currency risks as they involve estimates based on incomplete information. The use of forward contracts was actively reviewed throughout 2000 and 2001 and the decision to hedge using these instruments depended upon our view of the foreign exchange market at the time the decision whether or not to hedge was taken. We did not hedge any of this exposure during 2001 and have not during 2002 to date.

     Foreign currency gains or losses are charged to, or offset against, general and administrative expenses. Madge and our subsidiaries periodically record gains and losses from transactions in, and re-measurements of foreign currency balances and accounts denominated in, currencies other than their respective functional currencies. This permits Madge Networks N.V. and our subsidiaries to present their financial statements in their respective functional currencies. As a result of these foreign currency translations and re-measurements, we booked net losses of $220,000 in 1999, net gains of $3,136,000 in 2000 and net gains of $2,711,000 in 2001.

     Madge accounts for foreign currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. Under this Statement, assets and liabilities of our non-U.S. dollar subsidiaries are translated into U.S. dollars at exchange rates in effect at the close of the period. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of shareholders' equity. The income and expenses of these operations are translated at monthly market exchange rates. As of December 31, 2001, cumulative translation adjustments decreased shareholders' equity by $16,130,000.


Capital expenditure

     Total capital expenditure for the year ended December 31, 2001 was $0.5 million of which $0.3 million was invested in assets in Red-M. Total capital expenditure for the year ended December 31, 2000 was $52.0 million of which $47.0 million was invested in further developing the Madge.web network infrastructure and $0.9 million was invested in assets in Red-M. Total capital expenditure for the year ended December 31, 1999 was $28.4 million of which $21.7 million was invested in the Madge.web network infrastructure.


Discontinued Operations

     This Item 5 "Operating and Financial Review and Prospectus" only covers details of our continuing operations. For details of our discontinued operations, see Item 4 "Information on the Company" and Note 2 "Discontinued Operations," to the consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

B.   LIQUIDITY AND CAPITAL RESOURCES

     As at December 31, 2001, we had cash and cash equivalents of $8.5 million and an additional $6.4 million of cash that was restricted. Under our working capital financing arrangement with GE Capital, secured by accounts receivable (for further details see below), we had approximately $3.5 million available of which we had utilized $3.2 million as at December 31, 2001.

     We believe that our current liquidity levels and committed financial resources are sufficient to meet the needs of our ongoing operations at least through the second quarter of 2003. However, our belief is based on the following assumptions, some or all of which may not prove accurate, in which case, we would need to raise money sooner and there would be substantial uncertainty about our ability to continue as a going concern:

o    that we meet our planned revenue targets going forward;

o that we will be able to mitigate substantial liabilities under the operational guarantees that we made on behalf of Madge.web, the maximum amount of which we estimate to be approximately $12.6 million as at December 31, 2001 for equipment leases and loans, leasehold improvements and property leases;

o that a total of approximately half of the funds provided to the Administrators will be returned to us and that the majority of that amount is repaid by the end of 2002;

o that our currently available sources or similar sources of funding will remain available to us;

o that we will generate some limited revenues from new business opportunities during the second half of 2002;

o that the further reductions in our overheads we are making, in particular our real estate costs, will be sufficient to cause Madge Networks to maintain positive cashflow in 2002; and

o that we will be able to sell the remaining assets of Madge.web and not have to put Madge.web Inc. into liquidation.

     If further liquidity is required, we will attempt to raise additional funds through working capital financing and other sources of finance such as bank credit. We might also seek to pledge our shares in Red-M, although our ability to pledge our shares in Red-M is subject to certain contractual restrictions that could affect our ability to do so and the amount of money that could be raised on such security. We may also, at a later stage, attempt to raise additional funds through private placement of our shares, but if our common shares were to be delisted from The Nasdaq National Market, as we expect, and are listed on either The Nasdaq SmallCap Market or the Over-The-Counter-Bulletin-Board, we would find it more difficult to raise funds through an equity offering of our shares. See Item 3D "Risk Factors" for further details. Should we be faced with a material cash deficiency, we would seek to restructure our business to a new lower cost base designed to support a much smaller business.

     There does, however, exist substantial doubt about the Company's ability to continue as a going concern as there can be no assurance that managements' assumptions and estimates will prove correct or that its currently available sources of funding will remain available.

     During April 2001, we transferred to Red-M cash of $2.7 million to settle inter-company accounts and received $8.65 million from the sale of our Red-M shares.

     We provided an aggregate of $6.3 million to the Administrators of Madge.web Limited in the United Kingdom and the Interim Judicial Management in Singapore to operate their respective Madge.web operations while attempts to secure a buyer for the Madge.web business and assets were made. We have and continue to provide funds to Madge.web Inc. in the United States to run the NY DataCenter in order to reduce our overall cost of these assets. Madge Networks currently has no funding obligations to any other Madge.web subsidiary but has guaranteed obligations pursuant to a number of Madge.web property and finance leases that have yet to be settled or disposed of.

     As discussed above, we had cash and cash equivalents from continuing operations of $8.5 million as at December 31, 2001 and an additional $6.4 million of cash was restricted. Of this restricted cash, $2.6 million was held in the escrow established pursuant to our 1999 agreement with Olicom whereby we placed $8.5 million in escrow relating to further minimum guaranteed payments to be made over three years from 1999 based on a percentage of our Token Ring revenues, and $3.8 million is held on deposit against leased assets for the NY DataCenter in New York City. We paid $2.4 million from the Olicom escrow during 2001 related to royalty payments due on our sales. The remaining $2.6 million held in escrow is a minimum payment due on current and future Token Ring sales through September 2002.

     In May 2002 we entered into a new, 24 month, factoring arrangement secured by our U.S. receivables with Platinum Funding Corp. ("Platinum") that replaces part of the line of credit we had with GE Capital Commercial Limited ("GE Capital"). The GE Capital line will continue, as it relates to non U.S. receivables, until June 30, 2002, when it will terminate. We are continuing to search for a replacement for the other part of the GE line, covering receivables outside of the U.S.

     Net cash provided by operating activities for continuing operations for 2001 was $15.6 million. The net cash inflow was attributable to the net profit for the period excluding non-cash transactions (such as gain on sale of Red-M and depreciation and amortization) of $27.6 million, offset by a $12.0 million net increase in cash from the change in levels of working capital. Net cash used in operating activities for discontinued operations for 2001 was $36.8 million. This was due to the net loss for the period excluding non-cash transactions (such as depreciation, amortization and impairment) of $3.5 million and a net increase in working capital of $33.3 million.

     Net cash provided by investing activities for continuing operations for 2001 was $8.2 million of which $8.7 million related to the sale of our investment in Red-M offset by $0.5 million related to purchases of property and equipment.

     Net cash provided by financing activities for continuing operations for 2001 was $3.1 million. Cash inflow was attributable to the issue of common shares of $0.7 million and short-term loans (from our working capital financing arrangement mentioned above) of $3.2 million. This was offset by outflows of $0.8 million for repayment of capital leases.

     In both 2000 and 2001, although we did generate cash flow from continuing operations, we did not generate cash from total operations. We funded the investments we made in Madge.web and Red-M in 2000 through various sources of financing including $29.3 million in net proceeds from a public offering and $29.7 million in net proceeds from the private sale to Volendam Investeringen N.V. ("Volendam") of common shares. A further $29.8 million was raised from the issue of Class B Preferred shares of Madge.web N.V. to Volendam. These were issued on January 26, 2001 and Volendam effectively waived the repayment of the principal amount of the loan we had to draw down at the time ($28.0 million) and paid the final $2.0 million due. Volendam were entitled to offset these sums under the loan agreement. In September 2001 and then by a subsequent agreement in May 2002, amending the original agreement, Madge.web N.V. agreed to pay the outstanding interest due on this loan ($624,035) in monthly installments until February 2003, plus further interest on such sum, at a rate of 2% above LIBOR, calculated from January 26, 2001 (when the debt was due to be paid) until the debt is finally paid. Madge Networks N.V. also agreed to guarantee the payment of such debt and interest.

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

     In March 2001 Inktomi Corporation agreed to purchase $5.0 million worth of shares in Madge Networks N.V. These shares were to have been purchased by Inktomi following the filing of the 2001 Form 20-F at the closing price one day after the Form 20-F was filed (with a provision for us to require a resetting of the price if it is less than $1.00, to the price on the fifth day after such filing). This agreement is subject to there being no "material adverse change" in our business. Inktomi have not purchased these shares and may argue that the discontinuation of Madge.web is regarded as a "material adverse change" in our business and refuse to make the investment. We have written to Inktomi to ask what they intend to do about this investment and have received no reply within the time limit we specified, hence we have assumed they will not be making this investment.


C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     For information on our research and development expenditure see the section headed "Research and Development" in Item 5 "Operating and Financial Review and Prospects". For information on our Patents and Licenses see section headed "Intellectual Property" at the end of Item 4B "Business Overview".


D.   TREND INFORMATION

     We returned to profitability in 2001, maintained our tight controls on cash and margin as well as substantially reducing our shareholder equity deficit and break even point. We anticipate that the overall size of the Token Ring market will continue to decline in 2002. In a planned series of actions to address this we have made further cuts in what was our Madge.connect and corporate cost base to maintain the profitability of our business as the revenues decline over time. In addition, we intend to add further revenue-generating products and services over which to spread the cost base and to create a long-term business for the benefit of our customers and shareholders. In May 2002 we launched the first of our new wireless products to start this process. We expect to have some limited revenue from these new wireless products in the second half of 2002.

     Madge.web is treated as a discontinued business and we reflected this in our 2000 financial statements. We have made cuts in our corporate cost base in order to maintain the profitability of our business now that our corporate function no longer needs to support Madge.web and the level of support to Red-M is reduced, and will continue to reduce costs wherever possible, particularly our occupancy costs.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth the names and positions of our executive officers and supervisory directors who served during 2001, and such persons' ages as of March 31, 2002:

NAME                            AGE         POSITION
----                            ---         --------
Martin Malina                   47          Managing Director (since October 10, 2001);
                                            Chief Executive Officer (since July 19, 2001).

Robert H. Madge                 49          Chairman of the Board;
                                            Designated Supervisory Director (since October 10, 2001);
                                            Consultant (since October 10, 2001);
                                            Managing Director (until October 10, 2001);
                                            Chief Executive Officer and President of
                                            Madge (until July 19, 2001);
                                            Chief Executive Officer of Madge.web (until April 27, 2001).

Michael D. Fischer              51          Supervisory Director

Alex S. Vieux                   44          Supervisory Director

Christopher Semprini            45          Chief Financial Officer (since December 27, 2001)

Christopher Bradley             41          Chief Financial  Officer (until December 27, 2001);
                                            Chief Financial Officer of Madge.web (until April 27, 2001).


     Martin Malina is Chief Executive Officer and Managing Director of Madge. Prior to that he served as the Senior Vice President of Lines of Business for Madge.web between April 2000 and July 2001. Mr. Malina was responsible for all vertical lines of business, product marketing, product development and architecture. Mr. Malina also served as Madge.web's Vice President of Global Marketing from January 1999 to April 2000. Prior to January 1999, Mr. Malina worked at Digital (Compaq), where he was number two in the European marketing operation and responsible for the strategy and implementation of Digital's Internet activities. He also held various senior product marketing positions both in the United States and in Europe. Mr. Malina was appointed as Managing Director by our shareholders at the Special General Meeting held on October 10, 2001, until the 2002 Annual General Meeting of Shareholders.

     Robert H. Madge resigned as Chief Executive Officer of Madge with effect from July 19, 2001 and was appointed to the Supervisory Board by our shareholders on October 10, 2001. He was subsequently appointed Designated Supervisory Board member by the other members of the Supervisory Board on October 19, 2001 and remains as Chairman of the Board. Prior to that Mr. Madge had served as Managing Director, Chief Executive Officer and President since June 1993. He served as Chief Executive Officer of Madge.web since its incorporation in November 1999 until April 27, 2001. Mr. Madge founded Madge Networks Limited in 1986 and was its Chairman and Chief Executive Officer from inception through June 1993. Prior to this, he was Technical Director of Intelligent Software, a developer of computer programs and products and General Manager of Enterprise Computers, a British manufacturer of personal computers. Mr. Madge's current term as Supervisory Director will end with the 2004 Annual General Meeting of shareholders.

     Michael D. Fisher served as a director of Madge Networks Limited from 1988 until June 1993, and has served as a Supervisory Director since June 1993. Mr. Fischer is a director of RM plc, a U.K. personal computer company that he co-founded in 1973, and is also the chairman of Alamy.com Limited, a U.K. company that has a global image exchange for people trading web images. Mr. Fischer's current three year term as a Supervisory Director will end with the 2002 Annual General Meeting of Shareholders to be held on June 27, 2002.

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

     Christopher Semprini has served as Chief Financial Officer since December 27, 2001. Christopher Semprini joined Madge in August 2000 as Finance Director of Madge.web, becoming Deputy Chief Financial Officer of Madge Networks in August 2001, and Chief Financial Officer in December 2001. Prior to joining Madge, Mr. Semprini worked for Heidelberg Graphic Equipment as Head of Finance in the United Kingdom, and before that was Finance Director of ABB Daimler-Benz Transportation (Signal) Ltd, working for the company and group for 11 years. Prior to this Mr. Semprini held financial management and audit positions in STC Components and qualified as a Chartered Accountant in 1980 with Binder Hamlyn.

     Christopher Bradley joined Madge in September 1996 as Finance Director, becoming Vice President, Finance in November 1998 and Chief Financial Officer in March 1999. He was also Chief Financial Officer of Madge.web between April 2000 and April 27, 2001. Prior to joining Madge, Mr. Bradley served seven years at Nortel as Finance Director in the United Kingdom, North America and Asia. Prior to that time, Mr. Bradley held financial management positions with COMAG, a subsidiary of Hearst Corporation, Digital Equipment and 3M.


B.   COMPENSATION

     The following tables set forth certain information concerning compensation paid or accrued for services rendered to Madge in all capacities during 2001 by Madge's current Chief Executive Officer and the three most highly compensated current executive officers of Madge or our subsidiaries:


                       SUMMARY COMPENSATION TABLE FOR 2001

                                                                     ANNUAL COMPENSATION
                                                           ----------------------------------------
                                                                                        OTHER
         NAME AND PRINCIPAL POSITION(S)                     SALARY    BONUS (1)    COMPENSATION (2)
         ------------------------------                    --------   ---------    ----------------
Martin Malina
    Managing Director and Chief
    Executive Officer (3)                                  $161,897    $119,460         $ 47,666

Robert H. Madge
    Designated Supervisory Board Director,                 $329,250    $100,000         $343,733
    Chairman of the Board,
    Chief Executive Officer,
    Managing Director and Chief Executive
    Officer of Madge.web (4)

Christopher Semprini                                       $102,808    $ 57,920         $ 22,572
    Chief Financial Officer (5)

Christopher Bradley                                        $228,060    $ 57,015         $ 51,368
    Chief Financial Officer and Chief
    Financial Officer of Madge.web (6)


------------------
(1)  Includes all bonuses relating to 2001.

(2) Represents amounts paid or accrued by us for pension plan contributions, company cars, ESPP benefits and others and, in the case of Robert Madge, his compensation for being the Designated Supervisory Board Director. See "Pension Arrangements" below.

(3) Martin Malina was appointed Chief Executive Officer with effect from October 10, 2001. The table above excludes payments made by the Administrators of Madge.web for the period April to July 2001 when Mr. Malina was employed by Madge.web Limited (In Liquidation), of $68,780 salary and $14,853 other compensation.

(4) Robert Madge ceased to be Chief Executive Officer of Madge.web with effect from April 27, 2001, ceased to be Chief Executive Office of Madge Networks NV with effect from July 19, 2001 and Managing Director with effect from October 10, 2001. He was appointed to the position of Supervisory Board director and signed a settlement and consulting agreement with the Company with effect from October 10, 2001. He was appointed as the Designated Supervisory Board Director on October 19, 2001. Included in other compensation is $30,000 for consultancy services, $134,880 for notice payment and $72,500 for termination payment. See Item 7B "Related Party Transactions" below.

(5) Christopher Semprini was appointed Chief Financial Officer with effect from December 27, 2001. The table above excludes payments made by the Administrators of Madge.web for the period April to July 2001 when Mr. Semprini was employed by Madge.web Limited (In Liquidation), of $42,474 salary and $5,599 other compensation.

(6) Christopher Bradley ceased to be Chief Financial Officer of Madge.web with effect from April 27, 2001 and ceased to be Chief Financial Officer of Madge Networks with effect from December 27, 2001.

     The aggregate cash compensation paid or accrued by us for services rendered during 2001 by all directors and executive officers as a group at December 31, 2001 consisted of $874,423 in base salary and $334,395 in bonuses. Included in the $874,423 is $52,408 for compensation for Supervisory Directors (other than the Designated Supervisory Director). Amounts reflected as bonuses were based on personal performance and were not based upon any formal bonus plan. In the case of newly-transferred executives, included amounts paid in connection with initiation of their employment with us. Except as noted, the table above and the aggregate cash compensation exclude individuals who may have been executive officers during 2001 and who were no longer executive officers or who had left our employment as of December 31, 2001.


OPTION EXERCISES

     The following table provides the number of shares covered by both exercisable and un-exercisable options as of March 31, 2002 of the persons named in the Summary Compensation Table For 2001 above and the other supervisory board directors. Of those persons named in the table above, Martin Malina, Robert Madge and Christopher Semprini were granted options in Madge Networks N.V. during 2001.


                    OPTIONS EXERCISABLE AS AT MARCH 31, 2002

                                                                   NUMBER OF
                                                             UNEXERCISED OPTIONS
                                            --------------------------------------------------------
NAME                                         PRICE       EXERCISABLE   UNEXERCISABLE     EXPIRY DATE
----                                        -------      -----------   -------------     -----------
Martin Malina                               $0.6400             --        2,166,704        11/01/11

Robert H. Madge                             $0.4100         33,334           66,666        10/10/11
                                            $0.4100        133,334          266,666        10/18/11
Total                                                      166,668          333,332

Michael Fischer                             $3.3750          6,667            3,333        06/23/04

Alex Vieux                                  $4.7500          8,334           16,666        06/29/05

Chris Semprini                              $0.6400             --          541,676        11/01/11

Chris Bradley                               $4.9375          2,500               --        04/28/04
                                            $6.3750         10,000               --        09/30/03
                                            $6.3750         10,000               --        07/31/04
                                            $3.9375         10,282            2,057        11/05/05
                                            $3.9375         10,551            2,110        11/05/08
                                            $3.3750         37,500           37,500        03/16/06
Total                                                       80,833           41,667

PENSION ARRANGEMENTS

     Madge Networks N.V. does not operate a pension plan. Some of our subsidiaries provide pension contributions to employee plans at defined contribution rates. Contributions are expensed as they become payable. The amount of contributions expensed was $113,248 in 2001 and $124,569 in 2000. Amounts paid in 2001 to personal pension plans for the benefit of each of the persons named in the Summary Compensation Table For 2001 are included in "Other Compensation" in such table.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the first half of 2001, the compensation of our executive officers (excluding Robert Madge) was determined by Mr. Madge. Mr. Madge's 2001 compensation and Mr. Malina's compensation since July 19, 2001 have been determined by the Compensation Committee of the Supervisory Board which, in respect of Mr. Madge's compensation, did not include Mr. Madge. No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.


C.   BOARD PRACTICES

     Mr. Bradley had an employment contract with Madge Networks Limited, a Madge subsidiary company that required that he be given 12 months notice of termination of his employment by the Company if the termination is without cause. Such notice was given to Mr. Bradley on July 11, 2001 and it was agreed if Mr. Bradley sought termination of his employment prior to the end of the notice period (July 11, 2002), we would make him an ex-gratia payment in lieu of notice, equivalent to half the remaining salary and contractual benefits he would have been paid had he completed the 12 month notice period. Mr. Bradley sought such termination and left Madge officially on April 21, 2002. No other employees have a contract containing such a provision.

     Mr. Madge had no formal employment contract with the Madge group and entered into a Settlement Agreement with effect from October 10, 2001. At the same time Mr. Madge entered into a Consultancy arrangement to provide consulting services for a period of 24 months. For further details on both of these arrangements, see Item 7 "Related Party Transactions".

     The other Supervisory Board directors have no service agreements with the Company either and none of them has any agreement giving them benefits if they cease to be Supervisory Board members. Our current Supervisory Board members have been appointed by our shareholders. Mr. Fischer and Mr. Vieux were elected at our 1999 and 2000 Annual General Meeting of Shareholders, respectively, each to serve for a term of three years or until the Annual General Meeting of Shareholders in 2002 and 2003, respectively. Mr. Madge was elected at the 2001 Annual General Meeting of Shareholders to serve for a term of three years or until the Annual General Meeting of Shareholders in 2004.

     The Company has an Audit Committee and a Compensation Committee. Throughout 2001, the Audit Committee has been made up of Mr. Fischer and Mr. Vieux. Since Mr. Madge's appointment to the Supervisory Board in October 2001, he has served on the Compensation Committee along with Mr. Fischer and Mr. Vieux. The Audit Committee meets at least twice a year and has a detailed charter setting out its purposes, duties, responsibilities and requirements that each member of the Committee must fulfil.

The Compensation Committee decides upon the compensation practices for the whole group in general and upon Mr. Malina's compensation in particular.


D.   EMPLOYEES

     As of December 31, 2001, we had approximately 124 full-time employees and approximately 8 individuals working on a temporary or contract basis. The tables below details the number of employees as at the end of the last three financial years split by business and by geographic location.

Number of full-time employees by business segment

                                  DECEMBER 31,
                           --------------------------
                           1999       2000       2001
                           ----       ----       ----
Madge.connect               418         91         78
Corporate                   115         64         39
Red-M                        --         74         --
Madge.web                   216        309          7
                            ---        ---        ---
  Total                     749        538        124
                            ===        ===        ===

     In 2001, the reduction in the number of employees in Madge.web reflects that we made the majority of the Madge.web personnel redundant, sold the trader voice assets in Europe and Asia in July 2001 and transferred a number of employees to the purchaser, Tullett & Tokyo. The remaining employees in Madge.web are employed in our NY DataCenter, which is in the process of being wound down or sold.

     The reduction in the number of employees in Madge.connect and Corporate in 2001 was a result of the revised scale of the on-going operations. With effect from April 12, 2001 Red-M was no longer a wholly owned subsidiary of Madge Networks NV and as such Red-M employees are not included as at December 31, 2001.

     The reduction in the number of employees in Madge.connect in 2000 was a result of the restructuring program and the outsourcing of the technical support function to Vital in April 2000, the sale of the video networking business to Initia and the sale of the manufacturing function of the Video Networking Business to Freedom in September 2000. The reduction of employees in Corporate was due to central shared services such as human resources and information support being aligned within the businesses. Red-M was established during 2000.

Number of full-time employees by geographic location

                          DECEMBER 31,
                  --------------------------
                  1999       2000       2001
                  ----       ----       ----
UK                 456        374         83
Europe              53         46         14
USA                149         92         24
Asia                91         26          3
                   ---        ---        ---
  Total            749        538        124
                   ===        ===        ===

None of our employees is represented by a labor union and we have not experienced a work stoppage.


E.   SHARE OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of common shares as of March 31, 2002 of each of our executive officers and supervisory directors.

                                                 AMOUNTS AND NATURE OF       PERCENT
                                                BENEFICIAL OWNERSHIP (1)     OF CLASS
                                                ------------------------     --------
Martin Malina (2)                                             --                  --
Robert H. Madge (3)                                   28,742,181               53.02%
Michael D. Fischer (4)                                   100,545                   *
Alex S. Vieux (5)                                          8,334                   *
Christopher Semprini (6)                                       -                  --
Christopher Bradley (7)                                   87,476                   *
Executive Officers and Supervisory
Directors as a group (6 persons)                      28,938,536               53.29%

-----------------
*    Less than one percent.

(1) The stock ownership information has been furnished to us by the named persons. Except as described below, each person has sole voting power and investment power with respect to the common shares listed in the table. Percentages in the table are based on 54,039,739 common shares outstanding as of March 31, 2002, plus such number of common shares as the indicated person or group has the right to purchase pursuant to outstanding options exercisable within 60 days after such date.

(2) Martin Malina does not have any stock options that have vested. He was granted 2,166,704 stock options upon his appointment as Chief Executive Officer in July 2001 which will start to vest in July 2002. Mr. Malina is Managing Director and Chief Executive Officer of Madge.

(3) Includes (i) 80,750 shares owned by a registered U.K. charitable trust, the income and assets of which may only be used for charitable purposes, established by Mr. Madge who serves as a trustee and (ii) 28,494,763 shares owned directly or indirectly by trusts established by Mr. Madge for the direct or indirect benefit of, among others, members of Mr. Madge's immediate family and for which trusts Mr. Madge does not act as a trustee (Mr. Madge disclaims beneficial ownership of all such shares) and (iii) 166,668 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2002. Of the 28,494,763 shares listed in (ii) above, 9,916,763 shares have been issued to Volendam and 17,378,000 shares were initially pledged to JP Morgan pursuant to a margin loan agreement by Hartland Holdings Ltd., the registered holder thereof, in respect of an $8 million loan. Under that agreement, as revised, events of default allowing foreclosure on the shares include the failure to pay any installment on the loan when due or if the closing price per common share on the Nasdaq is less than $1.00 per share, as it has been for approximately the last 13 months. We have been advised by Hartland Holdings that Hartland Holdings and JP Morgan have entered into a waiver agreement pursuant to which, subject to certain conditions, JP Morgan waived enforcement of its rights to foreclose on the collateral until November 24, 2003. In exchange for the waiver, JP Morgan obtained a pledge of an additional 6,000,000 shares from Volendam (which are also included among the number of shares described above as owned directly or indirectly by trusts established by Mr. Madge), and a right to share in any increases in the share prices above $0.47. Under applicable federal securities laws, JP Morgan could be deemed a beneficial holder of those

     23,378,000 shares either separately or together with Hartland Holdings and Volendam. If JP Morgan were to foreclose on all of the pledged shares for any event of default, the number and percentage ownership of shares would be 5,364,181 and 9.90%, respectively, for Mr. Madge, and23,378,000 and 43.26%, respectively, for JP Morgan. Volendam also owns 933,870 Class B Preferred shares in Madge.web N.V. Mr. Madge was Chief Executive Officer of Madge.web until April 27, 2001, Chief Executive Officer of Madge until July 19, 2001 and Chairman of the Board, Managing Director and President of Madge until October 10, 2001. Mr. Madge is a Supervisory Director and the Designated Supervisory Board Director as well as Chairman of the Board and a consultant to Madge.

(4) Includes 6,667 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2002. Mr. Fischer is a supervisory director of Madge.

(5) Includes 8,334 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2002. Mr. Vieux is a supervisory director of Madge.

(6) Christopher Semprini does not have any stock options that have vested. He was granted 541,676 stock options upon his appointment to Madge in August 2001 which will start to vest in August 2002. Mr. Semprini is Chief Financial Officer of Madge.

(7) Includes 83,957 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2002. Mr. Bradley was Chief Financial Officer of Madge.web until April 27, 2001 and was Chief Financial Officer of Madge until December 27, 2001.

     At March 31, 2002 the persons named in this Item 6E as a group (6 persons) held options (exercisable within 60 days of March 31, 2002) to acquire 262,502 common shares at exercise prices ranging from $0.41 to $6.375 and expiring between September 1, 2002 and January 11, 2011.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of common shares as of March 31, 2002 by each person who is known to beneficially own more than 5% of our outstanding common shares.

                                       AMOUNTS AND NATURE OF          PERCENT
                                      BENEFICIAL OWNERSHIP (1)        OF CLASS
                                      ------------------------        --------
Robert H. Madge (2)                         28,742,181                 53.02%
Total                                       28,742,181                 53.02%

(1) Percentages in the table are based on 54,039,739 common shares outstanding as of March 31, 2002.

(2) Includes (i) 80,750 shares owned by a registered U.K. charitable trust, the income and assets of which may only be used for charitable purposes, established by Mr. Madge who serves as a trustee, and (ii) 28,494,763 shares owned directly or indirectly by trusts established by Mr. Madge for the direct or indirect benefit of, among others, members of Mr. Madge's immediate family and for which trusts Mr. Madge does not act as a trustee (Mr. Madge disclaims beneficial ownership of all such shares) and (iii) 166,668 shares that may be acquired pursuant to the exercise of fully vested options that are currently exercisable or are exercisable within 60 days after March 31, 2002. Of the 28,494,763 shares listed in (ii) above, 9,916,763 shares have been issued to Volendam and 17,378,000 shares that were initially pledged to JP Morgan pursuant to a margin loan agreement by Hartland Holdings Ltd., the registered holder thereof, in respect of an $8 million loan. Under that agreement, as revised, events of default allowing foreclosure on the shares include the failure to pay any installment on the loan when due or if the closing price per common share on the Nasdaq is less than $1.00 per share, as it has been for approximately the last 13 months. We have been advised by Hartland Holdings that Hartland Holdings and JP Morgan have entered into a waiver agreement pursuant to which, subject to certain conditions. JP Morgan waived enforcement of its rights to foreclose on the collateral until November 24, 2003. In exchange for the waiver, JP Morgan obtained a pledge on an additional 6,000,000 shares from Volendam (which are also included among the number of shares described above as owned directly or indirectly by trusts established by Mr. Madge), and a right to share in any increases on the share price above $0.47. Under applicable federal securities laws, JP Morgan could be deemed a beneficial holder of those 23,378,000 shares either separately or together with Hartland Holdings and Volendam. If JP Morgan were to foreclose on all of the pledged shares for any event of default, the number and percentage ownership of shares would be 5,364,181 and 9.90%, respectively, for Mr. Madge, and 23,378,000 and 43.26%, respectively, for JP Morgan. Volendam also owns 933,870 Class B Preferred shares in Madge.web N.V. Volendam also owns 933,870 Class B Preferred shares in Madge.web N.V.

     On March 31, 2002 there were approximately 436 holders of record of our common shares. Of these holders of record, approximately 266 (holding approximately 48.15% of our common shares) were listed on our share register with addresses in the United States. To our knowledge, other than as shown above, no company, foreign government or individual owns or controls, Madge Networks, either directly or indirectly.


B.   RELATED PARTY TRANSACTIONS

     Robert Madge's employment was terminated by mutual consent with effect from October 10, 2001 following the replacement of Mr. Madge as Chief Executive Officer and the relinquishing of his responsibilities as Managing Director. The agreement required a settlement payment to be made to Robert Madge, as compensation for loss of office of $24,167.00 per month for 24 months starting October 28, 2001. This settlement was in line with Dutch employment law practices. With effect from October 10, 2001 we also entered into a consultancy arrangement with Mr. Madge for him to provide consulting services to Madge Networks and our affiliates for a period of 24 months in relation to past activities of these companies and the strategic development of our businesses. Under this arrangement, he will receive a further $10,000 per month for 24 months starting October 28, 2001. Mr. Madge was entitled to receive a bonus of $100,000 under his previous employment arrangements for the year ended December 31, 2000. Such bonus payment is being paid in 24 monthly installments starting October 28, 2001. Mr. Madge has also been paid three months' salary in lieu of his notice period. This amount of $134,880 was paid in three monthly installments starting October 2001.

     Mr. Madge also receives compensation in his new roles of Supervisory Director and Designated Supervisory Director as approved by our shareholders at the shareholders' meeting on October 10, 2001. As Supervisory Director, Robert Madge receives an annual fee of $32,500 (plus meeting attendance fees) and has received options for 100,000 shares upon his election. In addition, as the Designated Supervisory Director, he receives an additional annual fee of $65,000 and has been granted options over an additional 400,000 shares following his appointment to this role. One third of both sets of options he has been granted vested immediately (October 2001), in accordance with the terms of option grants to Supervisory Board members.

     As compensation for Mr. Madge serving on the board of Red-M as one of the Madge Designated Directors, he will also receive (pound)15,000 ($21,000) per annum from us while a director, as well as certain bonus payments in the event that we realize at least $20 million from our Red-M investment over the next six years. The amounts payable to Mr. Madge will increase until we realize $85 million from our Red-M investment, when a final amount would be payable to Mr. Madge.

     In January 2002 we entered into a Development and Supply Agreement with Red-M for Red-M to develop a wireless token ring access server product that we would then purchase from them. The product will be a Madge branded product and we will have the exclusive rights to resell this product. The agreement also gave us the right to purchase other products of Red-M for resale.

     Pursuant to a loan agreement entered into on September 26, 2000 between Madge.web N.V. and Volendam, a private investment company sponsored by our Chairman, Robert Madge, Madge.web N.V. owed Volendam $624,035 in unpaid interest. In September 2001 and then by a subsequent agreement in May 2002, amending the original agreement, Madge.web NV agreed to pay the interest due in monthly installments until February 2003, plus further interest on such sum, at a rate of 2% above LIBOR, calculated from January 26, 2001 (when the debt was due to be paid) until the debt is finally paid. Madge Networks N.V. also agreed to guarantee the payment of such debt and interest.

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


C.   INTERESTS OF EXPERTS AND COUNSEL

     NOT APPLICABLE.


ITEM 8. FINANCIAL INFORMATION


A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18.


LEGAL PROCEEDINGS

     In August 1996, a class action lawsuit was filed in the U.S. District Court for the Northern District of California, San Jose Division, naming Madge, Madge Networks, Inc. and certain of our former and current executive officers as defendants. The complaint alleged that the defendants misrepresented or failed to disclose material facts about our operations, anticipated financial results and the anticipated success of our products, in violation of the U.S. federal securities laws. The suit was brought by two individuals, purportedly as representatives of a class of purchasers of our stock during the period from

October 12, 1995 to June 13, 1996. After allowing several rounds of amendments to the complaint and entering two orders dismissing the complaint without prejudice, on May 31, 2000, the court dismissed the complaint with prejudice. The plaintiffs appealed from the dismissal. On March 27, 2002 the United States Court of Appeals for the Ninth Circuit affirmed the dismissal of the complaint.

     In addition, from time to time, we and our subsidiaries are involved in disputes relating to claims arising out of our operations in the normal course of business and also disputes that have arisen and may still arise as a result of the dissolution of our Madge.web business. Among other things, such claims may relate to allegations of patent infringement, employment-related claims, product warranty claims and service claims. Specific claims (none of which is currently a formal legal proceeding) relating to the Madge.web discontinuation include claims from equipment leasing companies, unpaid invoices, and claims from landlords for unpaid rent. If a large proportion of the disputes we currently have are litigated and we lost, our results of operations and financial position would likely be materially adversely affected.


DIVIDEND POLICY

     Under our Articles of Association, the Management Board may set aside as reserves a part or all of our annual profits. The amount reserved is not available for the payment of dividends. Our General Meeting of Shareholders is entitled to pay dividends to all shareholders in accordance with their preference (as described under Item 10B "Memorandum and Articles of Association"), out of the profits that have not been set aside as a reserve by the Management Board. However, we may not pay dividends out of such profits if the payment would reduce shareholders' equity below the aggregate nominal value of our issued share capital plus reserves required to be maintained by law. Our General Meeting of Shareholders may, upon proposal of the Board, declare interim dividends out of earnings. In addition, the General Meeting of Shareholders may, upon proposal of the Board, make distributions out of reserves that we are not required to maintain by law and make distributions in kind.

     We have not to date paid any dividends on our shares of capital stock. We intend to retain future earnings for funding growth and therefore we do not anticipate paying cash dividends in the foreseeable future.


B.   SIGNIFICANT CHANGES

     None


ITEM 9A 1-3 & 5-7. THE OFFER AND LISTING

     NOT APPLICABLE.


B.   PLAN OF DISTRIBUTION

     NOT APPLICABLE.

A4 AND C SHARE PRICE AND MARKET

     Our common shares are listed under the symbol "MADGF" on the Nasdaq National Market. Our common shares are not listed on any other exchange. The price range of our common shares for the periods indicated, as reported on the Nasdaq National Market, is as follows:

                                    HIGH       LOW
                                  -------    ------
1997                              $16.125    $3.750
1998                                7.750     1.750
1999                               10.250     1.438

2000
First Quarter                     $17.375    $6.438
Second Quarter                      8.625     2.813
Third Quarter                       5.250     2.750
Fourth Quarter                      4.500     1.125

2001
First Quarter                     $ 3.750    $1.031
Second Quarter                      1.350     0.500
Third Quarter                       1.450     0.240
October                             0.450     0.280
November                            1.010     0.480
December                            0.800     0.360

2002
January                           $  0.62    $ 0.43
February                             0.64      0.31
March                                0.64      0.42
April                                0.48      0.34


D.   SELLING SHAREHOLDERS

     NOT APPLICABLE.


E.   DILUTION

     NOT APPLICABLE.


F.   EXPENSES OF THE ISSUE

     NOT APPLICABLE.

ITEM 10. ADDITIONAL INFORMATION


A.   SHARE CAPITAL

     NOT APPLICABLE.


B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     Madge Networks N.V. is incorporated in The Netherlands and registered at the commercial register of the Chamber of Commerce and Industries for Amsterdam under file number 34087207. The most current version of the Articles of Association of the Company was approved by the Special General Meeting of shareholders on October 10, 2001 and are filed in The Netherlands and with the NASDAQ as amended as of November 22, 2001.

     In our 2000 Annual Report on Form 20-F we disclosed details of our then current Articles of Association, as amended as of September 11, 2000. The now current articles only differ in two material respects from those described in full previously.

     The Supervisory Board now has the authority to appoint one of its members a designated member of the Supervisory Board. Robert Madge was appointed to this position on October 19, 2001.

     The nominal and authorized share capital of the Company were converted from NLG 1 and NLG 104 million into euro 0.45 and euro 45 million respectively. As part of this process we created a statutory reserve of euro 204,766 (approximately $180,000) to reflect the decrease in issued capital caused by the conversion of the issued share capital from Dutch guilders to euros.


C.   MATERIAL CONTRACTS

     The following is a description of contracts that have been entered into by us and/or our subsidiaries since March 31, 2000, that were not entered into in the ordinary course of business and that are or may be material to our business:


MADGE NETWORKS

(a) A Master Agreement with Vital Network Services LLC ("Vital") on April 12, 2000, whereby we outsourced our Madge.connect technical support and training function to Vital. In consideration of Vital providing technical support and consultancy services to Madge and assuming the liabilities for the majority of our employees in these groups, we agreed to pay Vital $5.0 million over a three year period, a proportion of which is returnable if Vital do not perform. We receive a proportion of service revenue Vital receives from our customers until 2003.

(b) A Share Purchase Agreement on July 26, 2000, with Volendam, under which they agreed to invest $30 million Madge Networks N.V. shares at a price of $3.1875 per share. The shares were acquired in July, August and September 2000.

(c) Several agreements with Initia, Inc. (formerly YorkTel Acquisition Corporation) ("Initia") on September 29, 2000, whereby we sold our video networking business (apart from the manufacturing function) to them for a cash payment of approximately $300,000 on close and future consideration of $1.0 million based on quarterly pre-tax profit generated by the business, together with payment for inventory consumed. Initia also assumed the liabilities of our employees in this group.

(d) An agreement with Freedom Vertical Technologies, Inc. ("Freedom") on September 29, 2000, whereby we transferred the manufacturing function of our Video Networking Business to them in return for $11,000 and assumption by Freedom of our liabilities for our employees in this group.

(e) On April 27, 2001 a Funding Agreement with the Administrator appointed in respect of Madge.web Limited. Under this agreement, Madge Networks N.V. agreed to provide a maximum of $6.0 million of funding for Madge.web Limited to be continued to be operated as a going concern by the Administrators to increase the chances of a purchaser for the Madge.web group being secured.

(f) On May 14, 2001 Madge Networks sent a letter to PricewaterhouseCoopers providing a commitment to fund SG$500,000 in respect of the Interim Judicial Management order granted in respect of Madge SE Asia Pte Ltd in Singapore.

(g) On June 18, 2001 we, together with the Administrators of Madge.web in the U.K. and the Interim Judicial Managers in Singapore entered into a Settlement Agreement with Tullett & Tokyo under which Tullett & Tokyo paid a sum of money to Madge.web Limited in settlement of monies it owed Madge.web Limited and other companies in the Madge.web group. As part of this Madge Networks N.V. was released from all obligations it had to supply trader voice services to Tullett & Tokyo.

(h) On July 18, 2001 we together with the Administrators of Madge.web in the U.K. and the Interim Judicial Managers in Singapore, entered into an agreement to sell certain assets (in Europe and Asia) relating to the trader voice business of Madge.web. Monies paid to the Administrators will be used to pay the creditors of Madge.web Limited.

(i) On September 7, 2001 a settlement letter with Telecity (UK) Limited ("Telecity") under which we agreed a settlement of amounts due to Telecity by Madge Networks N.V. under the terms of a guarantee we had given Telecity for the obligation of Madge.web.

(j) On September 28, 2001, a settlement letter with Volendam under which Madge.web N.V. agreed to pay $624,035 interest due to Volendam over 12 monthly installments and Madge Networks N.V. guaranteed these payments. The agreement was subsequently amended on May 21, 2002 to extend the payment terms agreed. For further details see Item 7 - "Related Party Transactions".

(k) On October 10, 2001 a Settlement Agreement and mutual release between Madge Networks Limited, Madge.web Limited (in Administration) and British Telecommunications Plc.("BT") under which BT released the other parties from certain debts due to it relating to circuits supplied to the Madge.web business by BT in return for payments from Madge.web Limited and Madge Networks Limited. This agreement was subsequently slightly amended on May 28, 2002.

(l) On October 10, 2001 a Settlement Agreement with Robert Madge terminated his employment with Madge Networks by mutual consent and required a settlement payment of $24,167.00 per month for 24 months starting October 28, 2001.

(m) On October 10, 2001 a Consultancy Agreement with Robert Madge for him to provide consulting services for a period of 24 months, for which he is to receive $10,000 per month for 24 months starting October 28, 2001.

(n) On November 1, 2001 a Settlement Agreement with Celestica Ireland Limited ("Celestica") under which we agreed the terms upon which we would move our subcontract manufacturing requirements from Celestica by March 2002. As part of this exit plan we agreed to pay Celestica for certain components they held and to pay them for the further products they produced for us.

(o) On December 21, 2001 entered into an agreement with the now Liquidator of Madge.web Limited to pay us $1.5 million as part payment of the funding we provided to Madge.web pursuant to agreement (e).

(p) On April 30, 2002, a Promissory Note with Cisco Systems Finance International ("Cisco") whereby we agreed to pay certain sums to Cisco over a ten month period in full and final settlement of the guarantee we gave for various equipment leases taken out by Madge.web Limited.

(q) On April 29, 2002 a letter agreement whereby Robert Madge agreed to sit on the board of Red-M as one of the Madge Designated Directors. As compensation for Mr. Madge serving on the board of Red-M as one of the Madge Designated Directors, he will also receive (pound)15,000 ($21,000) per annum from us while a director, as well as certain bonus payments in the event that we realize at least $20 million from our Red-M investment over the next six years. The amounts payable to Mr. Madge will increase until we realize $85 million from our Red-M investment, when a final amount would be payable to Mr. Madge.

(r) On May 21, 2002 a Factoring Agreement with Platinum Funding Corp., whereby they agreed to lend us monies over a two year period, secured upon our accounts receivables from sales in the United States.


RED-M BUSINESS (ONLY UP UNTIL APRIL 2001 WHEN THEY BECAME AN ASSOCIATED COMPANY, UNLESS THE CONTRACT AFFECTS US DIRECTLY.)

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

(c) On April 12, 2001, an Investment Agreement with Apax Partners and Amadeus Capital Partners whereby they acquired $8.6 million worth of shares in Red-M (Communications) Limited from Madge and to invest a further $21.3 million immediately in Red-M shares with a further $5.9 million guaranteed

18 weeks from close and a $7.5 million option that Red-M can exercise between January 2002 and April 2002, subject to certain conditions being met. This Agreement was subsequently amended by a Shareholders Agreement dated September 10, 2001 entered into when Intel invested further funds pursuant to (d) below. This Shareholders Agreement was then subsequently amended by a further amendment see (e) below.


(d) On September 4, 2001 an Investment Agreement whereby Intel invested $2.9 million in September 2001 and a further $278,000 in November 2001 in Red-M. Intel also agreed to invest a proportion of the $7.5 million being invested as per document (c) of the Red-M agreements (upon Red-M's option between January & April 2002, subject to certain conditions being met).


(e) On January 17, 2002 an Amendment to the Shareholders Agreement that had been entered into between us, Red-M, Apax Partners, Amadeus Capital Partners and Intel. This agreement amended the non-compete clauses in the Shareholders Agreement entered into on September 10, 2002 pursuant to the Intel investment and the original Investment Agreement (c above).


MADGE.WEB BUSINESS

(a) On July 26, 2000, we entered into a Subscription Agreement under which Volendam agreed to invest $30 million in Class B Preferred shares in Madge.web N.V. at a pre-money valuation of $400 million, exercisable at Madge.web N.V.'s option. In December 2000, we called the option and in January 2001, Volendam were issued 933,870 Class B Preferred shares in Madge.web N.V. at a price of $32.12 per share.

(b) On September 26, 2000, a Loan Agreement was entered into with Volendam, whereby they agreed to loan up to $30 million to Madge.web. Under this Loan Agreement the debt was waived if Madge.web called in the option it had to require Volendam to purchase the shares (under the Subscription Agreement- see
(a) above). Madge.web agreed to pay Volendam interest on the loan monies while they were outstanding at LIBOR plus 1.5%. See agreement (j) in Madge Networks section, above.

(c) A strategic technology and marketing alliance with Inktomi Corporation was entered into on August 9, 2000. We licensed Inktomi's software, enabling us to enhance our Overnet with content distribution services for the business-to-business market.

(d) A further agreement on August 9, 2000 was made with Inktomi whereby they agreed to invest up to $5 million in shares of Madge.web N.V., subject to certain conditions. This agreement expired at the end of March 2001 and was effectively replaced by the agreement in (i) below.

(e) An Alliance Agreement with Magnifi, Inc entered into on September 21, 2000 whereby we licensed software from them to allow us to provide businesses with premium service rich content management solutions to support the creation and management of their marketing content assets, such as branding, advertising and marketing campaigns. Under this agreement with Magnifi there is a revenue sharing arrangement.

(f) A Share Purchase Agreement and related agreements dated September 21, 2000 whereby we acquired $2.0 million worth of Series E Preferred Stock in Magnifi, Inc. on October 20, 2000.

(g) Various lease finance facilities with Hewlett Packard International Bank Limited, whereby Hewlett Packard agreed to lease us Hewlett Packard equipment needed to expand Madge.web's Overnet. These leases are guaranteed by Madge Networks N.V. in a guarantee dated October 14, 1999.

(h) Loan facility from Hewlett Packard International Bank Limited date November 17, 2000 whereby Hewlett Packard agreed to loan Madge.web monies to partly cover the purchase by Madge.web of the Inktomi software. As part of this loan facility we agreed to give Hewlett Packard warrants to acquire 0.75% of the issued share capital (as at January 31, 2000) in Madge.web N.V. at $32.12 per share.

(i) A Share Purchase and Registration Rights Agreement both dated March 28, 2001 with Inktomi under which they agreed to purchase $5.0 million worth of shares in Madge Networks N.V. at the closing price of the shares on the first business day after the day we file our 2000 Annual Report on Form 20-F. Further details of this appear in Item 5 "Operating And Financial Review And Prospects".


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

         As of January 1, 2001, the Income Tax Act 1964 ("Wet op de inkomstenbelasting 1964") and the Net Wealth Tax Act 1964 ("Wet op de vermogensbelasting 1964") have been abolished and replaced by an entirely new Act, the Income Tax Act 2001 ("Wet inkomstenbelasting 2001"). Under this new Act, taxable income is divided into a number of boxes, each with its own rules and its own rate. There will be three boxes:

     o   Box I for taxable income from employment and home ownership;

     o   Box II for taxable income from a substantial business interest;

     o   Box III for taxable income from savings and investments.


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

         Under the Tax Convention between the United States and The Netherlands, dividends paid by us to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof (each a "U.S. Shareholder") are generally eligible for a reduced 15% rate of withholding tax unless such U.S. Shareholder has a permanent establishment in The Netherlands with which the common shares are effectively connected. The dividend withholding tax rate generally is reduced to 5% in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of the company paying the dividend. The Tax Convention provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein.


DUTCH INDIVIDUAL INCOME TAX AND CORPORATE INCOME TAX

         In general, a shareholder not resident nor deemed to be resident in The Netherlands will not be subject to Dutch individual income tax or corporate income tax with respect to dividends distributed by us on the common shares or with respect to capital gains derived from the sale or disposal of common shares, provided that:

1. the non-resident shareholder does not carry on a business in The Netherlands through a permanent establishment or a permanent representative or a fixed place to which or to whom the common shares are attributable; and

2. the non-resident shareholder does not have, directly or indirectly, a substantial interest ("aanmerkelijk belang") or a deemed substantial interest ("fictief aanmerkelijk belang") in Madge or, in the event that the non-resident Shareholder has such an interest, it is attributable to an enterprise carried on by him or for his account according to Dutch tax principles.

     A non-resident shareholder generally has a substantial interest in our share capital if he, solely or with his spouse or with certain persons sharing his residence (for example, a non-married partner), directly or indirectly:


1. owns shares, or holds other rights, amounting to 5% or more of the total issued share capital (or 5% or more of the issued shares in a class of shares); or

2. holds rights to acquire shares amounting to 5% or more of the total issued share capital (or of the issued share capital of a class of shares); or

3. holds rights to share in our profit or share in our liquidation revenue amounting to 5% or more of annual profits or of our liquidation revenue.

4.   holds 5% or more of the voting rights in the General Assembly of Madge.

         A deemed substantial interest exists if the non-resident shareholder does not hold any substantial interest as described above but a participation of this type is held by a direct relative (for example, children) or by a direct relative of his spouse, or when the non-resident shareholder has had a (deemed) substantial interest at a time during the last 10 years.

         The above description does not include all cases in which a deemed substantial interest can occur. In case of doubt, shareholders should seek the advice of their tax advisers.

         Non-resident individuals who have a shareholding which qualifies as a (deemed) substantial interest are, in principle, taxed in Box II at a rate of 25% for their profits and gains derived from their substantial interests. Non-resident Corporate taxpayers are in principle taxed at the normal corporate income tax rate of 35% for these profits and gains.

         It should be noted that (interest) income paid upon debts issued by Madge to a corporate shareholder that holds a substantial interest in Madge and gains realized upon the alienation of such debts fall within the scope of the substantial interest regime and are thus taxable at the above rate of 35%. However, as mentioned above, for non-resident corporate shareholders the substantial interest regime only is applicable if the shareholding can not be attributed to an enterprise. Based on the current wording of article 3.92 Income Tax Act in combination with article 7.1 Income Tax act, non-resident individuals with a substantial interest (not by way of a deeming provision) in Madge that hold such debt are in principle taxed in Box I (income from employment and home ownership) at a gliding scale rate with a maximum of 52% to the extent of the income and gains derived from the debt.

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


BOX III INCOME

         As mentioned above, under the new Dutch income tax act (effective January 1, 2001), taxable income is divided into three separate categories referred to as "boxes". Accordingly, the elements of taxable income will no longer be added together to form one total for taxable income to which a single rate applies. Instead, the elements of taxable income will be allocated to three separate boxes, each with its own rules and tax rate. Income from savings and investments is taxed in Box III. Instead of being taxed on the income actually received, a fixed yield (or return) of 4% is calculated each year on the actual value of assets and liabilities held. The fixed 4% yield is taxed at a flat rate of 30%. This means that the annual tax levied on income from savings and investments amounts to 4% of 30% = 1.2% on the actual value of assets and liabilities held.

         A non-resident individual shareholder should in principle not be taxed in box III. As mentioned above, such a non-resident individual shareholder would be taxed in box I if the shares can be attributed to a permanent establishment or a fixed place.


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


TAXATION OF DIVIDENDS

         Distributions (whether in cash or stock), to the extent paid out of the current or accumulated earnings and profits of Madge, as determined under U.S. tax accounting principles, will be treated as dividends for U.S. federal income tax purposes. Such dividends (including Netherlands withholding taxes (see "Dutch Withholding Tax on Dividends" above) deducted therefrom) will be taxed to U.S. Holders as ordinary income and will not be eligible for the dividends received deduction generally available to corporate U.S. shareholders. In addition, such dividends generally will be considered (i) dividends from sources outside of the United States for foreign tax credit purposes and (ii) in the "passive income" or "financial services income" foreign tax credit basket. Such dividends will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax in the hands of persons who are not U.S. Holders unless such dividends are effectively connected with the conduct of a trade or business in the United States. Distributions in excess of current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder's basis in the common shares and thereafter as capital gain. A U.S. Holder may elect annually either to deduct The Netherlands withholding tax (see "Dutch Taxes") from its income or take the withholding taxes as a credit against its U.S. federal income tax liability, subject to U.S. foreign tax credit limitation rules.


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

         Various trusts established by Robert Madge own approximately 53.02% of our common shares. If under FPHC rules these shares were deemed to be held by Mr. Madge and he were to become a U.S. citizen or resident, or were to marry a U.S. citizen or resident, a U.S. group might then exist based in part upon the shares considered owned by him. Moreover, if under FPHC rules the trusts' shares were deemed to be held by a member of Mr. Madge's family and the family member were to become a U.S. citizen or resident, or were to marry a U.S. citizen or resident, such shares might be considered as part of a U.S. group. Although we believe that at the present time no U.S. group exists, and that no U.S. group will exist, we can give no assurances regarding future ownership of our shares by members of the Madge family, or future changes in citizenship or residence of Madge family members which could contribute to the creation of a U.S. group and thus cause Madge to be treated as an FPHC. Moreover, we can give no assurance that we will have timely knowledge of the formation of a U.S. group. In this regard, we do not assume any obligation to make timely disclosure with respect to such status. Moreover, since we do not intend to maintain our books and records in accordance with U.S. tax accounting principles, U.S. Holders may not have information available with which to determine accurately any deemed dividend in the event we become an FPHC and would have to estimate such deemed dividend. If we become a FPHC, a U.S. Person who acquires shares from a decedent would be denied the step-up of tax basis of such shares to fair market value on the decedent's date of death which otherwise would have been available and instead would have a tax basis equal to the lower of fair market value or the decedent's basis. As noted above, certain U.S. tax consequences turn on the composition of the income of Madge and our subsidiaries. The tax law is not entirely clear as to the proper classification of all relevant types of income, which Madge and our subsidiaries may realize. Accordingly, there can be no assurance that management's expectations described above will be fulfilled.


UNITED STATES BACKUP WITHHOLDING

         A holder of common shares may be subject to "backup withholding" at the rate of 27.5% with respect to dividends paid on such common shares if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of sale, exchange or redemption of common shares may be subject to backup withholding if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

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


F.   DIVIDENDS AND PAYING AGENTS

         NOT APPLICABLE.


G.   STATEMENT BY EXPERTS

         NOT APPLICABLE.


H.   DOCUMENTS ON DISPLAY

         Our Articles and all our other corporate documentation can be inspected at the offices of our Dutch Counsel in the Netherlands, Houthoff Buruma, Parnassusweg 126, 1076 AT Amsterdam, The Netherlands. Interested parties should contact our Legal Counsel, Kirstie Hallgate based in the United Kingdom on +44 1753 661000.


I.   SUBSIDIARY INFORMATION

         NOT APPLICABLE.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         For purposes of specific risk analysis, we use sensitivity analysis to determine the effects that market risk exposures may have on the fair values of our financial instruments. The financial instruments included in the sensitivity analysis consist of all of our cash, cash equivalent and restricted cash balances.

         The sensitivity analyses provided below do not take into account the possibility that foreign exchange rates relating to the currencies of different countries can move independently and that gains from one category may or may not be offset by losses from another country.


FOREIGN EXCHANGE

         To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates on market sensitive instruments. From time to time we have used currency forward contracts to manager foreign currency exposures. However, at December 31, 2001 there were no contracts outstanding.

         The market values for cash balances in a foreign currency are computed based on spot rates in effect at December 31, 2001. The difference in this comparison is the hypothetical gain or loss associated with each type of risk. A 10% movement in levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in approximately a $126,000 change in the fair value of our cash denominated in a foreign currency at December 31, 2001.


INTEREST RATES

         We manage debt and overall financing strategies using a combination of short and medium term facilities, all at variable rates. Surplus cash deposits are placed for fixed-terms not exceeding three months with credit-worthy financial instruments. We do not currently hedge exposure to interest rate fluctuations through the use of derivative instruments.

         Based on variable rate debt levels at December 31, 2001 a one percent change in interest rates would result in a $40,000 impact on net interest exposure.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         NOT APPLICABLE.


PART II.


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.


ITEM 14. MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

         None.


ITEM 15. RESERVED

ITEM 16. RESERVED

PART III.


ITEM 17. FINANCIAL STATEMENTS

         We have responded to Item 18.

ITEM 18. FINANCIAL STATEMENTS

         The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young LLP, are filed as part of this Annual Report.

                                                                            Page
                                                                            ----
         Report of Independent Auditors....................................  F-1

         Consent of Independent Auditors...................................  F-2

         Consolidated Balance Sheets as of December 31, 2000 and 2001......  F-3

         Consolidated Statements of Operations for the years ended
         December 31, 1999, 2000 and 2001..................................  F-5

         Consolidated Statements of Shareholders' Equity (Deficit) for
         the years ended December 31, 1999, 2000 and 2001..................  F-6

         Consolidated Statements of Cash Flows for the years ended
         December 31, 1999, 2000 and 2001..................................  F-7

         Notes to Consolidated Financial Statements........................  F-9

         Schedule II Valuation and Qualifying Accounts.....................  S-1

ITEM 19. EXHIBITS


EXHIBIT NO.         EXHIBIT
-----------         -------
1.                  Articles of Incorporation of Registrant dated November 22,
                    2001 incorporated by reference to Exhibit 1 to our Form 6-K filed on February 27, 2002.

2.                  Not applicable.

3.(i) Agreement between Cansolt Trustees Limited, as Trustees of a Settlement under a Deed dated March 8, 1990, and Hartland Holdings Limited pursuant to Rule 13d-1(k)(1)(iii) under Securities and Exchange Act of 1934, as amended, incorporated by reference to Exhibit 2 to Robert Madge's
                    Schedule 13D Report filed on August 4, 2000.

3.(ii) Agreement between Cansolt Trustees Limited, as Trustees of a Settlement under a Declaration of Trust dated June 7, 1993 and Volendam Investeringen N.V. pursuant to Rule 13d-1(k)(1)(iii) under Securities and Exchange Act of 1934, as amended, incorporated by reference Exhibit 3 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

3.(iii) Agreement between Cansolt Trustees Limited, as Trustees of a Settlement under a Deed dated March 8, 1990, Hartland Holdings Limited and Landhart Investments N.V. pursuant to Rule 13d-1(k)(1)(iii) under Securities and Exchange Act of 1934, as amended, incorporated by reference Exhibit 4 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(i) *Patent License Agreement dated as of July 1, 1999, between Registrant and International Business Machines Corporation, incorporated by reference to Exhibit 4(a)(i) to our Annual Report on Form 20-F for 2000 filed on July 12, 2001.

4.(a)(ii)           Agreement for the Sale and Purchase of assets dated as of
                    August 31, 1999 between Registrant and Olicom A/S, incorporated by reference to Exhibit 4(a)(ii) to our Annual
                    Report on Form 20-F for 2000 filed on July 12, 2001.

4.(a)(iii)          Receivables Financing Agreement dated as of October 1, 1999, between Madge Networks Limited and GE Capital Commercial
                    Finance Limited, incorporated by reference to Exhibit
                    4(a)(iii) to our Annual Report on Form 20-F for 2000 filed on July 12, 2001.

4.(a)(iv)           Guarantee given by Registrant on various finance leases
                    entered into by Madge.web Limited and Hewlett Packard
                    International Bank Limited dated October 14, 1999, incorporated by reference to Exhibit 4(a)(v) to our Annual
                    Report on Form 20-F for 2000 filed on July 12, 2001.

4.(a)(v) *Master Agreement dated as of April 12, 2000, between Madge.connect Holdings B.V. and Vital Network Services LLC., incorporated by reference to Exhibit 4(a)(vi) to our Annual Report on Form 20-F for 2000 filed on July 12, 2001.

EXHIBIT NO.         EXHIBIT
-----------         -------
4.(a)(vi)           Loan Agreement dated as of July 26, 2000, between Madge.web
                    N.V. and Volendam Investeringen N.V. incorporated by reference Exhibit 5 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(vii)          Share Purchase Agreement dated as of July 26, 2000, between
                    Registrant and Volendam Investeringen N.V. incorporated by reference Exhibit 6 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(viii)         Registration Rights Agreement dated as of July 26, 2000,
                    between Registrant and Volendam Investeringen N.V.
                    incorporated by reference Exhibit 7 to Robert Madge's
                    Schedule 13D Report filed on August 4, 2000.

4.(a)(ix)           Subscription Agreement dated as of July 26, 2000, between
                    Madge.web N.V. and Volendam Investeringen N.V. incorporated by reference Exhibit 8 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(x) *Investment Agreement dated as of April 12, 2001, between Registrant, Red-M (Communications) Limited, Michael Wilson & Others, Apax Funds and Amadeus Funds incorporated by reference to Exhibit 4(a)(xiv) to our Annual Report on Form 20-F for 2000 filed on July 12, 2001.

4.(a)(xi)           Funding Agreement dated as of April 27, 2001 between
                    Registrant and PricewaterhouseCoopers, incorporated by reference to Exhibit 4(a)(xvi) to our Annual Report on Form
                    20-F for 2000 filed on July 12, 2001.

4.(a)(xii)          Funding letter dated as of May 14, 2001 between Registrant and PricewaterhouseCoopers in Singapore.

4.(a)(xiii)         Settlement Agreement dated June 18, 2001 between Registrant,
                    Madge.web Limited (In Administration), Interim Judicial
                    Manager and Tullett & Tokyo Liberty Plc.

4.(a)(xiv)          Sale Agreement dated July 18, 2001 between Registrant,
                    Madge.web Limited (In Administration), Interim Judicial
                    Managers and Tullett & Tokyo Liberty Plc.

4.(a)(xv)           Articles of Incorporation of Red-M (Communications) Limited
                    as at September 4, 2001

4.(a)(xvi)          Settlement Letter dated September 7, 2001 between Registrant and Telecity (UK) Limited.

4.(a)(xvii)         **Shareholders Agreement dated September 10, 2001 between
                    Registrant, Intel Capital Corporation, Red-M
                    (Communications) Limited, Apax Funds, and Amadeus Funds.

4.(a)(xviii)        Settlement Letter dated September 28, 2001 between
                    Registrant, Madge.web N.V. and Volendam Investeringen N.V.

4.(a)(xix)          Settlement Agreement and mutual release dated October 10,
                    2001 between Madge Networks Limited, Madge.web Limited
                    (In Liquidation) and British Telecommunications Plc.

EXHIBIT NO.         EXHIBIT
-----------         -------
4.(a)(xx)           Settlement Agreement dated October 10, 2001 between
                    Registrant and Robert Madge.

4.(a)(xxi)          Consultancy Agreement dated October 10, 2001 between
                    Registrant and Robert Madge.

4.(a)(xxii)         Settlement Agreement dated November 1, 2001 between
                    Registrant and Celestica Ireland Limited.

4.(a)(xxiii)        Manufacturing Agreement dated November 30 2001 between Madge
                    Networks Limited and Sanmina SCI.

4.(a)(xxiv)         Supplemental Agreement & Deed of Indemnity dated December
                    21, 2001 between Registrant and PricewaterhouseCoopers.

4.(a)(xxv)          **Amendment to Shareholders Agreement dated January 17, 2002 between Registrant, Intel Capital Corporation, Red-M
                    (Communications) Limited, Apax Funds, and Amadeus Funds.

4.(a)(xxvi)         Promissory Note dated April 30, 2002 between Registrant and
                    Cisco Systems Finance International.

4.(a)(xxvii)        Letter Agreement dated April 29, 2002 between Registrant and
                    Robert Madge.

4.(a)(xxviii)       Factoring Agreement dated May 21, 2002 between Madge
                    Networks, Inc. and Platinum Funding Corp.

4.(a)(xxix)         Amendment to Settlement Agreement dated May 21, 2002 between
                    Registrant, Madge.web N.V. and Volendam Investeringen N.V.

4.(a)(xxx)          Amendment to Settlement Agreement and mutual release dated
                    May 28, 2002 between Madge Networks Limited, Madge.web
                    Limited (In Liquidation) and British Telecommunications plc.

4.(c)(i) Employment Contract for Christopher Bradley, incorporated by reference to Exhibit 4(c)(i) to our Annual Report on Form 20-F for 2001 filed on July 12, 2001.

4.(c)(ii)           Employment contract for Martin Malina.

4.(c)(iii)          Employment contract for Christopher Semprini.

EXHIBIT NO.         EXHIBIT
-----------         -------
4.(c)(iv)           Indemnification Agreements between Registrant and the
                    following:

                    --   Christopher Bradley, incorporated by reference to
                         Exhibit 4(c)(ii) to our Annual Report on Form 20-F for 2001 filed on July 12, 2001.

                    -- Michael Fischer, incorporated by reference to Exhibit 4(c)(ii) to our Annual Report on Form 20-F for 2001 filed on July 12, 2001.

                    -- Alex Vieux, incorporated by reference to Exhibit 4(c)(ii) to our Annual Report on Form 20-F for 2001 filed on July 12, 2001.

                    --   Robert Madge.

                    --   Christopher Semprini.

                    --   Martin Malina.


*Confidential treatment has been received for portions of this Exhibit.

**Confidential treatment is being requested for portions of this Exhibit.

We have not included as exhibits agreements listed in Item 10 - Material Contracts, that relate solely to Madge.web as this business has been discontinued. Nor have we included any agreements that relate solely to Red-M as this is now an associated company of the Madge group.

                                   SIGNATURES


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                           MADGE NETWORKS N.V.


                                           /s/ Martin Malina
                                               ---------------------------------
                                               Martin Malina
                                               Chief Executive Officer


Date: May 27, 2002

                           REPORT INDEPENDENT AUDITORS

The Board of Directors and Shareholders of Madge Networks N.V.

         We have audited the accompanying consolidated balance sheets of Madge Networks N.V. as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. Our audit also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madge Networks N.V. at December 31, 2001 and 2000, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

         The accompanying financial statements have been prepared assuming that Madge Networks N.V. will continue as a going concern. The Company has a net working capital deficit (excluding restricted cash) of $17.2 million and a shareholders' deficit of $7.0 million as of December 31, 2001 and has incurred recurring losses from operations. Due to the unpredictable nature of the revenue income stream, uncertainty exists as to the Company's ability to generate operating cash flows, which will provide sufficient working capital for the Company. Uncertainty also exists as to the timing of cash flows in respect of the Company's ongoing winding down of its discontinued Madge.web segment. For these reasons, the Company's available cash, cash equivalents and short-term investments may be insufficient to fund operations for the next 12 months. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.


                                           Ernst & Young LLP
Reading, England
May 27, 2002

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-9772, 333-6252, 333-99830, 333-84768, 333-70684 and
333-84340), and related prospectuses of Madge Networks, N.V. of our report dated May 27, 2002, on the consolidated financial statements and schedule included in the Annual Report on Form 20-F of Madge Networks N.V. for the year ended December 31, 2001.

                                           Ernst & Young LLP

Reading, England
May 27, 2002

MADGE NETWORKS N.V.
Consolidated Balance Sheets
December 31, 2000 and 2001

December 31, (in thousands)                                           2000         2001
---------------------------                                        ---------    ---------
Assets
    Current assets:
    Cash and cash equivalents                                      $  18,405    $   8,549
    Restricted cash                                                    3,686        2,950
    Accounts receivable, net of allowances for
       doubtful accounts of  $1,330 - 2000 and $1,369 - 2001          12,220        3,719

    Inventories
      Raw materials                                                    2,329        1,129
      Finished goods                                                   5,242        3,411
                                                                   ---------    ---------
                                                                       7,571        4,540

    Current deferred tax assets                                           39           --
    Other receivables                                                  6,290           --
    Receivable from administration process                                --        2,210
    Prepaid expenses and other current assets                          8,880        3,815
    Current assets of discontinued operations                         13,276        1,590
                                                                   ---------    ---------
      Total current assets                                            70,367       27,373

Property and equipment, at cost
    Leasehold improvements                                            14,339       13,164
    Furniture and fixtures                                             4,230        2,897
    Electronic office equipment                                          817          519
    Computer and network equipment                                    18,014       10,770
    Manufacturing equipment                                              251           61
                                                                   ---------    ---------
                                                                      37,651       27,411
    Accumulated depreciation                                         (25,484)     (19,986)
                                                                   ---------    ---------
    Net property and equipment                                        12,167        7,425

Property and equipment related to discontinued operations net of accumulated depreciation and allowance for losses on
  disposition                                                          2,208        2,208

Intangible asset, net of accumulated amortization                     11,343        3,633

Restricted cash                                                        6,254        3,459
Investments of discontinued operations                                 2,000        2,000
                                                                   ---------    ---------
Total assets                                                       $ 104,339    $  46,098
                                                                   =========    =========

                             See accompanying notes

MADGE NETWORKS N.V.
Consolidated Balance Sheets (Continued)
December 31, 2000 and 2001

December 31, (in thousands excluding share numbers)                   2000         2001
---------------------------------------------------                ---------    ---------
Liabilities and Shareholders' Deficit
Current liabilities:
    Short-term borrowings                                          $      --    $   3,189
    Accounts payable                                                  10,588        5,591
    Deferred consideration                                             4,890        2,575
    Accrued wages and related liabilities                              2,851          369
    Other accrued liabilities                                         30,548       14,823
    Income taxes payable                                              11,593        5,001
    Current portion of lease obligations                                 629          559
    Current liabilities of discontinued operations                    48,006        9,560
                                                                   ---------    ---------
         Total current liabilities                                   109,105       41,667

Long-term portion of lease obligations                                   752          182
Deposit payable                                                          948          943
Long-term obligations of discontinued operations                      16,894       10,304
                                                                   ---------    ---------
         Total liabilities                                           127,699       53,096

Commitments and contingencies

Shareholders' deficit:

Common Shares, 1 NLG par value, 100,000,000 shares
  authorized and 53,928,726 shares issued and outstanding
  at December 31, 2000. 0.45 euro par value, 96,000,000
  shares authorized and 54,037,611 shares issued and
  outstanding at December 31, 2001                                    29,146       29,193
Additional paid-in capital                                           169,694      169,955
Treasury stock, 130,000 shares held at December 31, 2000                (404)          --
Accumulated deficit                                                 (208,486)    (190,016)
Accumulated other comprehensive loss                                 (13,310)     (16,130)
                                                                   ---------    ---------
         Total shareholders' deficit                                 (23,360)      (6,998)
                                                                   ---------    ---------
Total liabilities and shareholders' deficit                        $ 104,339    $  46,098
                                                                   =========    =========

                             See accompanying notes

MADGE NETWORKS N.V.
Consolidated Statements of Operations
Years Ended December 31, 1999, 2000 and 2001

(in thousands, except per share amounts)                 1999         2000         2001
----------------------------------------              ---------    ---------    ---------
Net sales                                             $ 166,677    $ 125,909    $  70,317
Cost of sales                                            80,564       66,628       32,932
                                                      ---------    ---------    ---------
Gross profit                                             86,113       59,281       37,385

Operating expenses:
  Sales and marketing                                    60,896       37,669       18,062
  Research and development                               28,809       15,135        3,741
  General and administrative                             10,932       10,391        8,911
  Special (gain)                                         (7,565)      (2,618)      (5,112)
                                                      ---------    ---------    ---------
Total operating expenses                                 93,072       60,577       25,602
                                                      ---------    ---------    ---------

    Operating income (loss) from continuing              (6,959)      (1,296)      11,783
      operations
Interest income                                           3,175        1,666        2,739
Interest expense                                            980        2,376        1,206
Gain on sale of investment in Red-M                          --           --        7,997
                                                      ---------    ---------    ---------
    Income (loss) from continuing operations before
      income taxes and share of losses of associate
      Red-M                                              (4,764)      (2,006)      21,313

Provision (benefit) for income taxes                        938          201       (2,129)
                                                      ---------    ---------    ---------
Income (loss) from continuing operations before
  share of losses of associate Red-M and
  discontinued operations                                (5,702)      (2,207)      23,442

Share of losses of associate Red-M                           --           --       (1,499)
                                                      ---------    ---------    ---------
Income (loss) from continuing operations                 (5,702)      (2,207)      21,943

Discontinued operations:
    Loss from operations of discontinued
      business                                          (34,611)    (107,662)      (3,473)
    Loss from discontinued business,
      including provision for operating losses
      during the sale period of $2,780                       --      (41,680)          --
                                                      ---------    ---------    ---------
                                                        (34,611)    (149,342)      (3,473)
                                                      ---------    ---------    ---------
Net income (loss)                                     $ (40,313)   $(151,549)   $  18,470
                                                      =========    =========    =========
Income (loss) per share from continuing operations:
     Basic and diluted                                $   (0.14)   $   (0.05)   $    0.40

Loss per share from discontinued operations:
     Basic and diluted                                $   (0.86)   $   (3.20)   $   (0.06)

Net income (loss) per share:
     Basic and diluted                                $   (1.00)   $   (3.25)   $    0.34

Weighted average shares outstanding:
     Basic and diluted                                   40,420       46,672       54,019

                             See accompanying notes

MADGE NETWORKS N.V.
Consolidated Statements of Shareholders' Equity (Deficit) Years Ended December 31, 1999, 2000 and 2001 (in thousands)

                                                                                          Accumulated       Total
                                               Additional                                    Other       Shareholders'
                                    Common       Paid-in      Treasury     Accumulated   Comprehensive      Equity
                                    Shares       Capital        Stock        Deficit         Loss          (Deficit)
                                 -----------   -----------   -----------   -----------   -------------   -------------
Balance at January 1, 1999        $  25,182     $ 123,658     $ (10,703)    $ (16,624)     $  (5,120)      $ 116,393
Net loss                                                                      (40,313)                       (40,313)
Foreign currency translation
   adjustments                                                                                (1,712)         (1,712)
                                                                                                           ---------
Comprehensive loss                                                                                           (42,025)
                                                                                                           ---------
Shares issued                            98           349         1,365                                        1,812
Shares repurchased                                               (7,004)                                      (7,004)
Shares canceled                      (1,940)      (13,998)       15,938                                           --
                                  ---------     ---------     ---------     ---------      ---------       ---------
Balance at December 31, 1999         23,340       110,009          (404)      (56,937)        (6,832)         69,176

Net loss                                                                     (151,549)                      (151,549)
Foreign currency translation
  adjustments                                                                                 (6,478)         (6,478)
                                                                                                           ---------
Comprehensive loss                                                                                          (158,027)
                                                                                                           ---------
Shares issued                         5,806        59,685                                                     65,491
                                  ---------     ---------     ---------     ---------      ---------       ---------
Balance at December 31, 2000         29,146       169,694          (404)     (208,486)       (13,310)        (23,360)

Net income                                                                     18,470                         18,470
Foreign currency translation
  adjustments                                                                                 (2,820)         (2,820)
                                                                                                           ---------
Comprehensive income                                                                                          15,650
                                                                                                           ---------
Shares issued                           100           612                                                        712
Shares canceled                         (53)         (351)          404                                           --
                                  ---------     ---------     ---------     ---------      ---------       ---------
Balance at December 31, 2001      $   29,193    $ 169,955     $      --     $(190,016)     $ (16,130)      $  (6,998)
                                  ==========    =========     =========     =========      =========       =========

                             See accompanying notes

MADGE NETWORKS N.V.
Consolidated Statements of Cash Flows

Years Ended December 31, (in thousands)                        1999         2000         2001
---------------------------------------                     ---------    ---------    ---------
Cash flows from operating activities
    Net income (loss) from continuing operations            $  (5,702)   $  (2,207)   $  21,943
    Adjustments to reconcile net income (loss) from
      continuing operations to net cash provided by
      (used in) operating activities of continuing
      operations:
      Loss on sale of property and equipment                    2,239        2,785           68
      Depreciation                                              6,975        5,580        4,340
      Amortization of other intangible assets                   2,936       10,205        7,710
      Loss from associate Red-M                                    --           --        1,499
      Profit on sale of investment in Red-M                        --           --       (7,997)
    Changes in assets and  liabilities net of effect of
      sale of Red-M:
      Restricted cash                                         (10,500)         560        3,531
      Accounts receivable                                       9,276       17,470       10,087
      Other receivable                                         (2,152)      (3,623)       6,290
      Receivable from administration process                       --           --       (2,210)
      Prepaid and other current assets                          6,653       (2,498)       5,857
      Inventories                                              (4,472)       8,589        3,168
      Net deferred tax asset                                      342            5           39
      Accounts payable                                            488       (3,517)      (5,477)
      Deposit payable                                              --          948           (6)
      Deferred revenue                                          1,063       (1,063)          --
      Deferred consideration                                    8,500       (3,610)      (2,315)
      Other accrued liabilities                               (32,791)     (19,496)     (20,255)
      Amounts due to associate Red-M                               --           --       (2,806)
      Income taxes payable                                      3,496       (5,131)      (7,829)
                                                            ---------    ---------    ---------
Net cash provided by (used in) operating activities of
  continuing operations                                       (13,649)       4,997       15,637
Net cash (used in) operating activities of discontinued
  operations                                                  (26,636)     (51,343)     (36,823)
                                                            ---------    ---------    ---------
Net cash (used in) operating activities                       (40,285)     (46,346)     (21,186)

Cash flows from investing activities
    Additions to property and equipment                        (6,767)      (4,248)        (517)
    Purchase of  Olicom                                       (13,498)      (2,000)          --
    Proceeds from sales of property and equipment                  21          229           --
    Proceeds from sale of investment in Red-M                      --           --        8,731
                                                            ---------    ---------    ---------
Net cash provided by (used in) investing activities of        (20,244)      (6,019)       8,214
  continuing operations
Net cash provided by investing activities of discontinued
  operations
    Purchase of Gains                                         (37,743)          --           --
Other investing activities                                    (21,684)     (38,977)          --
                                                            ---------    ---------    ---------
Net cash generated by  (used in) investing activities         (79,671)     (44,996)       8,214

MADGE NETWORKS N.V.
Consolidated Statements of Cash Flows -- (Continued)

Years Ended December 31, (in thousands)                        1999         2000         2001
---------------------------------------                     ---------    ---------    ---------
Cash flows from financing activities
    Proceeds from capital leases                                2,004           --           --
    Repayment of capital leases                                (2,651)      (1,759)        (760)
    Short-term loan                                             5,474       (7,107)       3,189
    Repurchase of common shares                                (3,380)          --           --
    Net proceeds from shares issued to Volendam                    --       29,730           --
    Net proceeds from public share issue                           --       29,324           --
    Net proceeds from issue of other common shares              1,812        6,437          712
                                                            ---------    ---------    ---------
Net cash provided by financing activities of continuing
  operations                                                    3,259       56,625        3,141
Net cash provided by financing activities of
  discontinued operations                                       4,538       34,711           --
                                                            ---------    ---------    ---------
Net cash provided by financing activities                       7,797       91,336        3,141

Net decrease in cash and cash equivalents                   $(112,159)   $      (6)   $  (9,831)
                                                            =========    =========    =========

Cash and cash equivalents, beginning of year                $ 130,494    $  18,417    $  18,405
Effect of exchange rate changes on cash                            82           (6)         (25)
                                                            ---------    ---------    ---------
                                                              130,576       18,411       18,380
                                                            ---------    ---------    ---------
Cash and cash equivalents, end of year                         18,417       18,405        8,549
                                                            ---------    ---------    ---------
Net (decrease) in cash and cash equivalents                 $(112,159)   $      (6)   $  (9,831)
                                                            =========    =========    =========

Supplemental disclosure of cash flow information:
Interest paid in the year                                   $     537    $   1,621    $     495
Income taxes (refunded) paid in the year                    $  (1,911)   $     607    $      91

                             See accompanying notes

                               MADGE NETWORKS N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   PREPARATION OF FINANCIAL STATEMENTS - GOING CONCERN


         Madge Networks N.V. ("Madge" or the "Company") is a global provider of advanced networking product solutions to large enterprises and is the market leader in Token Ring networking. Until April 2001 the Company operated through three subsidiary groups: Madge.connect, Red-M and Madge.web. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. Red-M is a pioneering developer and leading supplier of wireless networking product and software solutions that enable access to a range of voice, video and data from a range of mobile devices and manage the connectivity of mobile devices into fixed networks. Madge.web was a global provider of rich content applications, content distribution and managed network services.

         The Company has a net working capital deficit (excluding restricted cash) of $17.2 million and a shareholders' deficit of $7.0 million as of December 31, 2001 and has incurred recurring losses from operations. Unrestricted cash was $8.6 million at December 31, 2001.

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

         On April 27, 2001 the Company publicly announced that the Board of Madge Networks decided not to provide further operational funding for Madge.web and that it was searching for a purchaser of the Madge.web business. Madge.web Limited in the United Kingdom and Madge SE Asia Pte Ltd in Singapore were put into Administration and Interim Judicial Management, respectively, in accordance with their local laws in processes broadly similar to Chapter 11 in the United States. The Company provided $6.3 million funding to the respective Administration and Interim Judicial Management processes for these two entities. In July 2001, the global Trader Voice business of Madge.web was sold. As no buyer was found for the IP business as a going concern, the remaining Madge.web assets were sold on a piecemeal basis. In June 2001, Madge.web B.V., the Dutch registered European sales subsidiary of Madge.web received permission from the Dutch courts for an Insolvent Liquidation once it became clear that a purchaser for the whole Madge.web group as a going concern would not be possible. As described in more detail in Note 2, in accordance with Accounting Principles Board Opinion No. 30 ("APB 30") and Emerging Issues Task Force ("EITF") Issue No. 95-18, Madge.web was presented as a discontinued operation in the 2000 financial statements. In calculating the loss on disposal, the Company has estimated that proceeds received by the Administrator and Interim Judicial Management from the sale of Madge.web's global Trader Voice business or Madge.web's other assets will be adequate to ensure that $3.7 million of the total funding of $6.3 million it provided for the Administration and Interim Judicial Management processes, respectively, will be repaid. The exact amount of the funding provided for Administration and Interim Judicial Management process to be repaid, and timing thereof, as well as the exact amount of costs to complete the wind-down of Madge.web's activities, is uncertain.

         Due to the unpredictable level of new and existing customer requirements currently being experienced, uncertainty exists as to the future level of revenues and operating cash flows of Madge and whether these will be sufficient to cover corporate overhead.

         In May 2002, the Company obtained a new working capital facility with Platinum Funding Corp ("Platinum"), which replaced its previous invoice discounting facility. The facility is a factoring agreement secured against the accounts receivable of the U.S. business and is for a minimum period of 24 months. It includes a standard termination clause, which enables Platinum to terminate the facility if the Company were to either become insolvent or appear to be insolvent.

         The above factors raise substantial doubt about the Company's ability to continue as a going concern.

         Management is of the opinion that it is appropriate to prepare the financial statements on a going concern basis. The financial statements do not include any adjustment that would result if the Company were to cease being a going concern. If revenue levels are insufficient to cover existing corporate overheads, Management believes it has identified sufficient cost savings to reduce the corporate overhead to a level to match lower revenue levels. Management also believes that the Company's funding facility with Platinum will be sufficient to meet the Company's ongoing funding requirements. Additionally, Management is confident that it will continue to meet the requirements for continued funding under the facility, and that Platinum will not invoke the termination clauses within the agreement.

         Should further liquidity be required by the Company, it would attempt to raise additional funds through working capital financing and other sources of finance such as bank credit or a further sale of its shares in Red-M, or, if achievable, a private placement of shares in Madge Networks. If Madge Networks N.V. shares are delisted, the Company will find it difficult to raise funds through an equity offering of its shares. Madge's ability to sell its shares in Red-M is also subject to certain restrictions based on the investment agreement between Madge and the recent purchasers of Red-M shares that could affect the Company's ability to sell and the price that could be obtained for Red-M shares. For further details see Note 20 to the Financial Statements.


2.   DISCONTINUED OPERATIONS

         In accordance with APB 30 and EITF Issue No. 95-18 Madge.web is presented as a discontinued business in the financial statements for 2000 and 2001. Accordingly the statements of operations for 1999 have been reclassified to reflect the Madge.web operating results as discontinued.

         The operating losses for the period January 1, 2001 to April 27, 2001, the date the decision was made to discontinue the Madge.web business, were accrued as at December 31, 2000. In addition, the loss from the decision to discontinue the business was also accrued as at December 31, 2000. This was determined based on our estimate of (i) the amount receivable from the Administrators of Madge.web Limited related to amounts due to Madge Networks N.V., (ii) operating losses of the companies not in liquidation or bankruptcy from April 27, 2001 to the estimated date of liquidation, (iii) the net realizable value from the sale or liquidation of such companies, (iv) additional liabilities resulting from guarantees provided by Madge Networks N.V. and contracts entered into by other Madge Networks companies and (v) obligations related to companies not in liquidation or bankruptcy including amounts payable for claims that may be made by former employees of Madge.web. During the second quarter of 2001 our estimate of the operating losses for the period January 1, 2001 to April 27, 2001 was revised, which had the effect of increasing the loss by $784,000. In addition, our estimate of the loss on disposition was also increased by $1,724,000. During the fourth quarter of 2001 our estimate of future operating losses of Madge.web was increased by $965,000. The revisions to the estimated losses were due to our re-estimation of the portion of the $6.3 million funding provided to the Administrators of Madge.web Limited which we expect to recover, our expectation that we will not receive any funds from the Interim Judicial Management in Singapore and our adjustment of other estimates related to the discontinued business. The collection of the debts of Madge.web Limited and sale of the remaining assets of the Madge.web business in all locations worldwide, except the United States, is mostly completed and is expected to be completed by the end of 2002; however, we expect that it will take until the end of 2003 to settle all claims and liabilities that relate to the liquidation of the Madge.web business and until the end of 2002 before the final payment of the funding is returned.

         Assets, liabilities and losses of discontinued operations (in thousands) are as follows:

As at December 31,
                                                                 2000      2001
                                                               -------   -------
Current assets of discontinued operations:
    Cash and cash equivalents                                  $ 9,431   $    --
    Accounts receivable                                          3,355        --
    Amounts due from Madge.web discontinued business               490     1,590
                                                               -------   -------
Total                                                          $13,276   $ 1,590
                                                               =======   =======
Property and equipment of discontinued operations:

Leasehold improvements, net                                    $ 2,208   $ 2,208
                                                               =======   =======

                                                                 2000      2001
                                                               -------   -------
Current liabilities of discontinued operations:
    Accounts payable                                           $10,647   $    --
    Other accrued liabilities  including amounts payable
    under guarantees                                             9,791     9,560
    Provision for future losses                                 27,568        --
                                                               -------   -------
         Total                                                 $48,006   $ 9,560
                                                               =======   =======
Long-term obligations of discontinued operations:

     Amounts payable under guarantees                          $16,894   $10,304
                                                               =======   =======

Year ended December 31,
                                                       1999         2000         2001
                                                    ---------    ---------    ---------
Loss from discontinued operations:
Net sales                                           $  29,475    $  30,632    $      --
Cost of sales                                          34,983       59,983           --
                                                    ---------    ---------    ---------
Gross loss                                             (5,508)     (29,351)          --
                                                    ---------    ---------    ---------

Operating expenses                                     29,103       46,178           --
Provision for future operating losses                      --       32,133       (3,473)
                                                    ---------    ---------    ---------
Net loss from operations of discontinued business     (34,611)    (107,662)          --
                                                    ---------    ---------    ---------
Loss on disposal of discontinued operations                --      (41,680)          --
                                                    ---------    ---------    ---------
         Total loss from discontinued operations    $ (34,611)   $(149,342)   $  (3,473)
                                                    =========    =========    =========

         The loss from operations of discontinued operations for 2000 includes a provision of $32.1 million which is the loss for the period January 1, 2001 to April 27, 2001.

         During 2000 Madge.web invested $2.0 million in Magnifi, now called Emmperative, a California-based, privately owned developer and operator of business-to-business extranet services targeted at the marketing and brand management requirements of large international organizations. Madge.web acquired what is now 62,305 Series E Preferred Stock of Emmperative, equal to 8.1% of the fully diluted Series E stock or approximately a 0.15% holding of Emmperative's total fully diluted equity as at March 1, 2002. We have received a Notice to Creditors dated March 27, 2002 stating that Emmperative Marketing, Inc. has signed a General Assignment for the benefit of its creditors in favor of Insolvency Services Group, Inc. We believe that Emmperative Marketing Inc. was the only asset of Emmperative and are trying to get information about what this means to our shareholding and its value. Our Emmperative shares have been fully provided for with the discontinued operations.


3.   SPECIAL CHARGES AND GAINS, EXTRAORDINARY CHARGE AND ACQUISITIONS

Special charges and gains

         During September 2001, we released a $3.8 million provision related to the tax provision on the sale of our Lannet subsidiary completed in 1998. During June 2001, we released a $1.3 million provision that we had made to cover the real estate-related claim by Terastor in California on our U.S. subsidiary, Madge Networks Inc. because Terastor withdrew the court action.

         In the fourth quarter of 2000, we released a $3.5 million provision made at the time of the Lannet disposal, for potential associated costs that we now no longer expect to arise. This is reported as a special gain in the consolidated financial statements.

         During September 2000 we set up a new significant provision to cover the restructuring program that had been put in place. The provision was for $2.0 million to cover the sale of the video networking business to Initia, Inc. (formerly Yorktel Acquisition Corporation) ("Initia") and the sale of the manufacturing function of the video networking business to Freedom. The provision covered inventory of $0.7 million, fixed assets of $1.1 million and headcount costs of $0.2 million. This provision was offset by income and various assets and liabilities relating to the video networking business of $1.1 million to give a net charge of $0.9 million.

         We reorganized our operational and internal reporting structure in 1999 into products and services segments. Madge.connect, formerly known as Enterprise Network Products Division, provided products, and Madge.web, formerly known as the Managed Network Services Division, provided services. In the fourth quarter of 1999 Madge.connect created two separate groups, one focusing on enterprise products (Token Ring and Video Networking) and the other on new internet access products (now called Red-M). The sales and marketing and research and development functions within Madge.connect were reorganized along these lines and the related costs were reduced including reductions in headcount in Madge.connect. We incurred a special charge in the fourth quarter of 1999 of $6.2 million relating to headcount costs of $4.6 million, fixed assets of $0.5 million, legal fees of $0.5 million and facilities costs of $0.6 million in relation to this restructuring. Payments prior to December 31, 1999 in relation to the restructuring for employee costs were $0.8 million and $0.3 million in relation to non-employee termination related restructuring charges.

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

         On August 31, 1999 we completed an agreement with Olicom A/S, under which we purchased the intellectual property and the rights to manufacture, sell and develop Olicom's Token Ring product portfolio. The transaction also included Olicom's Token Ring customer base and we hired 55 Olicom employees. The purchase price for the acquisition was $21.5 million, which included an initial payment of $12.3 million, $8.5 million placed in escrow relating to future minimum guaranteed payments to be made over three years based on a percentage of our Token Ring revenues and $0.7 million related to the assumption of a warranty liability. In addition, we were committed to a further payment of $2.0 million, which was placed in escrow and was released in June 2000 when Olicom fulfilled certain technical support milestones. We were also committed to purchase certain Olicom Token Ring inventory in the six months following the sale. The agreement, inclusive of $1.2 million of acquisition related expenses, resulted in $24.5 million of specific intangible assets, which are being amortized utilizing a reducing percentage method, which approximates the forecast reduction in Token Ring sales over a three year period. Accumulated amortization as of December 31, 1999, 2000 and 2001 was $2.9 million, $13.1 million and $20.9 million, respectively.

         On February 5, 1999 we acquired all the outstanding shares of Gains International (C.I.) Limited, Gains Hong Kong Limited and Gains Japan Co. Limited, private companies incorporated in Guernsey, Channel Islands, Hong Kong and Japan, respectively (collectively "Gains"). Gains was an international carrier of telecom services supplying the financial sector. The purchase consideration was $46.0 million in cash. After taking into account the cash balance of Gains and capitalized acquisition costs, the net cash outflow was $37.7 million. The acquisition was accounted for under the purchase method, resulting in goodwill of $33.9 million. Gains is part of Madge.web, which was discontinued and the carrying value of the goodwill was written down to zero as of December 31, 2000.


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

Consolidation

         The consolidated financial statements include the accounts of Madge and its subsidiaries. All material inter-company balances and transactions have been eliminated in consolidation.

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

Furniture and fixtures                       4 years             Manufacturing equipment         1-3 years
Computer and network equipment             3-5 years             Electronic office equipment       3 years
Leasehold improvements            Shorter of the estimated
                                  useful life of the asset
                                  or the period of the lease.


         The depreciation charges for the year ended December 31, 1999, 2000 and 2001 were $13,114,000, $15,984,000 and $2,864,000, respectively.

Goodwill and other intangible assets

         We amortize goodwill and other intangible assets on a systematic basis over their estimated useful lives, which range from three to ten years. Goodwill has been calculated as the excess of the purchase consideration paid over fair value of the net assets acquired. The basis for other intangible assets has been calculated through cash flow analysis to determine the fair value of the specific intangible assets. The carrying amount of goodwill is reviewed on a regular basis for indicators of impairment. Indicators of impairment include an adverse change in the opportunities or business climate in which we operate. Should indicators of impairment exist, such impairment will be reviewed through the examination of non-discounted cash flows.

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

Accrued warranty costs

         We provide limited warranties on our software and hardware products. Warranty periods range from 90 days for some software products to lifetime warranties for some hardware products. We have the option either to repair or replace defective products or return the price paid. We accrue for expected future warranty costs.

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

Foreign currency translation

         We account for foreign currency in accordance with SFAS No. 52, Foreign Currency Translation. Under this Statement, assets and liabilities of our non-U.S. dollar subsidiaries are translated into U.S. dollars at exchange rates in effect at the close of the period. The resulting translation adjustments are excluded from net earnings, and accumulated as a separate component of shareholders' equity. The income and expenses of these operations are translated at monthly market exchange rates.

         Foreign currency transaction gains and losses are included in results of operations in the periods in which they occur. The total amount of currency transaction gain recorded in the 2001 statement of operations was $2.7 million (2000 - gain $3.1 million, 1999 - loss $0.2 million).

Advertising costs

         We account for advertising costs as an expense in the period in which they are incurred. Advertising expenses for 2001 were approximately $0.2 million (2000 - $0.6 million, 1999 - $1.4 million.)

Per share data

         Basic earnings per share is calculated using the weighted average number of common shares outstanding. The diluted EPS is calculated based on the weighted average number of common shares plus the dilutive common shares from the exercise of employee share options. In periods when we report a net loss, basic and diluted EPS are the same because the effect of potential common shares is anti-dilutive. Dilutive effect during 2001 is immaterial, with the result that basic and dilutive EPS are presented together.

YEAR ENDED DECEMBER 31, (IN THOUSANDS, EXCEPT SHARES)         1999        2000         2001
-----------------------------------------------------       --------    ---------    --------
Numerator for the basic and diluted earnings per share:
Total income (loss)                                         $(40,313)   $(151,549)   $ 18,470
                                                            ========    =========    ========
Income (loss) from continuing operations                    $ (5,702)   $  (2,207)   $ 21,943
                                                            ========    =========    ========
Income (loss) from discontinued operations                  $(34,611)   $(149,342)   $ (3,473)
                                                            ========    =========    ========
Denominator for the basic and diluted earnings per share:
Weighted average common shares outstanding:                   40,420       46,672      54,019
                                                            ========    =========    ========
Total income (loss) per share:
Basic and diluted                                           $  (1.00)   $   (3.25)   $   0.34
                                                            ========    =========    ========
Income (loss) from continuing operations per share:
Basic and diluted                                           $  (0.14)   $   (0.05)   $   0.40
                                                            ========    =========    ========
Income (loss) from discontinued operations per share:
Basic and diluted                                           $  (0.86)   $   (3.20)   $  (0.06)
                                                            ========    =========    ========

Comprehensive Income (Loss)

         Under SFAS No. 130, Reporting Comprehensive Income, foreign currency translation adjustments are included in other comprehensive income (loss).

         The following are the components of comprehensive income (loss):

YEAR ENDED DECEMBER 31, (IN THOUSANDS)                        1999         2000         2001
--------------------------------------                     ---------    ---------    ---------
Net income (loss)                                          $ (40,313)   $(151,549)   $  18,470
Foreign currency translation adjustments                      (1,712)      (6,478)      (2,820)
                                                           ---------    ---------    ---------

Total comprehensive income (loss)                          $ (42,025)   $(158,027)   $  15,650
                                                           =========    =========    =========

No income tax effect has been recorded related to the comprehensive income
(loss).


5.   RECLASSIFICATIONS

         Certain amounts in the financial statements for 1999 have been reclassified to conform to the current year's presentation to conform with APB 30.


6.   RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

         We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. We will perform the first of the required impairment tests of intangible assets as of March 31, 2002. We have determined that these tests should not have any effect as annual impairment tests were already performed.


         In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 is first applicable to our financial statements for the year ending December 31, 2002, though earlier application is encouraged. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and provides a single accounting model for long-lived assets to be disposed of. Although SFAS No. 144 retains many of the recognition and measurement provisions of SFAS No. 121, it significantly changes the criteria that have to be met in order to classify long-lived assets as held-for-sale and excludes goodwill and intangible assets not being amortized from its impairment provisions.


7.   RESTRICTED CASH

         In 2000, we placed a further $5.2 million on deposit as collateral against our equipment lease obligations for investment on our NY DataCenter. This continues to be released on a monthly basis as lease commitments are settled. The balance on this deposit account was $3.8 million as at December 31, 2001.

         In 1999 we placed $10.5 million in escrow relating to the performance-related consideration for the purchase of intellectual property and rights to manufacture, sell and develop Olicom Token Ring products. Since 1999, we have paid from this account $5.9 million deferred consideration in the form of royalty payments and $2.0 million in milestone payments to Olicom for reaching certain technical support milestones. The balance on this escrow account was $2.6 million as at December 31, 2001.

8.   OTHER RECEIVABLE

         The other receivable balance as at December 31, 2000 of $6.3 million related to a performance-related consideration receivable for the sale of our manufacturing business in Ireland to Celestica in 1998. In February 2001 we received $8.2 million, being the full $7.0 million performance-related consideration and interest of $1.2 million.


9.   BORROWING ARRANGEMENTS

         Working capital is financed, in part, through two financing arrangements secured on our accounts receivables. Availability of financing under these facilities depend upon the level of receivables. In May 2002, we entered into a new working capital facility with Platinum Funding Corp. ("Platinum"). The facility is secured against the accounts receivables of our U.S. business and is for a minimum of 24 months. The existing GE line will continue, as it relates to non-U.S. receivables, until June 30, 2002, when it will terminate. The balance outstanding under the GE Capital arrangement existing as at December 31, 2001 was $3.2 million.


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

         Prior to the Madge.web shares being acquired, on September 26, 2000 Volendam agreed to loan Madge.web up to $30.0 million (the "Loan Agreement") at an interest rate of LIBOR plus 1.5%. When the Madge.web N.V. Class B Preferred shares were issued to Volendam on January 26, 2001, Volendam effectively waived the repayment of the principal amount of the loan we had drawn down at the time ($28.0 million) and paid us the final $2.0 million due. They were entitled to offset these sums under the Loan Agreement. Pursuant to the Loan Agreement Madge.web N.V. owed Volendam $624,035 in unpaid interest. In September 2001 and then by a subsequent agreement in May 2002, amending the original agreement, Madge.web NV agreed to pay the interest due, in monthly installments until February 2003, plus further interest on such sum, at a rate of 2% above LIBOR, calculated from January 26, 2001 (when the debt was due to be paid) until the debt is finally paid. Madge Networks N.V. also agreed to guarantee the payment of such debt and interest.

         Robert Madge's employment was terminated by mutual consent with effect from October 10, 2001 following the replacement of Mr. Madge as Chief Executive Officer and the relinquishing of his responsibilities as Managing Director. The agreement required a settlement payment to be made to Robert Madge, as compensation for loss of office of $24,167.00 per month for 24 months starting October 28, 2001. This settlement was in line with Dutch employment law practices. With effect from October 10, 2001 we also entered into a consultancy arrangement with Mr. Madge for him to provide consulting services to Madge Networks and our affiliates for a period of 24 months in relation to past activities of these companies and the strategic development of our businesses. Under this arrangement, he will receive a further $10,000 per month for 24 months starting October 28, 2001. Mr. Madge was entitled to receive a bonus of $100,000 under his previous employment arrangements for the year ended December 31, 2000. Such bonus payment is being paid in 24 monthly installments starting October 28, 2001. Mr. Madge has also been paid three months' salary in lieu of his notice period. This amount of $134,880 was paid in three monthly installments starting October, 2001.

         Mr. Madge also receives compensation in his new roles of Supervisory Director and Designated Supervisory Director as approved by our shareholders at the shareholders' meeting on October 10, 2001. As Supervisory Director, Robert Madge receives an annual fee of $32,500 (plus meeting attendance fees) and has received options for 100,000 shares upon his election. In addition, as the Designated Supervisory Director, he receives an additional annual fee of $65,000 and has been granted options over an additional 400,000 shares following his appointment to this role.

         As compensation for Mr. Madge serving on the board of Red-M as one of the Madge Designated Directors, he will also receive (pound)15,000 ($21,000) per annum from us while a director, as well as certain bonus payments in the event that we realize at least $20 million from our Red-M investment over the next six years. The amounts payable to Mr. Madge will increase until we realize $85 million from our Red-M investment, when a final amount would be payable to Mr. Madge.


11.  COMMITMENTS

Capital Lease Obligations and Operating Leases

         In connection with our business combinations and restructurings, future payments of certain duplicate office leases have been charged to expense as part of the special charges. Such lease payments are also included within the table below. Gross rental expense for continuing operations was $5,401,000 in 2001 (2000 - $5,805,000, 1999 - $6,274,000). Gross rental expense for discontinued
operations was $3,059,000 in 2001 (2000 - $3,581,000, 1999 - $2,928,000).
Sublease rental income for continuing operations was $3,235,000 in 2001 (2000 - $2,396,000, 1999 - $2,310,000).

         Madge's principal operating leases are for office buildings. In most cases, it is expected that the operating leases will be renewed or replaced by other leases in the normal course of business.

         At December 31, 2001, future minimum gross rental payments and sublease rental income under lease that have initial or remaining non-cancelable leases terms in excess of one year are as follows:

                                                     Capital leases       Operating leases
                                                     --------------    ----------------------
                                                                        Gross       Sub-lease
Year ended December 31, (in thousands)                                 Rentals       Rentals
--------------------------------------                   -------       -------      ---------
2002                                                     $   607       $ 6,408       $ 3,678
2003                                                         131         6,242         3,433
2004                                                          68         5,107         2,166
2005                                                          --         5,120         2,144
2006                                                          --         4,861         1,861
2007 and thereafter                                           --        30,015         1,037
                                                         -------       -------       -------
      Total                                              $   806       $57,753       $14,319
                                                                       =======       =======
   Less amount representing interest                          65
                                                         -------
   Less current portion of lease obligations                 559
                                                         -------
   Long-term portion                                     $   182
                                                         =======

         Amounts estimated to be paid under commitments for capital leases and gross rental payments for the discontinued operations have been accounted for in accordance with APB 30 and EITF Issue no. 95-18 as at December 31, 2001 and are included in the current liabilities of the discontinued operations.


         As of December 31, 2001 the gross amount of assets held under capital leases included in property and equipment, principally computer equipment, was $1,871,000 with accumulated amortization of approximately $1,094,000.


12.  INCOME TAXES

         Significant components of the deferred tax assets at December 31, 2000 and December 31, 2001 (in thousands) were as follows:

                                                             2000        2001
                                                           --------    --------
Current deferred tax assets:
   Net operating losses                                    $ 75,621    $  9,658
   U.S. research and development  credits                     1,629       1,629
   Warranty accruals                                          1,134         532
   State tax and employee benefit accruals                      (64)         49
   Allowances for bad debts                                     433         840
   Other general provisions, net                              1,818         583
                                                           --------    --------
Total current deferred tax assets                            80,571      13,291
Less valuation allowance for deferred tax assets            (80,532)    (13,291)
                                                           --------    --------
Current deferred tax assets after valuation allowance            39          --
                                                           --------    --------
Net deferred tax assets                                    $     39    $     --
                                                           ========    ========

         At December 31, 2001, we had net operating loss carry-forwards of approximately $31 million world-wide with various expiration dates in different countries. In addition, we have research and development credits in the United States of approximately $1.6 million that expire in the years 2002 to 2012. For financial reporting purposes, a valuation allowance has been recognized to offset all deferred tax assets related to the carry-forwards as it is not certain that the carry-forwards will be utilized before their expiration dates.

         For financial reporting purposes, income (loss) before income taxes from continuing operations includes the following components:

Year ended December 31, (in thousands)           1999        2000        2001
--------------------------------------         --------    --------    --------
United Kingdom                                 $ (4,631)   $ (4,142)   $ 16,453
United States                                   (15,825)     (4,540)      6,140
Rest of World                                    15,692       6,676      (1,280)
                                               --------    --------    --------
Total                                          $ (4,764)   $ (2,006)   $ 21,313
                                               ========    ========    ========

         Significant components of the provision (benefit) for income taxes attributable to continuing operations are as follows:

Year ended December 31, (in thousands)            1999        2000        2001
--------------------------------------          -------     -------     -------
Current:
   United Kingdom                               $  (508)    $   119     $    --
   United States                                     --          --          --
   Rest of World                                  1,111          82      (2,168)
                                                -------     -------     -------
   Total current                                    603         201      (2,168)
                                                -------     -------     -------
Deferred:
   United Kingdom                                   335          --          --
   United States                                     --          --          --
   Rest of World                                     --          --          39
                                                -------     -------     -------
   Total deferred                                   335          --          39
                                                -------     -------     -------
                                                $   938     $   201     $(2,129)
                                                =======     =======     =======


         The following table presents the differences between The Netherlands tax rate and the effective tax rate:

Year ended December 31, (in thousands)            1999        2000        2001
--------------------------------------           ------      ------      ------
The Netherlands statutory tax rate (benefit)      (35.0)%     (35.0)%      35.0%
Utilization of net operating losses              (318.1)     (508.3)      (19.7)
Higher effective rates in other countries           7.1         5.6         0.2
Lower effective rates in other countries             --       (47.7)       (0.6)
Losses, not utilized                              141.7       351.1         0.3
Prior year items                                     --          --       (15.9)
Non-deductible expenses                           224.0       244.3        (9.2)
                                                  ------     ------      ------
Effective tax rate (benefit)                       19.7%       10.0%       (9.9)%
                                                  ======     ======      ======


13.  OTHER ACCRUED LIABILITIES

         Other accrued liabilities in the balance sheet consist of:

As at December 31, (in thousands)                             2000          2001
---------------------------------                          -------       -------
Corporate accruals                                         $11,237       $ 5,440
Warranty accruals                                            3,881         1,775
Connect accruals                                             9,821         5,194
Restructuring and integration accruals                       4,563         1,581
Other accruals                                               1,046           833
                                                           -------       -------
                                                           $30,548       $14,823
                                                           =======       =======

14.  SHAREHOLDERS' EQUITY

         In addition to common shares we have the following authorized shares: 2 million Preferred A shares at euro 0.45 par value and 2 million Preferred B shares at euro 0.45 par value. There were no preferred shares issued or outstanding at December 31, 2001 or 2000.

         We have no retained earnings under either Netherlands law or U.S. generally accepted accounting principles as of December 31, 2001. In the future, our earnings available for distribution by way of dividends will be determined in accordance with the laws of The Netherlands in the financial statements of the parent company, Madge Networks N.V.

         The number of common shares issued and outstanding was 54,037,611 and 53,928,726 as of December 31, 2001 and 2000, respectively. During 2001 we issued 13,981 common shares under our share option plans and 224,904 under our Employee Share Purchase Plan. Also, during 2001 we canceled 130,000 treasury shares.

         The shareholders meeting held on October 10, 2001 approved an amendment to the Articles of Association for Madge Networks N.V. to convert our share capital from Dutch guilders to euros to reflect the fact that the Dutch guilder was replaced by the euro as the official currency of the Netherlands from January 1, 2002. With effect from October 10, 2001 the nominal or par value of each share is euro 0.45.


15.  SEGMENTAL INFORMATION AND SIGNIFICANT CUSTOMERS

         Our businesses are organized, managed and internally reported as separate services and products segments which are reportable under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. In 2000 we made certain changes to the composition of our reportable segments and operated through three subsidiary groups, Madge.connect, Madge.web and Red-M. Madge.connect is a global supplier of Token Ring LAN product solutions for mission-critical enterprise networks. The discontinued segment Madge.web supplied networking services to businesses with expertise in I.P-enabled networks. Red-M is a pioneering developer and leading supplier of wireless networking products and software solutions that enable access to a range of voice, video and data from a range of mobile devices and manage the connectivity of mobile devices into fixed networks. Segmental information for 1999 has been restated to reflect the new segment composition. Our centralized services are reported under Corporate and other.

         As part of the restructuring of our business our Madge.connect and corporate divisions have been combined and will not be reported as separate segments from the start of 2002.

         We are an integrated enterprise characterized by substantial inter-segmental co-operation, cost allocation and inventory transfers. Therefore, management does not represent that these segments, if operated independently, would report the operating results and other financial information shown. Going forward there will only be one segment to report.

BUSINESS SEGMENT INFORMATION

                                                                         Total
                                                                      Continuing
                                                                      Operations
                                                                          per
Year ended December 31,         Connect        Red-M     Corporate    Financial       Web         Total
(in thousands)                  Products     Products    and Other    Statements    Services     Company
-----------------------        ----------   ----------   ----------   ----------   ----------   ----------
NET SALES
2001                            $  70,162    $     155           --    $  70,317           --    $  70,317
2000                            $ 125,909           --           --    $ 125,909    $  41,216    $ 167,125
1999                            $ 166,677           --           --    $ 166,677    $  29,475    $ 196,152

SPECIAL CHARGES
2001                                   --           --    $  (5,112)   $  (5,112)          --    $  (5,112)
2000                            $     882           --    $  (3,500)   $  (2,618)          --    $  (2,618)
1999                            $  (7,565)          --           --    $  (7,565)          --    $  (7,565)

OPERATING INCOME (LOSS)
2001                            $  13,537    $  (5,312)   $   3,558    $  11,783           --    $  11,783
2000                            $   9,006    $ (12,079)   $   1,777    $  (1,296)   $(107,662)   $(108,958)
1999                            $  (6,297)          --    $    (662)   $  (6,959)   $ (34,611)   $ (41,570)

LONG-LIFE ASSETS
2001                            $   6,462           --    $   4,596    $  11,058    $   4,208    $  15,266
2000                            $  17,135    $     463    $   5,912    $  23,510    $   4,208    $  27,718
1999                            $  32,724           --    $   8,382    $  41,106    $  55,804    $  96,910

DEPRECIATION AND AMORTIZATION
2001                            $   6,269    $      57    $   3,164    $   9,490           --    $   9,490
2000                            $  13,880    $      30    $   1,876    $  15,786    $  13,526    $  29,312
1999                            $   8,815           --    $   1,096    $   9,911    $   7,828    $  17,739

ADDITIONS TO LONG-LIFE ASSETS
2001                            $     236    $     281           --    $     517           --    $     517
2000                            $     205    $     903    $     494    $   1,602    $  47,048    $  48,650
1999                            $  24,722           --    $   4,352    $  29,074    $  55,805    $  84,879

         The above table is based on management estimates and may include differences to U.S. generally accepted accounting principles, including estimates of costs and allocation of overheads between divisions. Net sales and operating loss from discontinued operations for 2000 includes approximately $10,584 and $32,133, respectively, for the period January 1, 2001 to April 27, 2001.

         As discussed in note 20, Red-M is not a subsidiary with effect from April 12, 2001 and, therefore, the operations of Red-M are not included in operating income (loss) for the period after April 12, 2001.


GEOGRAPHIC INFORMATION

         Information in the table below is presented on the basis required by SFAS No. 131. We are internally managed by service and product business units, not by geographical area as represented in the table below:

NET SALES FROM CONTINUING OPERATIONS:

Year ended December 31, (in thousands)         1999         2000         2001
--------------------------------------      ---------    ---------    ---------
United Kingdom sales                        $  24,616    $  22,805    $   8,569
United Kingdom intra-group sales               81,102       68,950       33,966

Germany sales                                  44,148    $  34,833    $  20,902
Germany intra-group sales                       2,107        2,951        3,710

Rest of Europe Sales                           35,338    $  17,848    $  12,508
Rest of Europe intra-group sales                3,939        1,192           55

Americas sales                                 48,324    $  41,566    $  25,417
Americas intra-group sales                     17,746        7,327           --

Rest of World sales                            14,251        8,857        2,921
Rest of World intra-group sales                 2,557        1,134        4,490

Eliminations                                 (107,451)     (81,554)     (42,221)
                                            ---------    ---------    ---------
Total                                       $ 166,677    $ 125,909    $  70,317
                                            =========    =========    =========

OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS:

Year ended December 31, (in thousands)         1999         2000         2001
--------------------------------------      ---------    ---------    ---------
United Kingdom operations                   $  (6,310)   $  (3,344)   $   7,738
Germany operations                                560          300          836
Rest of Europe operations                      (1,316)       4,267          248
Americas operations                           (16,341)      (4,628)       6,985
Rest of World                                  16,448        2,109       (4,024)
                                            ---------    ---------    ---------
Total                                       $  (6,959)   $  (1,296)   $  11,783
                                            =========    =========    =========

TOTAL ASSETS:

As of December 31, (in thousands)              1999         2000         2001
---------------------------------           ---------    ---------    ---------
Continuing operations:
United Kingdom operations                   $ 104,532    $  63,974    $  40,852
Germany operations                              1,125          403           89
Rest of Europe operations                       8,647       18,951          547
Americas operations                            26,837        6,005        9,000
Rest of World                                 (16,175)      (2,478)     (10,188)
Discontinued operations                        67,532       17,484        5,798
                                            ---------    ---------    ---------
Total                                       $ 192,498    $ 104,339    $  46,098
                                            =========    =========    =========


16.  STOCK-BASED BENEFIT PLANS

         We have reserved a total of 21,000,000 common shares, 500,000 common shares and 4,100,000 common shares for issuance under our 1993 Stock Plan and 1993 Directors' Stock Option Plan (collectively the "Plans"), and 1993 Employee Share Purchase Plan, respectively. Going forward we will not issue any further options under our Directors' Stock Option Plan and any options that are to be issued to

Supervisory Directors will be issued from the 1993 Stock Option Plan pool but under the conditions of the Directors' Stock Option Plan.

         As of December 31, 2001, options to purchase 7,935,766 common shares were outstanding under the Plans of which options for 2,851,495 common shares were exercisable, with expiration dates ranging from January 9, 2002 to December 10, 2011. An additional 7,209,522 common shares were available for grant under the Plans. Through December 31, 2001 6,354,703 common shares had been issued upon exercise of options under the Option Plans. Each outstanding option at December 31, 2001 entitled the holder to purchase one common share at an exercise price of between $0.410 and $15.625. Share options are generally granted with an expiration date of ten years from the date of grant and vesting normally occurs over a four-year service period.

         As of December 31, 2001, we had issued 3,372,481 common shares and had 727,788 common shares available for future grant under our 1993 Stock Employee Share Purchase Plan.

         We grant stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant unless that is less than the nominal value of the shares, in which case we issue them at nominal value. We account for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognize no compensation expense for stock option grants. We have an Employee Stock Purchase Plan under which eligible employees may designate up to 10% of their cash compensation to be deducted each pay period for the purchase of common shares. Twice each year, common shares are purchased with the employees' payroll deductions for the previous six months at a price per share of 85% of the lesser of the market price of the common shares on the purchase date or the market price on the first day of the offering period unless that price would be less than the nominal value of the shares, in which case the employee is given the choice of a refund of funds provided, or the Company will issue the shares at the nominal value. We recognize compensation expense for the 15% discount from market price and recorded expense of $29,000 in 2001 (2000 -$203,000, 1999 - $188,000).

         Share option activity under the Plans and the predecessor plans for each of the three years in the period ended December 31, 2001, was as follows:

                              OPTION EXERCISE PRICE

                                                                                        Weighted
                                                                                          avg.
                                     $0.000-      $0.410-      $0.640-                  exercise
                                     $0.410       $0.640      $27.8750       Total       price
                                   ----------   ----------   ----------   ----------    --------
Outstanding January 1, 1999             2,150       10,189    6,062,219    6,074,558    $   5.66

Granted                                    --           --           --    2,659,302        3.12
Exercised                                  --           --           --     (164,199)       3.20
Canceled                                   --           --           --   (2,166,604)       5.63
                                   ----------   ----------   ----------   ----------    --------
Outstanding December 31, 1999           1,062            0    6,401,995    6,403,057    $   4.68

Granted                                    --           --           --    1,147,800        4.87
Exercised                                  --           --           --     (729,316)       5.59
Canceled                                   --           --           --   (2,028,029)       4.42

                                   ----------   ----------   ----------   ----------    --------
Outstanding December 31, 2000               0            0    4,793,512    4,793,512    $   4.71

Granted                                    --           --           --    4,870,408        0.62
Exercised                                  --           --           --      (13,981)       3.19
Canceled                                   --           --           --   (1,714,173)       4.37

                                   ----------   ----------   ----------   ----------    --------

Outstanding December 31, 2001         500,500    4,337,908    3,097,358    7,935,766    $   2.28
                                   ==========   ==========   ==========   ==========    ========

Weighted average remaining life    9.79 years   9.84 years   4.51 years   7.76 years

Exercisable at December 31, 2001      166,668            0    2,684,827    2,851,495

Weighted average exercise price of
options exercisable                     $0.41   $        0   $     5.06   $     4.79


         Companies that apply APB No. 25 are required to disclose pro forma net income and pro forma earnings per share calculated as if the measurement provisions of SFAS No. 123 had been adopted in their entirety. The pro forma disclosures include the effects of all awards granted in fiscal years 1999, 2000 and 2001. In management's opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options because such models were developed for traded options that have no vesting provisions and are fully transferable. In addition, stock option pricing models require the input of highly subjective assumptions, including the expected future stock price volatility.

         The fair value of options at the date of grant estimated using the Black-Scholes multiple option model contained the following weighted average ten-year assumptions:

Year ended December 31,                             1999       2000       2001
                                                  --------   --------   --------
Expected option term from vest date               3 months   8 months   7 months
Risk free interest rate                               6.62%      5.02%      5.88%

Volatility                                             70%        89%       107%
Dividend yield                                          0          0          0


         Using the assumptions listed above, share based compensation costs reduced our income or increased the loss on a pro forma basis to those shown below:

         Continuing operations:

Year ended December 31, (in thousands)                 1999         2000         2001
--------------------------------------              ---------    ---------    ---------
Reported income (loss) before income taxes          $  (4,764)   $  (2,006)   $  21,313

Pro forma compensation expense from stock options       3,966        2,225        1,446
Pro forma provision (benefit) for income tax              157          (11)      (1,986)
                                                    ---------    ---------    ---------
Pro forma net income (loss)                         $  (8,887)   $  (4,220)   $  21,853
                                                    =========    =========    =========
Pro forma net income (loss) per share               $   (0.22)   $   (0.09)   $    0.40


Discontinued operations:

Year ended December 31, (in thousands)                 1999         2000         2001
--------------------------------------              ---------    ---------    ---------
Reported loss before income taxes                   $ (34,611)   $(107,662)   $  (3,473)
Loss on disposal of discontinued business                  --    $ (41,680)          --
Pro forma compensation expense from stock options
                                                           --          946           --
                                                    ---------    ---------    ---------
Pro forma net loss                                  $ (34,611)   $(150,288)   $  (3,473)
                                                    =========    =========    =========
Pro forma net loss per share                        $   (0.86)   $   (3.22)   $   (0.06)
                                                    =========    =========    =========


         Based on the above methodology, the per-share weighted-average fair value of options granted during the years ended December 31, 1999, 2000 and 2001 was $1.84, $2.88 and $0.46, respectively.


17.  PENSION PLANS

         We contribute to defined contribution pension plans for the benefit of employees in the United Kingdom. Contributions to the plans are based on employees' salaries. The rate of contribution has been consistent throughout the periods presented. The assets of these plans are held separately from those of Madge in independently administered funds. Contributions are expensed as they become payable. We also maintain a 401(k) retirement savings plan for our full-time U.S. employees. Each participant of the United Kingdom plan may elect to contribute from 1% to 6% of his or her annual compensation to the plan, and we match the employees' compensation up to 6% of the employees' annual compensation. A participant of the U.S. plan may elect to contribute from 1% to 15% of their annual compensation and we match 50% of the employees' contribution to a maximum of 3% of the employee's annual compensation.

         The amount of contributions expensed by us under these pension plans was $0.5 million for the year ended December 31, 2001 (2000 - $1.5 million, 1999
- $1.5 million).


18.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISKS

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

         We deposit cash surpluses only with high credit quality banks and institutions. At December 31, 2001 approximately $8.5 million of cash and cash equivalents was held in bank deposits.

         Throughout 2001 no forward foreign exchange contracts were outstanding.


19.  LEGAL PROCEEDINGS

         From time to time Madge and our subsidiaries are involved in disputes relating to claims arising out of our operations in the normal course of business and also disputes that have and may still result from the discontinuation of our Madge.web business. Among other things, such claims may relate to allegations of patent infringement, employment-related claims, product warranty claims and service claims. Specific claims (none of which is currently a formal legal proceeding) relating to the Madge.web discontinuation include claims from equipment leasing companies, unpaid invoices, and claims from landlords for unpaid rent. If a large proportion of the disputes we currently have were litigated and we lost, our results of operations and financial position would likely be materially adversely affected.


20.  SALE OF RED-M SHARES

         On April 12, 2001, we secured additional funding for Red-M from Apax Partners Funds and Amadeus Capital Partners the ("Red-M Investors"). On September 10, 2001 and again in November, 2001, further investments in Red-M was received from Intel Capital Corporation ("Intel). Red-M called in a further
$2.9 million of committed funds from the Red-M Investors in return for additional shares being issued which was invested by the end of May 2002. As a result as at May 31, 2002 we hold 37.2% of the issued share capital and 29.7% of the fully diluted equity in Red-M. The Red-M Investors and Intel together hold 62% and 49.5% of the issued share capital and the fully diluted equity, respectively, and the management and employees of Red-M will hold the balance. We hold ordinary shares in Red-M and the Red-M Investors and Intel hold Series A shares, which have preference rights over funds received in the event of an initial public offering or sale of Red-M. As all the shares issued have certain tag-along, rights of first refusal and pre-emptive rights attached to them and we and the other shareholders in Red-M may well seek further additional funding from strategic trade investors in the future, our shareholding in Red-M will likely be further diluted over time. There are also certain events, such as the liquidation of Madge Networks N.V., a change of control of Madge Networks N.V. or if Madge Networks N.V. shares become a tracking stock for Red-M shares (as defined in the Articles of Association of Red-M), in which we would be required to sell our shares in Red-M to the Red-M Investors and Intel, under certain circumstances, at a discount to the value at the time.

         We do not have control of the Red-M Board or its operations, although certain key decisions require our consent, such as any additional issuance of shares in Red-M, material changes to the business or material capital expenditure. Of the seven current members of the Red-M board of directors, we have designated two (Robert Madge and Kirstie Hallgate), the Red-M Investors have also designated two, the Chairman and a further director are independent non-executives appointed by all parties, and the chief executive officer of Red-M is the remaining director. It is possible that additional investors in Red-M may also require board representation or an observer seat (as Intel have requested). Martin Malina, our Chief Executive Officer, currently also sits on the Red-M Board, as an observer. In addition, although certain of the officers of Red-M were formerly employed by Madge, their employment arrangements with Madge have terminated as their employment was transferred to Red-M early in 2001.

         Since April 12, 2001, Red-M is no longer a subsidiary of the Madge group but is classified as an associated company, and we will no longer consolidate the results of Red-M in the financial statements of Madge Networks. Therefore, in accordance with U.S. GAAP, we now account for Red-M under the equity method and recognize our allocable percentage of Red-M's net income or loss on our income statement based upon our equity holding in Red-M. The carrying value of our investment has been reduced to zero and we will recognize no further operating losses. We will recognize our share of profits as, when and if Red-M becomes profitable on a cumulative basis. We will receive cash from Red-M only if Red-M pays a cash dividend or makes a distribution to its shareholders. In addition, we recognized a gain of $8.0 million on the sale of a portion of our shares for $8.65 million cash.


21.  RECEIVABLE DUE FROM ADMINISTRATION PROCESS

         On April 27, 2001, we publicly announced that, after 16 months of seeking additional financing for Madge.web, the Board of Madge Networks decided not to further fund the operations of Madge.web and that we were searching for a purchaser of Madge.web. In order to provide for orderly administration of Madge.web and to further the ability to sell it as a going concern, Madge.web Limited in the United Kingdom and Madge SE Asia Pte Ltd in Singapore were put into Administration and Interim Judicial Management, respectively, in accordance with their local laws in processes broadly similar to Chapter 11 in the United States. In June 2001, Madge Networks provided $3.7 million of funding to the Administration of Madge.web Limited and a further $0.3 million to the Interim Judicial Management of Madge SE Asia Pte Ltd in Singapore. During September 2001, we decided that the $0.3 million funding to the Interim Judicial Management of Madge SE Asia Pte Ltd in Singapore would not be repaid as the liquidation in Singapore has not realized enough funds. During December 2001 we received $1.5 million from the Administrators of Madge.web Limited. The remaining $2.2 million of funding has been reported separately in the consolidated financial statements. This forms part of the $6.3 million total provided to the Administrators and Interim Judicial Management.


22.  SUBSEQUENT EVENTS

         See Note 9 for details concerning the new U.S. receivables factoring facility entered into on May 21, 2002.

                                   Schedule II


                               MADGE NETWORKS N.V.
                        VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                       Additions
                                    Balance at   ------------------------
                                    beginning    Charged to   Charged to                 Balance at
                                        of       costs and       other                     end of
Description                           period      expenses    accounts(a)   Deductions     period
-----------                         ----------   ----------   -----------   ----------   ----------
YEAR ENDED DECEMBER 31, 1999
Allowance for doubtful accounts        2,604        3,081          695        (2,841)       3,539

YEAR ENDED DECEMBER 31, 2000
Allowance for doubtful accounts        3,539        2,253         (226)       (4,236)       1,330

YEAR ENDED DECEMBER 31, 2001
Allowance for doubtful accounts        1,330        1,742          (11)       (1,692)       1,369

------------
(a)  Currency translation adjustments

                                 EXHIBIT INDEX

EXHIBIT NO.         EXHIBIT
-----------         -------
1.                  Articles of Incorporation of Registrant dated November 22,
                    2001 incorporated by reference to Exhibit 1 to our Form 6-K filed on February 27, 2002.

2.                  Not applicable.

3.(i) Agreement between Cansolt Trustees Limited, as Trustees of a Settlement under a Deed dated March 8, 1990, and Hartland Holdings Limited pursuant to Rule 13d-1(k)(1)(iii) under Securities and Exchange Act of 1934, as amended, incorporated by reference to Exhibit 2 to Robert Madge's
                    Schedule 13D Report filed on August 4, 2000.

3.(ii) Agreement between Cansolt Trustees Limited, as Trustees of a Settlement under a Declaration of Trust dated June 7, 1993 and Volendam Investeringen N.V. pursuant to Rule 13d-1(k)(1)(iii) under Securities and Exchange Act of 1934, as amended, incorporated by reference Exhibit 3 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

3.(iii) Agreement between Cansolt Trustees Limited, as Trustees of a Settlement under a Deed dated March 8, 1990, Hartland Holdings Limited and Landhart Investments N.V. pursuant to Rule 13d-1(k)(1)(iii) under Securities and Exchange Act of 1934, as amended, incorporated by reference Exhibit 4 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(i) *Patent License Agreement dated as of July 1, 1999, between Registrant and International Business Machines Corporation, incorporated by reference to Exhibit 4(a)(i) to our Annual Report on Form 20-F for 2000 filed on July 12, 2001.

4.(a)(ii)           Agreement for the Sale and Purchase of assets dated as of
                    August 31, 1999 between Registrant and Olicom A/S, incorporated by reference to Exhibit 4(a)(ii) to our Annual
                    Report on Form 20-F for 2000 filed on July 12, 2001.

4.(a)(iii)          Receivables Financing Agreement dated as of October 1, 1999, between Madge Networks Limited and GE Capital Commercial
                    Finance Limited, incorporated by reference to Exhibit
                    4(a)(iii) to our Annual Report on Form 20-F for 2000 filed on July 12, 2001.

4.(a)(iv)           Guarantee given by Registrant on various finance leases
                    entered into by Madge.web Limited and Hewlett Packard
                    International Bank Limited dated October 14, 1999, incorporated by reference to Exhibit 4(a)(v) to our Annual
                    Report on Form 20-F for 2000 filed on July 12, 2001.

4.(a)(v) *Master Agreement dated as of April 12, 2000, between Madge.connect Holdings B.V. and Vital Network Services LLC., incorporated by reference to Exhibit 4(a)(vi) to our Annual Report on Form 20-F for 2000 filed on July 12, 2001.

EXHIBIT NO.         EXHIBIT
-----------         -------
4.(a)(vi)           Loan Agreement dated as of July 26, 2000, between Madge.web
                    N.V. and Volendam Investeringen N.V. incorporated by reference Exhibit 5 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(vii)          Share Purchase Agreement dated as of July 26, 2000, between
                    Registrant and Volendam Investeringen N.V. incorporated by reference Exhibit 6 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(viii)         Registration Rights Agreement dated as of July 26, 2000,
                    between Registrant and Volendam Investeringen N.V.
                    incorporated by reference Exhibit 7 to Robert Madge's
                    Schedule 13D Report filed on August 4, 2000.

4.(a)(ix)           Subscription Agreement dated as of July 26, 2000, between
                    Madge.web N.V. and Volendam Investeringen N.V. incorporated by reference Exhibit 8 to Robert Madge's Schedule 13D Report filed on August 4, 2000.

4.(a)(x) *Investment Agreement dated as of April 12, 2001, between Registrant, Red-M (Communications) Limited, Michael Wilson & Others, Apax Funds and Amadeus Funds incorporated by reference to Exhibit 4(a)(xiv) to our Annual Report on Form 20-F for 2000 filed on July 12, 2001.

4.(a)(xi)           Funding Agreement dated as of April 27, 2001 between
                    Registrant and PricewaterhouseCoopers, incorporated by reference to Exhibit 4(a)(xvi) to our Annual Report on Form
                    20-F for 2000 filed on July 12, 2001.

4.(a)(xii)          Funding letter dated as of May 14, 2001 between Registrant and PricewaterhouseCoopers in Singapore.

4.(a)(xiii)         Settlement Agreement dated June 18, 2001 between Registrant,
                    Madge.web Limited (In Administration), Interim Judicial
                    Manager and Tullett & Tokyo Liberty Plc.

4.(a)(xiv)          Sale Agreement dated July 18, 2001 between Registrant,
                    Madge.web Limited (In Administration), Interim Judicial
                    Managers and Tullett & Tokyo Liberty Plc.

4.(a)(xv)           Articles of Incorporation of Red-M (Communications) Limited
                    as at September 4, 2001

4.(a)(xvi)          Settlement Letter dated September 7, 2001 between Registrant and Telecity (UK) Limited.

4.(a)(xvii)         **Shareholders Agreement dated September 10, 2001 between
                    Registrant, Intel Capital Corporation, Red-M
                    (Communications) Limited, Apax Funds, and Amadeus Funds.

4.(a)(xviii)        Settlement Letter dated September 28, 2001 between
                    Registrant, Madge.web N.V. and Volendam Investeringen N.V.

4.(a)(xix)          Settlement Agreement and mutual release dated October 10,
                    2001 between Madge Networks Limited, Madge.web Limited
                    (InLiquidation) and British Telecommunications Plc.

EXHIBIT NO.         EXHIBIT
-----------         -------
4.(a)(xx)           Settlement Agreement dated October 10, 2001 between
                    Registrant and Robert Madge.

4.(a)(xxi)          Consultancy Agreement dated October 10, 2001 between
                    Registrant and Robert Madge.

4.(a)(xxii)         Settlement Agreement dated November 1, 2001 between
                    Registrant and Celestica Ireland Limited.

4.(a)(xxiii)        Manufacturing Agreement dated November 30 2001 between Madge
                    Networks Limited and Sanmina SCI.

4.(a)(xxiv)         Supplemental Agreement & Deed of Indemnity dated December
                    21, 2001 between Registrant and PricewaterhouseCoopers.

4.(a)(xxv)          **Amendment to Shareholders Agreement dated January 17, 2002 between Registrant, Intel Capital Corporation, Red-M
                    (Communications) Limited, Apax Funds, and Amadeus Funds.

4.(a)(xxvi)         Promissory Note dated April 30, 2002 between Registrant and
                    Cisco Systems Finance International.

4.(a)(xxvii)        Letter Agreement dated April 29, 2002 between Registrant and
                    Robert Madge.

4.(a)(xxviii)       Factoring Agreement dated May 21, 2002 between Madge
                    Networks, Inc. and Platinum Funding Corp.

4.(a)(xxix)         Amendment to Settlement Agreement dated May 21, 2002 between
                    Registrant, Madge.web N.V. and Volendam Investeringen N.V.

4.(a)(xxx)          Amendment to Settlement Agreement and mutual release dated
                    May 28, 2002 between Madge Networks Limited, Madge.web
                    Limited (In Liquidation) and British Telecommunications plc.

4.(c)(i) Employment Contract for Christopher Bradley, incorporated by reference to Exhibit 4(c)(i) to our Annual Report on Form 20-F for 2001 filed on July 12, 2001.

4.(c)(ii)           Employment contract for Martin Malina.

4.(c)(iii)          Employment contract for Christopher Semprini.

EXHIBIT NO.         EXHIBIT
-----------         -------
4.(c)(iv)           Indemnification Agreements between Registrant and the
                    following:

                    --   Christopher Bradley, incorporated by reference to
                         Exhibit 4(c)(ii) to our Annual Report on Form 20-F for 2001 filed on July 12, 2001.

                    -- Michael Fischer, incorporated by reference to Exhibit 4(c)(ii) to our Annual Report on Form 20-F for 2001 filed on July 12, 2001.

                    -- Alex Vieux, incorporated by reference to Exhibit 4(c)(ii) to our Annual Report on Form 20-F for 2001 filed on July 12, 2001.

                    --   Robert Madge.

                    --   Christopher Semprini.

                    --   Martin Malina.


*Confidential treatment has been received for portions of this Exhibit.

**Confidential treatment is being requested for portions of this Exhibit.

We have not included as exhibits agreements listed in Item 10 - Material Contracts, that relate solely to Madge.web as this business has been discontinued. Nor have we included any agreements that relate solely to Red-M as this is now an associated company of the Madge group.